   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 1997


                                                      REGISTRATION NO. 333-37993
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              ACCESS BEYOND, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                             3661                            52-1987873
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)
                                                                       MARK FIELDS
                                                              ACTING CHIEF FINANCIAL OFFICER
            1300 QUINCE ORCHARD BLVD.                           1300 QUINCE ORCHARD BLVD.
              GAITHERSBURG, MD 20878                              GAITHERSBURG, MD 20878
                  (301) 921-8600                                      (301) 921-8600
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                      NUMBER,                                            NUMBER,
  INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL        INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                EXECUTIVE OFFICES)

                            ------------------------

                                    Copy to:
                             STEPHEN I. BUDOW, ESQ.
                     MORRISON COHEN SINGER & WEINSTEIN, LLP
                              750 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-8600
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this registration statement becomes effective.
                            ------------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================
                                                                             AGGREGATE
TITLE OF EACH CLASS OF                  AMOUNT TO BE                          OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED            REGISTERED(1)                          PRICE(2)     REGISTRATION FEE
                                                        PROPOSED MAXIMUM
                                                       AGGREGATE OFFERING
                                                        PRICE PER SHARE
-----------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.........    23,106,433         $.01(3)           $16,639           $5.04
Common Stock, $.01 par value.........    22,681,729         $7.14(4)        $11,683,305       $3,535.35
Series A Preferred Stock, $.01 par
  value..............................    1,217,930         $20.73(5)         $1,818,111        $551.01
          Total......................    47,006,092            --           $13,518,055       $4,091.40
===========================================================================================================

(1) Represents the maximum number of shares of the Registrant's common stock and Series A Preferred Stock issuable in the merger described herein.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended, and based on one-third of the par value or stated value of the securities to be canceled in the transaction.

(3) Represents the par value per share of common stock of Hayes Microcomputer Products, Inc. to be canceled in the transaction.

(4) Represents the stated value per share of Series A Preferred Stock of Hayes Microcomputer Products, Inc. to be canceled in the transaction.

(5) Represents the stated value per share of Series B Preferred Stock of Hayes Microcomputer Products, Inc. to be canceled in the transaction.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
================================================================================

[LOGO]



                                                               December 12, 1997


Dear Stockholder:

     You are cordially invited to attend the Annual Meeting of Stockholders of Access Beyond, Inc. (the "Company" or "Access Beyond") on December 29, 1997, at 10 a.m., local time, at the offices of Access Beyond, 1300 Quince Orchard Boulevard, Gaithersburg, Maryland.

     At the Annual Meeting, you will be asked to consider and vote upon, among other things, (i) the proposal (the "Proposal") to approve and adopt the Agreement and Plan of Reorganization dated as of July 29, 1997 as amended by the First Amendment to the Merger Agreement dated as of November 7, 1997, and the Second Amendment to the Merger Agreement dated as of November 21, 1997 (as so amended, the "Merger Agreement"), among Access Beyond, Hayes Microcomputer Products, Inc., a Georgia corporation ("Hayes"), and H & A Merger Sub, Inc., a wholly-owned subsidiary of Access Beyond (the "Subsidiary"), and (ii) the ratification of the Preferred Stock Investment Agreement dated November 12, 1997.

     Pursuant to the Merger Agreement, the Subsidiary will be merged (the "Merger") with and into Hayes, and Hayes will become a wholly-owned subsidiary of Access Beyond. As a result of the Merger and the transactions contemplated thereby, (a) all holders of Hayes (i) common stock will have the right to receive shares of Access Beyond common stock, (ii) Series A Preferred Stock will have the right to receive shares of Access Beyond common stock and (iii) Series B Preferred Stock will have the right to receive shares of Access Beyond Series A Preferred Stock; (b) Access Beyond will amend its certificate of incorporation to (i) change its name to Hayes Corporation, (ii) increase the number of authorized shares of common stock and (iii) create the Series A Preferred Stock;
(c) the Board of Directors of Access Beyond will be increased to seven members, five of whom will be designated by the Hayes shareholders; and (d) the obligations of Hayes under the Hayes Option Plan will be assumed by the Company. After giving effect to the Merger, the Hayes shareholders will own approximately 79% of the issued and outstanding equity securities of the Company, excluding options and shares of the Company's 6% Cumulative Convertible Preferred Stock and shares of Access Beyond common stock issued or issuable upon the conversion thereof. After giving effect to the Merger and assuming that (x) all then vested and exercisable options and warrants to purchase Hayes common stock are exercised and (y) none of the then vested and exercisable options to purchase Access Beyond's common stock are exercised, the Hayes shareholders will own approximately 80.08% of the issued and outstanding equity securities of the Company, excluding options and shares of the Company's 6% Cumulative Convertible Preferred Stock and shares of Access Beyond common stock issued or issuable upon the conversion thereof.

     You should read carefully the accompanying Notice of Annual Meeting of Stockholders and the Proxy Statement/Prospectus for details of the Merger, the Preferred Stock Investment Agreement and additional related information.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER WILL PROVIDE SIGNIFICANT VALUE TO ACCESS BEYOND AND ITS STOCKHOLDERS BY OFFERING OPPORTUNITIES FOR GROWTH USING THE MANUFACTURING EXPERTISE, DISTRIBUTION CHANNELS AND TECHNOLOGY AVAILABLE FROM HAYES AND HAS DETERMINED THAT THE MERGER IS, THEREFORE, IN THE BEST INTERESTS OF ACCESS BEYOND AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PROPOSAL AND RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PROPOSAL.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE PREFERRED STOCK INVESTMENT AGREEMENT WILL PROVIDE THE COMPANY WITH REQUIRED LIQUIDITY AND IS, THEREFORE, IN THE BEST INTERESTS OF ACCESS BEYOND AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PREFERRED STOCK INVESTMENT AGREEMENT AND RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR ITS RATIFICATION.

     It is important that your shares be represented at the Annual Meeting whether or not you attend. I urge you to sign, date and return the enclosed proxy at your earliest convenience.

                                          Sincerely,

                                          RONALD HOWARD
                                          President and Chairman of the Board

                              ACCESS BEYOND, INC.
                         1300 QUINCE ORCHARD BOULEVARD
                          GAITHERSBURG, MARYLAND 20878

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON DECEMBER 29, 1997
                            ------------------------

To the Stockholders of ACCESS BEYOND, INC.:

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Annual Meeting") of Access Beyond, Inc. (the "Company" or "Access Beyond") will be held on December 29, 1997, at 10 a.m., at the offices of Access Beyond at 1300 Quince Orchard Boulevard, Gaithersburg, Maryland.

     The Annual Meeting will be held for the following purposes:

          1. To consider and vote upon a proposal (the "Proposal") to (x) approve and adopt the Agreement and Plan of Reorganization, dated July 29, 1997 as amended by the First Amendment to the Merger Agreement dated as of November 7, 1997, and the Second Amendment to the Merger Agreement dated as of November 21, 1997 (as so amended, the "Merger Agreement"), among Access Beyond, Hayes Microcomputer Products, Inc., a Georgia corporation ("Hayes"), and H & A Merger Sub, Inc., a wholly-owned Georgia subsidiary of Access Beyond (the "Subsidiary"), and the transactions contemplated thereby, (y) amend the Company's Certificate of Incorporation as described below and (z) elect two members of the Board of Directors of the Company. Pursuant to the Merger Agreement, the Subsidiary will be merged with and into Hayes (the "Merger"), and Hayes will become a wholly-owned subsidiary of Access Beyond. In the Merger, (a) all holders of Hayes (i) common stock will have the right to receive for each such share such number of shares of Access Beyond common stock as is equal to the Conversion Ratio (as defined in the Merger Agreement), (ii) Series A Preferred Stock will have the right to receive for each such share such number of shares of Access Beyond common stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes common stock into which such shares of Hayes Series A Preferred Stock is then convertible, and (iii) Series B Preferred Stock will have the right to receive for each such share such number of shares of Access Beyond Series A Preferred Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes common stock into which such shares of Hayes Series B Preferred Stock is then convertible; (b) Access Beyond will amend its certificate of incorporation to (i) change its name to Hayes Corporation, (ii) increase the number of authorized shares of common stock and (iii) create the Series A Preferred Stock; (c) the Board of Directors of Access Beyond will be increased to seven members, five of whom will be designated by the Hayes shareholders, and (d) the obligations of Hayes under the Hayes Option Plan will be assumed by the Company. After giving effect to the Merger, the Hayes shareholders will own approximately 79% of the issued and outstanding equity securities of the Company, excluding options and shares of the Company's 6% Cumulative Convertible Preferred Stock (the "6% Convertible Stock") and shares of Access Beyond common stock issued or issuable upon conversion thereof. After giving effect to the Merger and assuming that (x) all then vested and exercisable options and warrants to purchase Hayes common stock are exercised and (y) none of the then vested and exercisable options to purchase Access Beyond's common stock are exercised, the Hayes shareholders will own approximately 80.08% of the issued and outstanding equity securities of the Company, excluding options and shares of the Company's 6% Convertible Stock and shares of Access Beyond common stock issued or issuable upon conversion thereof;

          2. To ratify the Preferred Stock Investment Agreement dated November 12, 1997 and the transactions contemplated thereby, pursuant to which the Company has sold 10,000 shares of its 6% Convertible Stock for $10,000,000 and has agreed to sell an additional 35,000 shares of 6% Convertible Stock for $35,000,000 following the closing of the Merger;

          3. To ratify the appointment of Deloitte & Touche LLP as independent auditors of the Company for the fiscal year ending July 31, 1998; and

          4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

     A copy of the Merger Agreement is attached to this Proxy
Statement/Prospectus as Exhibit A and is incorporated herein by reference. A copy of the Preferred Stock Investment Agreement is attached to this Proxy Statement/Prospectus as Exhibit D and is incorporated herein by reference.


     The Proposal to approve the Merger Agreement and the transactions contemplated thereby will be voted upon as a single proposal. Failure of the Proposal to be approved by the stockholders will result in the termination of the Merger Agreement, no right of the Hayes shareholders to receive Access Beyond securities, no amendment of the Access Beyond certificate of incorporation, no change in the Access Beyond Board of Directors and no assumption of the Hayes Option Plan.


     The Board of Directors of Access Beyond has fixed December 5, 1997 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Access Beyond's common stock entitled to vote at the Annual Meeting is necessary to approve and adopt the Proposal and to ratify the Preferred Stock Investment Agreement. Holders of Access Beyond's common stock are not entitled to appraisal rights under Delaware law in connection with the Merger.

     ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF THE PROXY IS MAILED IN THE UNITED STATES.

                                          By Order of the Board of Directors,

                                          RONALD HOWARD,
                                          President and Chairman of the Board

Dated: December 12, 1997

PROXY STATEMENT AND PROSPECTUS


                              ACCESS BEYOND, INC.

    This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of H & A Merger Sub, Inc., a Georgia corporation ("Subsidiary") and a wholly-owned subsidiary of Access Beyond, Inc., a Delaware corporation (the "Company" or "Access Beyond"), with Hayes Microcomputer Products, Inc., a Georgia corporation (with its subsidiaries, "Hayes"), pursuant to an Agreement and Plan of Reorganization dated July 29, 1997, as amended by the First Amendment to the Merger Agreement dated as of November 7, 1997, and the Second Amendment to the Merger Agreement dated as of November 21, 1997 (as so amended, the "Merger Agreement") between the Company, Hayes and the Subsidiary. As a result of the Merger, Hayes will become a wholly-owned subsidiary of the Company, and the shareholders of Hayes at the time the Merger becomes effective (the "Effective Time") will own approximately 79% of the outstanding equity securities of the Company (excluding options and Access Beyond's 6% Cumulative Convertible Preferred Stock (the "6% Convertible Stock") and shares of Access Beyond common stock issued or issuable upon the conversion thereof). After giving effect to the Merger and assuming that (x) all then vested and exercisable options and warrants to purchase Hayes common stock are exercised and (y) none of the then vested and exercisable options to purchase Access Beyond's common stock are exercised, the Hayes shareholders will own approximately 80.08% of the issued and outstanding equity securities of the Company excluding options, the 6% Convertible Stock and shares of Access Beyond common stock issued or issuable upon conversion thereof. At the Effective Time,
(a) each outstanding share of Hayes (i) common stock, $.01 par value per share ("Hayes Common Stock"), will be converted into a right to receive such number of shares of the Company's common stock, $.01 par value per share ("Common Stock") as is equal to the Conversion Ratio (as provided below), (ii) Series A Preferred Stock, no par value ("Hayes Series A Preferred Stock"), will be converted into the right to receive such number of shares of Common Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes Common Stock into which such shares of Hayes Series A Preferred Stock is then convertible, and
(iii) Series B Preferred Stock, no par value ("Hayes Series B Preferred Stock"), will be converted into the right to receive such number of shares of the Company's Series A Preferred Stock, $.01 par value per share (the "Series A Preferred Stock") as is equal to the Conversion Ratio multiplied by the number of shares of Hayes Common Stock into which such shares of Hayes Series B Preferred Stock is then convertible; (b) the Company will amend its certificate of incorporation to (i) change its name to Hayes Corporation, (ii) increase the number of authorized shares of capital stock and (iii) create the Series A Preferred Stock; (c) the Board of Directors of the Company will be increased to seven members, five of whom will be designated by the Hayes shareholder; and (d) the obligations of Hayes under the Hayes Option Plan will be assumed by the Company.

    On December 10, 1997 the Company had 12,559,931 shares of Common Stock and 9,730 shares of 6% Convertible Stock issued and outstanding. On December 10, 1997 Hayes had 4,991,750 shares of Hayes Common Stock, 4,900,000 shares of Hayes Series A Preferred Stock and 263,113 shares of Hayes Series B Preferred Stock issued and outstanding. At the Effective Time the Conversion Ratio of 4.628924 (assuming no change in the number of such outstanding securities, other than changes due to issue of shares of Common Stock upon conversion of 6% Convertible Stock) will be applied to the outstanding Hayes securities, resulting in issue of (i) 23,106,433 shares of the Company's Common Stock for the 4,991,750 shares of Hayes Common Stock, (ii) 22,681,729 shares of the Company's Common Stock for the 4,900,000 shares of Hayes Series A Preferred Stock, and (iii) 1,217,930 shares of the Company's Series A Preferred Stock for the 263,113 shares of Hayes Series B Preferred Stock.

    This Proxy Statement/Prospectus also relates to the ratification of the Preferred Stock Investment Agreement dated November 12, 1997 and the transactions contemplated thereby, pursuant to which the Company has sold 10,000 shares of its 6% Convertible Stock and has agreed to sell an additional 35,000 shares of 6% Convertible Stock following the closing of the Merger.

    This Proxy Statement/Prospectus also relates to the ratification of the appointment of Deloitte & Touche LLP as independent auditors of the Company for the fiscal year ending July 31, 1998.

    This Proxy Statement/Prospectus is being furnished to the Company's stockholders in connection with the solicitation of proxies by its Board of Directors (the "Company Board") for use at the Annual Meeting of Stockholders, to be held on December 29, 1997 at 10:00 a.m. local time at 1300 Quince Orchard Blvd., Gaithersburg, Maryland (the "Annual Meeting"). This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders on or about December 15, 1997. This Proxy Statement/Prospectus also constitutes the prospectus of the Company with respect to up to (a) 45,788,162 shares of Common Stock to be issued in the Merger in exchange for outstanding shares of Hayes Common Stock and Hayes Series A Preferred Stock and
(b) 1,217,930 shares of Series A Preferred Stock to be issued in the Merger in exchange for outstanding shares of Hayes Series B Preferred Stock. The exact number of shares of Common Stock and Series A Preferred Stock to be issued in the Merger cannot be determined as of the date hereof due to the fact that any shares of Hayes capital stock issued and outstanding immediately prior to the Merger, which are held by Hayes shareholders who comply with all of the relevant provisions of the Georgia Business Corporation Code (the "GBCC") for perfecting shareholders' rights of appraisal will not be converted into or be exchangeable for the right to receive the corresponding Securities, unless and until such shareholders fail to perfect or effectively withdraw or lose their rights to appraisal under such statute. See "THE MERGER -- Dissenters' Rights."
                            ------------------------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" COMMENCING ON PAGE 14 HEREOF.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------


       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS DECEMBER 12, 1997.

     No fractional shares of the Securities will be issued in connection with the Merger. In lieu of any fractional shares, the record holder of any shares of Hayes stock who would otherwise be entitled to receive a fraction of a share of the Company, upon aggregation of all shares and fractional shares of the same class or series owned by such holder, will receive from the Company promptly after the Merger, cash equal to the per share market value of the Common Stock, which market value shall be the closing sale price of the Common Stock on the last trading day prior to the Closing Date (as defined below), as quoted on the Nasdaq National Market multiplied by such fraction of a share of the Company to which such holder would otherwise be entitled. The Closing Date means such mutually agreeable date, no later than the fifth business day after all of the conditions to the obligations of the parties to consummate the transactions contemplated by the Merger have been satisfied or waived (where permissible).

     The Common Stock is quoted on the National Association of Securities Dealers Automated Quotations/ National Market System ("NASDAQ/NMS") under the symbol "ACCB." The closing price per share reported on NASDAQ/NMS on December 8, 1997 was $5.125.

     No person is authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus and, if given or made, such information or representations should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any, securities, or the solicitation of a proxy, in any jurisdiction or to any person to whom it would be unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or of Hayes, or in the information set forth herein since the date of this Prospectus. The information contained herein with respect to the Company and the Subsidiary has been supplied by the Company, and the information with respect to Hayes and its subsidiaries has been supplied by Hayes.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copies may be obtained at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information may also be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's web site can be accessed at http://www.sec.gov. Any such reports, proxy statements and other information filed or to be filed by the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. The Common Stock is traded on NASDAQ/NMS, and the Company's reports (and proxy and information statements when filed) may be inspected at the offices of The Nasdaq Stock Market, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-4 and amendments thereto (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Proxy Statement/Prospectus is a part. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. In each instance, for a more complete description of the matter involved, reference is made to such contract, agreement or other document filed as an exhibit to the Registration Statement or annexed to this Proxy Statement/Prospectus, and the Registration Statement shall be deemed qualified in its entirety by such reference.

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                       ------
AVAILABLE INFORMATION..................................................................      i
SUMMARY................................................................................      1
  The Company..........................................................................      2
  Hayes................................................................................      3
  The Annual Meeting...................................................................      4
  The Merger and the Merger Agreement..................................................      5
  Interests of Certain Persons in the Merger...........................................      9
  Risk Factors.........................................................................     10
  Selected Historical Financial Data of the Company....................................     11
  Selected Historical Financial Data of Hayes..........................................     12
  Selected Pro Forma Financial Data....................................................     13
RISK FACTORS...........................................................................     14
  Absence of Profitable Operations; Liquidity..........................................     14
  Limited Trading History of the Common Stock; No Public Market for Series A Preferred
     Stock.............................................................................     15
  Limited Operating History............................................................     15
  Dependence on Key Management.........................................................     15
  Risks Relating to Integration of the Businesses......................................     15
  Technological Changes................................................................     15
  Possible Loss of Technology..........................................................     16
  Competition..........................................................................     16
  Important Considerations Related to Forward-looking Statements.......................     17
  Option Plans -- Shares Eligible for Future Sale and Dilution.........................     17
  Other Issuances -- Shares Eligible for Future Sale and Dilution......................     18
  Registration Listing Obligations.....................................................     18
  Product Protection and Intellectual Property.........................................     18
  Certain Antitakeover Effects.........................................................     19
  Dividends............................................................................     19
  Relationship with Penril.............................................................     19
  Tax Treatment........................................................................     20
  International Sales..................................................................     20
  Product Returns, Price Protection and Warranty Claims................................     21
  Dependence on Suppliers..............................................................     21
  Sales Channel Risks..................................................................     21
  Conditions to the Merger.............................................................     22
  Implementation of New Information System.............................................     22
  Election of Directors and Other Stockholder Matters..................................     22
THE ANNUAL MEETING.....................................................................     23
  Date and Place; Record Date..........................................................     23
  Purpose of the Annual Meeting........................................................     23
  Stockholders Entitled to Vote; Requisite Approval....................................     24
  Proxies..............................................................................     24
ITEM 1.................................................................................     25
THE MERGER.............................................................................     25
  Background of the Merger.............................................................     25
  The Company's Reasons for the Merger.................................................     26
  Opinion of DLJ.......................................................................     26
  Analysis of Access Beyond............................................................     27
  Analysis of Hayes....................................................................     29

                                                                                         PAGE
                                                                                           --
  Analysis of Combined Entity..........................................................     30
  Hayes' Reasons for the Merger........................................................     32
  Interests of Certain Persons in the Merger...........................................     32
  Management and Operations of the Company.............................................     34
  Accounting Treatment.................................................................     34
  Regulatory Approvals.................................................................     35
  Material Tax Consequences of the Merger..............................................     35
  Resale of Common Stock; Affiliates...................................................     37
  NASDAQ/NMS Listing...................................................................     37
  Dissenters' Rights...................................................................     38
THE MERGER AGREEMENT...................................................................     40
  The Merger...........................................................................     40
  Effective Time.......................................................................     40
  Terms of the Merger..................................................................     40
  Surrender and Payment................................................................     41
  Representations and Warranties.......................................................     42
  Conduct of Business by the Company and Hayes Pending the Merger......................     42
  Certain Covenants....................................................................     43
  Market Standoff Agreements...........................................................     44
  Conditions...........................................................................     44
  Termination; Effect of Termination...................................................     45
  Amendment............................................................................     47
MARKET PRICE INFORMATION, DIVIDENDS AND RELATED STOCKHOLDER MATTERS....................     48
  The Company..........................................................................     48
  Hayes................................................................................     48
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS............................     50
  Unaudited Pro Forma Condensed Combined Balance Sheet.................................     51
  Unaudited Pro Forma Condensed Combined Statement of Operations.......................     52
  Unaudited Pro Forma Condensed Combined Statement of Operations.......................     53
BUSINESS OF THE COMPANY................................................................     54
  General Development..................................................................     54
  Principal Products...................................................................     54
  Discontinued Operations..............................................................     55
  Suppliers............................................................................     56
  Patents, Copyrights and Licenses.....................................................     56
  Backlog..............................................................................     56
  Competition..........................................................................     56
  Research and Development.............................................................     57
  Environmental Matters................................................................     57
  Sales and Marketing..................................................................     57
  Customer Support, Service and Warranty...............................................     57
  International Operations.............................................................     58
  Properties...........................................................................     58
  Employees............................................................................     58
  Legal Proceedings....................................................................     58
MANAGEMENT OF THE COMPANY..............................................................     59
  Executive Officers...................................................................     59
  Management Post Merger...............................................................     60

                                                                                         PAGE
                                                                                           --
  Committees of the Company's Board....................................................     63
  Compensation of Directors............................................................     63
  Executive Compensation...............................................................     64
  Employment and Consulting Agreements.................................................     64
  Retirement and Savings Plan..........................................................     65
  Option Grants in Last Fiscal Year....................................................     65
  Option Exercises and Holdings........................................................     66
  The Amended and Restated 1996 Incentive Option Plan..................................     66
  The Amended and Restated 1996 Non-employee Directors' Stock Option Plan..............     69
  Compensation Committee Interlocks and Insider Participation..........................     70
  Compensation Committee Report on Executive Compensation..............................     71
SECURITY OWNERSHIP OF THE COMPANY......................................................     72
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.........................................     74
STOCK PERFORMANCE GRAPH................................................................     74
ACCESS BEYOND'S
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS..........................................     75
  Liquidity and Capital Resources......................................................     75
  Results of Operations................................................................     76
  Fiscal 1997 Compared to Fiscal 1996..................................................     77
  Fiscal 1996 Compared to Fiscal 1995..................................................     79
BUSINESS OF HAYES......................................................................     80
  General..............................................................................     80
  Principal Products...................................................................     81
  Suppliers............................................................................     83
  Patents, Copyrights and Licenses.....................................................     83
  Backlog..............................................................................     84
  Competition..........................................................................     84
  Sales................................................................................     85
  Marketing............................................................................     85
  Customer Support, Service and Warranty...............................................     86
  Research and Development.............................................................     86
  Environmental Matters................................................................     87
  Properties...........................................................................     87
  Employees............................................................................     87
  Legal Proceedings....................................................................     87
MANAGEMENT OF HAYES....................................................................     88
  Directors and Executive Officers.....................................................     88
  Executive Compensation...............................................................     88
  Option/SAR Grants in Last Fiscal Year................................................     89
  Aggregated Option Exercised in Last Fiscal Year and Fiscal Year End Option Values....     89
  Employment Agreements................................................................     89
SECURITY OWNERSHIP OF HAYES............................................................     91
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.........................................     92

                                                                                         PAGE
                                                                                       ------
HAYES' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................................................................     93
  Recent Developments..................................................................     93
  General Business Developments........................................................     93
  Liquidity and Capital Resources......................................................     93
  Results of Operations................................................................     94
DESCRIPTION OF CAPITAL STOCK OF THE COMPANY............................................     99
  Authorized Capital Stock.............................................................     99
  Common Stock.........................................................................     99
  Preferred Stock......................................................................     99
  Series A Preferred Stock.............................................................     99
  6% Cumulative Convertible Preferred Stock............................................    100
  Antitakeover Provisions..............................................................    101
DESCRIPTION OF THE CAPITAL STOCK OF HAYES..............................................    104
  Authorized Capital Stock.............................................................    104
  Hayes Common Stock...................................................................    104
  Preferred Stock......................................................................    104
  Hayes Series A Preferred Stock.......................................................    104
  Hayes Series B Preferred Stock.......................................................    105
COMPARISON OF RIGHTS OF STOCKHOLDERS OF THE COMPANY AND HAYES..........................    105
  Business Combinations................................................................    105
  Amendments to Charters...............................................................    106
  Amendments to By-laws................................................................    106
  Redemption of Capital Stock..........................................................    107
  Stockholder Action...................................................................    107
  Special Stockholder Meetings.........................................................    107
  Number and Election of Directors.....................................................    108
  Antitakeover Provisions..............................................................    108
  Indemnification of Directors and Officers............................................    109
LEGAL MATTERS..........................................................................    110
EXPERTS................................................................................    110
ITEM 2.................................................................................    110
RATIFICATION OF PREFERRED STOCK INVESTMENT AGREEMENT...................................    110
ITEM 3.................................................................................    112
RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR
THE FISCAL YEAR ENDING JULY 31, 1998...................................................    112
OTHER MATTERS..........................................................................    112
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.............................................    F-1
ACCESS BEYOND FINANCIAL STATEMENTS.....................................................    F-2
HAYES FINANCIAL STATEMENTS.............................................................   F-20
INDEPENDENT AUDITOR'S REPORT ON SCHEDULE...............................................    S-1
FINANCIAL STATEMENT SCHEDULE...........................................................    S-2
EXHIBITS
  A.  Agreement and Plan of Reorganization
  B.  Opinion of Donaldson, Lufkin & Jenrette Securities Corporation,
       the Company's Financial Advisors
  C.  Amended and Restated Certificate of Incorporation
  D.  Preferred Stock Investment Agreement

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/ Prospectus and is qualified by the more detailed information set forth elsewhere in this Proxy Statement/ Prospectus which should be read in its entirety. Unless otherwise indicated, (i) all references to the operations of the Company in this Proxy Statement/Prospectus shall include the operations of the Remote Access Business (as hereinafter defined) of Penril DataComm Networks, Inc. ("Penril") prior to November 18, 1996; (ii) all references to Hayes capital stock, options and warrants assumes the application of the Conversion Ratio and (iii) all references to beneficial ownership of the Company are before taking into account shares of Common Stock issued or issuable upon conversion of the Company's 6% Cumulative Convertible Preferred Stock (see "Ratification of Preferred Stock Investment Agreement"). Capitalized terms used but not defined in this Summary have the respective meanings ascribed to them elsewhere in this Proxy Statement/Prospectus. Portions of this Proxy Statement/Prospectus contain certain "forward looking" statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, market acceptance of the Company's products and services, other factors discussed in this Proxy Statement/Prospectus, including factors discussed in "RISK FACTORS," as well as factors discussed in other filings made with the Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could prove inaccurate, and therefore, there can be no assurance that the forward looking statements included herein will prove to be accurate.

     The following technical terms used in this Proxy Statement/Prospectus are defined as follows:

IP.........................  Internet Protocol -- A protocol designed for routers to deliver information across the Internet from router to router until the final destination is reached. IP is used to track the Internet addresses of nodes, route outgoing and incoming messages.

IPX........................  Internet Packet eXchange -- A Novell protocol that performs addressing and internetwork routing functions to ensure data reaches the appropriate destination. IPX moves data between programs running on different nodes.

APPLETALK(TM)..............  A proprietary networking protocol developed by
                             Apple Computer, Inc. to enable Apple computers to talk to other computers.

PPP........................  Point-to-Point Protocol -- Supports transmissions of IP, IPX, and AppleTalk(TM) packets over a serial line that directly connects two points.

SLIP.......................  Serial Line Internet Protocol -- allows users to exchange data with devices that cannot be connected directly to the Ethernet or that reside on an Ethernet other than the one in which the source user resides.

CSLIP......................  Compressed Serial Line Internet Protocol -- TCP/IP
                             packet headers are compressed using a technique known as the Van Jacobson header compression algorithm. The same algorithm used to compress the packet headers is also used to expand them upon arrival at the destination host.

LAT........................  Local Area Transport -- A protocol which allows large numbers of asynchronous devices to be connected through a terminal server to an Ethernet connection.

TELNET.....................  The process by which a person using one computer can sign on to a computer in another location. Using TELNET, you can work from your PC as if it were a terminal attached to another machine by a hard-wired line.

SNMP.......................  Simple Network Management Protocol -- The most common management protocol used in networks. This TCP/IP domain management function gives an administrator an overview of network status and direct control over network devices.

PRI-ISDN...................  DSI configured for 23 bearer and 1 control channel.
                             Usually associated with ISDN. Bearer DSQs are suitable for audio (voice), V.xx series modulation, and clear channel synchronous data.

VCX........................  Switching Statistical Multiplexer -- It connects local and remote asynchronous devices, such as host computers, terminals and printers. It also provides remote connectivity to VCX networks.

CSX........................  CSXs are terminal servers that connect local and remote asynchronous devices, such as host computers, terminals and printers to a Local Area Network (LAN).

NACS/NASI..................  NetWare Asynchronous Services Interface. A Novell
                             networking communication protocol.

T1 CSU/DSU.................  Channel Service Unit and Data Service Unit. It
                             converts digital signals from the LAN to analog signals suitable for transmission across the line.

T1-PRI(ISDN-PRI)...........  DSI configured for 23 bearer and 1 control channel.
                             Usually associated with ISDN. Bearer DSOs are suitable for audio (voice), V.xx series modulation, and clear channel synchronous data.

ISDN-BRI...................  ISDN connection which uses two B channels (DSO) for data and one D channel used mainly for call control information. Each DSO provides a bandwidth of 64 kbps and the D channel 16 kbps.

                                  THE COMPANY

     The Company is in the business of developing and marketing products which enable local, remote or mobile users to access network resources (the "Remote Access Business"). The Company was incorporated on July 23, 1996 and was spun-off from Penril on November 18, 1996 pursuant to the distribution (the "Distribution") to the Penril stockholders on such date of shares of Common Stock in connection with the merger of Penril with a wholly-owned subsidiary of Bay Networks, Inc. (the "Penril/Bay Merger"). The Company retains the historical financial information of Penril through November 18, 1996.

     The Company's product line consists of the product family called Access Beyond, serving the remote access market and products which serve the LAN and Host Access product markets.

     The Company's Access Beyond product family is targeted at the remote access market, providing a scalable modular platform combining advanced modem, ISDN BRI/PRI, remote access, internet working and terminal connectivity capabilities within a single family of products. The Access Beyond products currently use three chassis configurations supporting from one to eight interface modules for end users to choose from, based on current needs and anticipated future growth. Interface modules are then selected based upon WAN and LAN technology and port density requirements. The result is a fully integrated solution that effectively solves the end user's specific remote access needs.

     The Access Beyond advanced remote access software delivers complete IP, IPX and Appletalk routing, remote node and remote control capabilities including NACS/NASI, all combined with full support for PPP, SLIP, CSLIP, LAT, Telnet, and a wealth of security and management capabilities. In addition to full support for SNMP, it provides an advanced, easy to use Windows based management and configuration utility.

     The Company recently introduced a new class of remote access solutions that integrates both T1 and PRI-ISDN directly within Microsoft Windows NT servers. This new technology, dubbed "Hawk", supports either digital or analog (modem or ISDN) remote access transmission and can be easily plugged into any Microsoft Windows NT or Novell Netware Connect and Border Manager configured server. Servers can be configured to simultaneously support existing network applications as well as remote access, with the Dynamic Access Switching available in the Hawk solution. This substantially reduces network traffic by connecting users directly into the server hosting the network applications.

     The LAN and Host Access Products currently sold by the Company include statistical multiplexers and host access servers (VCX) and Ethernet terminal servers (CSX), and a line of CSU/DSU wide area products. Each of the LAN and Host Access Products provides the Company with an existing revenue stream as well as an installed base.

     The VCX product line of multiplexers ranges from 4-port remote site multiplexers to enterprise solutions providing up to 304 ports or 36 trunk lines and multipurpose communication servers that combine both WAN and LAN capabilities. These products can function as a data PBX, X.25 PAD, statistical multiplexer, terminal server or any combination of these. Although the market for these products is in decline, the Company continues to serve the installed base and fulfill customer applications.

     The CSX Ethernet communications server family provides local and dialup access to Ethernet LANs. Available as either 8-port or 16-port stand alone units or as a modular chassis based solution, the CSX server provides terminal and dialup access for TCP/IP networks.

     On November 12, 1997 the Company and several investors entered into a Preferred Stock Investment Agreement pursuant to which the Company agreed to sell to the investors up to 45,000 shares of the Company's 6% Convertible Stock, with a liquidation preference of $1,000 per share, at a purchase price of $1,000 per share. On November 12, 1997 10,000 shares of 6% Convertible Stock were sold for $10,000,000. The Preferred Stock Investment Agreement provides that the remaining up to 35,000 shares of 6% Convertible Stock will be purchased for $1,000 per share (up to $35,000,000) immediately following closing of the Merger, provided that no material adverse change occurs in the interim. See "Ratification of Preferred Stock Investment Agreement."

     The mailing address of the Company's principal executive offices is currently 1300 Quince Orchard Boulevard, Gaithersburg, Maryland 20878, and the phone number at that address is (301) 921-8600

                                     HAYES

     Hayes is in the business of designing, manufacturing, marketing and supporting computer communications products for business, government, small office, professional, and individual consumers worldwide through the sales of modem, network and broadband products ("access systems"). Hayes was incorporated on January 3, 1978 to develop and market modems designed for the microcomputer marketplace.

     While a substantial portion of the Hayes business is focused on its core modem business, Hayes has broadened its products to include integrated network communication products. In addition, Hayes has launched a substantial effort in the broadband market offering products for the asymmetric digital subscriber line ("ADSL") and the cable market.

     For nearly two decades, Hayes has been a leader in providing value-based modems. The Hayes standard AT command set has become the de facto industry standard for personal computer modems and, along with the patented escape sequence, created the market requirement for "Hayes compatibility."

     Hayes' first product was released in April 1977 which was a modem for the early S-100 type computers. Hayes developed the Micromodem II for the Apple II before Apple had a disk drive. Hayes introduced the Smartmodem in June 1981. In August 1981, IBM introduced the first IBM PC that legitimized the personal computer industry. Personal computer ("PC") sales began to skyrocket and Hayes was the leading manufacturer of modems to serve this market.

     In the 1987 to 1988 time period, the "low price" modem competition began to consolidate into recognizable brands from the multitude of market players. By 1989, Hayes realized the significance of the emergence of what was internally referred to as clone modems (claiming Hayes compatibility) as had been observed with clone PCs (IBM compatible) slightly earlier. In August 1989, Hayes purchased Practical Peripherals, Inc. to establish a presence in the clone modem market.

     In the early 1990s, the consumer, small office/home office ("SOHO") market experienced rapid expansion. In response, Hayes introduced the ACCURA product line in 1993. This product line provided a different feature set and lower price point than Hayes Ultra and Optima product lines. Competitors in this market segment pursued an extremely aggressive price strategy to gain market share by initiating rapid price erosion for this market.

     Due to market price pressures Hayes reduced its ACCURA pricing in March 1994 to competitive levels. As a result, the ACCURA volumes increased dramatically. In responding to the ACCURA volume increase, Hayes experienced a number of operational and manufacturing problems. Due to excess inventory of old designs, Hayes could not benefit from new lower cost product designs. Additionally, there was an inadequate internal infrastructure and process in place to support subcontractor start-up necessary to support increased demand and significant air freight expense was required due to resultant delays in subcontractor production. Inventory increased and severe margin compression occurred.

     The resulting strain on Hayes' cash position and operating losses combined with insufficient capitalization precipitated Hayes' filing a petition for relief under Chapter 11 of the United States Bankruptcy Code on November 15, 1994.

     On April 16, 1996, Hayes consummated a court approved reorganization plan (the "Plan"), under which all prepetition creditors were paid in full plus interest, except where other agreements were made. Funding of the Plan was provided through three major sources. First, pursuant to the Agreement and Plan of Merger dated April 12, 1996 (the "Agreement") entered into by and between Rinzai Limited ("ACMA"), Kaifa Technology (H.K.) Limited, Rolling Profit Holdings, Ltd., Lao Hotel (H.K.), Limited, Saliendra Pte. Ltd., and S.P. Quek Investments Pte. Ltd. (the "Investors"), certain subsidiaries were created by the Investors which collectively contributed $35.0 million to fund the Plan and merge with Hayes. The Investors received Hayes Series A Preferred Stock representing a 49% voting interest in Hayes. Second, Hayes entered into an agreement with the CIT Group/Credit Finance, Inc. to borrow up to an aggregate of $64.5 million through three separate debt instruments collateralized by Hayes' intellectual property, certain equipment, and accounts receivable and inventory balances. Third, pursuant to the Plan, Hayes sold certain parcels of real property.

     During 1996, Dennis Hayes assembled a new management team comprised of individuals from the communications industry to proceed with the turn around begun during the Chapter 11 proceeding and to execute Hayes' business plan. On October 9, 1997 Hayes received the final decree bringing its Chapter 11 case to a close.

     On April 24, 1997, Hayes acquired Cardinal Technologies, Inc. ("Cardinal"), which Hayes believes added a highly visible brand to Hayes' brand portfolio and strengthened Hayes' position in the North American retail market. In connection therewith, Hayes received a $5.5 million investment from Vulcan Ventures, Inc. ("Vulcan Ventures"), one of the Paul Allen Group of Companies. The investment involved the issuance of 263,113 shares of Hayes Series B Preferred Stock which will be converted into 1,217,930 shares of Series A Preferred Stock upon the Effective Time.

     The mailing address of Hayes' principal executive offices is currently 5854 Peachtree Corners East, Norcross, Georgia 30092, and the telephone number at that address is (770) 840-9200.

                               THE ANNUAL MEETING

     Date and Place. The Annual Meeting will be held on December 29, 1997 at 10:00 a.m. local time at 1300 Quince Orchard Blvd., Gaithersburg, Maryland. See "THE ANNUAL MEETING -- Date and Place; Record Date."

     Purpose.  The purpose of the Annual Meeting is to consider and vote upon
(i) the proposal (the "Proposal") to approve the Merger Agreement and the transactions contemplated thereby and, (ii) the ratification of the Preferred Stock Investment Agreement and the transactions contemplated thereby, including the sale of up to 45,000 shares of 6% Convertible Stock and (iii) the ratification of the appointment of Deloitte & Touche LLP as independent auditors of Access Beyond for the fiscal year ending July 31, 1998. The transactions contemplated by the Merger Agreement include, without limitation, (a) the conversion of each outstanding share of (i) Hayes Common Stock, $.01 par value per share, into a right to receive such number of shares of Common Stock as is equal to the Conversion Ratio, (ii) Hayes Series A Preferred Stock into the right to receive such number of shares of Common Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes Common Stock into which such shares of Hayes Series A Preferred Stock is then convertible, and
(iii) Hayes Series B Preferred Stock into the right to receive such number of shares of Series A Preferred Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes Common Stock into which such shares of Hayes Series B Preferred Stock is then convertible; (b) the amendment of the Company's Certificate of Incorporation to (i) change its name to Hayes Corporation, (ii) increase the number of authorized shares of capital stock of the Company and (iii) create the Series A Preferred Stock; (c) expand the Board of Directors of the Company to seven members, five of whom will be designated by the Hayes shareholders; and (d) assumption by the Company of the obligations of Hayes under the Hayes Option Plan.

     Stockholders Entitled to Vote; Requisite Approval. Holders of record of shares of Common Stock at the close of business on December 5, 1997 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 12,559,931 shares of Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Annual Meeting. The affirmative vote of holders of a majority of the outstanding shares of Common Stock is required for approval of the Proposal, for ratification of the Preferred Stock Investment Agreement and for ratification of the appointment of Deloitte & Touche LLP as independent auditors of the Company for the fiscal year ending July 31, 1998.

     Approval by the Company Board. The Company Board unanimously (i) approved the Merger Agreement and the transactions contemplated thereby and recommends that stockholders vote "FOR" approval and adoption of the Merger Agreement and the transactions contemplated thereby, (ii) approved the Preferred Stock Investment Agreement and the transactions contemplated thereby and recommends that the stockholders vote "FOR" ratification of the Preferred Stock Investment Agreement and the transactions contemplated thereby and (iii) approved the appointment of Deloitte & Touche LLP as independent auditors of the Company for the fiscal year ending July 31, 1998. See "THE ANNUAL MEETING -- Purpose of the Annual Meeting."

                      THE MERGER AND THE MERGER AGREEMENT

     General. At the Effective Time, (a) the separate existence of the Subsidiary will cease and the Subsidiary will be merged with and into Hayes, and Hayes will be the surviving corporation, (b) Hayes will become a wholly-owned subsidiary of the Company, (c) the certificate of incorporation and by-laws of Hayes will remain the certificate of incorporation and by-laws of Hayes as the surviving corporation, (d) each share of the Subsidiary's common stock outstanding prior to the Effective Time will be converted into one outstanding share of Hayes Common Stock, (e) the directors of Hayes serving subsequent to the Effective Time will be the directors of Hayes as the surviving corporation, and (f) each share of Hayes capital stock and each Hayes option and warrant outstanding immediately prior to the Effective Time will be converted into shares, options and warrants, respectively, of the Company. Assuming that none of the Hayes Shareholders perfect dissenters' rights, (i) the 4,991,750 shares of Hayes Common Stock outstanding on the date hereof will be converted into the right to receive 23,106,433 shares of Common Stock, (ii) the 4,900,000 shares of Hayes Series A Preferred Stock outstanding on the date hereof will be converted into the right to receive 22,681,729 shares of Common Stock and (iii) the 263,113 shares of Hayes Series B Preferred Stock outstanding on the date hereof will be converted into the right to receive 1,217,930 shares of Series A Preferred Stock. As a result of the Merger, the shareholders of Hayes at the Effective Time will own approximately 79% of the outstanding equity securities of the Company immediately after the Effective Time other than options and the Company's 6% Convertible Stock and shares of Access Beyond Common Stock issued or issuable upon conversion thereof (such 6% Convertible Stock and such shares of Common Stock, collectively, the "6% Securities"). After giving effect to the Merger and assuming that (x) all then vested and exercisable options and warrants to purchase Hayes Common Stock are exercised and (y) none of the then vested and exercisable options to purchase the Company's Common Stock are exercised, the Hayes shareholders will own approximately 80.08% of the issued and outstanding equity securities of the Company, excluding options and the 6% Securities. A copy of the Merger Agreement is attached hereto as Exhibit A. See "THE MERGER AGREEMENT." At the Effective Time the symbol for the Company's Common Stock on NASDAQ/NMS will be changed to "HAYZ".

     The Company's Reasons for the Merger. The Company Board determined that the Merger is fair to and in the best interests of the Company and its stockholders, and unanimously approved the Merger Agreement and the transactions contemplated thereby. During fiscal 1997 the emergence of new competitors and several consolidations in the Company's industry contributed to concern over whether the Company had sufficient resources to compete effectively. The Company's management believes that Hayes' world wide brand name, global distribution system and low cost manufacturing capabilities will enable the Company's remote access products to be brought to market sooner, on a broader basis and with lowered product costs. The Company's management also believes that the Merger will produce significant consolidation and cost-cutting opportunities. The Company Board believes that the Merger will provide significant value to its stockholders and offers opportunities for growth using the manufacturing expertise, distribution channels and technology available from Hayes. The Company Board considered a number of potential benefits in reaching its decision, including (a) the ability to have its products manufactured cost effectively, (b) the ability to have its products quickly distributed through distribution channels significantly greater than those of the Company, (c) obtaining the experience and expertise of engineers and design specialists to help advance the Company's business and technology, (d) the financial condition, results of operations and prospects of the Company in the absence of a business combination or similar transaction and (e) the terms and conditions of the Merger Agreement, which the Company Board concluded to be advisable and fair to the Company and its stockholders in light of the nature of the transaction with Hayes and which led the Company Board to conclude that, in its opinion, there is a high likelihood of the Merger being consummated. See "THE MERGER -- Background of the Merger" and "THE MERGER -- The Company's Reasons for the Merger."

     Opinion of Financial Advisor to the Company Board. Donaldson, Lufkin & Jenrette Securities Corporation, ("DLJ") which was engaged by the Company Board to serve as its financial advisor, delivered its opinion to the Company Board on August 26, 1997, stating that, as of such date, the Conversion Ratio was fair to the Company and its stockholders from a financial point of view. DLJ has delivered to the Company Board a subsequent opinion dated as of December 9, 1997 confirming its August 26, 1997 opinion. The full text of the written opinion of DLJ dated as of December 9, 1997, is attached hereto as Exhibit B. Holders of the Company's securities are urged to read the opinion in its entirety. See "THE MERGER -- Opinion of DLJ."

     Hayes Shareholders Meeting. Pursuant to a shareholders' agreement by and among Hayes and Common, Series A Preferred and Series B Preferred shareholders of Hayes (the "Hayes Shareholders") dated April 16, 1996, as amended on April 23, 1997, Hayes and the Hayes Shareholders have agreed that a 70% affirmative vote shall be required for a transaction such as the Merger. In connection with the Merger Agreement, holders of 69.5% of Hayes capital stock have already agreed to vote in favor of the Merger. Hayes will hold an annual shareholders' meeting (the "Hayes Annual Meeting") to consider and vote upon a proposal to approve the Merger and adopt the Merger Agreement and the transactions contemplated thereby. The proposal will include the conversion of all outstanding shares of (a) Hayes Common Stock into a right to receive such number of shares of Company Common Stock as is equal to the Conversion Ratio, (b) Hayes Series A Preferred Stock into the right to receive such number of shares of Company Common Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes Common Stock into which such shares of Hayes Series A Preferred Stock is then convertible and (c) Hayes Series B Preferred Stock into the right to receive such number of shares of Series A Preferred Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes Common Stock into which such shares of Hayes Series B Preferred Stock is then convertible.

     Holders of record of Hayes Common Stock and Hayes Series A Preferred Stock as of December 3, 1997 (the "Hayes Record Date"), are entitled to notice of and to vote at the Hayes Annual Meeting. The

Hayes Board of Directors (the "Hayes Board") has unanimously approved the Merger and the Merger Agreement and the transactions contemplated thereby and has recommended that the Hayes Shareholders who have not already approved the Merger and the Merger Agreement, vote for approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     Holders of Hayes capital stock who dissent from the Merger are entitled to the rights and remedies of dissenting shareholders set forth in Article 13 of the GBCC subject to compliance with the procedures set forth therein. See "THE MERGER -- Dissenters' Rights."

     Hayes' Reasons for the Merger. The Hayes Board determined that the Merger is fair to and in the best interests of Hayes and its shareholders, and unanimously approved the Merger Agreement and the transactions contemplated thereby. The Hayes Board believes that the Merger will provide significant value to its shareholders and offer opportunities for growth using the expertise and technology available from the Company. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Hayes Board considered several factors including (a) the consideration to be received by the Hayes Shareholders, (b) the potential for the Hayes Shareholders to hold shares of a public company, and, therefore, obtain the possibility of a more active trading market than a private company, (c) the terms and conditions of the Merger Agreement, which the Hayes Board concluded to be advisable and fair to Hayes, and the likelihood of the Merger being consummated, (d) the information relating to the financial condition, results of operations and prospects of Hayes in the absence of a business combination or similar transaction, and (e) the tax-free nature of the exchange of Hayes capital stock for the Company's capital stock. Hayes management also believes that the combination of the two companies will reduce costs by eliminating redundant expenses, and realizing certain economies of scale. The Merger will eliminate the existing vendor-buyer relationship between the two companies, which Hayes management expects to immediately improve margins for remote access products. The integration and elimination of overlapping activities is expected to improve overall operating results in the remote access product line. Hayes management also expects the consolidation of R&D resources to reduce product development cycles and improve time-to-market for new remote access products. Hayes management also believes that the market for remote access products is beginning to experience significant acceptance which Hayes management believes indicates potential rapid growth opportunity in the general business application of the technology. Hayes management expects the combined companies to take advantage of Hayes' distribution channels, thereby avoiding direct competition with established remote access equipment vendors who principally serve large users such as internet service providers, enabling the combined companies to realize significant revenue growth opportunities in the global marketplace for remote access products.

     Conditions to the Merger. The respective remaining obligations of the Company and Hayes to consummate the Merger are subject to the satisfaction or waiver (where permissible) of certain conditions, including, but not limited to, approval of the Merger Agreement and the transactions contemplated thereby by the holders of the requisite number of shares of Common Stock and Hayes capital stock; the absence of any stop order suspending the effectiveness of the Registration Statement of which this Proxy Statement/ Prospectus is a part; the approval for listing of the shares of Common Stock issued in the Merger on NASDAQ/NMS; obtaining consents or waivers from other parties to material contracts and leases; and the absence of any order, ruling or decree that would prohibit or render illegal the transactions contemplated by the Merger Agreement. See "THE MERGER AGREEMENT -- Conditions."

     Amendment or Waiver. Any term of the Merger Agreement may be amended or waived in writing by the parties thereto at any time before or after approval of the Hayes Shareholders or the Company's stockholders.

     Termination; Effect of Termination. The Merger Agreement may be terminated, and the Merger abandoned prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company and/or the shareholders of Hayes (a) by mutual written consent of the Company and Hayes;
(b) by either the Company or Hayes if the Merger is not consummated by 5:00 p.m. (Eastern Time) on March 1, 1998; (c) by either the Company or Hayes if any of the Hayes Shareholders repudiate the voting agreements entered into by them pursuant to which the holders of 69.5% of Hayes capital stock agreed, among other things, to vote in favor of the Merger (the "Voting Agreements"); (d) by either the Company or Hayes if the Merger is not approved by their respective stockholders and shareholders; and (e) under certain other circumstances, including performance by the Company Board or the Hayes Board of their fiduciary obligations. Upon termination of the Merger Agreement under certain circumstances, the non-terminating party will be required to pay the terminating party certain costs, expenses and a break-up fee which will be considered non-refundable liquidated damages. See "THE MERGER AGREEMENT -- Termination; Effect of Termination."

  Regulatory Approvals.

     Antitrust. The Merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain transactions may not be consummated until required information and material have been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting periods have expired or been terminated. The Company and Hayes filed the required information and material with the Antitrust Division and the FTC on November 12, 1997 and the statutory waiting period under the HSR Act has been terminated. See "THE MERGER -- Regulatory Approvals."

     State Securities Laws. Prior to the Effective Time, the Company shall use reasonable, diligent efforts to obtain all regulatory approvals needed to ensure that the securities issued in the Merger will be registered or qualified under the securities laws, or exempt therefrom, in every jurisdiction of the United States in which any holder of the Hayes capital stock has an address of record on the Record Date. Hayes shall use reasonable, diligent efforts to assist the Company to comply with the securities and Blue Sky laws of all applicable jurisdictions in connection with the Merger.

     Management and Operations of the Company after the Merger. After the Effective Time, the Company Board will consist of seven persons, five of whom will be designated by Hayes Shareholders. In addition, Dennis Hayes, the founder and Chairman of Hayes, will become Chairman of the Company; Ronald Howard, Chairman and Chief Executive Officer of the Company will become Vice-Chairman and Chief Executive Officer of the Company; and P.K. Chan, President and Chief Operating Officer of Hayes will become President and Chief Operating Officer of the Company.

     Comparison of Rights Under Applicable Law. The rights of shareholders of Hayes are currently governed by Georgia law, the Hayes certificate of incorporation and the Hayes by-laws. Holders of Hayes capital stock immediately prior to the Effective Time will become stockholders of the Company, a Delaware corporation, and their rights as stockholders of the Company will be governed by applicable Delaware law, the Company's amended and restated certificate of incorporation (the "Certificate of Incorporation") and the Company's by-laws (the "By-laws") from and after the Effective Time. See "COMPARISON OF RIGHTS OF STOCKHOLDERS OF THE COMPANY AND HAYES."

     Appraisal Rights. Holders of Common Stock will not be entitled to appraisal rights under Delaware law in connection with the Merger. See "THE MERGER -- Dissenters Rights."

     Holders of Hayes capital stock who have complied with all requirements for perfecting shareholders' dissenters' rights, as set forth in Section 14-2-310 et seq. of the GBCC, shall be entitled to their rights under the GBCC with respect to such shares (the "Dissenting Shares") and not to any portion of the Common Stock or Series A Preferred Stock receivable by the Hayes Shareholders by reason of the Merger. See "THE MERGER -- Appraisal Rights" and "COMPARISON OF STOCKHOLDERS' RIGHTS -- Appraisal Rights."

     Accounting Treatment. The Merger will be treated as a reverse acquisition of the Company by Hayes. In a reverse acquisition, the accounting acquiror receives less than 100 percent of the post combination shares since it is not the legal issuer. The Hayes Shareholders will receive approximately 79% of the post combination shares of the Company, excluding the 6% Securities, and will be the accounting acquiror. The cost of the acquisition of the Company will be based on the fair value of the Company's outstanding shares and certain acquisition costs and allocated to the issuer's net assets following the guidance of APB 16 Accounting For

Business Combinations. As a result of the reverse acquisition of the Company by Hayes, the historical financial statements of the surviving corporation for periods prior to the Merger will be those of Hayes rather than the Company. See "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS."

     Material Tax Consequences of the Merger. The Merger is intended to qualify as a "tax-free reorganization" within the meaning of Sections 368(a)(1) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). However, cash received by Hayes Shareholders in lieu of fractional shares, and cash received by any Hayes stockholder who may exercise any dissenters rights, may give rise to taxable income. See "THE MERGER -- Material Tax Consequences of the Merger." Each stockholder of the Company and each shareholder of Hayes is urged to consult his or her tax advisor to determine the specific tax consequences of the Merger to such holder.

     Effective Time of the Merger. Subject to the terms and conditions of the Merger Agreement, the Certificate of Merger of the Subsidiary with and into Hayes will be filed with the Secretary of State of the State of Georgia on the Closing Date. The date and time that the Certificate of Merger is filed with the Georgia Secretary of State and the Merger becomes effective is the Effective Time.

     Exchange of Stock Certificates. As of the Effective Time, all shares of Hayes capital stock outstanding immediately prior thereto will, by virtue of the Merger and without further action, cease to exist, and all such shares will be converted into the right to receive from the Company a certain number of shares of Common Stock and/or Series A Preferred Stock. Unless surrendered to the Company for exchange at the Closing, as soon as practicable after the Effective Time, each holder of shares of Hayes capital stock will surrender (a) the certificates for such shares (the "Hayes Certificates") to the Company for cancellation or (b) an affidavit of lost (or nonissued) certificate and indemnity with respect to the same. Promptly following the Effective Time and receipt of the Hayes Certificates, the Company will cause its transfer agent to issue to each such surrendering holder, certificate(s) for the number of such shares of Common Stock and/or Series A Preferred Stock to which such holder is entitled, and the Company will distribute cash payable for any fractional shares.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     General. In considering the recommendation of the Company Board with respect to the Merger Agreement, stockholders of the Company should be aware that certain members of the Company Board and management have interests in the Merger that are in addition to or different from the interests of stockholders generally. Certain directors and executive officers of Hayes will also receive benefits that differ from or are in addition to the benefits received by all other shareholders. In addition, in connection with the Merger, the Company has agreed to treat Hayes options and warrants and Company options in the manner described below.

     Affiliate Agreements. All affiliates, as such term is defined in Rule 145 promulgated under the Securities Act, of Hayes have executed an Affiliate Agreement whereby each such affiliate has covenanted and agreed not to offer, sell or otherwise dispose of any of the shares of Common Stock and/or Series A Preferred Stock issued to such affiliate in the Merger in violation of the Securities Act and Rule 145 promulgated thereunder, and will make no disposition of such shares of the Company's securities for 90 days after the Effective Time, except for Mr. Hayes who has agreed to sell no more than $3.0 million of the Company's securities for an additional 180-day period thereafter.

     Bonus Compensation. Upon closing of the Merger, Mr. Hayes and Chiang Lam, each of whom is a director of Hayes, will be entitled to receive cash bonuses of $450,000 and $275,000, respectively. Upon closing of the Merger, pursuant to the terms of an existing employment agreement between Mr. Howard and the Company, which will terminate at the Effective Time of the Merger, Mr. Howard will be entitled to receive a cash payment equal to $437,500. Mr. Howard has advised the Company that in lieu of receiving such cash payment, he will accept shares of Common Stock having a value equal to such amount. See "MANAGEMENT -- Employment and Consulting Agreements."

     Shareholders Agreement. Each of the Hayes Shareholders and Mr. Howard have entered into a shareholders' agreement (the "Shareholders' Agreement"), effective as of the Effective Time, in respect of the voting of their respective shares of the Company's securities for the election of directors. Such Shareholders' Agreement provides that the shares owned by such persons will be voted to elect Messrs. Hayes and Howard and five persons designated by certain of the Hayes Shareholders.

     Employment Agreements. At the Effective Time, Messrs. Hayes and Howard will enter into employment agreements with the Company (the "Hayes Employment Agreement," and the "Howard Employment Agreement," respectively), the terms of which shall be for three (3) years from January 1, 1998, unless earlier terminated. Pursuant to the Hayes Employment Agreement, Mr. Hayes will be entitled to receive a base salary of $400,000 per year, bonuses of up to $800,000 per year as determined by the Company Board or Compensation Committee and options each year to purchase 200,000 shares of Common Stock. Pursuant to the Howard Employment Agreement, Mr. Howard will be entitled to receive a base salary of $280,000 per year, bonuses of up to approximately $191,000 per year as determined by the Company Board or Compensation Committee and stock options each year to purchase 150,000 shares of Common Stock. See "THE MERGER -- Interests of Certain Persons in the Merger."

     Hayes Options and Warrants. All outstanding options and warrants to purchase shares of Hayes will be assumed by the Company, with appropriate adjustment to the number of shares covered and the exercise price to give effect to the Conversion Ratio. Based upon the number of options and warrants to purchase shares of Hayes issued on the date hereof, as of the Effective Time the Company will assume warrants for 1,851,569 shares of Common Stock and options for 5,426,256 shares of Common Stock. Options and warrants to purchase 5,971,312 shares of Hayes Common Stock are held by current officers and directors of Hayes.

     Company Options. Insofar as the Merger constitutes a "change in control" under the Company's Amended and Restated 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") options to purchase shares of Common Stock granted under the Directors' Plan will become fully vested and will terminate, on the later of 90 days after the Effective Time or seven months following the date of grant of each option. Insofar as the Merger will constitute a "change in control," an option holder will generally have the right, commencing at least five days prior to the "change in control" and subject to any other limitation on the exercise of the option in effect on the date of exercise, to immediately exercise any options in full to the extent not previously exercised, without regard to any vesting limitations. Options to purchase shares of Common Stock granted under the Company's Amended and Restated 1996 Long-Term Incentive Plan (the "Incentive Plan") will not become fully vested as a result of the Merger unless, as to each such option holder, his employment is terminated without good cause within nine months following the Effective Time.

                                  RISK FACTORS


     For a discussion of certain risk factors that should be considered carefully by the Company's stockholders in determining whether to vote in favor of the Merger Agreement and by the Hayes Shareholders in determining whether to exchange their Hayes capital stock for the Company's capital stock or to perfect their statutory appraisal rights, see "RISK FACTORS" beginning on page 14.

               SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY

     The table below sets forth selected consolidated historical financial data of the Company. The selected financial data for the Company for the year ended July 31, 1997 has been obtained from audited financial statements of the Company. The selected financial data for the Company for the fiscal years ended July 31, 1996, 1995, 1994, and 1993 have been derived from the audited consolidated financial statements of Penril, the former parent company of Access Beyond. All of the data derived from the audited financial statements should be read in conjunction with Access Beyond's "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the consolidated financial statements and the notes thereto included herein.

                                                         FISCAL YEAR ENDED JULY 31,
                                           -------------------------------------------------------
                                            1993        1994        1995        1996        1997
                                           -------     -------     -------     -------     -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues(1)..........................  $44,108     $61,838     $52,611     $39,435     $18,000
Net income (loss)
  Continuing operations(2)...............    1,027       2,345      (4,614)    (20,668)    (13,890)
  Discontinued operations................     (896)       (828)     (1,661)        404          --
Loss on disposal of discontinued
  operations.............................       --          --      (1,400)       (640)     (3,735)
Earnings (loss) per share
  Continuing operations..................     0.15        0.30       (0.61)      (2.14)      (1.16)
  Discontinued operations................    (0.13)      (0.11)      (0.22)       0.04          --
  Loss on disposal.......................       --          --       (0.19)      (0.07)      (0.31)
Cash dividends per share.................       --        0.02          --          --          --
BALANCE SHEET DATA:
Total assets(3)..........................  $49,178     $51,061     $44,388     $33,780     $13,906
Working capital..........................   11,727      13,502      12,158      16,798       3,631
Long-term debt...........................   10,217       8,890       5,681         905         743
Stockholders' equity.....................   27,501      28,580      21,723      18,215       7,311
Book value per common share..............     3.96        3.66        2.87        1.89         .61

---------------
(1) Included in net revenues are the following net revenues relating to Penril's modem business which was acquired by Bay Networks, Inc. ("Bay") immediately prior to the Penril/Bay Merger, including $4.5 million paid in the fourth quarter of fiscal 1996 to Penril for a license agreement with Bay:

                                                      FISCAL YEAR ENDED JULY 31,
                                        ------------------------------------------------------
                                         1993        1994        1995        1996        1997
                                        -------     -------     -------     -------     ------
    Net revenues......................  $21,768     $22,828     $18,974     $19,519     $4,228

(2) Net income from continuing operations for fiscal 1996 included a charge of $9.7 million for restructuring costs and $500,000 for costs incurred through July 31, 1996 related to the Penril/Bay Merger.

(3) Included in total assets are the following net assets related to two discontinued operations (Technipower, Inc., a subsidiary the assets of which were sold by Penril on October 11, 1996, and Electro-Metrics, Inc. ("EMI"), a subsidiary the assets of which were sold on June 30, 1997):

                                                      FISCAL YEAR ENDED JULY 31,
                                        ------------------------------------------------------
                                         1993        1994        1995        1996        1997
                                        -------     -------     -------     -------     ------
    Net assets........................   $7,299      $6,830      $5,145      $7,337         $0

                  SELECTED HISTORICAL FINANCIAL DATA OF HAYES

     The following selected consolidated historical financial data of Hayes has been derived from its audited consolidated historical financial statements except for the nine months ended September 30, 1996 and 1997 and should be read in conjunction therewith and the notes thereto included herein. All of the data derived from the audited and unaudited financial statements should be read in conjunction with Hayes' "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the consolidated financial statements and the notes thereto included herein. The unaudited amounts have been derived from the financial records, include only normal recurring adjustments and are not indicative of a full year.

                                                                             THREE MONTHS                     NINE MONTHS ENDED
                                      YEAR ENDED SEPTEMBER 30,                  ENDED         YEAR ENDED        SEPTEMBER 30,
                           ----------------------------------------------    DECEMBER 31,    DECEMBER 31,    --------------------
                             1992        1993        1994      1995(1)(3)    1995(1)(2)(3)    1996(1)(3)     1996(1)(3)  1997(1)
                           --------    --------    --------    ----------    ------------    ------------    --------    --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues.............  $171,453    $206,191    $246,277     $269,155       $ 70,111        $257,452      $201,434    $146,701
Net income (loss)........     3,883         887     (28,066)     (14,383)        (4,637)        (13,154)       (9,664)    (14,522)
Earnings (loss) per
  share..................  $    .68    $    .16    $  (4.98)    $  (2.56)      $   (.82)       $  (2.52)     $  (1.82)   $  (2.91)
BALANCE SHEET DATA:
Total assets.............  $ 93,409    $103,939    $124,964     $100,964       $ 91,696        $ 69,215      $ 77,342    $101,948
Working capital..........    29,687      30,314      15,840       25,994         25,270           3,654         8,353     (14,444)
Total debt...............     9,108      10,307      28,685           --         11,134          20,854        25,657      36,231
Redeemable preferred
  stock, series B........        --          --          --           --             --              --            --       5,455
Stockholders' equity
  (deficit)..............    43,039      44,125      15,897        1,683         (3,012)          5,741         9,489      (9,603)

---------------
(1) On November 15, 1994, Hayes filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. On March 8, 1996, Hayes' Chapter 11 Plan was confirmed by the U.S. Bankruptcy Court and became effective on April 16, 1996. Hayes received the final decree bringing its Chapter 11 case to a close on October 9, 1997.

(2) Effective October 1, 1995, Hayes changed its year end from September 30 to December 31.

(3) Included in net income (loss) are the following reorganization costs related to the Chapter 11 filing:

                          THREE MONTHS
      YEAR ENDED              ENDED             YEAR ENDED        NINE MONTHS ENDED
  SEPTEMBER 30, 1995    DECEMBER 31, 1995    DECEMBER 31, 1996    SEPTEMBER 30, 1996
  ------------------    -----------------    -----------------    ------------------
                                                                     (UNAUDITED)
       $5,026                $ 4,301              $ 5,378               $5,378

     The net loss for the year ended December 31, 1996 and nine months ended September 30, 1996 also includes a gain on the sale of land of $8.2 million and includes a plant closure and inventory writedown costs associated with such plant closure of $6.0 million.

                       SELECTED PRO FORMA FINANCIAL DATA

     The unaudited pro forma condensed combined statement of operations data gives effect to the Merger as if it had occurred at the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet data gives effect to the Merger as if it had occurred on September 30, 1997.

                                                        YEAR ENDED         NINE MONTHS ENDED
                                                     DECEMBER 31, 1996     SEPTEMBER 30, 1997
                                                     -----------------     ------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
        STATEMENT OF OPERATIONS DATA:
        Net revenues...............................       278,682                157,786
        Net loss...................................       (42,463)               (28,909)
        Loss per share.............................          (.73)                 (0.50)
        BALANCE SHEET DATA:
        Total assets...............................                              127,840
        Working capital............................                              (14,064)
        Total debt.................................                               36,974
        Redeemable preferred stock, Series B.......                                5,455
        Stockholders' equity.......................                                5,694

     See "Unaudited Pro Forma Condensed Combined Financial Statements".

                                  RISK FACTORS


     Hayes' Shareholders should be aware that ownership of the Common Stock and Series A Preferred Stock of the Company involves certain risks, including those described below, which could adversely affect the value of their holdings of Common Stock or Series A Preferred Stock. The Company does not make, nor has it authorized any other person to make, any representation about the future market value of the Common Stock or Series A Preferred Stock. In addition to the other information contained in this Proxy Statement/Prospectus, the following factors should be considered carefully in evaluating an investment in the Securities offered hereby. The following factors should also be considered carefully by the stockholders of the Company in determining whether to vote in favor of the Merger Agreement.


ABSENCE OF PROFITABLE OPERATIONS; LIQUIDITY

     The Company, and the Remote Access Business as conducted by Penril, have not been profitable for the past three fiscal years. Penril posted a net loss from continuing operations of $4.6 million for fiscal 1995, and $20.7 million for fiscal 1996 and the Company posted a net loss of $13.9 million for fiscal 1997. Such losses have been due, in part, to decreased revenues caused by a declining market for certain Penril products that began in fiscal 1995, non-recurring restructuring costs in connection with operations that were discontinued due to decline in market demand, costs related to the Penril/Bay Merger, which occurred during fiscal 1996, costs associated with development of the Remote Access Business and the spinning off of the Company from Penril during the year ended July 31, 1997. In addition, during fiscal 1997, the Company's revenues including, in particular, its revenues from the "Access Beyond" product family, have been insufficient for the Company to be profitable. There can be no assurance that the Company will achieve profitability, or that the Company will be able to increase sales of its products to an amount which will generate adequate cash for operational and capital needs.

     Hayes has not been profitable for the past three fiscal years. On November 15, 1994, Hayes filed a petition for relief under Chapter 11 of the United States Bankruptcy Code due to its inability to pay its debts on a current basis. Although Hayes consummated a court approved Reorganization Plan on April 16, 1996 and closed the bankruptcy on October 9, 1997, it has accumulated losses of approximately $32.7 million since April 16, 1996.

     The Company and Hayes have financed their loss from operations in the past three years (or shorter period with respect to the Company) primarily through private sales of equity securities, borrowings under credit facilities and sale of assets, including assets from discontinued operations. On a pro forma combined basis the Company and Hayes had a working capital deficit of approximately $14.1 million at September 30, 1997.

     At the Effective Time, only a limited amount of cash will be available for working capital from credit facilities of the combined companies. The Preferred Stock Investment Agreement provided the Company with $10.0 million of cash on November 12, 1997. Both the Company and Hayes are relying on $35.0 million of anticipated cash from the closing of the second installment of the Preferred Stock Investment Agreement immediately following the Effective Time to provide working capital following the Merger. In the event that the closing of such second installment is not consummated, cash provided by future operations and available borrowings under the Company's and Hayes' credit facilities or lines of credit could be insufficient to meet the Company's working capital requirements. There can be no assurance that the closing of such second installment will be consummated. Hayes is also pursuing the possibility of new credit facilities, but there can be no assurance that these will be obtained.

     Due to Hayes' having not met certain covenants under its credit facility with CIT requiring minimum levels of net worth and net income at December 31, 1996, CIT revised the interest rate under the facility from prime plus 1.625% to prime plus 2.125%.

LIMITED TRADING HISTORY OF THE COMMON STOCK; NO PUBLIC MARKET FOR SERIES A PREFERRED STOCK

     The Common Stock has a limited history as a publicly traded security. The price for the Common Stock is determined in the market place and may be influenced by many factors, including the operating performance of the Company, the depth and liquidity of the market for the Common Stock, investor perception of the Company and general economic and market conditions. There is no trading market for the Series A Preferred Stock, and the Company does not intend to list it on any national exchange or NASDAQ/NMS. There can be no assurance that an orderly market for the Common Stock will be sustained, and the prices at which the Common Stock is traded may fluctuate significantly.

LIMITED OPERATING HISTORY

     The Company began operations on November 18, 1996 for the purpose of receiving certain lines of business which were to be spun off from Penril. The Company, as a separate entity, has a limited operating history. The Remote Access Business, as conducted by Penril prior to the distribution of the Common Stock to Penril shareholders in November 1996, had an operating history consisting of the development and sale of local area network ("LAN") and host access products (the "LAN and Host Access Products") and the development of a new product family called "Access Beyond." See "-- Relationship with Penril" and "BUSINESS OF THE COMPANY -- Principal Products."

DEPENDENCE ON KEY MANAGEMENT

     If the Company is to be successful, its success will be due in large part to the performance of Messrs. Hayes, Howard and Chan, and, to a lesser extent, other key management personnel. Although the Company will have employment agreements with Messrs. Hayes, Howard and Chan which provides for their continued employment, no assurance can be given that the Company will be able to retain their services or the services of any other key management personnel. The loss of the services of one or more of the Company's senior management following the Merger could have a material adverse effect upon the Company's business, operating results and financial condition. See "MANAGEMENT OF HAYES -- Executive Compensation" and "MANAGEMENT OF HAYES -- Employment Agreements."

RISKS RELATING TO INTEGRATION OF THE BUSINESSES

     There can be no assurance that the economies which the Company and Hayes expect to realize as a result of the combination of the businesses will be achieved, or that the personnel from the two companies will be successfully integrated.

     In order for such integration to be successful, the general and administrative operations, research and development operations and sales and marketing operations of Hayes and the Company must be combined. There can be no assurance that Hayes and the Company will be successful in integrating such operations. There is no assurance that the Company will not encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations without disruption to overall operations. In addition, the combination may adversely affect the Company's operating results because of many factors, including diversion of management time and resources and required operating adjustments. There can be no assurance that the Company will successfully integrate or achieve the anticipated benefits of its expanded operations.

TECHNOLOGICAL CHANGES

     The market for networking and modem products is subject to rapid technological change, evolving industry standards and frequent new product introductions and, therefore, requires a high level of expenditures for research and development. The Company may be required to incur significant expenditures to develop new integrated product offerings. There can be no assurance that customer demand for products integrating network connectivity and remote access technologies will grow at the rate expected by the Company, that the Company will be successful in developing, manufacturing and marketing new products or product enhancements that respond to these customer demands or to evolving industry standards and technological change, that the Company will not experience difficulties that could delay or prevent the successful development, introduction, manufacture and marketing of these products (especially in light of the increasing design and manufacturing complexities associated with the integration of technologies), or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. The Company's business, operating results and financial condition may be materially and adversely affected if the Company encounters delays in developing or introducing new products or product enhancements or if such product enhancements do not gain market acceptance. In order to maintain a competitive position, the Company must also continue to enhance its existing products and there is no assurance that it will be able to do so. The Company will be required to continue to make significant investment in research and development to refine Hayes' products and its products and to continue to develop additional products. A major portion of future revenues is expected to come from new products and services. The Company cannot determine the ultimate effect that new products will have on its revenues or earnings. The rapid technological change and short life span of networking and modem products subject the Company to the risk of inventory obsolescence, customer product returns and unfavorable manufacturing costs as a result of disruption to manufacturing schedules.

     In 1997, the modem industry introduced modems that provide a throughput capacity of 56kbs compared to the industry standard of 33.6kbs. The industry has not established a standard for 56kbs modems and there are two competing 56kbs technologies. Hayes introduced 56kbs products in early 1997 and sells products using either K56 Flex or X2 technologies. Demand for 56kbs products has been slow to develop and a substantial portion of Hayes revenues continue to be for 33.6kbs products. Hayes' modem buyers could be adversely impacted by obsolescence changes, channel inventory returns and unfavorable manufacturing variances if there was a sudden change in demand for 56kbs vs 33.6kbs products.

POSSIBLE LOSS OF TECHNOLOGY

     The Company acquired technology and intellectual property rights relating to certain open remote dial access cards used in its Hawk products principally in consideration of the issuance of 503,704 shares of Common Stock. Although the Company has registered the resale of such shares under the Securities Act, if it fails to use its best efforts to maintain the effectiveness of the Registration Statement then such technology and rights could be lost which loss could have a material adverse effect on the Company.

COMPETITION

     The networking industry is highly competitive and competition is expected to intensify. There are numerous companies competing in various segments of the network management and remote access markets. Competitors include Ascend Communications, Shiva Corporation, Cisco Systems, Inc., 3Com Corporation ("3Com"), Microcom, Inc. ("Microcom") and Bay Networks, Inc., among others. Many of the Company's competitors have greater name recognition, more extensive engineering, manufacturing and marketing capabilities and greater financial, technological and personnel resources than those available to the Company. In addition, certain companies in the networking industry have expanded their product lines or technologies in recent years as a result of acquisitions. There can be no assurance that the Company will be able to compete successfully in the future with existing or new competitors.

     Hayes' business products compete with the business products of 3Com, AT&T Corp, Multi Tech Corp., Motorola, Inc. and others. 3Com is one of Hayes' most significant competitors in the retail modem market. Other competitors of Hayes in the retail modem market include Golden Video Corporation ("GVC"), Boca Research, Inc. ("Boca"), Zoom Telephonics, Inc. ("Zoom"), Diamond Multimedia Systems, Inc. ("Diamond") and others.

     There are many other companies engaged in the research, development and commercialization of products similar to the Hayes modem, network and broadband products. Some of the Company's competitors and potential competitors possess significantly greater capital, marketing, technical and other competitive resources than Hayes or the Company following the Merger. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to devote greater resources to the development of new products than can the Company.

     Hayes' products are subject to significant price competition, and management expects that it will face increasing pricing pressures from competitors. Accordingly, there can be no assurance that following the Merger the Company will be able to provide products that compare favorably with the products of the Company's competitors or that competitive pressures will not require the Company to reduce its prices. Any material reduction in the price of the Company's products would negatively affect net margins as a percentage of net revenues and would require the Company to increase sales to maintain or increase net income.

IMPORTANT CONSIDERATIONS RELATED TO FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risks and uncertainty, including without limitation, the ability of the Company to implement its strategy and identify new market and product opportunities, product development costs, future return rates of the Company's products, the dependence of the Company on certain customers and manufacturers, as well as general market conditions, competition and pricing. Although the Company believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

OPTION PLANS -- SHARES ELIGIBLE FOR FUTURE SALE AND DILUTION

     In March 1997, the stockholders of the Company, at a special meeting, approved and ratified two stock option plans of the Company -- the Incentive Plan and the Amended and Restated 1996 Non-employee Directors' Stock Option Plan (the "Directors' Plan"). The Company is authorized to issue options to purchase up to an aggregate of 2,000,000 shares of Common Stock under the Incentive Plan and options to purchase an aggregate of 250,000 shares of Common Stock under the Directors' Plan. As of November 20, 1997, the Company had outstanding options to purchase an aggregate of 965,900 shares under the Incentive Plan and options to purchase an aggregate of 120,000 shares under the Directors' Plan. As a result of the Merger, all outstanding options granted under the Directors' Plan will become fully vested and will terminate on the later of 90 days after the Effective Time or seven months following the date of grant of each option. Options granted under the Incentive Plan will not become fully vested as a result of the Merger unless, as to each such option holder, his employment is terminated without good cause within nine months following the Effective Time. Holders of Common Stock could experience dilution in possible future earnings per share in the event that a large number of options are exercised. Furthermore, in October 1997, the Company registered the resale of the shares of Common Stock issuable upon the exercise of options granted under the Incentive Plan and the Directors' Plan, which registration allows such shares to be freely tradeable in the public market immediately following exercise of such options, subject to certain volume limitations for options exercised by directors and executive officers of the Company.

     In addition, at the Effective Time, each outstanding option to purchase Hayes Common Stock (the "Hayes Options") granted under the Hayes Stock Option Plan, adopted on June 4, 1996, as amended effective October 22, 1996 (the "Hayes Option Plan"), and each warrant to purchase Hayes capital stock (collectively the "Hayes Warrants") will be assumed by the Company in accordance with the terms of such option or warrant, and converted into rights to purchase shares of the Company's Securities. Hayes Options and Hayes Warrants for 5,971,312 shares and 1,851,569 shares of Common Stock, respectively, will be assumed by the Company. At the Effective Time, Hayes Options to purchase 1,363,912 shares of Company Common Stock and Hayes Warrants to purchase 1,851,569 shares of Company Common Stock will be exercisable. Holders of Common Stock could experience dilution in possible future earnings per share in the event that a large number of Hayes Options or Hayes Warrants are exercised. The Company expects to register the resale of the shares of Common Stock issuable upon the exercise of the Hayes Options and the Hayes Warrants, which registration would allow such shares to be freely tradeable in the public market immediately following exercise of such Hayes Options and Hayes Warrants, subject to certain volume and other limitations for Hayes Options and Hayes Warrants, by directors and executive officers of the Company following the Merger. See "THE
MERGER -- Interests of Certain Persons in the Merger."

OTHER ISSUANCES -- SHARES ELIGIBLE FOR FUTURE SALE AND DILUTION

     The Company may use shares of its Common Stock to acquire assets, technology, license rights and/or other companies to develop and expand its product lines. Future issuances of Common Stock in connection with such acquisitions could, individually or in the aggregate, adversely affect the market price of the Common Stock.

     Pursuant to the Preferred Stock Investment Agreement, the Company's 6% Convertible Stock is convertible into shares of Common Stock at a conversion price equal to the lesser of $8 per share or 85% of the average closing bid price of Common Stock on the NASDAQ/NMS (or other market) for the five consecutive trading days prior the date of the notice of conversion. Accordingly, conversion of the 6% Convertible Stock will be below the market price of the Common Stock, subject to adjustment in certain circumstances, will be dilutive and could individually or in the aggregate, adversely affect the market price of the Common Stock. See "Ratification of Preferred Stock Investment Agreement."

REGISTRATION AND LISTING OBLIGATIONS

     The Registration Rights Agreement entered into in connection with the Preferred Stock Investment Agreement requires the Company to promptly register and cause to be listed the common shares underlying the 6% Convertible Stock and underlying any warrants which are issued and to maintain such registration statement and listing. If (i) the Company fails to effect such registration and listing within the applicable time periods or (ii) an investor's ability to sell registered shares is suspended for various reasons, including failure of the Company to maintain the effectiveness of such registration statement or listing for more than a specified number of days or (iii) the Company fails to comply with a conversion notice and such failure continues for more than a specified number of days, then the Company is required to make payments to the investors in an amount equal to 2% per month of the liquidation preference for each month (or portion thereof) during which such event continues and, under certain circumstances, the Company may be required to
(i) purchase the 6% Convertible Stock for an amount equal to the liquidation preference divided by 85%, and issue warrants and (ii) purchase shares of Common Stock issued upon conversion of the 6% Convertible Stock and upon exercise of warrants for a purchase price equal to the closing bid price as of the time of issuance of such underlying shares. See "Ratification of Preferred Stock Investment Agreement."

PRODUCT PROTECTION AND INTELLECTUAL PROPERTY

     The Company, like many other companies in the network access industry, anticipates that it will rely upon rights granted through licenses from third parties for a substantial amount of proprietary information used to develop its products; however, some companies may decide not to grant such licenses and may seek to protect their proprietary rights in such technological information. Accordingly, there can be no assurance that the Company will be able to continue obtaining additional rights to utilize proprietary technological information necessary to develop its products. Because of the existence of a large number of patents in the networking field and the rapid rate of issuance of new patents, it is not economically practical to determine in advance whether a product or any of its components infringe patent rights of others. In the event of any infringement, the Company believes that, based upon industry practice, necessary licenses or rights under such patents may be obtained on terms that should not have a material adverse effect on the Company's consolidated financial position or results of operations. However, there can be no assurance in this regard.

     Hayes relies on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual provisions and technical measures to protect its proprietary and intellectual property rights in its products. Hayes receives from time to time, and may receive in the future, communications from third parties asserting intellectual property rights relating to its products and technologies. There can be no assurance that these protections will be adequate to protect Hayes' proprietary rights or that following the Merger, the Company's competitors will not independently develop products that are substantially equivalent or superior to the Company's products. There can be no assurance that third parties will not assert infringement claims against the Company following the Merger. The loss of proprietary technology or a successful claim against the Company could have a material adverse effect on the Company's financial condition or results of operations.

     To the extent Hayes and the Company increase sales in international markets, their exposure in countries with less protection of intellectual property laws is increased.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Certificate of Incorporation includes certain provisions that are intended to prevent or delay the acquisition of the Company by means of a tender offer, proxy contest or otherwise. Specifically, the Certificate of Incorporation provides for a classified board of directors, classified into three classes with terms of three years each. In addition, the Certificate of Incorporation authorizes the Company Board to issue preferred stock without further stockholder approval, which could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. Finally, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which limits transactions between a publicly held company and "interested stockholders" (generally those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). Any one of, or a combination of, the above anti-takeover provisions could discourage a third party from attempting to acquire control of the Company. See "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY." The Incentive Plan and the Directors' Plan provide for acceleration of stock options upon a change in control of the Company, which may have the effect of making an acquisition of control of the Company more expensive. See "MANAGEMENT OF THE COMPANY -- The Amended and Restated 1996 Incentive Option Plan" and "The Amended and Restated 1996 Non-employee Directors Stock Option Plan." These plans may also inhibit a change in control of the Company. In addition, certain Company officers have severance compensation agreements with the Company that provide for substantial cash payments and acceleration of other benefits in the event of specified corporate changes related to the Company, including a change in control of the Company. See "MANAGEMENT OF THE COMPANY -- Employment and Consulting Agreements."

DIVIDENDS

     The Company does not anticipate paying dividends on its Common Stock in the foreseeable future. The holders of 6% Convertible Stock are entitled to receive cumulative dividends at the rate of six percent per annum on the liquidation preference, payable annually on December 31 of each year, in cash, Common Stock or by adding the amount thereof to the liquidation preference. Holders of Series A Preferred Stock will be entitled to receive, as and when declared by the Company Board, cumulative compounding dividends at the rate of 10% per annum of the original issue price per share of the Series A Preferred Stock. No dividends may be paid on the Common Stock unless all accrued and unpaid dividends on the Series A Preferred Stock and the 6% Convertible Stock are paid.

     Pursuant to a loan and security agreement dated October 2, 1997, the Company may not declare or pay any dividends, except dividends payable solely in shares of capital stock, or make any other payments on its capital stock, without the consent of its lender. Hayes is subject to similar restrictions under its credit facilities.

RELATIONSHIP WITH PENRIL

     The Company has a limited operating history as an independent public company. The operations of the Company historically have relied on Penril for certain necessary administrative services. As of November 18, 1996, Penril and the Company entered into several agreements for purposes of governing certain of the ongoing relationships between the two companies following the Penril/Bay Merger, including indemnification obligations. Pursuant to the Indemnification Agreement entered into between Penril and the Company (the

"Indemnification Agreement") in connection with Penril's transfer (the "Transfer") to the Company of substantially all of its assets and liabilities, other than those assets and liabilities related to Penril's modem business (the "Modem Business"), the Company agreed to indemnify Penril against all expenses and liabilities resulting from (i) the operation of the Company from and after the Penril/Bay Merger, (ii) Penril's operations prior to the Transfer other than those based upon, arising out of or in connection with (a) the Modem Business,
(b) the Penril/Bay Merger and transactions relating to the Penril/Bay Merger or
(c) the tax consequences of the Distribution, (iii) the termination of employment of employees (other than those employees identified as remaining with Penril after the Transfer) by Penril or (iv) information furnished by Penril or the Company relating to the Company contained in the registration statement filed by Bay in connection with the Penril/Bay Merger proxy statement/prospectus. Included within the potential liabilities against which the Company will indemnify Penril are those referred to in "BUSINESS OF THE COMPANY -- Legal Proceedings." Although the Company is not aware of any pending or threatened material liability for which the Company may become obligated to make payments in connection with its obligation to indemnify Penril, there can be no assurance that such indemnification obligations could not arise or that such indemnification obligations would not be material to the Company. These agreements were negotiated while the Company was owned by Penril and, consequently, are not the result of arm's-length negotiations between independent parties. Nevertheless, the Company believes that the agreements are fair to the parties and contain terms which are generally comparable to those which would result from arm's-length negotiations, although there can be no assurance thereof.

TAX TREATMENT

     The Merger is intended to qualify as a "reorganization" within the meaning of Sections 368(a)(1) and 368(a)(2)(E) of the Code and so, in general, be tax-free to the exchanging Hayes Shareholders (except to the extent that such shareholders receive cash in lieu of fractional shares or in satisfaction of dissenters' rights). However, no ruling has been or will be requested from the Internal Revenue Service as to such issue. Qualification of the Merger as a "reorganization" is subject to the satisfaction of a number of conditions and the accuracy of a number of assumptions. See, "THE MERGER -- Material Tax Consequences of the Merger." Accordingly, there is a risk that the Merger may not qualify as a "reorganization", with the result that Hayes Shareholders could become subject to income tax liability by reason of their exchange of Hayes capital stock for the Company capital stock pursuant to the Merger.

INTERNATIONAL SALES

     In fiscal 1996, international sales of Hayes' products accounted for approximately 25% of net sales. These sales were primarily to customers in Europe and the Asia Pacific region. The Company anticipates that, following the Merger, international sales will continue to account for a significant portion of the Company's net sales in the foreseeable future. As a result, the Company's operating results will be subject to risks inherent in international sales, including tariffs or other barriers, difficulties in staffing and managing international operations, fluctuations in foreign currency exchange rates, compliance with international regulations, approval and market requirements, and volatility of international economic conditions. One or more of these factors may have a material adverse effect on the Company's future international sales and, consequently, on the Company's operating results.

     Hayes sells its products outside the United States and procures modem products from offshore vendors primarily in U.S. dollars and to a lesser extent, British Sterling and Hong Kong dollars. Although Hayes has not experienced material gains or losses from foreign currency fluctuations, if its international business increases it could be subject to increased risk due to such fluctuations. Hayes anticipates it will adopt hedging strategies if the risks associated with foreign currency fluctuations materially increase.

     A significant amount of Hayes' revenue is derived from its Asia region business, particularly from China. Therefore, Hayes is subject to the risk of political and economic instability experienced in this region. Hayes has begun to expand its business in Latin America. Should Hayes' Latin America business become material, Hayes would be subject to the political and economic difficulties recently experienced in this region.

PRODUCT RETURNS, PRICE PROTECTION AND WARRANTY CLAIMS

     Like other manufacturers of computer products, Hayes and the Company are exposed to the risk of product returns from wholesale distributors, resellers and retailers, either through contractual stock rotation privileges or as a result of Hayes' and the Company's interest in assisting customers in balancing inventories. Although Hayes and the Company attempt to monitor and manage the volume of sales to wholesale distributors and retailers, large shipments in anticipation of sales by wholesale distributors and retailers could lead to substantial overstocking by their wholesale distributors and lead to higher than normal returns. Moreover, the risk of product returns may increase if demand for Hayes' or the Company's products declines. When Hayes and the Company reduce their prices, Hayes and the Company credit their respective wholesale distributors and retailers for the difference between the purchase price of products remaining in their inventory and the reduced price for such products on terms negotiated with Hayes and the Company, respectively, which could have a material adverse effect on the operating results of Hayes and the Company, respectively.

     Hayes' standard two-year warranty permits customers to return any product for repair or replacement if the product does not perform as warranted. In the U.S. and Canada only, Hayes also offers its customers the option of an additional three-year warranty upon completion of a registration card within 90 days of purchase. Some of the Practical Peripheral modems previously sold have a lifetime warranty. Hayes to date has not encountered material warranty claims or liabilities. Hayes has established and the Company following the Merger will establish reserves for product returns, price protection and warranty claims which management believes are adequate. There can be no assurance that product returns, price protection and warranty claims will not have a material adverse effect on future operating results of the Company.

DEPENDENCE ON SUPPLIERS

     Material and components for the Company's products are purchased from outside suppliers. While most components are available from several suppliers, a few are provided from sole-source vendors. The Company believes that in most cases alternative sources of supply could be obtained within a reasonable time period; however, an interruption in the supply of such components could have a temporary adverse effect on the Company's operations. The major components of Hayes' products include silicon chips, printed circuit boards, microprocessors, chipsets and other integrated circuits. Most of the components used in Hayes' modem products are available from multiple sources. However, certain components used in Hayes' products are custom manufactured and currently obtained from single sources. In addition, although readily interchangeable items are available from several suppliers, many of the components that are incorporated in Hayes' products, such as integrated circuits and discrete components, are in limited supply and are allocated throughout the industry. Like others in the computer industry, Hayes has, from time to time, experienced difficulty in obtaining certain components. While Hayes has entered into supply arrangements with certain suppliers, including Lucent Technologies, Inc. and Rockwell International Corporation ("Rockwell") regarding a supply of chips and chipsets, there can be no assurance following the Merger that these suppliers will continue to meet the Company's requirements. There can be no assurance that severe shortages of components will not occur in the future which could increase the cost or delay the shipment of products and have a material adverse effect on the Company's operating results.

SALES CHANNEL RISKS

     The Company's distribution channel is composed of value-added resellers, original equipment manufacturers and distributors in more than 40 countries. Sales to end-user customers account for less than 10% of the Company's revenues. Many of the Company's value-added resellers and other distributors carry products which are complimentary to those of the Company, and may choose to give higher priority to products of other suppliers or competitors of the Company.

     Hayes sells its products primarily through national, regional and international wholesale distributors, national corporate resellers, computer superstores and mail order. Sales to wholesale distributors accounted for a significant share of Hayes net sales in fiscal 1996. The personal computer distribution industry has been characterized by rapid change, including consolidations and financial difficulties of wholesale distributors and the emergence of alternative distribution channels. Hayes is dependent upon the continued viability and financial stability of its wholesale distributors. The loss or ineffectiveness of any of Hayes' largest wholesale distributors or a number of its smaller wholesale distributors could have a material adverse effect on the Company's operating results following the Merger. In addition, an increasing number of vendors are competing for access to wholesale distributors which could adversely affect the Company's ability to maintain Hayes' existing relationships with its wholesale distributors or could negatively impact sales to such distributors.

     Hayes is dependent on the continued viability and financial stability of its national resellers. The loss or ineffectiveness of any of Hayes' largest national resellers or a number of its smaller national resellers could have a material adverse effect on the Company's operating results following the Merger.

     Due to increased competition for limited shelf space, retailers are increasingly in a better position to negotiate favorable terms of sale, including price discounts and product return policies. There can be no assurance that Hayes will be able to sustain or increase its sales to retailers, which could have a material adverse effect on the Company's operating results following the Merger.

     The OEM modem market has grown to approximately 50% of the overall modem market. Hayes has not participated substantially in the OEM modem market for the last two years and Hayes can give no assurance that it will be able to successfully penetrate this market.

CONDITIONS TO THE MERGER

     The obligations of the Company and Hayes to effect the Merger are subject to a number of conditions including the termination of the Antidilution Warrant issued to ACMA and the receipt by each party of all consents, assignments, waivers, authorizations or other certificates of third parties for the continuation in full force and effect of any and all material contracts and leases. Hayes has not received a consent from its lender CIT Group/Credit Finance, Inc. ("CIT") for the continuation in full force and effect of Hayes' credit facility with CIT following the Merger. If CIT does not consent to the continuation of its credit facility following the Merger, each of Hayes and the Company may determine to not effect the Merger. If the Merger is consummated without CIT's consent to continue its credit facility with the Company, it will be necessary for the Company to pursue additional equity or debt financing to meet its cash requirements. The Company and Hayes are in discussions with CIT concerning its consent, and believe that CIT is predisposed to grant its consent, although there can be no assurance that its consent will be granted. See "HAYES' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

IMPLEMENTATION OF NEW INFORMATION SYSTEM

     Hayes is currently involved in the replacement of its information systems with software from Oracle Corporation which will be completed after the Effective Time of the Merger. The implementation of a new information system could cause disruption to work efficiency. There can be no assurance that the project will be completed within the budgeted time schedule or costs. To the extent that the project is not completed timely or within the budgeted costs, the Company's business and financial condition could be adversely affected.

ELECTION OF DIRECTORS AND OTHER STOCKHOLDER MATTERS

     As a result of the Shareholders' Agreement among each of the Hayes Shareholders and Mr. Howard, certain shareholders, who will own substantially more than 50% of the Common Stock, without regard to the conversion of the 6% Convertible Stock, will control the election of a majority of the directors. These shareholders consist of Mr. Howard, ACMA, Dennis C. Hayes and Chestnut Capital Limited Partnership, a limited partnership controlled by Dennis C. Hayes. Such agreement will remain effective for so long as certain stockholders own at least ten (10%) percent of the outstanding shares of the Company. Such persons will also be able to control the taking of action which requires approval by stockholders, since they will own more than a majority of the outstanding shares of the Company.

                               THE ANNUAL MEETING
DATE AND PLACE; RECORD DATE

     This Proxy Statement/Prospectus is provided to the stockholders of Common Stock in connection with the solicitation of proxies by the Company Board for use at the Annual Meeting to be held on December 29, 1997 at 10:00 a.m. local time at 1300 Quince Orchard Blvd., Gaithersburg, Maryland, and at any adjournments or postponements thereof.

     Representatives of Deloitte & Touche LLP, the Company's independent auditors and representatives of Coopers & Lybrand L.L.P., Hayes' independent auditors, are expected to be present at the Annual Meeting. Such representatives will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

     This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders on or about December 15, 1997. In addition to solicitation of the proxies by use of the mails, some of the officers and regular employees of the Company, without extra remuneration, may solicit proxies personally or by telephone, telegraph, cable or electronic mail. The Company has retained MacKenzie Partners, Inc. ("MacKenzie"), a proxy solicitation firm, for assistance in connection with the Special Meeting. The anticipated cost of MacKenzie's services is approximately $7,500.

PURPOSE OF THE ANNUAL MEETING

     To consider and vote upon (i) the Proposal to (x) approve and adopt the Merger Agreement, among Access Beyond, Hayes, and the Subsidiary, and the transactions contemplated thereby, (y) amend the Company's Certificate of Incorporation as described below and (z) elect two members of the Board of Directors of the Company (ii) the ratification of the Preferred Stock Investment Agreement and (iii) the ratification of the appointment of Deloitte & Touche LLP as independent auditors of the Company for the fiscal year ending July 31, 1998. Pursuant to the Merger Agreement, the Subsidiary will be merged with and into Hayes, and Hayes will become a wholly-owned subsidiary of Access Beyond. In the Merger, (a) all holders of Hayes (i) common stock will have the right to receive for each such share such number of shares of Common Stock as is equal to the Conversion Ratio, (ii) Series A Preferred Stock will have the right to receive for each such share such number shares of Common Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes common stock into which such shares of Hayes Series A Preferred Stock is then convertible, and
(iii) Series B Preferred Stock will have the right to receive for each such share such number of shares of Series A Preferred Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes common stock into which such shares of Hayes Series B Preferred Stock is then convertible; (b) the Company will amend its certificate of incorporation to (i) change its name to Hayes Corporation, (ii) increase the number of authorized shares of common stock, and (iii) create the Series A Preferred Stock; (c) the Board of Directors of the Company will be increased to seven members, five of whom will be designated by the Hayes Shareholders; and (d) the Company will assume the obligations of Hayes under the Hayes Option Plan. After giving effect to the Merger, the Hayes Shareholders will own approximately 79% of the issued and outstanding equity securities of the Company, excluding options and the 6% Convertible Securities. After giving effect to the Merger and assuming that (x) all then vested and exercisable Hayes Options and Hayes Warrants are exercised and (y) none of the options to purchase the Company's Common Stock are exercised, the Hayes Shareholders will own approximately 80.08% of the issued and outstanding equity securities of the Company, excluding options and the 6% Convertible Securities. A copy of the Merger Agreement is attached hereto as Exhibit A. A copy of the Company's Amended and Restated Certificate of Incorporation is attached hereto as Exhibit C. A copy of the Preferred Stock Investment Agreement is attached hereto as Exhibit D.

     The Conversion Ratio is equal to the percentage ownership immediately following the closing of the Merger of the issued and outstanding equity securities of the Company, excluding options and the 6% Convertible Securities that the holders of all classes of Hayes capital stock, in the aggregate, are entitled to receive in the Merger (which the Company and Hayes have agreed is 79%), multiplied by a ratio, the numerator of which is the number of shares of the equity securities issued and outstanding on a fully diluted basis (excluding stock options and the 6% Convertible Securities) prior to the Effective Date, and the denominator of which is .21, all divided by the number of shares of Hayes capital stock issued and outstanding on a fully diluted basis (excluding all outstanding options and warrants) prior to the Effective Date.

     THE COMPANY BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. SEE "THE MERGER -- THE COMPANY'S REASONS FOR THE MERGER."

     THE COMPANY BOARD HAS UNANIMOUSLY APPROVED THE PREFERRED STOCK INVESTMENT AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE PREFERRED STOCK INVESTMENT AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. -- SEE "RATIFICATION OF PREFERRED STOCK INVESTMENT AGREEMENT."

STOCKHOLDERS ENTITLED TO VOTE; REQUISITE APPROVAL

     The Company Board has fixed the close of business on December 5, 1997 as the record date (the "Record Date") for the determination of holders of the Common Stock entitled to notice of and to vote at the Annual Meeting. A form of proxy is being provided to the holders of Common Stock with this Proxy Statement/Prospectus. For information with respect to the execution and the revocation of proxies, see
"-- Proxies." On the Record Date, there were 12,516,983 shares of Common Stock (held by approximately 800 holders of record) issued and outstanding. The Common Stock is the only class of voting stock of the Company currently issued and outstanding. Each holder of Common Stock on the Record Date is entitled to cast one vote per share at the Annual Meeting, exercisable in person or by properly executed proxy. The presence of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, in person or by properly executed proxy, is necessary to constitute a quorum.

     Approval and adoption of the Merger Agreement and the transactions contemplated thereby, all of the amendments to the Certificate of Incorporation and the election of directors will be voted on by the Company's stockholders as a single proposal. Therefore, failure to obtain the requisite stockholder approval will result in the abandonment of the Merger, no change to the Certificate of Incorporation and no vote for the directors. The Company or Hayes may be entitled to a breakup fee in certain circumstances. See "The Merger Agreement -- Termination; Effect of Termination."

     As of the Record Date, directors and executive officers of the Company and their affiliates as a group held shares representing 23.0% of the votes entitled to be cast by holders of the Company's capital stock at the Annual Meeting. At the Annual Meeting, abstentions will be considered shares present for purposes of determining whether a quorum is present and, therefore, will have the same legal effect as a vote against the proposal. Broker non-votes will be considered as shares not entitled to vote and will, therefore, not be considered in the tabulation of votes.


     Under Delaware law, the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of Common Stock entitled to vote thereon is required to amend the Company's Certificate of Incorporation as provided in the Merger Agreement. In addition, the ratification of the Preferred Stock Investment Agreement and the ratification of the appointment of Deloitte & Touche LLP as independent auditors of the Company for the fiscal year ending July 31, 1998 requires the affirmative vote of the holders of a majority of the shares of Common Stock present in person or by proxy at the Annual Meeting. Because of the number of shares of Common Stock to be issued in the Merger, the fact that the Merger will result in a change in control, and the potential number of shares of Common Stock that could be issued upon the sale of the second installment of 6% Convertible Securities upon conversion of the 6% Convertible Stock, NASDAQ/NMS requires the Company to obtain stockholder approval of the Merger Agreement and the Preferred Stock Investment Agreement. Under the rules and regulations of NASDAQ/NMS, the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of Common Stock entitled to vote thereon is required to approve and adopt the Merger Agreement and to approve and ratify the Preferred Stock Investment Agreement.


PROXIES

     All shares represented by properly executed proxies will, unless such proxies have previously been revoked, be voted at the Annual Meeting in accordance with the directions on the proxies. A proxy may be revoked at any time prior to final tabulation of the votes at the Meeting. Stockholders may revoke proxies by written notice to the Secretary of the Company, by delivery of a proxy bearing a later date, or by personally appearing at the Annual Meeting and casting a contrary vote. If no direction is indicated, the shares represented by properly executed proxies will be voted in favor of the Merger Agreement, in favor of the ratification of the Preferred Stock Investment Agreement and in favor of the ratification of the appointment of the independent auditors. The persons named in the proxies will have discretionary authority to vote all proxies with respect to additional matters that are properly presented for action at the Annual Meeting.


     The proxy solicitation is made by and on behalf of the Company Board. Solicitation of proxies for use at the Annual Meeting may be made in person or by mail, telephone or telegram, by officers and regular employees of the Company. Such persons will receive no additional compensation for any solicitation activities. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. The Company and Hayes will share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of the Registration Statement and this Proxy Statement/Prospectus and any amendments or supplements thereto, any filings required of Hayes or the Company pursuant to the HSR Act and any filings required by NASDAQ requirements, and the Company will bear the entire cost of its financial advisor, DLJ, the solicitation of proxies, including the mailing of this Proxy Statement/Prospectus, the proxy card and any additional information furnished to its stockholders.

                                     ITEM 1

                                   THE MERGER
BACKGROUND OF THE MERGER

     Penril and Hayes have had a long working relationship. Since October 1994, Penril and Hayes have entered into a series of agreements, including a Manufacturing and Purchase Agreement pursuant to which Penril developed and manufactured certain products for Hayes known as the CXS/VCP products as well as a Technology Development Agreement and Technology License Agreement.

     In October 1996, Penril entered into agreements with Hayes, which were assigned by Penril to Access Beyond, for the sale by Penril to Hayes on an OEM basis of the Company's remote access products and for the manufacture by Hayes of such products upon achievement by Hayes of certain milestones. The OEM Agreement further provided that the Company would be permitted to purchase from Hayes or Hayes' suppliers various parts and components for use in the Company's products, at the same cost as paid by Hayes, to the extent allowed by the suppliers.

     This business relationship and resulting mutual familiarity with the product line, manufacturing capability, engineering skills and distribution channels created the opportunity for the two companies to explore whether advantages could be realized by merging their businesses in lieu of Hayes reselling the Company's products lines. In addition, the Company was concerned about the length of time that it was encountering in increasing its distribution of products through its channels as well as by various operating expenses being higher than desired in light of the revenue level.

     Mr. Hayes approached Mr. Howard to discuss the possibility of merging the two companies, together with a third company, during the months of January and February 1997. These conversations were preliminary and inconclusive. Over the next several months Hayes considered the possibility of merging alone with the third company but such discussions with such company concluded in early June 1997.

     During July 2 and 3, 1997 Messrs. Hayes and Howard met, together with their companies' respective legal and financial advisors and reached conceptual agreement on merger terms. Each party made a commitment to seek approval of their respective Boards of Directors to the proposed transaction. Over the next few weeks, after consultation with each company's Board, key management and their legal, financial and accounting advisors, the final terms of the Merger Agreement were negotiated, resulting in a definitive agreement being executed on July 29, 1997. During the following thirty days, each company performed a comprehensive due diligence review of the other, which each determined to be satisfactory, and the Company received a fairness opinion from its financial advisor, DLJ, stating that as of such date the Merger was fair to the Company and its stockholders from a financial point of view with respect to the Conversion Ratio.

THE COMPANY'S REASONS FOR THE MERGER


     The Company Board has determined that the Merger Agreement is fair to, and in the best interests of, the Company and its stockholders, and has unanimously approved the Merger Agreement and unanimously recommends that Company stockholders vote FOR the Proposal to approve the Merger Agreement.


     During fiscal 1997 the emergence of new competitors and several consolidations in the Company's industry contributed to concern over whether the Company had sufficient resources to compete effectively. The Company's management believes that Hayes' world wide brand name, global distribution system and low cost manufacturing capabilities will enable the Company's remote access products to be brought to market sooner, on a broader basis and with lowered product costs. The Company's management also believes that the Merger will produce significant consolidation and cost-cutting opportunities. The Company Board believes that the Merger will provide significant value to its stockholders and offers opportunities for growth using the manufacturing expertise, distribution channels and technology available from Hayes. The Company Board considered a number of potential benefits in reaching its decision, including (a) the ability to have its products manufactured cost effectively, (b) the ability to have its products quickly distributed through distribution channels significantly greater than those of the Company, (c) obtaining the experience and expertise of engineers and design specialists to help advance the Company's business and technology, (d) the financial condition, results of operations and prospects of the Company in the absence of a business combination or similar transaction and (e) the terms and conditions of the Merger Agreement, which the Company Board concluded to be advisable and fair to the Company and its stockholders in light of the nature of the transaction with Hayes and which led the Company Board to conclude that, in its opinion, there is a high likelihood of the Merger being consummated.

     The Company Board also considered the risks relating to the Merger, including (i) the risk that the benefits sought in the Merger would not be fully achieved, (ii) the risk that the Merger would not be consummated, and (iii) other risks described under "RISK FACTORS" as well as the net losses sustained by Hayes during the last three fiscal years.

     The decision of the Company Board was conditioned upon, among other things, the Company receiving an opinion from its financial advisor, DLJ, as to the fairness of the Merger to the Company and its stockholders from a financial point of view of the Conversion Ratio, which opinion was received on August 26, 1997.

OPINION OF DLJ

     In its role as financial adviser to Access Beyond's board of directors, DLJ was asked to render an opinion to the Access Beyond board of directors as to the fairness, from a financial point of view, of the Conversion Ratio to the holders of Access Beyond Common Stock, pursuant to the terms of the Agreement. On August 26, 1997, DLJ delivered to Access Beyond's board of directors its written opinion to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Conversion Ratio was fair to the holders of Access Beyond Common Stock from a financial point of view. On December 9, 1997, DLJ delivered to Access Beyond's board of directors a subsequent written opinion (the "DLJ Opinion") confirming its August 26, 1997 opinion. DLJ has consented to the use of the DLJ Opinion in this Proxy Statement/Prospectus.

     A COPY OF THE DLJ OPINION IS ATTACHED HERETO AS EXHIBIT B. ACCESS BEYOND'S STOCKHOLDERS ARE URGED TO READ THE DLJ OPINION CAREFULLY IN ITS ENTIRETY FOR INFORMATION WITH RESPECT TO THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY DLJ IN CONNECTION WITH SUCH OPINION. THE SUMMARY OF THE DLJ OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     Access Beyond's board of directors selected DLJ as its financial advisor based on DLJ's qualifications, expertise and reputation. In addition, DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     The DLJ Opinion was prepared for the Access Beyond board of directors and is directed only to the fairness of the Conversion Ratio to holders of Access Beyond Common Stock from a financial point of view. The DLJ Opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Access Beyond Inc. Special Meeting nor does it constitute an opinion as to the price at which the Access Beyond Common Stock will actually trade at any time. The Merger was negotiated at arm's length by Access Beyond and Hayes. Access Beyond's board of directors requested that DLJ not solicit, and DLJ did not solicit, the interest of any other party.

     In arriving at its opinion, DLJ reviewed the Agreement, the terms of the Access Beyond Series A Preferred Stock and the Preferred Stock Investment Agreement dated as of November 12, 1997 between the Company and the Investors listed therein (the "Preferred Stock Investment Agreement). DLJ also reviewed financial and other information that was publicly available or furnished to it by or on behalf of Access Beyond and Hayes, including information provided during discussions with their respective managements. Included in the information provided during discussions with their respective managements were certain financial projections for the Company for the period beginning November 1, 1997 and ending December 31, 1998 prepared by the management of the Company and certain financial projections for Hayes for the period beginning November 1, 1997 and ending December 31, 2001 prepared by the management of Hayes. In addition, DLJ reviewed certain historical financial information with respect to Access Beyond and Hayes; compared certain historical financial and securities data of Access Beyond with selected companies whose securities are traded in public markets; reviewed the historical stock prices and trading volumes of Access Beyond's Common Stock; reviewed prices and premiums paid in certain other business combinations; and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of rendering its opinion.

     In rendering the DLJ Opinion, DLJ relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to it from public sources, that was provided to it by Access Beyond and Hayes or their respective representatives, or that was otherwise reviewed by it. With respect to the financial projections (including projections as to Access Beyond's liquidity) supplied to DLJ, it assumed that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Access Beyond and Hayes as to the future operating and financial performance of Access Beyond and Hayes, respectively. DLJ has not assumed any responsibility for making any independent evaluation of Access Beyond's assets or liabilities or for making an independent verification of any of the information reviewed by DLJ. DLJ did not participate or advise Access Beyond in the private placement contemplated by the Preferred Stock Investment Agreement and has not made any assessment as to the fairness of the terms of that transaction or Access Beyond's 6% Convertible Stock. DLJ has relied as to various legal matters on advice of counsel to Access Beyond and the Access Beyond board of directors and has assumed that the tax consequences of the transaction are as set forth in this Proxy Statement/Prospectus.


     For the purpose of its opinion, DLJ has assumed that either (i) the contemplated additional $35 million private placement of 6% Convertible Preferred Stock will be completed on the terms set forth in the Preferred Stock Investment Agreement or (ii) alternative sources of sufficient liquidity will be available to Hayes, on a timely basis, that would not materially dilute the interests of the holders of Company Common Stock as compared to the dilution that is anticipated to result from the contemplated additional private placement pursuant to the Preferred Stock Investment Agreement.


     The DLJ Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of the DLJ Opinion. It should be understood that, although subsequent developments may affect its opinions, DLJ has not updated, reviewed or reaffirmed, and has no obligation to update, review or reaffirm, the DLJ Opinion.

     The following is a summary of the presentation made by DLJ to the Access Beyond board of directors on December 9, 1997 with respect to the material analyses underlying the DLJ Opinion.

ANALYSIS OF ACCESS BEYOND

     Liquidity Analysis. For the quarter ended October 31, 1997, Access Beyond had an operating loss of $2.2 million. While Access Beyond recently raised $10 million, Access Beyond's liquidity assessment indicated that under the then current circumstances, and as projected by management for calendar year 1998, Access Beyond's cash balance was projected to decrease to $1.3 million by December 31, 1998 (assuming that the remaining $35 million portion of the transaction contemplated by the Preferred Stock Investment Agreement is not consummated by that time).


     Analysis of Certain Other Publicly Traded Companies. DLJ compared selected historical share prices, earnings, and operating and financial ratios for Access Beyond to the corresponding data and ratios of certain other companies whose securities are publicly traded, which companies were selected for comparison because as a group they possess business, operating and financial characteristics that are generally representative of companies in the industry in which Access Beyond operates. The selected companies were divided into the following two categories: small-capitalization comparable companies, which consisted of Shiva Corp. (the "Small-Cap Public Comparable"), and large-capitalization comparable companies, which consisted of Ascend Communications, Bay Networks, Cisco Systems and 3Com Corp. (the "Large-Cap Public Comparables"). Such data and ratios included Enterprise Value (defined as the product of the stock price and total shares outstanding plus Net Debt (debt and preferred stock (less cash and cash equivalents)) as a multiple of gross revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") for the latest reported twelve months ("LTM"). Additional ratios examined included the ratios of current stock prices to projected calendar year 1998 net income (determined on the basis of estimates provided by selected investment banking firms). This analysis indicated that the multiples of Enterprise Value to LTM Revenues and LTM EBITDA for the Small-Cap Public Comparable were 1.1x and not meaningful (because Access Beyond's LTM EBITDA was negative), respectively. The multiples of equity value to projected calendar year 1998 net income for the Small-Cap Public Comparable were determined to be not meaningful (because Access Beyond's management does not expect to have positive earnings in 1998). The analysis indicated that the multiples of Enterprise Value to LTM Revenues and LTM EBITDA for the Large-Cap Public Comparables ranged from 2.6x to 8.5x and 14.9x to 23.3x, respectively, resulting in an average multiple of 4.8x and 18.1x, respectively. The multiples of equity value to projected calendar year 1998 net income for the Large-Cap Public Comparables ranged from 13.6x to 28.9x, resulting in an average multiple of 21.2x. DLJ then derived a valuation range for Access Beyond by concentrating on Enterprise Value as a multiple of LTM revenues, which DLJ concluded to be the most relevant basis for comparing publicly traded remote access and network equipment companies with Access Beyond (because Access Beyond's LTM EBITDA was negative and Access Beyond's management does not expect to have positive earnings in 1998), and by comparing Access Beyond's businesses and performance to the Small-Cap Public Comparable and Large-Cap Public Comparables. DLJ determined that the relevant range of Enterprise Value to LTM revenues was 1.1x to 1.5x, principally reflecting Access Beyond's small market capitalization. DLJ then calculated the imputed valuation ranges for Access Beyond by applying these multiples to Access Beyond's reported LTM revenues from continuing operations, which yielded a range of equity values for Access Beyond of $1.34 to $1.70 per share. DLJ determined that the relevant range of projected calendar year 1998 net income multiples was 19.0x to 23.0x. Access Beyond projected net losses for 1998, so DLJ was not able to effectively calculate an equity valuation based on net income multiples.


     Gandalf Transaction Analysis. DLJ also analyzed the acquisition of the remote access business of Gandalf Technologies, Inc. ("Gandalf") by Mitel Corporation announced August 8, 1997 (the "Gandalf Transaction"). Gandalf was a small-capitalization developer of remote access products in financial distress and ultimately sold its remote access product business for $14.9 million. DLJ believes the Gandalf Transaction to be an analogous situation to that of Access Beyond, given Access Beyond's liquidity constraints and small market-capitalization. The multiple of purchase price to LTM revenues for the Gandalf Transaction was 0.4x. DLJ calculated the imputed valuation for Access Beyond by applying the multiple of purchase price to LTM revenues for the Gandalf Transaction to Access Beyond's LTM revenues from continuing operations, which yielded an equity value of $0.70 per share.

     Comparative Transaction Analysis. DLJ reviewed publicly available information for selected transactions completed involving the combination of remote access device manufacturers. The comparative transactions reviewed (the "Comparative Transactions") included 6 transactions that were proposed or completed. The Comparative Transactions included the following acquisitions: Gandalf Technologies product business by Mitel Corp., Microcom, Inc. by Compaq Computer Corporation, Crosscom Corp. by OlicomAS, Telebit Corp. by Cisco Systems, Network Express, Inc. by Cabletron Systems, Inc. and Xylogics, Inc. by Bay Networks, Inc. The Comparative Transactions selected are not intended to represent a complete list of remote-access manufacturer transactions that have occurred; rather, they include only transactions involving combinations of companies with operating size or financial performance characteristics believed to be comparable to Access Beyond's characteristics. DLJ reviewed the consideration paid in such transactions in terms of the offer price per share multiplied by total common shares outstanding ("Equity Purchase Price") and Equity Purchase Price plus total debt less cash and cash equivalents ("Target Enterprise Price"), in each case, as a multiple of LTM gross revenue and LTM EBITDA. For the Comparative Transactions, the ratios of Target Enterprise Price to LTM revenues and LTM EBITDA ranged from 0.9x to 5.1x and 9.8x to 31.0x, respectively, resulting in an average multiple of 2.6x and 18.8x, respectively. DLJ concluded that multiples of LTM revenues provided the most relevant measure for evaluating the Comparative Transactions (because Access Beyond's LTM EBITDA was negative) and that the appropriate range of LTM revenue multiples was 2.2 to 3.1x. DLJ then calculated the imputed valuation ranges for Access Beyond by applying its LTM revenues from continuing operations to the relevant multiple ranges. This analysis yielded a range of Enterprise Values for Access Beyond of $28.5 million to $40.2 million, which results in an equity value range of $2.32 to $3.13 per share.


ANALYSIS OF HAYES

     Analysis of Certain Publicly Traded Companies. DLJ compared selected historical share prices, earnings, and operating and financial ratios for Hayes to the corresponding data and ratios of certain companies whose securities are publicly traded, which companies were selected for comparison because as a group they possess business, operating and financial characteristics that are generally representative of companies in the industry in which Hayes operates. The selected companies were divided into the following three categories: modem manufacturers, which included Boca Research, Global Village Communications and Zoom Telephonics (the "Modem Public Comparables"); remote access/network equipment manufacturers, which included Ascend Communications, Bay Networks, Cisco Systems, 3Com Corp. and Shiva Corp. (the "Remote Access Public Comparables"); and xDSL modem manufacturers, which included Amati Communications, Aware, Pairgain Technologies and Westell Technologies (the "xDSL Public Comparables"). Such data and ratios included Enterprise Value as a multiple of LTM gross revenue and LTM EBITDA. Additional ratios examined included the ratios of current stock prices to projected calendar year 1998 net income (determined on the basis of estimates provided by selected investment banking firms). This analysis indicated that the multiple of Enterprise Value to LTM Revenues for Modem Public Comparables ranged from 0.5x to 0.6x, resulting in an average multiple of 0.5x. The multiple of Enterprise Value to LTM EBITDA for Modem Public Comparables was not meaningful due to losses throughout the industry over the LTM. The multiple of equity value to projected calendar year 1998 net income for Modem Public Comparables ranged from 15.3x to 19.3x, resulting in a average multiple of 17.3x. The analysis indicated that the multiples of Enterprise Value to LTM Revenues and LTM EBITDA for Remote Access Public Comparables ranged from 1.1x to 8.5x and 14.9x to 23.3x, respectively, resulting in an average multiple of 4.1x and 18.1x, respectively. The multiple of equity value to projected calendar year 1998 net income for Remote Access Public Comparables ranged from 13.6x to 28.9x, resulting in an average multiple of 21.2x. The analysis indicated that the multiple of Enterprise Value to LTM Revenues for xDSL Public Comparables ranged from 4.9x to 29.7x, resulting in an average of 17.5x. The multiple of LTM EBITDA for xDSL Public Comparables was 16.0x, since only one company had positive EBITDA. The multiple of equity value to projected calendar year 1998 net income for xDSL Public Comparables was 25.4x since only one company had positive projected 1998 net income. DLJ derived a valuation range for Hayes by concentrating on Enterprise Value as a multiple of revenues and net income multiples, and by comparing Hayes' businesses and performance to the Modem Public Comparables, Remote Access Public Comparables and the xDSL Public Comparables. DLJ concluded that the appropriate range of ratios of Enterprise Value to LTM revenues was 0.9x to 1.3x, a premium to the Modem Public Comparables due to Hayes' xDSL and cable modem technology and shift in business focus to the remote access business. DLJ then calculated the imputed valuation ranges for Hayes by applying these multiples to Hayes' reported

LTM revenues, which yielded a range of equity values for Hayes of $156.0 million to $226.4 million. DLJ concluded that the appropriate range of projected calendar year 1998 net income multiples was 17.3x to 19.7x. DLJ then calculated the imputed valuation ranges for Hayes by applying these multiples to the projected calendar year 1998 net income provided by Hayes management, which yielded a range of equity values for Hayes of $186.3 million to $217.6 million. Since Hayes' projections are based on an assumed $35 million investment, the range of equity values was calculated less the assumed new investment.

     Transaction Analysis. DLJ reviewed publicly available information for selected transactions completed involving the combination of modem manufacturers. The comparative transactions reviewed (the "Hayes Comparative Transactions") included 3 transactions that were proposed or completed. The Hayes Comparative Transactions included the following acquisitions: U.S. Robotics by 3Com Corp., Penril DataComm Networks by Bay Networks and Megahertz Holding Corp. by U.S. Robotics. The Hayes Comparative Transactions selected are not intended to represent a complete list of modem manufacturer transactions that have occurred; rather, they include only transactions involving combinations of companies with operating size or financial performance characteristics believed to be comparable to Hayes' characteristics. DLJ reviewed the consideration paid in such transactions in terms of Target Enterprise Price as a multiple of LTM gross revenue and LTM EBITDA. For the Hayes Comparative Transactions, the ratios of Target Enterprise Price to LTM revenues and LTM EBITDA ranged from 2.5x to 2.6x and 14.0x to 19.8x, respectively, resulting in an average multiple of 2.6x and 16.9x, respectively. DLJ concluded that the multiples of LTM revenues provided the most relevant measure for evaluating the Hayes Comparative Transactions and that the appropriate range of LTM revenue multiples was 2.0 to 2.6x. DLJ then calculated the imputed valuation ranges for Hayes by applying its LTM revenues to the relevant multiple ranges. This analysis yielded a range of Enterprise Values for Hayes of $396.7 million to $515.7 million, which results in an equity value range of $367.0 million to $486.0 million after subtracting $29.7 million of net debt.

     Discounted Cash Flow Analysis. DLJ also performed a discounted cash flow analysis of Hayes using a discount rate approach. Using the information set forth in the Combined Entity's forecast, DLJ calculated the estimated "Free Cash Flow" based on projected unleveraged operating income adjusted for: (i) taxes;
(ii) certain projected non-cash items (e.g., depreciation and amortization);
(iii) projected changes in non-cash working capital; and (iv) projected capital expenditures.

     Using the discount rate approach, DLJ analyzed Hayes' forecast and discounted the stream of Free Cash Flows from 1998 to fiscal year 2001 provided in such projections back to December 31, 1997 using discount rates ranging from 20% to 40%. To estimate the residual value of Hayes at the end of the forecast period, DLJ applied terminal multiples of 8.0x to 16.0x to the projected year 2001 EBITDA and discounted such value back to December 31, 1997 using discount rates ranging from 20% to 40%. DLJ then summed the present value of the free cash flows and the present value of the residual value to derive a range of implied enterprise values for Hayes of $111.7 million to $402.7 million. The range of implied enterprise values of Hayes was then adjusted for debt (net of cash and cash equivalents of $6.5 million) by adding $29.4 million to implied Enterprise Value and adjusted for the $35 million investment assumed in the projections to yield an implied equity value of Hayes of $47.0 million to $338.0 million. In connection with its analysis, DLJ recognized the broad range of values implied by its discounted cash flow analysis

ANALYSIS OF COMBINED ENTITY

     Contribution Analysis. DLJ reviewed the relative contribution of Access Beyond and Hayes to certain operating and financial statistics for both the LTM and projected for 1998. Over the LTM, Access Beyond contributed the following to the pro forma combined entity: 6.2% of revenues, 10.9% of gross profit, 823.9% of shareholders' equity not including the new Investment, and 3.1% of the debt outstanding. For calendar year 1998, based on projections provided by management of each company, Access Beyond's contribution to the pro forma combined entity is expected to be the following: 9.0% of revenues, 11.6% of gross profit, (5.8)% of operating income and (11.1)% of net income. Assuming (i) the purchase of an additional $35 million of 6% Convertible Stock; (ii) an Access Beyond Common Stock price of $5.00 per share; and (iii) conversion of the 6% Convertible Stock into Access Beyond Common Stock, the current holders of Access Beyond Common Stock would own 17.9% of the common stock of the combined entity (without regard to stock options).

     Accretion Analysis. DLJ reviewed the projected pro forma combined income statement of Access Beyond and Hayes, including synergies as projected by the managements of Access Beyond and Hayes. Access Beyond's projected stand-alone earnings per share ("EPS") for calendar year 1998 was $(0.09). The projected pro forma EPS of the combined entity, which was calculated assuming the conversion of the 6% Convertible Preferred Stock, for calendar year 1998 was $0.43, which represents a premium to Access Beyond's projected stand-alone EPS.

     Analysis of Certain Publicly Traded Companies. DLJ compared LTM revenues and projected 1998 net income, both with and without certain possible synergies identified by Access Beyond and Hayes managements, for the pro forma combined entity to the corresponding data and ratios of the Hayes Public Comparables because as a group they possess business, operating and financial characteristics that are generally representative of companies in the industry in which the pro forma combined entity will operate. DLJ concluded that the appropriate multiple range of Enterprise Value to LTM revenues was 1.0x to 1.3x, given Hayes' xDSL technology and shift in business focus to the remote access business solidified by the combination with Access Beyond. DLJ then calculated the imputed valuation ranges for Access Beyond by applying these multiples to the combined reported LTM revenues, which yielded a range of equity values for the combined company of $221.8 million to $300.0 million. The implied value of the equity to be received by Access Beyond shareholders in the Merger was $3.24 to $4.38 per share. DLJ concluded that the relevant range of projected calendar year 1998 net income multiples was 17.1x to 19.3x. DLJ then calculated the imputed valuation ranges for the combined company by applying these multiples to the projected pro forma combined calendar year 1998 net income without synergies but including the Investment, which yielded a range of equity values for the combined company of $196.6 million to $222.7 million. The implied value of the equity to be received by Access Beyond shareholders in the Merger was $2.87 to $3.25 per share. DLJ then calculated the imputed valuation ranges for the combined company by applying these multiples to the projected pro forma combined calendar year 1998 net income with synergies and including the Investment, which yielded a range of equity values for the combined company of $304.1 million to $344.5 million. The implied value of the equity to be received by Access Beyond shareholders in the Merger was $4.44 to $5.03 per share.

     Discounted Cash Flow Analysis. DLJ also performed a discounted cash flow analysis of the Combined Entity using a discount rate approach. Using the information set forth in the Combined Entity's forecast, DLJ calculated the estimated "Free Cash Flow" based on projected unleveraged operating income adjusted for: (i) taxes; (ii) certain projected non-cash items (e.g., depreciation and amortization); (iii) projected changes in non-cash working capital; and (iv) projected capital expenditures.

     Using the discount rate approach, DLJ analyzed the Combined Entity's forecast and discounted the stream of Free Cash Flows from 1998 to fiscal year 2001 provided in such projections back to December 31, 1997 using discount rates ranging from 20% to 40%. To estimate the residual value of the Combined Entity at the end of the forecast period, DLJ applied terminal multiples of 8.0x to 16.0x to the projected year 2001 EBITDA and discounted such value back to December 31, 1997 using discount rates ranging from 20% to 40%. DLJ then summed the present value of the free cash flows and the present value of the residual value to derive a range of implied enterprise values for the Combined Entity of $153.0 million to $507.3 million. The range of implied enterprise values of the Combined Entity was then adjusted for debt (net of cash and cash equivalents of $47.8 million) by adding $10.4 million to implied Enterprise Value and divided by the fully diluted pro forma shares outstanding (including the assumed conversion of the 6% Convertible Stock issued pursuant to the Preferred Stock Investment Agreement) to yield an implied equity value per share of $2.23 to $7.41. In connection with its analysis, DLJ recognized the broad range of values implied by its discounted cash flow analysis.

     The summary set forth above does not purport to be a complete description of the analyses performed by DLJ, but describes, in summary form, the principal elements of the presentation made by DLJ to the Access Beyond board of directors on December 9, 1997. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in the order to provide a different perspective on the transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Accordingly, notwithstanding the separate factors summarized above, DLJ believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an inadequate view of the evaluation process underlying its opinion. In rendering its opinion, DLJ (i) noted that the valuation of a share of common stock of the combined entity implied by certain of its analyses referred to under "Analysis of Combined Entity" above exceeded the valuation of Access Beyond Common Stock on a stand-alone basis implied by several of the analyses described under "Analysis of Access Beyond" above and
(ii) considered the liquidity analysis referred to above as important to its fairness conclusion. In performing the analyses, DLJ made numerous assumptions with respect to industry performance, business and economic conditions and other markets. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.


     Pursuant to the terms of an engagement letter dated June 9, 1997, Access Beyond has paid DLJ fees totaling $450,000 with an additional fee to be paid upon consummation of the Merger equal to $1.0 million less the amounts paid with respect to the retainer and fairness opinion fees. DLJ is to be paid $50,000 for delivering its updated Opinion. Access Beyond has also agreed to reimburse DLJ promptly for all out-of-pocket expenses (including the reasonable fees and out-of-pocket expenses of counsel) incurred by DLJ in connection with its engagement, and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under the federal securities law.

     In the ordinary course of business, DLJ actively trades public securities, which may include Access Beyond securities, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

HAYES' REASONS FOR THE MERGER

     The Hayes Board has determined that the Merger is fair to and in the best interests of Hayes and its shareholders, and unanimously approved the Merger Agreement and the transactions contemplated thereby. The Hayes Board believes that the Merger will provide value to its shareholders and offer opportunities for growth using the expertise and technology available from the Company. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Hayes Board considered several factors including (a) the consideration to be received by the Hayes Shareholders, (b) the potential for the Hayes Shareholders to hold shares of a public company, and, therefore, obtain the possibility of a more active trading market of its investment than that of a private company, (c) the terms and conditions of the Merger Agreement, which the Hayes Board concluded to be advisable and fair to Hayes, and the likelihood of the Merger being consummated, (d) the information relating to the financial condition, results of operations and prospects of Hayes in the absence of a business combination or similar transaction, and (e) the tax-free nature of the exchange of Hayes' capital stock for the Company's capital stock. The Hayes Board also considered the risks relating to the Merger including the risk that the anticipated synergies would not be achieved and the risks associated generally with the products of Hayes and the Company. The Hayes Board further considered Hayes' and the Company's lack of profitable operations in the past three years and the liquidity and capital resources of the combined companies following the Merger. Hayes management also believes that the combination of the two companies will reduce costs by eliminating redundant expenses, and realizing certain economies of scale. The Merger will eliminate the existing vendor-buyer relationship between the two companies, which Hayes management expects to immediately improve margins for remote access products. The integration and elimination of overlapping activities is expected to improve overall operating results in the remote access product line. Hayes management also expects the consolidation of R&D resources to reduce product development cycles and improve time-to-market for new remote access products. Hayes management also believes that the market for remote access products is beginning to experience significant acceptance which Hayes management believes indicates potential rapid growth opportunities in the general business application of the technology. Hayes management expects the combined companies to take advantage of Hayes distribution channels, thereby avoiding direct competition with established remote access equipment vendors who principally serve large users such as internet service providers, enabling the combined companies to realize significant revenue growth opportunities in the global marketplace for remote access products.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     General. In considering the recommendation of the Company Board with respect to the Merger Agreement, stockholders of the Company should be aware that certain members of the Company Board and management have interests in the Merger that are in addition to or different from the interests of stockholders generally. Certain directors and executive officers of Hayes will also receive benefits that differ from or are in addition to the benefits received by all other Hayes Shareholders. In addition, in connection with the Merger, the Company has agreed to treat Hayes stock options and warrants and Access Beyond stock options in the manner described below.

     Affiliate Agreements. All affiliates, as such term is defined in Rule 145 promulgated under the Securities Act, of Hayes have executed an Affiliate's Agreement whereby each such affiliate has covenanted and agreed not to offer, sell or otherwise dispose of any of the shares of Common Stock and/or Series A Preferred Stock issued to such affiliate in the Merger in violation of the Securities Act and Rule 145 promulgated thereunder, and will make no disposition of such shares of the Company's Securities for 90 days after the Effective Date, except for Dennis Hayes who has agreed to sell no more than $3.0 million of the Company's Securities for an additional 180-day period thereafter.

     Bonus Compensation; Options. Upon Closing of the Merger Messrs. Hayes and Lam, each of whom is a director of Hayes, will be entitled to receive cash bonuses of $450,000 and $275,000, respectively. Upon closing of the Merger, pursuant to the terms of the present Employment Agreement between Mr. Howard and the Company, Mr. Howard will be entitled to receive a cash payment equal to $437,500. Mr. Howard has advised the Company that in lieu of receiving such cash payment he will accept shares of Common Stock having a value equal to such amount. See "MANAGEMENT OF THE COMPANY -- Employment and Consulting Agreements."

     Employment Agreements. As of the Effective Time, the Company will enter into the following employment agreements:

     Dennis Hayes -- Pursuant to the terms of the Hayes Employment Agreement, Mr. Hayes will be the Chairman of the Company. His annual base salary will be $400,000 per year, with annual increases on each anniversary date of the Effective Time directly proportional to any increase (but not decrease) in the cost of living as reflected by the Consumer Price Index for Urban Wage Earners and Clerical Workers -- All Items ("CPI") published by the Bureau of Labor Statistics. Mr. Hayes will also be eligible for a personal incentive cash bonus up to $500,000 per year based on attaining personal goals approved by the Company Board in respect of his duties on behalf of the Company and a corporate incentive bonus in the maximum amount of $300,000 per year upon the Company attaining goals established by the Company Board. In addition, Mr. Hayes will receive on January 1 of each year during the term of the Hayes Employment Agreement ten-year stock options to purchase 200,000 shares of Common Stock with an exercise price of fair market value on the date of award. Twenty-five percent (25%) of the options will vest on the date of award, and an additional 25% will vest on December 31 of such year and each ensuing year. If Mr. Hayes voluntarily resigns his employment (except in the case of a breach of the Hayes Employment Agreement by the Company, or in the event of a "change in control" as such term is defined in the Hayes Employment Agreement) or is discharged for "Cause" as such term is defined in the Hayes Employment Agreement, then no further vesting will occur and all unvested options will terminate immediately upon termination of employment. Mr. Hayes must exercise any vested options after such termination of employment within the earlier to occur of five years after the date of termination or the expiration of the 10-year term of the options. Mr. Hayes will also receive certain short-term and long-term disability benefits under the Company's respective disability plans and a car and driver on a full-time basis. The Company will also pay the premiums on the life insurance policy of Mr. Hayes. Mr. Hayes will receive a severance payment in an amount equal to three-twelfths (3/12) of his base salary in the event of Mr. Hayes' death during the term of the Hayes Employment Agreement. Mr. Hayes has agreed not to compete with the Company and not to solicit the Company's employees during the term of his employment and for 18 months thereafter.

     Ronald Howard -- Pursuant to the terms of the Howard Employment Agreement, Mr. Howard will be the Vice Chairman and Chief Executive Officer of the Company. At any time after the first anniversary of the

Effective Time, the Company may require or Mr. Howard may determine that Mr. Howard cease to be Chief Executive Officer and in such case, Mr. Howard shall be a consultant to the Company for the balance of the term and on the same terms. His annual base salary will be $280,000 per year, with annual increases to be reviewed by the Company Board. Mr. Howard will also be eligible for a cash bonus in an amount calculated by dividing his base salary by 59.4% and subtracting his base salary from the resulting amount (the "Bonus Amount"). Such Bonus Amount shall consist of two parts: (a) a personal incentive bonus in the maximum amount of 30% of the amount remaining after subtracting $50,000 from the Bonus Amount, based on attaining personal goals established by the Compensation Committee in respect of Mr. Howard's duties on behalf of the Company and (b) a corporate incentive bonus in the maximum amount of $50,000 plus 70% of the amount remaining after subtracting $50,000 from the Bonus Amount, based on the Company's attaining such goals, objectives and benchmarks as shall be set by the Company Board. In addition, Mr. Howard will receive on January 1 of each year during the term, ten-year stock options to purchase 150,000 shares of Common Stock with an exercise price of fair market value on the date of award. Twenty-five percent (25%) of the options will vest on the date of award, and an additional 25% will vest on December 31 of such year and each ensuing year. If Mr. Howard voluntarily resigns his employment (except in the case of a breach of the Howard Employment Agreement by the Company, or in the event of a "change in control" as such term is defined in the Howard Employment Agreement) or is discharged for "Cause" as such term is defined in the Howard Employment Agreement, then no further vesting will occur and all unvested options will terminate immediately upon termination of employment. Mr. Howard must exercise any vested options after such termination of employment within the earlier to occur of five years after the date of termination or the expiration of the 10-year term of the options. The Company will also continue to pay the premiums on the life insurance policy that has been maintained by the Company on Mr. Howard's life prior to the Effective Time. Mr. Howard has agreed not to compete with the Company, and not to solicit the Company's customers and employees during the term of his employment and for 18 months thereafter.

     Shareholders Agreement. Each of the Hayes Shareholders and Mr. Howard have entered into a Shareholders' Agreement, effective as of the Effective Time, in respect of the voting of their respective shares of the Company's Securities for the election of directors. Such Shareholders' Agreement provides that the shares owned by such persons will be voted to elect Messrs. Hayes and Howard and five persons designated by certain of the Hayes Shareholders.

     Indemnification. All rights to indemnification existing in favor of the current directors and officers of the Company and Hayes for acts and omissions occurring prior to the Effective Time, as provided in their respective certificates of incorporation and/or bylaws (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between the Company or Hayes and said directors and officers, shall survive the Merger and shall be maintained by the Company and Hayes, as the surviving corporation in the Merger, for a period of not less than six years from the Effective Time.

MANAGEMENT AND OPERATIONS OF THE COMPANY

     The Company Board following the Merger shall consist of Dennis Hayes (the Chairman of the Hayes Board), Ronald Howard (the Chairman of the Company Board), Barbara Perrier Dreyer (presently a Company director), and four directors designated by the Hayes Shareholders. Except for Mr. Howard, who will continue in office, the above directors will take office effective as of the Closing, except for Dennis Hayes and one designee of the Hayes Shareholders who take office as of the day after the Closing. Hayes will be the surviving corporation in the Merger and, following the Merger, will be, and will be operated as, a wholly-owned subsidiary of the Company.

ACCOUNTING TREATMENT

     The Merger will be treated as a reverse acquisition of the Company by Hayes. In a reverse acquisition the accounting acquiror receives less than 100 percent of the post combination shares since it is not the legal issuer. The Hayes Shareholders will receive approximately 79% of the post combination shares of the Company, excluding the 6% Securities, and will be the accounting acquiror. The cost of the acquisition of the Company will be based on the fair value of the Company's outstanding shares and certain acquisition costs and allocated to the issuer's net assets following the guidance of APB 16 Accounting For Business Combinations. As a result of the reverse acquisition of the Company by Hayes, the historical financial statements of the surviving corporation for periods prior to the Merger will be those of Hayes rather than the Company. See "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS."

REGULATORY APPROVALS

     Antitrust. The Merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain transactions may not be consummated until required information and material have been furnished to the Antitrust Division and the FTC and certain waiting periods have expired or been terminated. The Company and Hayes filed the required information and material with the Antitrust Division and the FTC on November 11, 1997 and the statutory waiting period under the HSR Act has been terminated.

     State Securities Laws. Prior to the Effective Time, the Company shall use reasonable, diligent efforts to obtain all regulatory approvals needed to ensure the Securities issued in the Merger will be registered or qualified under the securities law, or exempt from the same, of every jurisdiction of the United States in which any holder of the Hayes capital stock has an address of record on the Record Date. Hayes shall use reasonable, diligent efforts to assist the Company to comply with the securities and Blue Sky laws of all applicable jurisdictions in connection with the Merger.

MATERIAL TAX CONSEQUENCES OF THE MERGER

     The following discussion of the material federal income tax consequences of the Merger is based on the current provisions of the Code applicable Treasury Regulations, judicial authority and administrative rulings and practice. This discussion, however, does not address all aspects of federal income taxation that may be relevant to a particular Hayes Shareholder in light of his personal investment circumstances and to certain types of shareholders subject to special treatment under the federal income tax laws (for example, insurance companies, tax exempt organizations, financial institutions or broker-dealers, persons who acquired their Hayes stock pursuant to the exercise of employee stock options or otherwise as compensation, or persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts) and does not discuss any aspects of state, local or foreign taxation. Further, this discussion assumes that all Hayes Shareholders will hold their shares of Hayes capital stock as capital assets as of the date of the Merger.

     There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view to those expressed herein. Moreover, legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Hayes Shareholders.

     In connection with the filing of the Registration Statement, Womble Carlyle Sandridge & Rice, PLLC delivered a tax opinion ("Tax Opinion") to Hayes and Access Beyond. The following discussion summarizes the material income tax consequences to the shareholders of Hayes, and is qualified in its entirety by reference to such opinion which is an exhibit to the Registration Statement. In connection with the Tax Opinion, Womble Carlyle Sandridge & Rice, PLLC has relied on such factual assumptions as are customary in similar tax opinions and certain representations made by the Company and Hayes in the Merger Agreement, and by the Company, Hayes and certain Hayes Shareholders to Womble Carlyle Sandridge & Rice, PLLC. The accuracy of the Tax Opinion is dependent upon the correctness of the factual assumptions and representations upon which the Tax Opinion is premised. No ruling from the IRS concerning the tax consequences of the merger has been (or will be) requested by the Company or Hayes, and the Tax Opinion will not be binding upon the IRS or the courts.

     EACH HAYES SHAREHOLDER IS URGED TO CONSULT HIS OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE MERGER, INCLUDING THE

APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

     Qualification of the Merger as a Tax-free Reorganization. Although the matter is not free from doubt and is subject to the accuracy of the assumptions and representations set forth in the following paragraph, the Merger will be a tax-free reorganization within the meaning of Section 368(a)(1) of the Code by reason of the application of Section 368(a)(2)(E) of the Code with respect to, and to the extent of, the exchange of Hayes Common Stock, Series A Preferred Stock and Series B Preferred Stock for shares of the Company stock. See "Federal Income Tax Consequences to Hayes Shareholders" below.

     The conclusion of the previous paragraph is based on certain assumptions, including the following: (i) the Merger will be consummated in accordance with the Merger Agreement; (ii) the representations made by the Company, Subsidiary and Hayes in the Merger Agreement are accurate; (iii) the representations made to Womble Carlyle Sandridge & Rice, PLLC by the Company, Hayes and certain Hayes Shareholders are accurate; (iv) the Company presently has no plan or intention to liquidate Hayes, to merge Hayes with or into another corporation, to sell or otherwise dispose of the capital stock of Hayes, to cause Hayes to issue additional shares of its stock that would result in the Company's loss of "control" of Hayes within the meaning of Section 368(c) of the Code or to cause Hayes to sell or dispose of any of its assets except for dispositions made in the ordinary course of business or which would not cause the Merger to fail to satisfy the "continuity of the business enterprise" requirements as a result of a failure by Hayes to continue its historic business or use a significant portion of its historic business assets in a business; (v) Hayes has no declared but unpaid dividends; (vi) the Company has no plan or intention to reacquire any of its stock issued in the Merger; (vii) at the consummation of the Merger, the fair market value of Hayes' assets will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject; (viii) the Company will be in control of Subsidiary within the meaning of Section 368(c) of the Code on the date of the Merger; (ix) following the consummation of the Merger, Hayes will continue to hold "substantially all" (within the meaning of Section 368(a)(2)(E)(i) of the Code) of its properties and the properties of Subsidiary owned immediately prior to the Merger; (x) there will be no plan or intention by the historic Hayes Shareholders to sell, exchange or otherwise dispose of a number of shares of Common Stock received in the Merger that would reduce the Hayes Shareholders' aggregate ownership of the Company's stock to a number of shares having a value, as of the date of the Merger, less than the number of shares as are necessary to satisfy the "continuity of interest" requirement for transactions qualifying as reorganizations under Section 368(a)(1) of the Code; (xi) none of the compensation to be received by any Hayes Shareholder is actually separate consideration for, or allocable to, any of his or her shares of Hayes capital stock, and the compensation to be paid to any Hayes Shareholder will be for services actually rendered and commensurate with amounts paid to third parties bargaining at arm's length for similar services; and (xii) following the consummation of the Merger, the Company will not take any actions that would cause the Merger to fail to qualify as a reorganization within the meaning of Sections 368(a)(1) and 368(a)(2)(E) of the Code.

     Federal Income Tax Consequences to Hayes Shareholders. If the Merger constitutes a tax-free reorganization under Sections 368(a)(1) and 368(a)(2)(E) of the Code, the historic shareholders of Hayes will not recognize gain or loss upon the receipt of the Company stock in exchange for their Hayes shares, but each Hayes Shareholder will be required to recognize a taxable gain (but not a taxable loss) for federal income tax purposes with respect to such reorganization in an amount equal to the lesser of (i) the amount of the excess, if any, of the sum of the fair market value of the Company stock and the cash, if any, received over the adjusted tax basis of the Hayes shares exchanged by such shareholder, or (ii) the amount of cash and the fair market value of any property other than the Company stock received by such Hayes Shareholder in connection with the Merger. Such gain will be taxed as a capital gain unless the payment of money (and other property, if any) to such shareholder is deemed to have the effect of a dividend, in which case it will be taxed as a dividend to the extent of such Hayes Shareholder's ratable share of the corporation's accumulated earnings and profits. For purposes of this Section, the historic shareholders of Hayes shall be those shareholders owning Hayes capital stock as of July 29, 1997. Whether the money or other property received is taxed as a dividend will depend on each Hayes Shareholder's particular facts and circumstances and will be determined under the principles of the United States Supreme Court's decision of Commissioner v. Clark, 489

U.S. 726 (1989) and Section 302 of the Code, by assuming that such Hayes Shareholder receives only shares of the Company stock in exchange for such shareholder's shares of Hayes Common Stock and immediately thereafter exchanged a portion of the Company stock having a fair market value equal to the amount of money received in redemption of such shares.

     If the Merger constitutes a reorganization under Section 368(a)(1) and 368(a)(2)(E) of the Code, the Company stock received by each Hayes Shareholder will have a tax basis equal to the Hayes shares exchanged therefor decreased by the amount of cash received and increased by the amount of gain recognized (including gain characterized as dividend income) by such shareholder.

     A Hayes Shareholder who exercises the right to dissent in connection with the Merger and receives only cash in exchange for such shareholder's Hayes shares will be treated as having received such cash as a distribution in redemption of such Hayes Shareholder's Hayes shares and will recognize gain or loss equal to the difference between the amount of cash received and the adjusted basis of such Hayes Shareholder's Hayes shares, unless such payment, under each such Hayes Shareholder's particular facts and circumstances (such as constructive stock ownership), is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of
Section 302 of the Code.

     If the Merger were not to constitute a reorganization under Section 368(a)(1) of the Code, each Hayes Shareholder would recognize a taxable gain or loss equal to the difference between (i) the fair market value of the Company stock and cash received pursuant to the Merger and (ii) his basis in his Hayes stock surrendered in the Merger. The basis in Company stock received in such a case would be equal to the fair market value of such stock on the date of the Merger.

     Capital gains or capital losses, as the case may be, recognized by a Hayes Shareholder as a result of the Merger will be long-term capital gains or losses if the Hayes Shareholder has held the Hayes shares deemed sold or exchanged, in whole or in part, in connection with the Merger for more than eighteen months as of the date of the Merger.

     Federal Income Tax Consequences to the Corporate Parties to the Merger Agreement. No material gain or loss for federal income tax purposes will be recognized by the Company, Subsidiary or Hayes in the transactions constituting the Merger.

RESALE OF COMMON STOCK; AFFILIATES

     All shares of Common Stock received by holders of Hayes Common Stock and Hayes Series A Preferred Stock, and all shares of Series A Preferred Stock received by holders of Hayes Series B Preferred Stock in the Merger will be freely transferable, except that Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of the Company or Hayes prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to affiliates of Hayes, or Rule 144 under the Securities Act with respect to persons who are or become affiliates of the Company. Persons who may be deemed to be affiliates of the Company or Hayes generally include individuals or entities that control, are controlled by or are under common control with the Company or Hayes, as the case may be, and may include certain officers and directors of such party as well as principal stockholders of such party.

     Concurrently with the execution of the Merger Agreement, Hayes delivered to the Company a letter identifying all persons who are, in Hayes' reasonable judgment, affiliates, and caused each of its affiliates to deliver to the Company written agreements (the "Hayes Affiliate Agreements") providing, among other things, that such persons will not offer to sell, sell or otherwise dispose of any of the Company's stock issued to such person in the Merger in violation of the Securities Act and Rule 145 promulgated thereunder, as they may be amended from time to time. In addition, each shareholder of Hayes has agreed to make no disposition of the Company's stock for 90 days after the Effective Time, and Dennis Hayes has agreed that for 180 days after such 90 day period, he will not dispose of more than $3.0 million of Common Stock.

NASDAQ/NMS LISTING

     The Company has agreed to cause its Common Stock issued in the Merger to be authorized for listing on NASDAQ/NMS, upon official notice of issuance. Such authorization for listing is a condition to the obligations of Hayes under the Merger Agreement to consummate the Merger.

DISSENTERS' RIGHTS

     In accordance with the applicable provisions of the GBCC, the shareholders of Hayes are entitled to dissent from the Merger and to receive an appraised value of such shares in cash. Pursuant to the provisions of Article 13 of the GBCC, if the Merger is consummated, any Hayes Shareholder who (i) gives Hayes, prior to the vote at the meeting with respect to the approval of the Merger Agreement, written notice of such holder's intent to demand payment for such holder's shares and (ii) does not vote in favor thereof, shall be entitled to receive, upon compliance with the statutory requirements summarized below, the fair value of such holder's shares as of the Effective Date.

     The written objection requirement referred to above will not be satisfied under the GBCC by merely voting against approval of the Merger Agreement by proxy or in person at the Hayes Annual Meeting to approve the Merger. In addition to not voting in favor of the Merger Agreement, a shareholder wishing to preserve the right to dissent and seek appraisal must give a separate written notice of such holder's intent to demand payment for such holder's shares if the Merger is effected, as hereinabove provided.

     If the Merger is authorized at the Hayes Annual Meeting, Hayes must deliver a written dissenters' notice (the "Dissenters' Notice") to all of its shareholders who satisfied the foregoing requirements. The Dissenters' Notice must be sent within 10 days after the Effective Date and must (i) state where the demand for payment must be sent and where and when certificates for the shares must be deposited, (ii) set a date by which Hayes must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered), and (iii) be accompanied by a copy of Article 13 of the GBCC.

     A record shareholder who receives the Dissenters' Notice must demand payment and deposit such holder's certificates in accordance with the Dissenters' Notice. Such shareholder will retain all other rights of a shareholder until those rights are canceled or modified by the consummation of the Merger. A record shareholder who does not demand payment or deposit such holder's share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for such holder's shares under
Article 13 of the GBCC.

     Except as described below, Hayes as the surviving corporation following the Merger with the Subsidiary must, within 10 days of the later of the Effective Date or receipt of a payment demand, offer to pay to each dissenting shareholder who complied with the payment demand and deposit requirements described above the amount Hayes estimates to be the fair value of such holder's shares, plus accrued interest from the Effective Date. Such offer of payment must be accompanied by (i) certain recent financial statements of Hayes, (ii) Hayes' estimate of the fair value of the shares, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Section 14-2-1327 of the GBCC, and (v) a copy of Article 13 of the GBCC. If the shareholder accepts Hayes' offer, payment must be made within 60 days after the later of the making of the offer or the Effective Date.

     If the Merger is not effected within 60 days after the date set forth demanding payment and depositing share certificates, Hayes must return the deposited certificates. If, after such return and release, the Merger is effected, Hayes must send a new Dissenters' Notice and repeat the payment demand procedure described above.

     Section 14-2-1327 of the GBCC provides that a dissenting shareholder may notify Hayes in writing of such holder's own estimate of the fair value of such holder's shares and the interest due, and may demand payment of such holder's estimate, if (i) such holder believes that the amount offered by Hayes is less than the fair value of such holder's shares or that the interest due has been calculated incorrectly, or (ii) Hayes, having failed to effect the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting shareholder waives such holder's right to demand payment under

Section 14-2-1327 unless such holder notifies Hayes of such holder's demand in writing within 30 days after the Company makes or offers payment for such holder's shares. If Hayes does not offer payment within 10 days of the later of the Effective Date or receipt of a payment demand, then (i) the shareholder may demand the financial statements and other information required to accompany Hayes' payment offer, and Hayes must provide such information within 10 days after receipt of the written demand, and (ii) the shareholder may notify Hayes of such holder's own estimate of the fair value of such holder's shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment under Section 14-2-1327 remains unsettled, Hayes must commence a nonjury equity valuation proceeding in the Superior Court of Gwinnett County, Georgia, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If Hayes does not commence the proceeding within those 60 days, it is required to pay each dissenting shareholder whose demand remains unsettled the amount demanded. Hayes is required to make all dissenting shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the fair value of such holder's shares plus interest on the date of judgment.

     Any dissenting shareholder who perfects such holder's right to be paid the value of such shareholder's shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See
"-- Material Federal Income Tax Consequences of the Merger."

                              THE MERGER AGREEMENT

     The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is attached hereto as Exhibit A. The summary is qualified in its entirety by reference to the Merger Agreement. The Company's stockholders and the Hayes Shareholders are urged to read the Merger Agreement in its entirety for a more complete description of the Merger.

THE MERGER


     The Merger Agreement provides that, subject to the approval of the Merger Agreement by both the stockholders of the Company and the shareholders of Hayes and the satisfaction of the other conditions to the Merger, the Subsidiary will be merged with and into Hayes, the separate existence of the Subsidiary will cease, and Hayes will be the surviving corporation of the Merger and a wholly-owned subsidiary of the Company.


     At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Hayes, the Subsidiary or the stockholders or shareholders, each share of Hayes Common Stock, Hayes Series A Preferred Stock and Series B Preferred Stock then outstanding and each share of the Subsidiary shall be converted pursuant to the terms of the Merger Agreement, as described below. See "-- Terms of the Merger."

     The certificate of incorporation and by-laws of Hayes, as in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of Hayes following the Merger. Thereafter both the certificate of incorporation and by-laws of Hayes may be amended in accordance with their terms and as provided by law. The name of the surviving corporation of the Merger will, by virtue of the Merger, remain Hayes Microcomputer Products, Inc. The name of the Company, however, will be changed to Hayes Corporation.

EFFECTIVE TIME

     Subject to the terms and conditions of the Merger Agreement, the Certificate of Merger of the Subsidiary with and into Hayes will be filed with the Secretary of State of the State of Georgia on the Closing Date. The date and time that the Certificate of Merger is filed with the Georgia Secretary of State and the Merger becomes effective is the Effective Time.

TERMS OF THE MERGER

     General. At the Effective Time, Hayes will become a wholly-owned subsidiary of the Company and (a) the Hayes Shareholders will own approximately 79% of the total outstanding equity securities of the Company (excluding options and the 6% Securities), (b) the Company will amend its Certificate of Incorporation to (i) change its name to Hayes Communications Inc, (ii) increase the number of authorized shares of capital stock and (iii) create the Series A Preferred Stock; (c) the Board of Directors of the Company will be increased to seven members, five of whom will be designated by the Hayes Shareholders; and
(d) the Company will assume Hayes' obligations under the Hayes Option Plan. After giving effect to the Merger and assuming that (x) all then vested and exercisable Hayes Options and Hayes Warrants are exercised and (y) none of the options to purchase Access Beyond's Common Stock are exercised, the Hayes Shareholders will own approximately 80.08% of the issued and outstanding equity securities of the Company excluding the options and 6% Securities.

     Insofar as Hayes and the Company have agreed that approximately 79% of the total outstanding equity securities of the Company (excluding options and the 6% Securities) will be owned by the Hayes Shareholders at the Effective Time, the Conversion Ratio of 4.62894, which will be applied at the Effective Time to each outstanding share of Hayes Common Stock, Hayes Series A Preferred Stock and Hayes Series B Preferred Stock, was developed to achieve such result. Assuming that none of the Hayes Shareholders perfect rights of appraisal, (i) the 4,991,750 shares of Hayes Common Stock outstanding on the date hereof will be converted into the right to receive 23,106,433 shares of Common Stock,
(ii) the 4,900,000 shares of Hayes Series A Preferred Stock outstanding on the date hereof will be converted into the right to receive 22,681,729 shares of Common Stock and (iii) the 263,113 shares of Hayes Series B Preferred Stock outstanding on the date hereof will be converted into the right to receive 1,217,930 shares of Series A Preferred Stock.

     The Merger Agreement provides that, any shares of Common Stock issued upon conversion of the 6% Convertible Stock will result in proportionate dilution resulting to the stockholders of the Company and the shareholders of Hayes.

     Treatment of Hayes Options and Warrants. At the Effective Time, each Hayes Option to purchase Hayes Common Stock granted under the Hayes Option Plan, and each Hayes Warrant shall be assumed by the Company in accordance with the terms of such option or warrant, and converted into rights with respect to that number of shares of Common Stock, determined by multiplying the number of shares of Hayes stock underlying the Hayes Option or Hayes Warrant at the Effective Time by the Conversion Ratio, and the exercise price per share for each such option or warrant will equal the exercise price of the Hayes Option or Hayes Warrant immediately prior to the Effective Time divided by the Conversion Ratio (rounded up to the nearest whole cent). If such calculation results in an assumed option or warrant exercisable for a fraction of a share, then the number of shares of Common Stock underlying such option or warrant will be rounded down to the nearest whole number with no cash being payable for such fractional share. As of the date hereof, 1,851,569 shares of Hayes Common Stock are subject to the Hayes Warrants and 5,426,256 shares are subject to the Hayes Options.

     Treatment of the Company's Options. Under the Directors' Plan as a result of the Merger, options to purchase shares of Common Stock will become fully vested commencing at least five days prior to the Effective Time, subject to any limitation in the exercise of such options on the date of exercise, and will terminate on the later of 90 days after the effective time or seven months following the date of grant of each option. Options granted under the Incentive Plan will not be affected by the Merger unless, as to each such option holder, his employment is terminated without good cause within nine months following the Effective Time in which case such optionholder's options will become fully vested.

     Fractional Shares. No fractional shares of the Securities will be issued in connection with the Merger. In lieu of any fractional shares, the record holder of any shares of Hayes stock who would otherwise be entitled to receive a fraction of a share of the Company, upon aggregation of all shares and fractional shares of the same class or series owned by such holder, will receive from the Company promptly after the Merger, cash equal to the per share market value of the Common Stock, which market value shall be the closing sale price of the Common Stock on the last trading day prior to the Closing Date, as quoted on the NASDAQ/NMS multiplied by such fraction of a share of the Company to which such holder would otherwise be entitled.

SURRENDER AND PAYMENT

     As of the Effective Time, all shares of Hayes stock that are outstanding immediately prior thereto, other than Dissenting Shares will, by virtue of the Merger and without further action, cease to exist, and all such shares will be converted into the right to receive shares of Common Stock and/or Series A Preferred Stock. See "THE ANNUAL MEETING -- Purpose of the Annual Meeting." At and after the Effective Time, each certificate representing outstanding shares of Hayes capital stock, other than Dissenting Shares, will represent the right to receive the number of shares of Common Stock or Series A Preferred Stock into which such shares of Hayes capital stock have been converted, and such shares of Access Beyond stock will be registered in the name of the holder of such certificate. Unless surrendered to the Company for exchange at the Closing, as soon as practicable after the Effective Time, each holder of shares of Hayes common stock, other than Dissenting Shares, will surrender (a) the Hayes Certificates to the Company for cancellation or (b) an affidavit of lost (or nonissued) certificate and indemnity with respect to the same, in form reasonably satisfactory to the Company. Promptly following the Effective Time and receipt of the Hayes Certificates, the Company will cause its transfer agent to issue to each such surrendering holder, certificate(s) for the number of Securities to which such holder is entitled, and the Company will distribute any cash payable in lieu of fractional shares. After the Effective Time, there will be no further registration of transfers of the shares of Hayes stock on the stock transfer books of Hayes. The Company will not issue new stock certificates bearing the new company name following the Merger to the Company's stockholders prior to the Merger, except as a result of stock transfers.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of, among other things: (a) the due organization, valid existence and good standing of the Company, Hayes and their respective subsidiaries and the corporate power to operate their respective businesses; (b) the capitalization of the Company and Hayes; (c) the authorization, execution, delivery and enforceability of the Merger Agreement, Affiliate Agreements, Voting Agreements and Market Standoff Agreements; (d) the accurate presentation of financial conditions in financial statements prepared in accordance with GAAP; (e) that neither the execution and delivery of the Merger Agreement, nor the consummation of the transactions contemplated thereby by the Company and Hayes are in violation of their respective certificates of incorporation, bylaws, material contracts, or any federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation; (f) litigation against the Company and Hayes; (g) taxes, tax returns and audits of the Company and Hayes; (h) the title to and ownership of assets of the Company and Hayes; (i) the absence of any undisclosed liabilities or any material change in the operation of the Company and Hayes; (j) material contracts, agreements and commitments of the Company and Hayes; (k) ownership, license of or possession of otherwise legally enforceable rights of the Company and Hayes and their respective subsidiaries to certain intellectual property, and the absence of any intellectual property litigation or breach of any license or infringement upon any patent; (l) legal compliance by the Company and Hayes and their respective subsidiaries; (m) intercompany agreements and arrangements and affiliate transactions among the Company or any of its subsidiaries and its affiliates and among Hayes or any of its subsidiaries and its affiliates; (n) employees of the Company, Hayes and their respective subsidiaries; (o) insurance maintained by the Company, Hayes and their respective subsidiaries; (p) environmental matters relating to the Company, Hayes and their respective subsidiaries; (q) government contracts of the Company, Hayes and their respective subsidiaries; (r) the development by the Company of certain of its remote access products, including their having passed quality testing and their being ready for manufacture in volume, (s) absence of brokers fees in connection with the origin, negotiation and execution of the Merger Agreement, except for the obligation of the Company to DLJ, (t) absence of untrue statements of and omissions of material facts by the Company and Hayes in the Registration Statement of which this Proxy Statement/Prospectus is a part, and in the Merger Agreement; and (u) failure to meet the definition of a "United States real property holding corporation" by the Company and Hayes.

CONDUCT OF BUSINESS BY THE COMPANY AND HAYES PENDING THE MERGER

     During the period from the date of the Merger Agreement until the Effective Time, unless earlier terminated, each of the Company and Hayes has covenanted to and agreed that, except as provided in the Merger Agreement, it will not, without the prior written consent of an officer of the other party, such consent not to be unreasonably withheld or delayed: (a) enter into any transaction not in the ordinary course of business or enter into any transaction or make any commitment involving a capital expenditure in excess of $100,000 with respect to the Company, $10,000 with respect to the Subsidiary and $5.0 million with respect to Hayes; (b) borrow any money or encumber or permit to be encumbered any of its assets except in the ordinary course of its business consistent with past practice and to an extent that is not material to such party or its business; provided that the Company may establish a credit facility with any institutional lender prior to the Effective Time in the approximate amount of $3.0 million and may grant security interests in all or substantially all of its assets in connection therewith, provided that the Company shall not agree to any prepayment fees or penalties in connection therewith in excess of $100,000 without Hayes' prior consent; (c) dispose of any of its material assets except in the ordinary course of business consistent with past practice; (d) with respect to the Company, the Company will not enter into any material agreement except in the ordinary course of business consistent with past practice without the consent of Hayes, which will not be unreasonably withheld; (e) fail to maintain its equipment and other assets that are material to the operation of its business in good working condition and repair according to the standards it has maintained to the date of the Merger Agreement, subject only to wear and tear; (f) except as contemplated by the Merger Agreement and for severance and "stay put" bonuses, pay any bonus, royalty, increased salary (except for annual increases in the ordinary course of business consistent with past practice) or special remuneration to any officer, employee or consultant (except pursuant to existing arrangements previously disclosed in writing to the other party or in connection with the transactions contemplated thereby) or enter into any new employment or consulting agreement with any such person, or enter into any new agreement or employee plan, as the case may be; (g) change accounting methods, unless required by generally accepted accounting principles; (h) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or, as necessary to redeem any or all of the issued and outstanding shares of Hayes Series B Preferred Stock, redeem or otherwise acquire any of its capital stock; (i) amend or terminate any material agreements to which the Company is a party, except those amended or terminated in the ordinary course of business consistent with past practice; (j) lend any amount to any person or entity, other than advances for travel and expenses which are incurred in the ordinary course of business consistent with past practice; (k) guarantee or act as surety for any obligation, except for the endorsement of checks and other negotiable instruments in the ordinary course of business consistent with past practice; (l) waive or release any material right or claim, except in the ordinary course of business consistent with past practice; (m) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or affecting any other of its securities; (n) except for the Merger, consolidate or reorganize with, or acquire the business, stock or assets of any entity, provided that Hayes may enter into any merger or acquisition with any party in which the amount of the transaction does not exceed $10.0 million, provided that no such transaction will be entered into by Hayes in which the percentage of shares of the Company issuable to or retained by either the stockholders of the Company or the shareholders of Hayes, as the case may be, immediately after the Effective Time would be affected, without the consent of the Company; and no such transaction will be entered into by either the Company or Hayes after the filing of this Registration Statement until the earlier of the Effective Time or termination of the Merger Agreement; (o) amend its certificate of incorporation or by-laws, except as contemplated by, and in accordance with, the Merger Agreement; (p) agree to any audit assessment by any tax authority or file any federal or state income or franchise tax return unless copies of such returns have been delivered to the Company or Hayes, as the case may be, for its review prior to filing; (q) license any of the Company's or Hayes' intellectual property, as the case may be, except in the ordinary course of business consistent with past practice; (r) terminate the employment of any officer, director or key employee of the Company or Hayes, as the case may be;
(s) agree to do any of the things described in (a) through (r) above; or (t) file a registration statement with the Commission, other than a Form S-8 in respect of the Company's 1996 Long Term Incentive Plan and 1996 Non-employee Directors' Stock Option Plan, or become subject to the Exchange Act by directly or indirectly merging with or acquiring an entity which is a reporting company.

CERTAIN COVENANTS

     Pursuant to the terms of the Merger Agreement, the Company and Hayes have each agreed, among other things, (a) to allow the other party to hold meetings and discussions with its material customers and suppliers to determine any business issues that may exist concerning the customer's or supplier's relationship with the other party; (b) to notify the other party in writing of
(i) any event that would render untrue or inaccurate any representation or warranty of such party contained in the Merger Agreement; (ii) any material action, suit or proceeding by or before any court, board or governmental agency initiated, against or threatened against such party or any subsidiary; (iii) any material deterioration in the relationship with any material customer, supplier or key employee of the party of which the party becomes aware; (c) to conduct their respective businesses as described in "-- Conduct of Business by the Company and Hayes Pending the Merger;" (d) to use reasonable, diligent efforts to file, as soon as practicable after the date of the Merger Agreement, all notices, reports and other documents required to be filed with any government body or agency with respect to the Merger, and to promptly file any notification, reports, forms or other information required under the HSR Act;

(e) not to, directly or indirectly, solicit, initiate, encourage or induce the making, submission or announcement of any offer or proposal, other than to the Company or Hayes, contemplating or relating to any Acquisition Transaction (as defined below) or take any action that could reasonable be expected to lead to an Acquisition Transaction proposal; (f) furnish any nonpublic information regarding the Company or Hayes to, or engage in any discussions with, any person or entity with respect to any Acquisition Transaction proposal; and (g) enter into any letter of intent or similar document or any agreement relating to any Acquisition Transaction. Acquisition Transaction means any transaction or series of related transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction in which (i) either the Company or Hayes is a constituent corporation, (ii) a person or group (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires either the Company or Hayes or more than 50% of the business of the Company or Hayes or, directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of the Company or Hayes, or (iii) in which the Company or Hayes issues securities representing more than 50% of the outstanding securities of any class of their voting securities; or (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business) or disposition of more than 50% of the assets of the Company or Hayes. With respect to unsolicited bona fide written Acquisition Transaction proposals, each of Hayes and the Company may furnish non-public information with respect to itself, engage in negotiations and take other action in furtherance thereof if advised by its financial advisor that such Acquisition Transaction proposal could reasonable be expected to result in a transaction that is more favorable from a financial point of view to such party's stockholders and upon advice by outside counsel that such action is required for the Company Board or the Hayes Board to comply with its fiduciary obligations.

     In addition, Hayes has agreed to (a) prepare a proposed detailed business plan for the combination of the Company and Hayes; (b) furnish the Company with the name and address of each Hayes dissenting shareholder, if any, and the number of shares of Hayes stock owned by such dissenting shareholders; and
(c)(i) use its reasonable efforts to cause certain convertible notes (the "Convertible Notes") (with approximately $11.2 million outstanding at November 20, 1997) to be converted to Hayes Common Stock or amended to terminate the conversion feature and to adjust the repayment provisions following the Closing such that repayment may only be made upon determination by the Company Board that the Company's cash flow is sufficient to make such repayment and (ii) to terminate an antidilution warrant (the "Antidilution Warrant").

MARKET STANDOFF AGREEMENTS

     Each of the shareholders of Hayes has executed a Market Standoff Agreement pursuant to which each such shareholder has agreed not to offer, sell or otherwise dispose of any of the shares of Common Stock and/or Series A Preferred Stock issued to such shareholder in the Merger for a period of 90 days after the Effective Time. In addition, Dennis Hayes has agreed not to offer, sell or otherwise dispose of more than $3.0 million of Common Stock issued to him in the Merger for a period of 180 days after such 90 day period.

CONDITIONS

     Conditions to Obligations of Both the Company and Hayes. The respective obligations of the Company and Hayes to effect the Merger are subject to certain conditions, including: (a) approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company and the shareholders of Hayes, including the election by the Company's stockholders of a new Company Board, as described in "THE MERGER -- Management and Operations of the Company";
(b) there shall be no order, decree, or ruling by any court or governmental agency, or threat thereof, and no fact or circumstance shall exist, that would render illegal the transactions provided for in the Merger Agreement; (c) receipt of such permits or authorizations, at or prior to the Closing, from any regulatory authority having jurisdiction over the Company and/or Hayes, as may be required to consummate the Merger, including but not limited to satisfaction of all requirements under state and federal securities laws; (d) the Registration Statement shall become effective under the Securities Act and shall not be subject to any stop order or proceedings seeking a stop order and the Prospectus/Proxy Statement shall, on the Closing Date, not be subject to any proceedings commenced or threatened by the Commission; (e) all applicable waiting periods under the HSR Act shall have expired or early termination shall have been granted by both the FTC and the U.S. Department of Justice, which condition has been satisfied; (f) the Company, Ronald Howard and Dennis Hayes shall have executed and delivered to the Company employment agreements; and (g) the authorization for listing of the shares of Common Stock to be issued in the Merger on NASDAQ/NMS, subject to notice of issuance.

     Conditions to Obligations of Hayes. The obligation of Hayes to effect the Merger is subject to additional conditions, including: (a) the satisfactory completion of due diligence by Hayes and receipt by the Company of a fairness opinion from DLJ, updated as of a date not more than 5 days prior to the date of this Proxy Statement/Prospectus, that the Merger is fair to the Company and its stockholders from a financial point of view of the Conversion Ratio, which conditions have been satisfied; (b) receipt of an officer's certificate of the Company that the representations and warranties of the Company are true and complete in all material respects as of the Closing; (c) receipt of all written consents, assignments, waivers, authorizations or other certificates of third parties to provide for the continuation in full force and effect of any and all material contracts and leases of the Company; (d) delivery by the Company to its transfer agent of the certificates representing the shares of Common Stock and Series A Preferred Stock to be issued in the Merger, and receipt by Hayes from the Company and the Subsidiary of an officer's certificate as to tax matters;
(e) certification from the Company that no litigation or proceeding is pending which will prevent the consummation of any transactions provided for in the Merger Agreement; (f) receipt by Hayes of an opinion of Morrison Cohen Singer & Weinstein, LLP, counsel to the Company; (g) approval by the Company's stockholders and acceptance for filing by the Secretary of State of Delaware of the Company's amended and restated certificate of incorporation; and (h) the resignation of the current officers and directors of the Company (other than Ronald Howard) effective as of the Effective Time.

     Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to additional conditions, including: (a) the satisfactory completion of due diligence by the Company and receipt by the Company of a fairness opinion from DLJ, updated as of a date not more than 5 days prior to the date of this Proxy Statement/Prospectus, that the Merger is fair to the Company and its stockholders from a financial point of view of the Conversion Ratio, which conditions have been satisfied; (b) receipt of an officer's certificate of Hayes that the representations and warranties of Hayes are true and complete in all material respects as of the Closing; (c) receipt of all written consents, assignments, waivers, authorizations or other certificates of third parties to provide for the continuation in full force and effect of any and all material contracts and leases of Hayes; (d) receipt by the Company from Hayes of an officer's certificate as to tax matters; (e) certification from Hayes that no litigation or proceeding is pending which will prevent the consummation of any transactions provided for in the Merger Agreement; (f) receipt by the Company of an opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to Hayes; (g) conversion or amendment of the Convertible Notes, which condition has been satisfied, and termination of the Antidilution Warrant; and
(h) execution of the Voting Agreement, the Hayes Affiliate Agreements and the Market Stand-Off Agreements.

TERMINATION; EFFECT OF TERMINATION

     The Merger Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders or shareholders of either or both of the parties, (a) by mutual written consent of the Company and Hayes; (b) by either the Company or Hayes if the Merger shall not have been consummated by 5:00 p.m. (Eastern Time) on March 1, 1998 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate the Merger Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time); (c) by either the Company or Hayes if a court of competent jurisdiction or other governmental body or agency shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (d) by either the Company or Hayes if (i) any of the applicable Hayes Shareholders repudiate the Voting Agreements or (ii) the Hayes Annual Meeting shall have been held and the Merger Agreement and the Merger shall not have been adopted and approved at such meeting by the vote required by law or (iii) the required Hayes Shareholder Meeting to vote on the Merger Agreement is not held within ten (10) business days after the Registration Statement is declared effective by the Commission; provided, however, that (i) the Company shall not be permitted to terminate the Merger Agreement if the failure of the Hayes Shareholders to adopt and approve the Merger Agreement and the Merger at the Hayes Annual Meeting is attributable to a failure on the part of the Company to perform any material obligation required to have been performed by the Company under this Agreement, and (ii) Hayes shall not be permitted to terminate this Agreement if the failure of the Hayes Shareholders to adopt and approve this Agreement and the Merger at the Hayes Annual Meeting is attributable to a failure on the part of Hayes to perform any material obligation required to have been performed by Hayes under this Agreement; (e) by either the Company or Hayes if (i) the Annual Meeting shall have been held and (ii) the Merger Agreement shall not have been adopted and approved at such meeting by the vote required by law; provided, however, that
(i) Hayes shall not be permitted to terminate the Merger Agreement if the failure of the Company's stockholders to adopt and approve the Merger Agreement and the Merger at the Annual Meeting is attributable to a failure on the part of Hayes to perform any material obligation required to have been performed by Hayes under the Merger Agreement, and (ii) the Company shall not be permitted to terminate the Merger Agreement if the failure of the Company's stockholders to adopt and approve the Merger Agreement at the Annual Meeting is attributable to a failure on the part of the Company to perform any material obligation required to have been performed by the Company under the Merger Agreement; (f) by the Company (at any time prior to the adoption and approval of the Merger Agreement and the Merger by the Hayes Shareholders by the vote required by law) if a "Triggering Event" with respect to Hayes as the "Triggering Party" shall have occurred. A "Triggering Event" shall have occurred if (i) the Company Board or the Hayes Board (the "Triggering Party") fails to recommend, or shall for any reason have withdrawn or shall have amended or modified in a manner adverse to the other party its unanimous recommendation in favor of, the Merger or approval or adoption of this Agreement; or (ii) the Triggering Party fails to hold a stockholders meeting as promptly as practicable and in any event within 60 days after the Form S-4 Registration Statement is declared effective; (g) by Hayes (at any time prior to the adoption and approval of the Merger Agreement and the Merger by the Company's stockholders by the vote required by law) if a Triggering Event with respect to the Company as the Triggering Party shall have occurred; (h) by the Company if any of Hayes' representations and warranties contained in the Merger Agreement shall be or shall have become materially inaccurate, or if any of Hayes' material covenants contained in the Merger Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in Hayes' representations and warranties or a breach of covenant by Hayes is curable by Hayes and Hayes is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate the Merger Agreement on account of such inaccuracy or breach; or (i) by Hayes if any of the Company's representations and warranties contained in the Merger Agreement shall be or shall have become materially inaccurate, or if any of the Company's material covenants contained in the Merger Agreement shall have been breached in any material respect; provided, however, that if any inaccuracy in the Company's representations and warranties or a breach of a covenant by the Company is curable by the Company and the Company is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then Hayes may not terminate the Merger Agreement on account of such inaccuracy or breach.


     In the event of the termination of the Merger Agreement, the Merger Agreement shall be of no further force or effect; provided, however, that (a) Sections 9.2, 9.3, 10 and 11 of the Merger Agreement shall survive the termination thereof and shall remain in full force and effect, and (b) the termination of the Merger Agreement shall not relieve any party, from any liability for any breach thereof.

     Expenses. Each party will bear its respective expenses and fees of its own accountants, attorneys, investment bankers and other professionals incurred with respect to this Agreement and the transactions contemplated hereby, whether or not the Merger is consummated; provided, however, that Hayes and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of the Registration Statement and the Prospectus/Proxy Statement and any amendments or supplements thereto, any filings required of Hayes or the Company pursuant to the HSR Act and any filings required by NASDAQ requirements.

     Break-up Fee. If the Merger Agreement is terminated by Hayes or the Company upon the occurrence of a Triggering Event and the stockholders of the Company or the shareholders of Hayes fail to approve the Merger, then the non-terminating party shall pay the terminating party as non-refundable liquidated damages, the total out-of-pocket expenses of the terminating party incurred in connection with the negotiation and performance of the Merger Agreement, plus $200,000, provided, however, that such payment shall not exceed $500,000. In addition, if either the Company or Hayes publicly announces the entering into of an agreement relating to an Acquisition Transaction within six months after the date of termination then the nonrefundable liquidated damages described above shall increase to $2.0 million. In addition, if the Merger Agreement is terminated due to the occurrence of circumstances described in clause (d) of the first paragraph of "-- Termination; Effect of Termination," or is terminated by Hayes as a result of the amount of cash payable for Dissenting Shares causing the Merger to fail to qualify as a tax-free reorganization, then Hayes shall pay to the Company a termination fee of $2.0 million as non-refundable liquidated damages.

AMENDMENT

     Any term of the Merger Agreement may be amended or waived in writing by the parties thereto at any time before or after approval of the Hayes Shareholders or the Company's stockholders.

      MARKET PRICE INFORMATION, DIVIDENDS AND RELATED STOCKHOLDER MATTERS

THE COMPANY

     The Common Stock is traded on NASDAQ/NMS under the symbol "ACCB." At the Effective Time such symbol will be changed to "HAYZ." The stock prices listed below represent the high and low closing sale prices of the Common Stock, as reported by NASDAQ/NMS, for each fiscal quarter since the Common Stock began trading on NASDAQ/NMS on November 18, 1996. There is no public market for the Series A Preferred Stock.

                                                                             HIGH     LOW
                                                                             ----     ---
    FISCAL YEAR 1997
      Second quarter ended January 31, 1997 (from November 18, 1996).......   $87/8   $6
      Third quarter ended April 30, 1997...................................   $71/8   $3
      Fourth quarter ended July 31, 1997...................................   $67/8   $3 1/4
      First quarter ended October 31, 1997.................................   $83/16  $4 3/8
      Second quarter (through December 9, 1997)............................   $6      $4   /16

     On December 9, 1997, the last reported sale price of the Common Stock on NASDAQ/NMS was $5 1/16 per share and there were approximately 800 holders of record of Common Stock, who management believes hold such shares of Common Stock for more than 1,800 beneficial owners.

     On July 28, 1997, the last trading day prior to the public announcement of the Merger, the high and low sale prices of the Common Stock on NASDAQ/NMS were $4 9/16 and $4, respectively.

     On December 9, 1997, the high and low sale prices of the Common Stock on NASDAQ/NMS were $5 1/4 and $5 1/16, respectively.

     The Company has not paid any dividends on its Common Stock and does not anticipate paying any such dividends on its Common Stock in the foreseeable future. The holders of 6% Convertible Stock are entitled to receive cumulative dividends at the rate of six percent per annum of the liquidation preference payable annually on December 31 of each year, in cash, Common Stock or by adding the amount thereof to the liquidation preference. Holders of Series A Preferred Stock will be entitled to receive, as and when declared by the Company Board, cumulative compounding dividends at the rate of ten percent (10%) per annum of the original issue price per share of the Series A Preferred Stock. Such dividends are to be paid in cash upon redemption, or in additional shares of Common Stock upon conversion of the Series A Preferred Stock. No dividends may be paid on the Common Stock unless all accrued and unpaid dividends on the Series A Stock and the 6% Convertible Stock are paid.

     Pursuant to a loan and security agreement dated October 2, 1997, the Company may not declare or pay any dividends, except dividends payable solely in shares of capital stock, or make any other payments on its capital stock, without the consent of the lender.

HAYES

     Hayes is a privately-held company and its securities are not listed for quotation on NASDAQ/NMS or a stock exchange. On November 15, 1994, Hayes filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code due to its inability to pay its debts on a current basis. From November 15, 1994 to April 16, 1996, there were no sales of Hayes securities other than the redemption of 529,141.81 shares (after a 3.07835 for one reverse split) of Hayes Common Stock owned by Melita E. Hayes pursuant to the court approved Plan and the redemption of stock under the Hayes Profit Sharing, Savings and Stock Plan. In addition, and in connection with the Plan, on April 16, 1996, Hayes issued 4,900,000 shares of Hayes Series A Preferred Stock for $35.0 million or $7.14 per share to fund the Plan. On April 11, 1997, Hayes issued 263,113 shares of Hayes Series B Preferred Stock to Vulcan Ventures for $5.5 million or $20.90 per share, without giving effect to the

Conversion Ratio. The following is a summary of prices paid in private transactions involving Hayes' capital stock during the past two years, without giving effect to the Conversion Ratio:

                                                                            PRICE
 TRANSACTION DATE       DESCRIPTION OF SECURITY     TRANSACTION VALUE     PER SHARE
-------------------    -------------------------    -----------------     ---------
April 16, 1996               Common Stock              $11,000,000         $ 20.79
April 16, 1996         Series A Preferred Stock        $35,000,000         $  7.14
September 12, 1996           Common Stock              $ 1,741,805         $ 22.90
December 6, 1996             Common Stock              $   737,383         $ 22.90
April 11, 1997         Series B Preferred Stock        $ 5,500,000         $ 20.90

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The unaudited pro forma condensed combined financial statements have been derived from the historical consolidated financial statements of the Company and Hayes and give effect to (i) the Merger as a reverse acquisition and a purchase for accounting purposes, and (ii) costs associated with the consummation of the Merger. The unaudited pro forma condensed combined balance sheet gives effect to the combination as if it had occurred on September 30, 1997 using the Company's July 31, 1997 financial statements and the 1997 consolidated financial statements of Hayes. The unaudited pro forma condensed combined statements of operations give effect to the combination as if it had occurred at the beginning of the earliest period presented. The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that management deems appropriate. The pro forma financial data does not purport to represent what the combined Company's financial position or results of operations would actually have been if such transactions in fact had occurred on those dates or to project the combined Company's financial position or results of operations for any future period. The unaudited pro forma condensed combined financial statements should be read in conjunction with the Company's and Hayes' consolidated financial statements and the notes thereto included elsewhere herein.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 (IN THOUSANDS)

                                                        HAYES           THE COMPANY         ACQUISITION
                                                  SEPTEMBER 30, 1997   JULY 31, 1997        ADJUSTMENTS          PRO FORMA
                                                  ------------------   -------------   ---------------------     ---------
ASSETS:
Cash and cash equivalents.......................       $  6,499          $     578                               $  7,077
Accounts receivable.............................         40,624              3,050                                 43,674
Receivables from related parties................          8,219                                                     8,219
Inventories.....................................         26,763              5,678         749(1)                  33,190
Prepaids and other(6)...........................          4,031                167                                  4,198
         Total Current Assets...................         86,136              9,473         749                     96,358
Property and equipment..........................          8,549              3,484                                 12,033
Intangibles and other...........................          7,263                949                                  8,212
Acquired technology.............................                                         4,010(2)                   4,010
Acquired in process research and development....                                        46,398(3)    (46,398)(3)
Excess of cost over identifiable assets
  acquired......................................                                         7,227(8)                   7,227
         Total Assets...........................        101,948             13,906      58,384       (46,398)     127,840
LIABILITIES:
Current debt....................................         31,729                287                                 32,016
Accounts payable................................         28,376              3,458       4,000(7)                  35,834
Accrued liabilities.............................         26,311              2,097                                 28,408
Amounts due related parties.....................         13,147                                                    13,147
Income taxes....................................          1,017                                                     1,017
         Total current liabilities..............        100,580              5,842       4,000                    110,422
Long-term debt, less current....................          4,502                456                                  4,958
Other long-term liabilities.....................          1,014                297                                  1,311
         Total Liabilities......................        106,096              6,595       4,000                    116,691
Redeemable preferred stock, series B............          5,455                                                     5,455
STOCKHOLDERS' EQUITY (DEFICIT):
Common stock....................................             47                125         (47)(4)       470(4)       595
Preferred stock, series A.......................         35,000                        (35,000)(4)
Additional paid in capital......................                            46,431     (46,431)(5)    96,147(4)    96,147
Accumulated deficit.............................        (44,834)           (39,206)     39,206(5)    (46,398)(3)  (91,232)
Other adjustments...............................            184                (39)         39(5)                     184
         Total stockholders' equity (deficit)...         (9,603)             7,311     (42,233)       50,219        5,694
         Total liabilities and stockholders'
           equity...............................        101,948             13,906     (38,233)       50,219      127,840

---------------
(1) Adjustment to reflect fair value of the Company's inventory less estimated selling costs.

(2) Adjustment to capitalize the acquired product line technology using the income forecast method.

(3) Adjustment to capitalize and expense the acquired in process research and development based on an appraisal of the product line technology that has not yet reached technological feasibility using the income forecast method.

(4) Adjustment to reflect the exchange of Hayes common and preferred stock for common and preferred stock of the Company.

(5) Adjustment to reflect the elimination of additional paid in capital, accumulated deficit and other equity adjustments account balances of the Company.

(6) Consistent with the Company's historical financial statements for which amounts have been fully reserved, the purchase allocation does not include the $980,000 note receivable from Technipower, Inc. and the $1,950,000 note receivable from Electro-Metrics, Inc. Repayment of these notes cannot be assured beyond a reasonable doubt.

(7) Adjustment to record the estimate of costs associated with the consummation of the Merger.

(8) The fair value of stock issued was based on the outstanding shares at the average market price of $4.94 five days before and after the announcement date of July 29, 1997. The unaudited and estimated fair value of assets acquired and liabilities assumed is summarized as follows:

                Fair value of stock issued...........................................    $ 61,695
                Other acquisition costs..............................................       4,000
                Fair value of liabilities assumed....................................       6,595
                Fair value of tangible and identifiable assets acquired..............     (14,655)
                Acquired product line technology.....................................      (4,010)
                Acquired in process research and development.........................     (46,398)
                                                                                         --------
                Excess of cost over identifiable assets acquired.....................    $  7,227
                                                                                         =========

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                             HAYES           THE COMPANY(2)
                                       NINE MONTHS ENDED    NINE MONTHS ENDED    PRO FORMA
                                       SEPTEMBER 30, 1997     JULY 31, 1997     ADJUSTMENTS     PRO FORMA
                                       ------------------   -----------------   -----------     ----------
Net revenues from continuing
  operations.........................       $146,701            $  11,085                       $  157,786
Cost of Revenues.....................        111,819                7,407                          119,226
Gross profit.........................         34,882                3,678                           38,560
Selling, general and
  administrative.....................         41,366                8,331                           49,697
Research and development.............          8,992                4,175                           13,167
Amortization.........................                                               1,536(1)         1,536
Merger related expense...............                               3,818                            3,818
Restructuring charges................                                 238                              238
Write-down of assets.................                                 864                              864
Operating loss from continuing
  operations.........................        (15,476)             (13,748)         (1,536)         (30,760)
Interest (expense) income, net.......         (3,541)                 242                           (3,299)
Other income.........................          4,648                  655                            5,303
Loss before tax expense..............        (14,369)             (12,851)         (1,536)         (28,756)
Income tax expense...................           (153)                                                 (153)
Loss before unusual items,
  reorganization expenses,
  discontinued operations, and
  non-recurring gains................        (14,522)             (12,851)         (1,536)         (28,909)
Loss per common share................                                                                (0.50)
Shares used in per share
  calculation........................                                                           58,283,453

---------------
(1) Adjustment to recognize amortization of acquired product technology over its estimated life of three to thirty-six months and to recognize amortization of excess of cost over identifiable assets acquired over seven years.
(2) Includes revenues of $4,593,000 and loss before unusual items, reorganization expenses, discontinued operations, and non-recurring gains of $6,232,000 for the three month period ended January 31, 1997, which were also presented within the unaudited pro forma condensed combined statement of operations that included the Company's operations for the twelve month period ended January 31, 1997

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                              THE COMPANY
                              HAYES           TWELVE MONTH
                           YEAR ENDED         PERIOD ENDED       PENRIL        THE COMPANY    PRO FORMA
                        DECEMBER 31, 1996   JANUARY 31, 1997   ADJUSTMENTS     AS ADJUSTED   ADJUSTMENTS     PRO FORMA
                        -----------------   ----------------   -----------     -----------   -----------    -----------
Net revenues from
  continuing
  operations..........      $ 257,452           $ 33,596        $ (12,366)(1)   $  21,230                   $   278,682
Cost of Revenues......        195,918             20,416           (8,683)(1)      11,733                       207,651
Gross profit..........         61,534             13,180           (3,683)          9,497                        71,031
Selling, general and
  administrative......         61,727             17,239           (2,147)(2)      15,092                        76,819
Research and
  development.........          9,640              7,358           (1,400)(3)       5,958                        15,598
Amortization..........                               367                              367        3,389(4)         3,756

Restructuring
  charges.............          3,600              9,718                            9,718                        13,318
Merger related
  expenses............                             4,576                            4,576                         4,576
Operating loss from
  continuing
  operations..........        (13,433)           (26,078)            (136)        (26,214)      (3,389)         (43,036)
Interest expense,
  net.................         (5,056)              (150)                            (150)                       (5,206)
Other income..........          2,279              3,885                            3,885                         6,164
Loss before tax
  expense.............        (16,210)           (22,343)            (136)        (22,479)      (3,389)         (42,078)
Income tax expense....           (385)                                                                             (385)
Loss before unusual
  items,
  reorganization
  expenses,
  discontinued
  operations, and non-
  recurring gains.....        (16,595)           (22,343)            (136)        (22,479)      (3,389)         (42,463)
Loss per common share...                                                                                          (0.73)
Shares used in per
  share calculation...                                                                                       58,283,453

---------------
(1) Adjustments to exclude the modem business revenues and associated costs of sales; the adjustments to Penril are only for those items that can be directly attributed to the modem business sold to Bay.

(2) Adjustment to eliminate rent expense related to the modem business product development and engineering, to exclude marketing and advertising expenses related to the modem business and related depreciation, amortization and other operating expense.

(3) Adjustment to eliminate modem business related engineering labor.

(4) Adjustment to recognize amortization of acquired product technology over its estimated life of three to thirty-six months and to recognize amortization of excess of cost over identifiable assets acquired over seven years.

                            BUSINESS OF THE COMPANY

GENERAL DEVELOPMENTS

     The Company is in the business of developing and marketing products which enable local, remote or mobile users to access network resources (the "Remote Access Business"). The Company was incorporated on July 23, 1996 and, as described more fully in Note 1 to the Company's Consolidated Financial Statements, was spun-off from Penril on November 18, 1996 pursuant to the distribution (the "Distribution") to the Penril stockholders on such date of shares of the Company's Common Stock. The Company retains the historical financial information of Penril through November 18, 1996 when Penril was merged into Bay Networks, Inc. For accounting purposes, the disposition of Penril's modem business, as a result of the merger agreement with Bay Networks, Inc. has been accounted for as a reduction of paid in capital. The Company's product lines consists of the product line called Access Beyond, serving the remote access market, and products which serve the LAN and Host Access Products.

     Restructuring: In the fourth quarter of fiscal 1996, Penril took actions to strategically restructure its business to reduce costs and improve competitiveness for the long term. As a result of this plan, Penril recorded a charge of approximately $9.7 million in the fourth quarter of fiscal 1996. The restructuring included a plan to focus the Company's business operations on the remote access server and remote connectivity markets and away from the data transmission markets. See Note 2 to the Consolidated Financial Statements.

     Reduction in Work Force: In August 1997, the Company completed a reduction in work force and other cost-saving measures which will result in an annual savings of approximately $2.0 million and is expected to improve the Company's competitiveness. The cost of such reduction in work force was immaterial.

     Acquisitions: On May 2, 1997, the Company and Paradyne Corporation, a Delaware corporation ("Paradyne"), entered into the Hawk Technology Transfer Agreement pursuant to which Paradyne (i) transferred to the Company technology relating to certain open remote dial access cards (in the form of a comprehensive set of specifications, technical information, hardware and software) (the "Hawk Technology"), (ii) sold to the Company certain inventory, tools and equipment used in the application of the Hawk Technology to develop and manufacture products, ("Hawk Products") which include the Hawk Technology,
(iii) licensed to the Company certain intellectual property in connection with the Hawk Technology, and (iv) agreed to provide the Company with technical, engineering, manufacturing and marketing support, for an aggregate purchase price of 503,704 shares of the Common Stock (the "Paradyne Shares"), and $425,000 in cash. The Company and Paradyne also entered into a Stock Purchase Agreement, dated as of May 2, 1997 (the "Purchase Agreement"), pursuant to which the Company sold and issued the Paradyne Shares to Paradyne. The Company is required to register the Paradyne Shares for Paradyne under the Securities Act and use its best efforts to maintain the effectiveness of the Registration Statement. The Company has filed a Registration Statement to register the Paradyne Shares, which it expects will be declared effective during December, 1997. See Note 7 to the Company's Consolidated Financial Statements.

PRINCIPAL PRODUCTS

  Access Beyond Product Line

     The Company's Access Beyond product family is targeted at the remote access market, providing a scalable modular platform combining advanced modem, ISDN BRI/PRI, remote access, internet working and terminal connectivity capabilities within a single family of products. The Access Beyond products currently use three chassis configurations supporting from one to eight interface modules for end users to choose from, based on current needs and anticipated future growth. Interface modules are then selected based upon WAN and LAN technology and port density requirements. The result is a fully integrated solution that effectively solves the end user's specific remote access needs.

     The Access Beyond advanced remote access software delivers complete IP, IPX and Appletalk routing, remote node and remote control capabilities including NACS/NASI, all combined with full support for PPP,

SLIP, CSLIP, LAT, Telnet, and a wealth of security and management capabilities. In addition to full support for SNMP, it provides an advanced, easy to use Windows(R) based management and configuration utility.

     The Company recently introduced a new class of remote access solutions that integrates both T1 and PRI-ISDN directly within Microsoft Windows NT(R) servers. This new technology, dubbed "Hawk", supports either digital or analog (modem or ISDN) remote access transmission and can be easily plugged into any Microsoft Windows NT(R) or Novell Netware Connect(R) and Border Manager configured server. Servers can be configured to simultaneously support existing network applications as well as remote access, with the Dynamic Access Switching available in the Hawk solution. This substantially reduces network traffic by connecting users directly into the server hosting the network applications.

  LAN and Host Access Products

     The LAN and Host Access Products currently sold by the Company include statistical multiplexers and host access servers (VCX), and Ethernet terminal servers (CSX). Each of the LAN and Host Access Products provides the Company with an existing revenue stream as well as an installed base.

     The VCX product line of multiplexers ranges from 4-port remote site multiplexers to enterprise solutions providing up to 304 ports or 36 trunk lines and multipurpose communication servers that combine both WAN and LAN capabilities. These products can function as a data PBX, X.25 PAD, statistical multiplexer, terminal server or any combination of these. Although the market for these products is in decline, the Company continues to serve the installed base and fulfill customer applications.

     The CSX Ethernet communications server family provides local and dialup access to Ethernet LANs. Available as either 8-port or 16-port stand alone units or as a modular chassis based solution, the CSX server provides terminal and dialup access for TCP/IP networks.

DISCONTINUED OPERATIONS

     In fiscal 1995, the board of directors of Penril decided to sell Technipower, Inc. ("TPI"), a subsidiary manufacturing uninterruptible power supplies and power regulating equipment. In October 1996, the Company completed the sale of TPI business for $1.6 million in cash and a $2.8 million note. As of July 31, 1997, a balance of $980,000 remained unpaid on the note which was due July 31, 1997. The Company reserved the unpaid balance of this note with a charge of $980,000 to loss on disposal of discontinued operations.

     In fiscal 1996, the board of directors of Penril decided to sell EMI, a subsidiary manufacturing test equipment and systems for analysis of electromagnetic interference and communications security including applications in satellite communications. In June 1997, the Company completed the sale of the EMI business to EMI Holding Corp. (the "Borrower"), for $2.0 million in cash, $1.5 million in subordinated term notes, and $500,000 in warrants. The subordinated term notes include a $1.0 million note with payments of principal and interest to be made in seven (7) quarterly installments of $50,000 each, beginning on June 30, 1997, and one final installment together with accrued interest being due on June 30, 1999. Interest on the $1.0 million note is at 3% above the highest interest rate being charged to the Borrower by the Borrower's principal bank lender ("Bank Rate"). The remaining subordinated term note of $500,000 accrues interest at 2% above the Bank Rate, accruing from June 30, 1997 and payable in monthly installments beginning on July 1, 1999. The principal shall be paid in one (1) installment on June 30, 2002. The warrants are exercisable on June 30, 2002, wherein the Borrower issues to the Company shares of preferred stock of the Borrower equal to 19.678% of the shares of the Borrower outstanding immediately after the exercise of these warrants. In accordance with the Securities and Exchange Commissions Staff Accounting Bulletin No. 81, "Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity," a provision was charged to Loss from Disposal of Discontinued Operations for the outstanding balance of the subordinated term notes and warrants at July 31, 1997 of $1,950,000. The Company fully expects to collect these notes and warrants, however the repayments will be recorded as income when received due to the highly leveraged structure of the Borrower.

SUPPLIERS

     Material and components for the Company's products are purchased from outside suppliers. While most components are available from several suppliers, a few are provided from sole-source vendors. The Company believes that in most cases alternative sources of supply could be obtained within a reasonable time period; however, an interruption in the supply of such components could have a temporary adverse effect on the Company's operations. In March 1997, the Company entered into an agreement (the "Hibbing Agreement") with Hibbing Electronics Corporation ("Hibbing") pursuant to which Hibbing manufactures and sells printed circuit card products to the Company. The Hibbing Agreement expires August 31, 1998 at which time Hibbing shall have the option to purchase for nominal consideration all of the equipment covered under the agreement and the Company will assign all right, title, and interest in the covered leases and equipment to Hibbing in exchange for Hibbing's agreement to pay and perform the Company's obligations under those leases.

PATENTS, COPYRIGHTS AND LICENSES

     The Company owns, or is licensed or otherwise possesses legally enforceable rights to use, several patents, patent applications, trademarks, trade names, service marks, copyrights, schematics, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material essential and necessary to the business of the Company. The Company may desire in the future to obtain additional licenses related to its products and believes, based on industry practice, that any necessary licenses could be obtained. The costs of such licenses may vary significantly depending on the nature of the technology involved.

     The United States trademarks, trade names and service marks owned by Access Beyond include ACCESS BEYOND.

     The Company may license much of its technology including integrated access software; CSU/DSU technology; frame relay assembler disassembler technology; PC/TCP SNMP technology; terminal emulation software; remote access software; router card technology and software; network management software; and basic frame relay software for LAN interconnect products.

     On June 16, 1996, Penril and Bay entered into a Development and License Agreement on behalf of Access Beyond whereby Bay licensed to Penril on behalf of Access Beyond certain intellectual property, software, and technical know-how related to certain 24-port Digital Modem Cards. The agreement contemplates that Bay will develop a 24-port Digital Modem Card for Access Beyond, train Access Beyond's personnel in the underlying technology, and provide technical assistance where necessary to permit Access Beyond to market this digital technology.

BACKLOG

     A significant portion of data communications revenues are based on customer purchase orders with immediate shipment requirements. Backlog, which tends not to be significant in data communications products, is a result of the occasional customer order with future scheduled shipment requirements or misalignment of demand and production of a particular product. Because data communications revenues constitute such a significant portion of the revenues of the Company, it is the opinion of the Company's management that the dollar amount of backlog at any given time is not indicative of the actual level of revenues which will ultimately be realized during future periods. Consequently, the Company's management believes that the amount of backlog is not a material consideration in understanding the Company's business operations.

COMPETITION

     The Company encounters substantial competition in the marketing of its products and many of its competitors have greater financial, marketing and technical resources. Important competitive factors in the markets for the Company's products are established customer base, product performance and features, service and support as well as price. The Company believes that it competes favorably with respect to these factors. The networking industry is highly competitive and competition is expected to intensify. There are numerous companies competing in various segments of the network management and remote access markets. Competitors include Ascend Communications, Shiva Corporation, Cisco Systems, Inc., 3Com Corporation ("3Com"), Microcom, Inc. ("Microcom") and Bay Networks, Inc., among others. Many of the Company's competitors have greater name recognition, more extensive engineering, manufacturing and marketing capabilities and greater financial, technological and personnel resources than those available to the Company. In addition, certain companies in the networking industry have expanded their product lines or technologies in recent years as a result of acquisitions. There can be no assurance that the Company's products will compete successfully with competitive products that may be offered in the future or that aggressive pricing will not negatively impact the profitability of the Company.

RESEARCH AND DEVELOPMENT

     Under its own sponsorship, the Company is continuously engaged in the development of new products as well as the development and enhancement of its existing products. The Company expensed approximately $6.2 million (34% of consolidated revenues) for product development and engineering during fiscal 1997 compared to $7.4 million (19% of consolidated revenues) in fiscal 1996 and $7.4 million (14% of consolidated revenues) in fiscal 1995.

ENVIRONMENTAL MATTERS

     The Company's compliance with federal, state and local environmental laws had no material effect upon the Company's capital expenditures, earnings or competitive position.

SALES AND MARKETING

     The Company's distribution channel is composed of value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and distributors in more than 40 countries. Sales to end-user customers account for less than 10% of the Company's revenues. This multi-channel strategy allows the Company to meet specific customer needs while giving coverage to the worldwide markets.

     Value Added Resellers. VARs integrate the Company's products with products of other vendors, into networking systems that are sold directly to end-users. VARs also sell the Company's products as stand-alone units. Sales to VARs are made at discounts based on purchase volumes and other incentive programs.

     Original Equipment Manufacturers. The Company also customizes its product for sale through OEMs. This customization may range from simple private labeling of existing products to complete customization of software and/or hardware to fit the product lines of the OEM.

     Distributors. The Company also sells its products to distributors who generally resell to VARs and other dealers. Distributors generally provide a minimal level of systems integration. The Company offers sales and marketing programs to assist distributors in promoting, selling and supporting the Company's products.

     Many of the Company's VARs and distributors carry products which are complementary to, or compete with, those of the Company, and may choose to give higher priority to products of other suppliers or competitors of the Company.

CUSTOMER SUPPORT, SERVICE AND WARRANTY

     The Company services, repairs and provides technical support for its products. A large portion of these support activities, provided through a 24 hour United States support center, are related to software and hardware configuration. The Company sells products with end-user warranty periods of up to sixty months. Following the expiration of the warranty period, if any, the Company offers services on a time and materials basis, or under maintenance contracts.

INTERNATIONAL OPERATIONS

     The Company has a subsidiary (Access Beyond, Ltd.) located in the United Kingdom. Financial information about foreign and domestic operations and export sales is more fully described in Note 10 of the Company's Consolidated Financial Statements.

PROPERTIES

     The Company's executive offices are located in Gaithersburg, Maryland in facilities which had previously been leased to Penril. The lease between the Company and Real Estate Income Partners III was assigned to the Company by Penril as part of the spin-off, is for 54,874 square feet and expires on September 30, 1999. The Company has an option to extend the term of the lease for a period of 119 months and may exercise the option by giving written notice to the landlord prior to the end of the initial term of the lease. Approximately 50% of the premises is subleased to Hibbing, which pays the Company an amount equal to 50% of the rent and other charges payable by the Company.

     The Company leases a research and development facility in Carlstadt, New Jersey. The lease is for approximately 44,403 square feet and expires in September 2001. As more fully described in Note 5 to the Company's Consolidated Financial Statements, the Company has sublet to other parties a substantial portion of such premises.

     In addition to the facilities mentioned above, the Company and its subsidiaries lease manufacturing, warehouse and office facilities in Basingstoke, England. The lease is for approximately 6,800 square feet and expires in December 2001.

     The Company believes its properties are adequate for its needs for the foreseeable future.

EMPLOYEES

     The Company employed approximately 120 full time employees as of July 31, 1997. The Company believes that its future success will depend largely on its ability to retain certain key personnel and to recruit and retain additional highly skilled employees who are in great demand. The Company has an employment contract with Ronald A. Howard, President and CEO, but does not have employment contracts with its other employees. The Company has employee retention arrangements with two employees. The Company has experienced no work stoppages and believes that its employee relations are satisfactory. See "MANAGEMENT OF THE COMPANY -- Employment and Consulting Agreements."

LEGAL PROCEEDINGS

     The Company initiated a lawsuit in December 1994 against Network Systems Corporation ("NSC") for breach of contract, fraudulent inducement and defamation. The suit, which is pending before the Circuit Court of Montgomery County, Maryland, is seeking specific performance, compensatory damages of $2.0 million and punitive damages of $5.0 million. The litigation arises out of a contract in which the Company agreed to develop certain computer hardware and software to NSC's specifications. NSC subsequently brought a counterclaim alleging negligent misrepresentation, fraud and breach of contract by the Company. NSC is seeking recision of the contract, restitution of monies paid by NSC to the Company, compensatory damages of $5.0 million and punitive damages in an unspecified amount. As of November 21, 1997, the Company was in settlement discussions with NSC.

     The Company is involved in other routine litigation. Management believes none of the litigation will have a material adverse effect on the Company's financial position or results of operations.

                           MANAGEMENT OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

     Pursuant to the Certificate of Incorporation and the By-laws, the Company Board is divided into three classes with each director serving a three year term (after the initial term). The following table sets forth certain information as to persons who currently serve as directors and executive officers of the Company.

DIRECTORS

NAME, AGE AND POSITIONS WITH THE
COMPANY OTHER THAN DIRECTOR                       PRINCIPAL OCCUPATION INFORMATION
-------------------------------------  ------------------------------------------------------
Class I -- Term Expiring at 1997 Annual Meeting
Barbara Perrier Dreyer, 42...........  Ms. Perrier Dreyer has served as a Vice President and
                                       Chief Financial Officer of Communication Systems
                                       Technology, Inc., a developer of software and hardware
                                       communications and control equipment, since March
                                       1996, and became a Senior Vice President in October
                                       1997. In July 1997, Ms. Perrier Dreyer was appointed a
                                       member of the Board of Directors of the International
                                       Teleconferencing Association. Ms. Perrier Dreyer was
                                       President and founder of VideoGrafects, Inc., a
                                       multimedia communications company specializing in the
                                       production of video and computer based material, from
                                       its founding in August 1992 until the Company was sold
                                       to French Bray in March 1996. Prior to founding
                                       VideoGrafects, Inc., Ms. Perrier Dreyer was a special
                                       (investing) partner with New Enterprise Associates, a
                                       venture capital firm.
Paul Schaller, 49....................  Mr. Schaller has served as President of Schaller
                                       Associates, a management consulting firm, since March,
                                       1996. From September 1995 to March 1996, Mr. Schaller
                                       was Vice President of Business Development with the
                                       LAN Switching Division of FORE Systems, Inc., a
                                       provider of ATM switching solutions. From August 1993
                                       to August 1995, Mr. Schaller was the Vice President of
                                       Marketing at Alantec, Inc., a provider of routing
                                       switches for the internet working market. Mr. Schaller
                                       was Vice President of Sales and Marketing at Harmonic
                                       Lightwaves, Inc., a fiber optic equipment provider
                                       from 1992 to 1993. From 1982 to 1991 Mr. Schaller was
                                       Vice President of Sales and Marketing and General
                                       Manager of the Digital Division of Vitalink
                                       Corporation, a provider of remote internet working
                                       equipment.
Class II -- Term Expiring at 1998 Annual Meeting
John Howard, 44......................  Mr. Howard has served as Senior Managing Director of
                                       Bear, Stearns & Co., Inc. since March 1997. Mr. Howard
                                       was the Chief Executive Officer of Gryphon Capital
                                       Partners Corporation, an investment firm, from July
                                       1996 to March 1997. He served as Co-Chief Executive
                                       Officer of Vestar Capital Partners, a leveraged buyout
                                       firm, from 1990 to 1996. Mr. Howard is also a director
                                       of Celestial Seasonings, Inc., a manufacturer of
                                       herbal teas. Mr. Howard is the brother of Ronald A.
                                       Howard, the Chairman of the Board, President and Chief
                                       Executive Officer of the Company.

NAME, AGE AND POSITIONS WITH THE
COMPANY OTHER THAN DIRECTOR                       PRINCIPAL OCCUPATION INFORMATION
-------------------------------------  ------------------------------------------------------
Arthur Samberg, 56...................  Mr. Samberg has served as President of Dawson-Samberg
                                       Capital Management, Inc., a registered investment
                                       advisor, since 1985. Mr. Samberg is a General Partner
                                       and senior portfolio manager of Pequot Partners Fund,
                                       L.P., Pequot International Fund Inc. and Pequot
                                       Endowment Fund, L.P.
Class III -- Term Expiring at 1999 Annual Meeting
Ronald Howard, 41....................  Mr. Howard has served as Chairman of the Board,
Chairman of the Board, President and   President and Chief Executive Officer of the Company
Chief Executive Officer                since November 1996. Mr. Howard served as President of
                                       the Datability Networks Division of Penril from
                                       November 1994 to November 1996, and as Co-President of
                                       that division from May 1993 until November 1994. He
                                       had held the position of Executive Vice President of
                                       Penril from May 1993 until November 1996. Mr. Howard
                                       was President of Datability Inc. from its founding in
                                       1977 until it was acquired by Penril in May 1993. Mr.
                                       Howard is the brother of John Howard, a director of
                                       the Company.
EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)
James Gallagher, 52..................  Mr. Gallagher has served as Vice President of Sales of
Vice President -- Sales                the Company since November 1996. He was Vice
                                       President -- Sales of the Datability Networks Division
                                       of Penril from November 1994 until November 1996. From
                                       May 1993, when Penril acquired Datability, Inc, until
                                       November 1994, Mr. Gallagher was Vice President, North
                                       and South American Sales of the Datability Networks
                                       Division. At Datability, Inc, he was Vice President of
                                       Sales from April 1990 until May 1993.

MANAGEMENT POST MERGER

     As part of the Proposal, as of the Closing, the size of the Company Board will be increased to seven, all of the directors of the Company, other than Mr. Howard, will resign, Mr. Howard will fill the vacancies thereby created in Classes II and III and the stockholders will elect two persons to Class I, the term of which expires at the 1997 Annual Meeting. All of such persons will take office effective as of the Closing Date, except that Messrs. Hayes and Lam will take office effective as of the day after the Closing Date. The following table sets forth certain information as to persons who will serve as directors and executive officers of the Company after the Merger. The directors of Class I will hold office until the Annual Meeting of stockholders in 2000, the directors of Class II will hold office until the Annual Meeting of stockholders in 1998 and the directors of Class III will hold office until the Annual Meeting of stockholders in 1999. Thereafter, stockholders will elect the directors of each Class at the appropriate succeeding Annual Meeting of stockholders.

NAME AND AGE                                      PRINCIPAL OCCUPATION INFORMATION
-------------------------------------  ------------------------------------------------------
Class I -- Term Expiring at 2000 Annual Meeting
Chiang Lam, 43.......................  Mr. Lam has served as a director of Hayes since April
                                       1996. Mr. Lam is a financial investment advisor
                                       serving various venture capital interests. Mr. Lam
                                       served on the Board of Directors of Paradigm
                                       Technology from June 1994 to August 1996.

NAME AND AGE                                      PRINCIPAL OCCUPATION INFORMATION
-------------------------------------  ------------------------------------------------------
P. K. Chan, 56.......................  Mr. Chan has served as President and Chief Operating
President and Chief Operating Officer  Officer of Hayes since October 1997 and served as Vice
                                       President of Operations from October 1994 to October
                                       1997. Prior to joining Hayes in October 1994, Mr. Chan
                                       served as Managing Director of Achiever Group, a
                                       subsidiary of Achiever Industrial Limited from 1991 to
                                       1994. Prior to joining Achiever Industrial Limited, he
                                       held various positions with Ampex and Meadville Group,
                                       most recently serving as Managing Director of
                                       Manufacturing.
Class II -- Term Expiring at 1998 Annual Meeting
S.P. Quek, 50........................  Mr. Quek is Chairman of ACMA, a publicly traded company in Singapore. Mr. Quek currently serves as a
                                       director of Hayes.
M. C. Tam, 46........................  Mr. Tam is Vice Chairman of Kaifa Technology (H.K.)
                                       Limited, a publicly traded company in China. Mr. Tam
                                       currently serves as a director of Hayes.
Class III -- Term Expiring at 1999 Annual Meeting
Dennis Hayes, 47.....................  Mr. Hayes founded Hayes in 1977 at the age of 27 and
Chairman                               has served as Chairman and a director of Hayes since
                                       its inception. Mr. Hayes worked on the first four-bit
                                       microprocessor technology while employed at Financial
                                       Data Services. After concluding his studies at Georgia
                                       Tech, Mr. Hayes worked for National Data Corporation
                                       where he developed microcomputer based systems to
                                       interconnect networks and maintain communications
                                       systems on large mainframe computers. Mr. Hayes is
                                       active in both community and industry associations
                                       including the Public Policy Committee of the Computing
                                       Technology Industry Association, the Association of On
                                       Line Professionals, Georgia High Tech Alliance,
                                       Governor's Advisory Council on Science and Technology
                                       and Georgia Center for Advanced Telecommunications
                                       Technology. Mr. Hayes is also the Georgia
                                       Representative to the Federal Lab Consortium and is
                                       one of the four initial inductees into the Technology
                                       Hall of Fame of Georgia.
Ronald Howard, 41....................  Mr. Howard has served as Chairman of the Board,
Vice Chairman and Chief Executive      President and Chief Executive Officer of the Company
Officer                                since November 1996. Mr. Howard served as President of
                                       the Datability Networks Division of Penril from
                                       November 1994 to November 1996, and as Co-President of
                                       that division from May 1993 until November 1994. He
                                       had held the position of Executive Vice President of
                                       Penril from May 1993 until November, 1996. Mr. Howard
                                       was President of Datability Inc. from its founding in
                                       1977 until it was acquired by Penril in May 1993.

NAME AND AGE                                      PRINCIPAL OCCUPATION INFORMATION
-------------------------------------  ------------------------------------------------------
Barbara Perrier Dreyer, 42...........  Ms. Perrier Dreyer has served as a Vice President and
Director                               Chief Financial Officer of Communication Systems
                                       Technology, Inc., a developer of software and hardware
                                       communications and control equipment, since March
                                       1996, and became a Senior Vice President in October
                                       1997. In July 1997, Ms. Perrier Dreyer was appointed a
                                       member of the Board of Directors of the International
                                       Teleconferencing Association. Ms. Perrier Dreyer was
                                       President and founder of VideoGrafects, Inc., a
                                       multimedia communications company specializing in the
                                       production of video and computer based material, from
                                       its founding in August 1992 until the Company was sold
                                       to French Bray in March 1996. Prior to founding
                                       VideoGrafects, Inc., Ms. Perrier Dreyer was a special
                                       (investing) partner with New Enterprise Associates, a
                                       venture capital firm.
EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)
Alan Clark, 44.......................  Dr. Clark joined Hayes in March 1993 and has served as
Vice President and Chief Technical     Vice President and Chief Technical Officer since March
Officer                                1996. Prior to joining Hayes, Dr. Clark served as
                                       Director, Research and Strategy for Dowty
                                       Communications in the United Kingdom. Prior to this
                                       position, Dr. Clark held a Marketing Director position
                                       and an Engineering Director position for the Dowty
                                       Advanced Development Centre from 1989 to 1993. Prior
                                       to joining Dowty, Dr. Clark served British Telecom in
                                       various positions.
James Jones, 40......................  Mr. Jones joined Hayes in January 1996 as Vice
Vice President and Chief Financial     President and Chief Financial Officer and Treasurer.
Officer                                He previously served in various positions with Genicom
                                       Corporation for nine years, most recently as Vice
                                       President -- Finance. Prior to Genicom, Mr. Jones
                                       served as a manager with Coopers and Lybrand L.L.P.
C. Bruce Meyer, 48...................  Mr. Meyer has served as Vice President of Human
Vice President of Human Resources      Resources since August 1997. He joined Hayes in August
                                       1996 as Director of Human Resources. Prior to joining
                                       Hayes, Mr. Meyer served at Genicom Corporation since
                                       1983, most recently as Vice President of Human
                                       Resources and Corporate Communications.
Keith Mintzer, 43....................  Mr. Mintzer joined Hayes in January 1997 as Vice
Vice President of Worldwide Sales      President of Worldwide Sales. Prior to joining Hayes,
                                       Mr. Mintzer served in a number of senior executive
                                       positions with GBC Technologies for 10 years. Prior to
                                       joining GBC Technologies, Mr. Mintzer held various
                                       sales and channel management positions at the Sperry
                                       Corporation and Reynolds & Reynolds.

NAME AND AGE                                      PRINCIPAL OCCUPATION INFORMATION
-------------------------------------  ------------------------------------------------------
Marshall Toplansky, 46...............  Mr. Toplansky joined Hayes in August 1996 as Vice
Vice President of Marketing            President of Marketing. Prior to joining Hayes, Mr.
                                       Toplansky was Chief Executive Officer of Core
                                       Strategies, a high technology consulting firm. Prior
                                       to Core Strategies, Mr. Toplansky served as Vice
                                       President of Marketing for U.S. Robotics, Inc.
Charles Riehm, 58....................  Mr. Riehm joined Hayes in October 1996 as Director of
Vice President of Engineering          Development. In April 1997, he was promoted to Vice
                                       President of Engineering. Mr. Riehm served as Vice
                                       President of Operations of SPE Microsystems, Inc. from
                                       1994 to 1996. Prior to SPE Microsystems, Inc., he
                                       served as Director of Communications Products of
                                       Silicom Systems, Inc.

COMMITTEES OF THE COMPANY'S BOARD

     The Company Board met six times during the Company's last fiscal year. The Company Board has established an Audit Committee (the "Audit Committee") and a Compensation Committee (the "Compensation Committee").

     The general functions of the Audit Committee include selecting the independent auditors (or recommending such action to the Company Board), evaluating the performance of the independent auditors and their fees for services, reviewing the scope of the annual audit with the independent auditors and the results of the audit with management and the independent auditors, consulting with management, internal auditors and the independent auditors as to the systems of internal accounting controls, and reviewing the nonaudit services performed by the independent auditors and considering the effect, if any, on their independence. The members of the Audit Committee are to be outside directors and are selected by the full Company Board. The current members of the Audit Committee are Barbara Perrier Dreyer and John Howard, the brother of Ronald Howard. During the Company's last fiscal year, the Audit Committee met several times in conjunction with meetings of the Company Board and Ms. Perrier Dreyer, on behalf of the Audit Committee, met several times with Company management and the Company's auditors.

     The Compensation Committee is authorized and directed to (i) review and approve the compensation and benefits of the Company's executive officers, (ii) review and approve the annual salary plans, (iii) review management organization and development, (iv) review and advise management regarding the benefits, including bonuses, and other terms and conditions of employment of other employees, (v) administer the Incentive Plan and the granting of options under that plan, the Directors' Plan and any other plans that may be established, (vi) review and recommend for the approval of the Company Board the compensation of directors, and (vii) determine the compensation and benefits of the Chief Executive Officer and review and approve, or modify if appropriate, the recommendations of the Chief Executive Officer with respect to compensation and benefits of other executive officers. The members of the Compensation Committee are to be outside directors and are selected by the full Company Board. The current members of the Compensation Committee are Paul Schaller and Arthur Samberg. The Compensation Committee met twice during the Company's last fiscal year.

COMPENSATION OF DIRECTORS

     Members of the Company Board who are also employees of the Company do not receive any additional compensation for service on the Company Board or any committees of the Company Board. Members of the Company Board who are not employees receive an annual retainer of $5,000 plus a stipend of $1,000 for each Company Board meeting attended. Non-employee directors receive additional stipends for service on committees of the Company Board of $1,000 per committee meeting not held on the same day as a Company Board meeting.

EXECUTIVE COMPENSATION

     The following table provides information with respect to the annual compensation for services in all capacities to Penril or the Company for fiscal years ended July 31, 1997, 1996 and 1995 of (i) the Company's chief executive officer and (ii) the other three most highly compensated executive officers of the Company (the "Named Executive Officers") who were employed by the Company at the end of fiscal 1997:

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                    ANNUAL                 COMPENSATION AWARDS
                                               COMPENSATION(1)      ---------------------------------
                                              ------------------                         ALL OTHER
NAME AND PRINCIPAL POSITION                   YEAR      SALARY      STOCK OPTIONS     COMPENSATION(2)
--------------------------------------------  ----     ---------    -------------     ---------------
Ronald Howard...............................  1997      $218,982       300,000(3)        $ 568,269
  Chairman of the Board,                      1996      $221,877       250,000(4)        $     784
  President and Chief                         1995      $200,000        30,000(4)        $   5,458
  Executive Officer
James Gallagher.............................  1997      $236,204        75,000(3)        $     200
  Vice President -- Sales                     1996      $188,293        20,000(4)        $     300
                                              1995      $167,786        10,000(4)        $     250
Mark Silverman(5)...........................  1997      $155,993        60,000(3)        $     200
  Vice President -- Research                  1996      $109,577        15,000(4)        $     300
  and Development                             1995      $105,674         5,000(4)        $     250
John Clary(6)...............................  1997      $155,993       225,000(3)        $      --
  Senior Vice President and Chief             1996            --            --                  --
  Operating Officer                           1995            --            --                  --

---------------
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical, group life insurance or other benefits which are available to all salaried employees of the Company, and certain perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the Named Executive Officer's salary and bonus shown in the table.

(2) Includes for fiscal 1997, $562,500 paid to Mr. Howard upon the closing of the Penril/Bay Merger in a change of control payment and $5,569 paid for one-half of the life insurance premium purchased on behalf of Mr. Howard, pursuant to the Mr. Howard's employment agreement with the Company. Includes for fiscal 1997 and 1996, $200 and $300 respectively paid for benefits to Mr. Howard, Mr. Gallagher and Mr. Silverman pursuant to the 401(k) plan. Includes for fiscal 1996 $274 for Mr. Howard, under the Penril Split Dollar Life Insurance Program and $210 for Mr. Howard paid to the Exec-u-Care Medical Insurance Trust.

(3) Represents options granted under Access Beyond's 1996 Long-Term Incentive Stock Option Plan. The options are exercisable at the price of $6.625 per share, the fair market value on the date of grant, except for 100,000 options granted to Mr. Clary which are exercisable at $4.00 per share, the exercise price on the date of grant.

(4) Represents options granted under Penril's 1980 Long-Term Incentive Stock Option Plan. The options were exercisable at prices varying from $2.31 to $8.00 per share, the fair market value on the date of grant. All options were exercised prior to the spin-off of the Company in November 1996.

(5) Mr. Silverman's employment with the Company terminated after the end of fiscal 1997.

(6) Mr. Clary joined Penril on August 5, 1996 as Vice President of Strategic Planning at an annual salary of $150,000. Mr. Clary's employment with the Company terminated after the end of fiscal 1997.

EMPLOYMENT AND CONSULTING AGREEMENTS

     The Employment Agreement dated November 18, 1996 between Ronald Howard and the Company provides for Mr. Howard serving as Chairman of the Board, President and Chief Executive Officer. Such employment agreement further provides for, among other things, a two year term of employment, an annual salary of $175,000, an opportunity for bonus compensation in an amount at least equal to his annual salary pursuant to a plan to be established by the Company Board, and benefits consistent with those normally provided by the Company to its executive employees as well as a $5.0 million term life insurance policy. Pursuant to such employment agreement, Mr. Howard was granted options to purchase 300,000 shares of Common Stock and is entitled to receive, upon a change of control of the Company, which includes transactions such as the Merger, a payment equal to two and one-half times his annual compensation. Upon the Effective Time, the November 18, 1996 Employment Agreement will terminate.

     Henry Epstein is a consultant to the Company under the terms of a November 18, 1996 consulting agreement (the "Epstein Agreement") between the Company and Ideonics, a financial and technology consulting firm owned by Mr. Epstein. The Epstein Agreement provides, among other things, for a four year consulting term with an annual consulting fee of $137,500. In addition, pursuant to the Epstein Agreement, the Company provides Ideonics with office space, secretarial assistance and health care benefits for Mr. Epstein. Mr. Epstein was the Chairman of the Board of both Penril and the Company until the Penril/Bay Merger and the Distribution, respectively.

     As of the Effective Time, the Company will enter into employment agreements with Messrs. Hayes and Howard. See "MERGER -- Interests of Certain Persons in the Merger."

RETIREMENT AND SAVINGS PLAN

     Access Beyond's Retirement and Savings Plan ("401(k) Plan") is a defined contribution plan that includes a "cash or deferred" option for participants, as described in Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Employees of Access Beyond who have completed 90 days of eligibility service ("Participants") are eligible to participate in the 401(k) Plan. The 401(k) Plan permits, but does not require Access Beyond to make matching contributions. In addition, Access Beyond may make discretionary contributions to the 401(k) Plan which will be allocated to each Participant based on the ratio of such Participant's eligible compensation to the total of all Participants' eligible compensation. Amounts contributed by Access Beyond vest as to 30% after 1 year of eligible service, 60% after 2 years of eligible service and 100% after 3 years of eligible service. Participants may elect to direct the investment of their contributions in accordance with the provisions of the 401(k) Plan. As a part of the Transfer, a retirement and savings plan of Penril ("Penril Plan") was transferred to the Company and active participation in the Penril Plan is limited to eligible employees of the Company.

     The following table sets forth certain information with respect to options granted during the year ended July 31, 1997 to the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                               ---------------------------------------------------   VALUE AT ASSUMED ANNUAL
                                             PERCENT OF                               RATES OF STOCK PRICE
                               SECURITIES   TOTAL OPTIONS                            APPRECIATION FOR OPTION
                               UNDERLYING    GRANTED TO     EXERCISE                        TERMS($)
                                OPTIONS     EMPLOYEES IN      PRICE     EXPIRATION   -----------------------
            NAME               GRANTED(#)    FISCAL YEAR    ($/SHARE)      DATE          5%          10%
-----------------------------  ----------   -------------   ---------   ----------   ----------   ----------
Ronald Howard................    300,000         20.4%        6.625        12/5/06   $1,249,928   $3,167,563
James Gallagher..............     75,000          5.1%        6.625        12/5/06      312,482      791,891
Mark Silverman...............     60,000          4.1%        6.625        12/5/06      249,986      633,513
John Clary...................    125,000          8.5%        6.625        12/5/06      520,803    1,319,818
                                 100,000          6.8%        4.00          6/4/07      251,558      637,497

OPTION EXERCISES AND HOLDINGS

     The following table sets forth certain information concerning each exercise of stock options, during the fiscal year ended July 31, 1997 by the Named Executive Officers and unexercised stock options held by the Named Executive Officers as of the end of such fiscal year.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                                                  VALUE OF
                                                            NUMBER OF                            UNEXERCISED
                                                           UNEXERCISED         PER SHARE        IN-THE-MONEY
                                SHARES                   OPTIONS/SARS AT   EXERCISE PRICE OF   OPTIONS/SARS AT
                              ACQUIRED ON     VALUE      FISCAL YEAR-END      UNEXERCISED      FISCAL YEAR-END
                               EXERCISE      REALIZED     EXERCISABLE/     OPTIONS AT FISCAL    EXERCISABLE/
            NAME                (#)(1)        ($)(2)     UNEXERCISABLE(3)      YEAR-END        UNEXERCISABLE(4)
----------------------------  -----------   ----------   ---------------   -----------------   ---------------
Ronald Howard...............    370,000     $1,697,125     --/300,000          $6.625              --/--
James Gallagher.............     75,000        611,695     --/ 75,000          $6.625              --/--
Mark Silverman..............     40,000        286,481     --/ 60,000          $6.625              --/--
John Clary..................       none           none     --/225,000        $4.00-6.625        --/$125,000

---------------
(1) Reflects shares of Penril's common stock acquired prior to the Spin-off transaction pursuant to the exercise of options under Penril's 1986 Long-Term Incentive Stock Option Plan.

(2) Reflects the difference between the exercise price of the options exercised under Penril's 1986 Long-Term Incentive Stock Option Plan, and the market price of Penril's common stock on the date of exercise.

(3) Reflects only stock options granted under the Company's 1996 Long-Term Incentive Plan; the Company does not grant SARs.

(4) Based on the fiscal year-end per share closing price of $5.25 (as reported on the NASDAQ/NMS on July 31, 1997), 100,000 options held by Mr. Clary were in-the-money.

THE AMENDED AND RESTATED 1996 INCENTIVE OPTION PLAN

     The Company Board unanimously adopted and approved the Company's 1996 Incentive Long-Term Option Plan on November 18, 1996, and unanimously adopted the plan, as amended and restated, on February 4, 1997 (the "Incentive Plan"). The Incentive Plan was approved by the stockholders of the Company at a Special Meeting on March 6, 1997. On December 5, 1996, the Compensation Committee granted 1,080,000 options to officers and key employees of the Company at an exercise price of $6.625, on February 4, 1997, an additional 75,000 options were granted at an exercise price of $6.75 and on June 4, 1997, an additional 314,000 options were granted at an exercise price of $4.00, which was the fair market value of shares of Common Stock on each such day, determined in accordance with the provisions of the Incentive Plan. All of such options vest at the rate of 30% after one (1) year, 60% after two (2) years and 100% after three (3) years, subject to acceleration in certain circumstances. The grant of options prior to March 6, 1997 was conditioned upon the approval of the Incentive Plan by the stockholders of the Company, which was obtained at the Special Meeting of Stockholders on March 6, 1997.

     The purpose of the Incentive Plan is to encourage ownership of Common Stock of the Company by officers, key employees, consultants, advisors and other service providers ("Eligible Persons"), to encourage their continued employment with the Company and providing of services to the Company and to provide them with additional incentives to promote the success of the Company.

     The Incentive Plan authorizes the grant to Eligible Persons of options ("Options") consisting of "incentive stock options," as that term is defined under the provisions of Section 422 of the Code and non-qualified stock options. There are 2,000,000 shares of Common Stock available for granting of Options under the Incentive Plan. The Compensation Committee administers the Incentive Plan and has sole discretion to determine those Eligible Persons to whom Options will be granted, the number of Options granted, the provisions applicable to each Option and the time periods during which Options may be exercisable; provided, however, that no person may receive Options to acquire more than 500,000 shares of Common Stock during any given year. The Compensation Committee has complete authority to interpret all provisions of the Incentive Plan, to prescribe, amend, and rescind rules and regulations for its administration, and to make all other determinations necessary or advisable for the administration of the Incentive Plan.

     Options may be granted to such Eligible Persons as the Compensation Committee, in its discretion, shall determine. In determining the Eligible Persons to whom Options shall be granted and the number of shares of Common Stock to be issued or subject to purchase or issuance under such Options, the Compensation Committee shall take into account the recommendations of the Company's management as to the duties of the Eligible Persons, their present and potential contributions to the success of the Company and its subsidiaries, and such other factors as the Compensation Committee shall deem relevant in connection with accomplishing the purposes of the Incentive Plan. No Option shall be granted to any member of the Compensation Committee so long as his or her membership on the Compensation Committee continues or to any member of the Company Board who is not also an officer, employee or consultant of the Company or any subsidiary.

     As a condition to the grant of an Option under the Incentive Plan, an optionee must enter into two agreements with the Company: (1) an Assignment of Inventions and Non-Disclosure Agreement ("Confidentiality Agreement") and (2) a Non-interference Agreement ("Non-Interference Agreement").

     The Compensation Committee may grant incentive stock options, non-qualified stock options, or a combination of the two. The exercise price of each incentive stock option may not be less than the fair market value of the Common Stock on the date of grant. Under the Incentive Plan, fair market value is generally the closing price of the Common Stock on NASDAQ/NMS on the last business day prior to the date on which the value is to be determined. Unless the Compensation Committee determines otherwise, the option price per share of any non-qualified stock option will be the fair market value of the shares of Common Stock on the last business day immediately preceding the date on which the option is granted. The exercise price of each incentive stock option granted to any stockholder possessing more than 10% of the combined voting power of all classes of capital stock of the Company, or, if applicable, a parent or subsidiary of the Company, on the date of grant must not be less then 110% of the fair market value on that date. In addition, no Eligible Person may be granted an incentive stock option to the extent the aggregate fair market value, as of the date of grant, of the stock with respect to which incentive stock options are first exercisable by such Eligible Person during any calendar year exceeds $100,000.

     No Option shall be exercisable more than ten (10) years from the date it was granted. Options granted as incentive stock options shall not be exercisable more than five (5) years from the date of grant. Options shall be subject to earlier termination as provided for in the Incentive Plan.

     Unless the Compensation Committee determines otherwise, Options may be exercised as to 30% of the shares subject to an Option at any time after the first anniversary of the date of grant, as to 60% of the shares subject to an Option at any time after the second anniversary of the date of grant and as to all shares subject to an Option at any time after the third anniversary of the date of grant.

     Options granted under the Incentive Plan are non-transferable except (a) by will or the laws of descent and distribution or (b) pursuant to a qualified domestic relations order as defined in the Code or in the Employee Retirement Income Security Act of 1974, as amended.

     Pursuant to the Incentive Plan, Options are terminated upon the termination of the Eligible Person's employment or other relationship with the Company, for
(i) cause, (ii) voluntarily without the written consent of the Company or (iii) upon a breach or threatened breach of the Confidentiality Agreement or Non-Interference Agreement (entered into by the Eligible Persons upon the grant of the Option). Upon any other termination of the employment or such other relationship with the optionee (other than in (i)-(iii) above), the vested portion of the Option is exercisable within three months after the date of such termination (but not beyond the term of the Option). If an optionee dies while in the employ of the Company or while providing consulting or other services to the Company or dies within three months after the termination of employment or such other relationship with the Company (other than a termination in (i)-(iii) above), then the vested portion of the Option may be exercised by a legatee or legatees or by his or her personal representative, at any time within one year after his or her death (but not beyond the term of the Option). If the employment or other relationship of an optionee terminates upon disability (as defined in Section 221(e)(3) of the Code) such person may exercise the vested portion of the Option for one year after the date of termination of employment (but not beyond the term of the Option).

     An optionee entitled to exercise an Option shall do so by delivery of a written notice to that effect specifying the number of shares of Common Stock with respect to which the Option is being exercised. The notice shall be accompanied by payment in full of the purchase price of any shares of Common Stock to be purchased, which payment may be made in cash or, upon authorization by the Compensation Committee, in shares of Common Stock.

     Options granted under the Incentive Plan are subject to adjustment upon a recapitalization, stock split, stock dividend, merger, reorganization, liquidation, extraordinary dividend or other similar event affecting the Common Stock.

     In the case of a "change in control" of the Company, each Option granted under the Incentive Plan will terminate 90 days after the occurrence of such "change in control" and an officer, employee or consultant will generally have the right, commencing at least five days prior to the "change in control" and subject to any other limitation on the exercise of the Option (but without regard to any vesting limitations) in effect on the date of exercise, to immediately exercise any Option in full to the extent not previously exercised. Under the Incentive Plan, the transactions contemplated by the Merger Agreement will not constitute a change in control and options granted under the Incentive Plan will not become fully vested as a result of the Merger unless, as to each such option holder, his employment is terminated without good cause within nine months following the Effective Time.

     The Incentive Plan will terminate ten (10) years after adoption and Options will not be granted under the Incentive Plan after that date although the terms of any Option may be amended in accordance with the Incentive Plan at any date prior to the end of the term of such Option. Any Options outstanding at the time of termination of the Incentive Plan will continue in full force and effect according to the terms and conditions of the Option and the Incentive Plan.

     The Incentive Plan may be amended by the Company Board, provided that stockholder approval will be necessary to the extent required under Section 422 of the Code or Rule 16b-3 of the General Rules and Regulations of the Exchange Act, and provided further that no amendment may impair any rights of any holder of an Option previously granted under the Incentive Plan without the holder's consent.

     Some of the Options granted under the Incentive Plan are intended to qualify as incentive stock options for federal income tax purposes as described in Section 422 of the Code. Generally, an optionee recognizes no taxable income upon either the grant or exercise of an incentive stock option, although the difference between the exercise price and the fair market value of the stock on the date of exercise is an item of tax preference in computing the optionee's alternative minimum tax liability, if any. If certain holding period requirements are met, gain or loss on a subsequent sale of the stock by the optionee is taxed at capital gain rates. Generally, long-term capital gains rates will apply to the optionee's full gain at the time of the sale of the stock, provided that: (i) no disposition of the stock is made within two (2) years from the date of grant of the Option nor within one (1) year after the acquisition of such stock, and (ii) the Option is exercised within three months of the optionee's termination of employment (one year in the event of disability).

     A sale, exchange, gift or other transfer of legal title of stock acquired pursuant to an incentive stock option within two (2) years from the date of grant or within one (1) year after acquisition of the stock pursuant to exercise of the option constitutes a disqualifying disposition. A disqualifying disposition involving a sale or exchange produces taxable income to the optionee, and an income tax deduction to the Company, in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the option price or (ii) the amount realized on disposition minus the option price. Otherwise, generally, neither issuance nor exercise of an incentive stock option nor the disposition of the underlying stock produces a deduction for the Company. A disqualifying disposition as a result of a gift produces taxable income to the optionee in an amount equal to the difference between the option price and the fair market value of the stock on the date of exercise

     Some of the Options granted under the Incentive Plan may also be considered to be so-called non-qualified stock options for federal income tax purposes. An optionee recognizes no taxable income upon the grant of such stock options. Generally, Section 83 of the Code requires that, upon exercise of an option, the optionee recognizes ordinary income in an amount equal to the difference between the option exercise price and the fair market value of the shares on the date of exercise; and such amount, subject to certain limitations, is deductible as an expense by the Company for federal income tax purposes. The ordinary income resulting from the exercise of such options is subject to applicable withholding taxes. Generally, any profit or loss on the subsequent disposition of such shares is short-term or long-term capital gain or loss, depending upon the holding period for the shares.

THE AMENDED AND RESTATED 1996 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     The Company Board unanimously adopted and approved the Company's 1996 Non-employee Directors' Stock Option Plan on November 18, 1996, and unanimously adopted the plan, as amended and restated, on February 4, 1997 (the "Directors' Plan"). The Directors' Plan was approved by the stockholders of the Company at a Special Meeting on March 6, 1997. In accordance with the provisions of the Directors' Plan, each non-employee director, or his or her designee(s), was granted 25,000 options ("Options") under the Directors' Plan on November 18, 1996, at the exercise price of $7.7375, which was the fair market value of shares of Common Stock on such day, based on the average of the closing price of the Common Stock for the 10 day period of November 19, 1996 to December 3, 1996, in accordance with the provisions of the Directors' Plan. All of such Options vest at the rate of 30% after one (1) year, 60% after two (2) years and 100% after three (3) years, subject to acceleration in certain circumstances, including the occurrence of a transaction such as the Merger. The grant of these Options was conditioned upon the approval of the Directors' Plan by the stockholders of the Company, which was obtained at the Annual Meeting of stockholders on March 6, 1997.

     The Directors' Plan is intended to encourage non-employee directors of the Company ("Eligible Directors") to acquire or increase their ownership of Common Stock on reasonable terms, and to foster a strong incentive to put forth maximum effort for the continued success and growth of the Company. The Directors' Plan provides for the granting of non-qualified stock options to purchase 250,000 shares of Common Stock to current and future Eligible Directors.

     The Directors' Plan is administered by the Compensation Committee. The principal terms of the Option grants are fixed in the Directors' Plan. Therefore, the Compensation Committee has no discretion to select which Eligible Directors receive Options, the number of shares of Common Stock included in any grant, or the exercise price of options.

     Immediately prior to the Distribution, each of the then identified Eligible Directors, or his or her designee(s), was granted an Option to purchase 25,000 shares of Common Stock. Each Eligible Director who subsequently joins the Company Board will be granted on the first business day following the first day of his or her term, an Option to purchase 25,000 shares of Common Stock. On the fifth business day after the Company's Annual Report on Form 10-K is filed with the Commission for each fiscal year that the Directors' Plan is in effect, each person who is an Eligible Director on such date will receive an additional Option to purchase 5,000 shares of Common Stock. Accordingly, on October 21, 1997, each Eligible Director received an additional Option to purchase 5,000 shares of Common Stock. If the number of shares available for grant under the Directors' Plan on a scheduled date of grant is insufficient to make all the grants, then Each Eligible Director will receive an Option to purchase a pro rata number of the available shares.

     250,000 shares of Common Stock (subject to adjustment) have been reserved for issuance by the Company under the Directors' Plan. Any shares of Common Stock subject to an option which, for any reason, terminates unexercised or expires, shall be available again for issuance under the Directors' Plan.

     The Option price per share is the fair market value of the shares of Common Stock on the date of grant. Under the Directors' Plan, fair market value is generally the closing price of the Common Stock on NASDAQ/NMS on the last business day prior to the date on which the value is to be determined; provided, however, that with respect to the Options granted immediately prior to November 18, 1996, fair market value means the average of the daily closing price of the Common Stock for the first ten (10) consecutive trading days that Common Stock is traded on NASDAQ/NMS other than on an "as issued" or "when issued" basis, calculated to the nearest cent, as determined by the Company.

     Options granted under the Directors' Plan are exercisable for a term of ten
(10) years from the date of grant, subject to earlier termination, and may be exercised as follows: (a) any Option granted as of the effective date of the Director's Plan or as the first day of an Eligible Director's initial term on the Company Board may be exercised as to 30% of the shares subject to such option at any time after the first anniversary of the date of grant, as to 60% of the shares subject to such option at any time after the second anniversary of the date of grant, and as to all shares subject to such option at any time after the third anniversary of the date of grant and (b) any other Options may be exercised at any time after the third anniversary of the date of grant.

     Options granted under the Directors' Plan are non-transferable other than by will or pursuant to the laws of descent and distribution or pursuant to a qualified domestic relations order.

     In the event that an Eligible Director ceases to be a member of the Company Board (other than by reason of death or disability), an option may be exercised by the director (to the extent the director was entitled to do so at the time he ceased to be a member of the Company Board) at any time within seven months after he ceases to be a member of the Company Board, but not beyond the term of the option. If the Eligible Director dies or becomes disabled while he is a member of the Company Board or within seven months thereafter, an option may be exercised (to the extent the director was entitled to do so as of the date of his death or the termination of his directorship by reason of his disability) by a legatee of the director under his will, or by him or his personal representative or distributees, as the case may be, at any time within 12 months after his death or disability, but not beyond the term of the Option.

     An Eligible Director entitled to exercise an Option shall do so by delivery of a written notice to that effect specifying the number of shares of Common Stock with respect to which the Option is being exercised. The notice shall be accompanied by payment in full of the purchase price of any shares of Common Stock to be purchased, which payment may be made in cash or, upon authorization by the Committee, in shares of Common Stock of the Company that such Eligible Director has held for more than six (6) months.

     In accordance with Rule 16b-3(d)(3) promulgated under the Exchange Act, Eligible Directors are not permitted to dispose of the shares of Common Stock underlying an option granted pursuant to the Directors' Plan during the six month period commencing from the date of the acquisition of such option.

     Options granted under the Directors' Plan are subject to adjustment upon a recapitalization, stock split, stock dividend, merger, reorganization, liquidation, extraordinary dividend or other similar event affecting the Common Stock.

     Upon a "change of control" of the Company, which includes transactions such as the Merger, each option granted under the Directors' Plan will terminate on the later of (i) 90 days after the occurrence of such "change of control" and
(ii) seven months following the date of grant of each Option, and an Option holder will have the right, commencing at least five days prior to the "change of control" and subject to any other limitation on the exercise of the option (except without regard to any vesting limitations) in effect on the date of exercise, to immediately exercise any options in full, to the extent they have not previously been exercised.

     The Directors' Plan will terminate on November 18, 2006 and options may not be granted under the Directors' Plan after that date, although the terms of any Option may be amended in accordance with the Directors' Plan at any date prior to the end of the term of such option. Any options outstanding at the time of termination of the Directors' Plan will continue in full force and effect according to the terms and conditions of the option and the Directors' Plan.

     The Directors' Plan may be amended by the Company Board, provided that stockholder approval will be necessary to the extent required under Rule 16b-3 of the General Rules and Regulations of the Exchange Act, and no amendment may impair any of the rights of any holder of an option previously granted under the Directors' Plan without the holder's consent.

     The tax treatment of Options granted under the Directors' Plan will be the same as the tax treatment for non-qualified Options discussed under the Incentive Plan above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is composed of Paul Schaller and Arthur Samberg. Neither Mr. Schaller nor Mr. Samberg is or was an officer or employee of the Company.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  Introduction

     The Compensation Committee is responsible for determining and administering the Company's compensation policies for the remuneration of the Company's officers. The Compensation Committee annually evaluates individual and corporate performance from both a short-term and long-term perspective.

  Philosophy

     The Company's executive compensation program seeks to encourage the achievement of business objectives and superior corporate performance by the Company's executives. The program enables the Company to reward and retain highly qualified executives and to foster a performance-oriented environment wherein management's long-term focus is on maximizing stockholder value through equity-based incentives. The program calls for consideration of the nature of each executive's work and responsibilities, unusual accomplishments or achievements on the Company's behalf, years of service, the executive's total compensation and the Company's financial condition generally.

  Components of Executive Compensation

     Historically, the Company's executive employees have received cash-based and equity-based compensation.

     Cash-Based Compensation. Base salary represents the primary cash component of an executive employee's compensation, and is determined by evaluating the responsibilities associated with an employee's position at the Company and the employee's overall level of experience. In addition, the Compensation Committee, in its discretion, may award bonuses. The Compensation Committee and the Board believe that the Company's management and employees are best motivated through stock option awards and cash incentives.

     Equity-Based Compensation. Equity-based compensation principally has been in the form of stock options. The Compensation Committee and the Board believe that stock options represent an important component of a well-balanced compensation program. Because stock option awards provide value only in the event of share price appreciation, stock options enhance management's focus on maximizing long-term stockholder value and thus provide a direct relationship between an executive's compensation and the stockholders' interests. No specific formula is used to determine stock option awards for an employee. Rather, individual award levels are based upon the subjective evaluation of each employee's overall past and expected future contributions to the success of the Company.

  Compensation of the Chief Executive Officer

     The philosophy, factors and criteria of the Compensation Committee generally applicable to the Company's officers are also applicable to the Chief Executive Officer. The Chief Executive Officer's salary for 1997 was based on his existing employment agreement with the Company. The Chief Executive Officer did not receive a bonus in 1997. The stock option to purchase 300,000 shares of Common Stock granted to the Chief Executive Officer in November 1996 was in recognition of his anticipated significant contributions to the Company.

                                          Paul Schaller
                                          Arthur Samberg

                       SECURITY OWNERSHIP OF THE COMPANY

     The following table sets forth the beneficial ownership of Common Stock as of November 18, 1997, by each director and Named Executive Officer of the Company and all directors and executive Officers of the Company as a group, as well as by any person known by the Company to own beneficially more than 5% of the Common Stock of the Company, based upon such person's reported ownership of Common Stock in filings made with the Commission pursuant to Sections 13(d) and 13(g) of the Exchange Act as of November 18, 1997 and projected as of the Effective Time. The information in this table was based in part on information supplied by the named individuals.

                                   NUMBER OF SHARES OF        PERCENTAGE        PERCENTAGE        PERCENTAGE        PERCENTAGE
                                      COMMON STOCK          OWNERSHIP AS OF   OWNERSHIP AS OF   OWNERSHIP AS OF   OWNERSHIP AS OF
NAME AND ADDRESS OF BENEFICIAL  BENEFICIALLY OWNED AS OF     NOVEMBER 18,      THE EFFECTIVE     NOVEMBER 18,      THE EFFECTIVE
OWNER                             NOVEMBER 18, 1997(1)         1997 (1)         TIME(1)(11)       1997(1)(12)     TIME(1)(11)(13)
------------------------------  -------------------------   ---------------   ---------------   ---------------   ---------------
Ronald Howard.................           1,018,603(2)              8.1%             1.7%               6.9%             1.5%
John Howard...................              30,000(3)           *                 *                 *                 *
Barbara Perrier Dreyer........              50,000(3)(4)        *                 *                 *                 *
Arthur Samberg................           1,955,000(3)(5)(6)       15.6%             3.4%              13.3%             2.9%
Paul Schaller.................              30,000(3)           *                 *                 *                 *
James Gallagher...............              22,500(7)           *                 *                 *                 *
ALL DIRECTORS AND EXECUTIVE
 OFFICERS AS A GROUP (6
 PERSONS).....................           3,106,103(8)             24.4%             5.3%              20.9%             4.6%
Richard Chilton, Jr. 399 Park
 Avenue New York, New York
 10022........................             672,800(9)              5.4%             1.2%               4.6%           *
Pequot Partners Fund, L.P. and
 Pequot International Fund,
 Inc. 354 Pequot Avenue
 Southport, Connecticut
 06490........................           1,485,600(5)             11.9%             2.5%              10.1%             2.2%
Cramer Partners, L.P. 100 Wall
 Street, 8th Floor New York,
 New York 10004...............           3,052,800(10)            24.4%             5.2%              20.8%             4.5%

---------------
 (*) Less than 1%

 (1) Includes, in certain instances, shares held in the name of an executive officer's or director's spouse or minor children, the reporting of which is required by applicable rules of the Commission, but as to which shares the executive officer or director may have disclaimed beneficial ownership. Beneficial ownership includes (i) 115,500 shares issuable upon exercise of options granted under the Incentive Plan and (ii) 120,000 shares issuable upon exercise of options granted under the Director's Plan, assuming that the Merger is consummated within 60 days of the date of this Proxy Statement/Prospectus.

 (2) Includes 90,000 shares of Common Stock issuable upon the exercise of an option. Does not include additional shares of Common Stock issuable to Mr. Howard in lieu of a $437,500 cash bonus payable upon a change in control.

 (3) Includes 30,000 shares of Common Stock issuable upon the exercise of an option, assuming that the Merger is consummated within 60 days of the date of this Proxy Statement/Prospectus.

 (4) Mrs. Perrier Dreyer and her husband, John Dreyer, have shared voting and dispositive power with respect to these shares.

 (5) Includes 787,100 shares of Common Stock owned by Pequot Partners Fund, L.P., a Delaware limited partnership whose general partner and investment manager is Pequot General Partners, LLC, a Connecticut limited liability company ("General Partners") and 698,500 shares of Common Stock owned by Pequot International Fund, Inc., a British Virgin Islands corporation, whose investment manager is DS International Partners, L.P., a Delaware limited partnership ("International Partners"). (Pequot Partners Fund, L.P. and Pequot International Fund, Inc. are together referred to as the "Funds"). Mr. Samberg is a General Partner and senior portfolio manager of each of the Funds. General Partners and International Partners (together, the "Partners") are the beneficial owners, as such term is used in Rule 13d-3 of the Exchange Act of the shares of Common Stock owned by the

     Fund for which they act as investment manager, respectively. The Partners may be deemed to constitute a group as such term is used in Section 13(d)(3) of the Exchange Act. Each of the Partners disclaims beneficial ownership of the Common Stock beneficially owned by the other Partners.

 (6) Includes 86,500 shares of Common Stock owned by Dawson-Samberg Capital Management, Inc., of which Mr. Samberg is President, and 352,900 shares of Common Stock owned by Pequot Endowment Fund, L.P., a Delaware limited partnership ("Endowment Fund") whose general partner and investment manager is Pequot Endowment Partners, L.P., a Delaware limited partnership. Mr. Samberg is a General Partner and senior portfolio manager of Endowment Fund.

 (7) Includes 22,500 shares of Common Stock issuable upon the exercise of an option.

 (8) Includes (i) 115,500 shares issuable upon exercise of options granted under the Incentive Plan and (ii) 120,000 shares issuable upon exercise of options granted under the Director's Plan, assuming that the Merger is consummated within 60 days of the date of this Proxy Statement/Prospectus.

 (9) According to the Amendment No. 1 to the Schedule 13D, dated March 21, 1997, includes shares of Common Stock held by Chilton Investment Partners, L.P. ("Chilton Partners"), a Delaware limited partnership, Chilton Opportunity Trust, L.P. ("Chilton Trust"), a Delaware limited partnership, or managed accounts over which Mr. Chilton has investment discretion. Mr. Chilton is the general partner of Chilton Investments, L.P. ("Chilton Investments"), a Delaware limited partnership, and Olympic Equity Partners, L.P., a Delaware limited partnership ("Olympic"). Chilton Investments is the general partner of Chilton Partners. Olympic is the general partner of Chilton Trust, serves as the investment advisor to Chilton International (BVI) Ltd., a British Virgin Islands corporation, and advises several managed accounts.

(10) James J. Cramer, President of J.J. Cramer & Co., and Karen Cramer, Vice President of J.J. Cramer & Co., have shared voting and dispositive power with respect to these shares.

(11) Assumes consummation of the Merger, the issuance of additional shares of Common Stock based upon the Conversion Ratio and no change in beneficial ownership from November 18, 1997.

(12) Assumes $10.0 million of the 6% Convertible Stock is converted into Common Stock at $4.65375 which is 85% of the five day average closing bid price prior to November 18, 1997.

(13) Assumes $45.0 million of the 6% Convertible Stock is converted into Common Stock at $4.65375, $35.0 million of which is converted immediately following the Merger.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Upon the Effective Time, Messrs. Hayes and Howard will have employment agreements with the Company, the terms of which are described in "MANAGEMENT -- Interests of Certain Persons in the Merger" above.

                            STOCK PERFORMANCE GRAPH

     The following graph compares the monthly percentage change in cumulative stockholder return on the Common Stock since November 18, 1996, the date on which the Common Stock began trading on NASDAQ/NMS with (i) the cumulative total return on the NASDAQ/NMS Stock Market Index, and (ii) Hambrecht and Quist Technology Index selected by the Company (see below). The figures presented below assume a reinvestment of all dividends paid on the applicable dividend payment date and that $100 was invested in the Company's Common Stock, and in the stock of the companies comprising each of the indices, and such stock was held through July 31, 1997.

                                      LOGO

     The Hambrecht and Quist Technology Index is based upon stock prices of approximately 275 electronic manufacturing and service companies, including computer hardware, computer software, semiconductor, communications and information services companies.

                                ACCESS BEYOND'S
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     In the fourth quarter of fiscal 1996, Penril took actions to strategically restructure the business to focus on the remote access connectivity products, to reduce costs and improve competitiveness for the long-term. This restructuring plan included the elimination of the VCP and BRX product lines and the introduction of the new remote access product line. As described more fully in
Note 2 to the Company's Consolidated Financial Statements, Penril recorded a restructuring charge in the fourth quarter of fiscal 1996 of $9.7 million. As of July 31, 1997, the Company had completed all phases of the restructuring plan and does not anticipate any additional cost associated with this plan.

     In the first quarter of fiscal 1997, prior to the spin-off of the Company, Penril received approximately $6.1 million from the exercise of employee and director stock options. The cash generated from these exercises was used for the expenditures related to the merger and spin-off of the Company. These expenditures included legal and accounting fees of approximately $700,000, investment banker fees of $1.6 million, and change of control payments to certain officers of Penril of $1.8 million. Also in the first quarter of fiscal 1997, prior to the spin-off of the Company, Penril received the following; $3.5 million in cash from Standard Micro Systems Corp. for settlement of the law suit with Penril, and $1.6 million in cash and $2.8 million in notes from the sale of its TPI subsidiary. As of July 31, 1997, a balance of $980,000 on the TPI note was past due. The Company reserved the unpaid balance of this note with a charge in the fourth quarter of fiscal 1997 of $980,000 to loss on disposal of discontinued operations.

     On November 18, 1996, as a result of the merger between Penril and Bay, certain assets and liabilities related to the modem business were transferred to Bay. The assets included $2.5 million in accounts receivables, $2.7 million in inventory, $1.7 million in deferred tax assets, and $761,000 in other assets. The liabilities included a $4 million line of credit, $1.5 million in accounts payables, and $887,000 in other liabilities. All cash and rights to future cash from the sale of TPI were spun-off to the Company pursuant to the merger agreement with Bay. In addition, the Company received $1.5 million in cash from Bay pursuant to the Transitional Services Agreement between Penril and the Company.

     In March 1997, the Company entered into an agreement with Hibbing in which Hibbing will manufacture and sell printed circuit card products to the Company. Under the agreement, Hibbing has the right to use the lower level of the Company's Gaithersburg, Maryland, facility as well as certain equipment needed for the manufacturing process. Hibbing will pay the Company 50% of the monthly rent and utilities associated with that facility, and will pay the current installment amounts on the equipment that the Company leases. This agreement expires August 31, 1998 at which time Hibbing shall have the option to purchase all of the equipment covered under the agreement and the Company will assign all right, title and interest in the covered leases and equipment to Hibbing in exchange for Hibbing's agreement to pay and perform the Company's obligations under those leases.

     In May 1997, the Company and Paradyne Corporation, a Delaware corporation ("Paradyne"), entered into the 2290 Remote Access Gateway ("Hawk") Technology Transfer Agreement (the "Technology Agreement") pursuant to which Paradyne (i) transferred to the Company technology relating to certain open remote dial access cards (in the form of a comprehensive set of specifications, technical information, hardware and software)(the "Hawk Technology"), (ii) sold to the Company certain inventory, tools and equipment used in the application of the Hawk Technology to develop and manufacture products, ("Hawk Products") which include the Hawk Technology, (iii) licensed to the Company certain intellectual property in connection with the Hawk Technology, and (iv) agreed to provide the Company with technical, engineering, manufacturing and marketing support, for an aggregate purchase price of 503,704 shares of the Common Stock (the "Paradyne Shares"), and $425,000 in cash. The Company and Paradyne also entered into a Stock Purchase Agreement, dated as of May 2, 1997 (the "Purchase Agreement"), pursuant to which the Company sold and issued the Paradyne Shares to Paradyne. Pursuant to the Purchase Agreement, the Company has registered the Paradyne Shares for resale by Paradyne under the Securities Act.

     On June 30, 1997, the Company sold the assets of its EMI subsidiary to a company principally owned by the former president of EMI and received $2.0 million in cash, $1.5 million in subordinated term notes, and $500,000 in warrants (repayment terms of the notes and warrants are more fully described in Note 3 to the Company's Consolidated Financial Statements). In accordance with the Securities and Exchange Commissions' Staff Accounting Bulletin No. 81, "Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity", a provision was charged to Loss from Disposal of Discontinued Operations for the outstanding balance of the subordinated term notes and warrants at July 31, 1997 of 2.0 million. The Company fully expects to collect these notes and warrants, however the repayments will be recorded as income when received due to the highly leveraged structure of the buyer. The purchase price was determined by arms-length negotiation.

     The cash received from the sources described above was used to fund the Company's loss from continuing operations for fiscal 1997 of $13.9 million. Contributing to the Company's cash flow in fiscal 1997 was the reduction of accounts receivable of $1.4 million (after adjusting for the transfer of accounts receivable to Bay). This reduction was the result of lower sales volumes in fiscal 1997 compared to fiscal 1996.

     The Company's inventories and accounts payables declined by $600,000 and $1.1 million respectively (after adjusting for the transfer of inventory and accounts payable to Bay), as a result of the lower level of business and the outsourcing of its board level manufacturing to Hibbing Electronics, Inc.

     In August 1997, the Company completed a reduction in force of 19 employees which, in combination with reductions in other expenses, is expected to result in an annual savings of approximately $2.0 million.

     On October 2, 1997, the Company obtained a secured working capital facility of $3.0 million with borrowings based on qualified accounts receivable and inventory.

     On November 12, 1997 the Company and several investors entered into a Preferred Stock Investment Agreement pursuant to which the Company agreed to sell to the Investors up to 45,000 shares of the Company's 6% Convertible Stock, with a liquidation preference of $1,000 per share, at a purchase price of $1,000 per share. On November 12, 1997 10,000 shares of 6% Convertible Stock were sold for $10,000,000. The Preferred Stock Investment Agreement provides that up to 35,000 shares of 6% Convertible Stock will be purchased for $1,000 per share (up to $35,000,000) immediately following closing of the Merger, provided that no material adverse change occurs in the interim. See "Ratification of Preferred Stock Investment Agreement."

     The ability of the Company to generate adequate cash for operational and capital needs is dependent on the success of the Company to increase sales of its new Access Beyond products including the AB2400/4400 and the "Hawk," coupled with the collection of cash from notes received in the sale of its TPI and EMI subsidiaries. In addition it may seek to raise cash from other sources including sales of securities or other assets of the Company.

RESULTS OF OPERATIONS

     The Company was incorporated on July 23, 1996, and filed a Form S-1 Registration Statement with the Securities and Exchange Commission which became effective October 17, 1996. On November 18, 1996 Penril distributed a dividend to its stockholders of record of one share of common stock of Access Beyond for each share of Penril common stock held. Penril transferred all of the assets and liabilities of Penril's remote access business to Access Beyond before becoming a wholly owned subsidiary of Bay on November 18, 1996. As the successor company to Penril, the Company retains the historical financial information of Penril through November 18, 1996, when Penril was merged into Bay. For accounting purposes, the disposition of the modem business, as a result of the merger agreement with Bay, has been accounted for as a reduction of paid in capital. For purposes of this discussion, revenue and expenses that could be specifically identified with the modem business ("Modem Products") are shown separately from the Company's Access Beyond and LAN/Host Access Products (the "Company's Products"). Certain expenses that could not be specifically identified with the modem business were included with the Company's business, consequently the expenses reported for the Company's business in fiscal 1996 and 1995 are in excess of those that would have been incurred had the Company been a stand alone entity at that time. The results of operations from the discontinued operations of the EMI and TPI subsidiaries are not included in this discussion. Dollar amounts are reported in thousands.

FISCAL 1997 COMPARED TO FISCAL 1996

                                                            JULY        JULY
                                                             31,         31,
                                                            1997        1996        CHANGE
                                                           -------     -------     --------
    Revenues:
      The Company's Products.............................  $13,772     $19,916     $ (6,144)
      Modem Products.....................................    4,228      19,519      (15,291)
                                                           -------     -------     --------
                                                           $18,000     $39,435     $(21,435)
                                                           =======     =======     ========

     Revenues from the Company's Products declined in fiscal 1997 as a result of the delay in launching the new Access Beyond products including the AB2400/4400 models. These models were released in the fourth quarter of fiscal 1997. In addition, there was a continued decline in the market demand for the Company's CSX terminal servers and VCX multiplexers which represent older technology. The Company believes that the new Access Beyond products are competitively priced and will generate revenues over the next fiscal year to offset the decline in revenues from the older LAN and Host Access products. Revenues from Modem Products declined because of the sale of the modem product business to Bay in November 1996.

     Exports represented 21% of the Company's total revenues in fiscal 1997 and 32% of the Company's revenues in fiscal 1996. Revenues from the Company's foreign subsidiary, which is primarily a sales and marketing operation in England, represented 20% of the Company's total revenues in fiscal 1997 and 19% of the Company's total revenues in fiscal 1996. The Company does not believe it has any significant exposure to exchange rate risk.

     In the three years ended July 31, 1997, 1996, and 1995, foreign operations have generated net losses after eliminations of $164,000, $401,000, and $49,000 respectively, while domestic operations generated net losses of $13.7 million, $20.3 million and $5.1 million respectively. The Company's foreign operation consists of a sales and distribution facility. The net losses from the Company's foreign operation is due to greater price competitiveness, which has caused a decline in gross profit margins. The net losses from the Company's domestic operations in fiscal 1996 included a restructuring charge of $9.7 million and merger related expenses of $500,000. The net losses from the Company's domestic operations in fiscal 1997 and 1996 were due to lower sales volumes and higher absorption of manufacturing variances and other fixed charges related to the Company's domestic manufacturing operation. The Company's domestic manufacturing operation performs all manufacturing for the Company and consequently must absorb all of the unfavorable manufacturing variances resulting from the lower sales volumes.

                                                               JULY 31,     JULY 31,
                                                                 1997         1996       CHANGE
                                                               --------     --------     ------
    Gross Profit Margin:
      The Company's Products.................................     36%             37%        (1)%
      Modem Products.........................................     23%             49%       (26)%

     Gross profit margins for the Company's Products declined slightly in fiscal 1997 because of manufacturing inefficiencies due to lower sales volumes and because of delays in launching the new Access Beyond product line. Gross profit margins for Modem Products declined sharply as a result of the sale of the modem business to Bay and the efforts prior to the closing to reduce inventory of Modem Products with discounted pricing.

                                                             JULY        JULY
                                                              31,         31,
                                                             1997        1996       CHANGE
                                                            -------     -------     -------
    Selling, general and administrative expenses:
      The Company's Products..............................  $12,253     $15,917     $(3,664)
      Modem Products......................................      634       2,694      (2,060)
                                                            -------     -------     -------
                                                            $12,887     $18,611     $(5,724)
                                                            =======     =======     =======

     Selling, general and administrative expenses for the Company's Products declined as a result of the restructuring plan implemented in fiscal 1997. Expenses related to the Modem Products declined as a result of the sale of the modem business to Bay.

                                                               JULY       JULY
                                                               31,        31,
                                                               1997       1996      CHANGE
                                                              ------     ------     -------
    Product development expenses:
      The Company's Products................................  $5,644     $5,624     $    20
      Modem Products........................................     520      1,765      (1,245)
                                                              ------     ------     -------
                                                              $6,164     $7,389     $(1,225)
                                                              ======     ======     =======

     Product development expenses increased slightly in fiscal 1997 due to the continued development of the new Access Beyond product line including the AB2400/4400 and the "Hawk" products which were launched in the fourth quarter of fiscal 1997. Modem Product development expenses declined due to the sale of the modem business to Bay in November 1996.

                                                               JULY       JULY
                                                               31,        31,
                                                               1997       1996      CHANGE
                                                              ------     ------     -------
    Other Operating expenses:
      Merger related expenses...............................  $4,077     $  500     $ 3,577
      Write-down of assets..................................     864         --         864
      Provision for restructuring...........................     238      9,718      (9,480)
    Other Income(expenses):
      Interest income.......................................     380         --         380
      Interest expense......................................     200        698        (498)
    Other: Settlement of Lawsuit............................   3,547         --       3,547

     Pursuant to the merger of Penril and Bay in the first quarter of fiscal 1997, Penril incurred merger related expenses of $4.2 million. In the fourth quarter of fiscal 1997, the Company determined that as a result of the introduction of its new AB2400/4400 products, an additional reserve for inventory obsolescence of $864,000 needed to be recorded. Also in the fourth quarter, the Company recorded a charge to restructuring of $238,000 for additional inventory that was disposed of as part of the original restructuring plan. Interest income was generated from the shortterm investments that the Company made in fiscal 1997 with its excess cash. Interest expense resulted from the Company's capital equipment leases. The decline in interest expense resulted from the elimination of the line of credit as part of the merger and spin-off transaction with Bay in fiscal 1997.

     In 1993 the Company had initiated a lawsuit against Standard Microsystems Corp. ("SMC") for breach of contract including failure to transfer technology, unfair competition and false representations. In September 1996, the Company and SMC agreed to drop the charges of false representation and settle the contractual dispute. In October 1996, the Company received from SMC, in settlement of the litigation, $3.5 million cash, net of legal payments.

FISCAL 1996 COMPARED TO FISCAL 1995

                                                            JULY        JULY
                                                             31,         31,
                                                            1996        1995        CHANGE
                                                           -------     -------     --------
    Revenues:
      The Company's Products.............................  $19,916     $33,637     $(13,721)
      Modem Products.....................................   19,519      18,974          545
                                                           -------     -------     --------
                                                           $39,435     $52,611     $(13,176)
                                                           =======     =======     ========

     The decrease in revenues for the Company's Products was primarily attributable to the continued decline in market demand for terminal servers and multiplexers which resulted in lower volumes and more competitive pricing.

     In the fourth quarter of fiscal 1996, Penril and Bay entered into a License Agreement whereby Bay acquired a license to certain intellectual property rights related to Penril's modem technology, and Penril was paid $4.5 million. Revenues for Modem Products without this license agreement would have been $15.0 million in fiscal 1996 compared with $19.0 million in fiscal 1995. The decrease in revenue from the sale of Modem Products was due to slower than expected sales of Penril's V.34 modems, and a decline in sales of older Modem Products.

                                                                JULY 31,     JULY 31,
                                                                  1996         1995       CHANGE
                                                                --------     --------     ------
    Gross Profit Margin:
      The Company's Products..................................     37%          46%         (9)%
      Modem Products..........................................     49%          41%          8%

     The decrease in the gross profit margins for the Company's Products was due to reductions in product pricing of the VCX multiplexers in order to remain competitive in the market place, and increases in manufacturing inefficiencies due to lower sales volumes. As noted above, Penril entered into a License Agreement with Bay in the fourth quarter of fiscal 1996 for $4.5 million. Gross profit margins without this License Agreement would have been 34% in fiscal 1996 compared to 41% in fiscal 1995. The decrease in gross profit margins for Modem Products was due to higher costs of materials in the V.34 modem product line as well as pricing competition and lower manufacturing efficiencies related to the lower sales volume.

                                                              JULY 31,     JULY 31,
                                                                1996         1995       CHANGE
                                                              --------     --------     ------
    Selling, general and administrative expenses:
      The Company's Products................................  $ 15,917     $ 16,479     $(562)
      Modem Products........................................     2,694        2,286       408
                                                               -------      -------      ----
                                                              $ 18,611     $ 18,765     $(154)
                                                               =======      =======      ====

     Selling, general and administrative expenses decreased for the Company's Products primarily from lower commissions paid due to lower sales volume. There was also a reduction in personnel costs as a result of eliminating several administrative positions in Penril's Gaithersburg, Maryland facilities during fiscal 1995. All expenses which could not be specifically identified with the modem products were included with the Company's Products. Consequently the expenses for the Company's Products are in excess of those that would have been incurred had the Company been a stand alone company.

                                                                JULY 31,     JULY 31,
                                                                  1996         1995       CHANGE
                                                                --------     --------     ------
    Product development expenses:
      The Company's Products..................................   $ 5,624      $ 5,520     $ 104
      Modem Products..........................................     1,765        1,918      (153)
                                                                 -------      -------      ----
                                                                 $ 7,389      $ 7,438     $ (49)
                                                                 =======      =======      ====

     Product development expenses for the Company's Products increased because of an increase in personnel costs related to development of the new Access Beyond product line. Modem Product development expenses decreased because of reductions in personnel costs as a result of Penril's cost reduction efforts in fiscal 1995. All expenses which could not be specifically identified with the Modem Products were included with the Company's Products. Consequently the expenses for the Company's Products are in excess of those that would have been incurred had the Company been a stand alone company.

                                                                JULY 31,     JULY 31,
                                                                  1996         1995       CHANGE
                                                                --------     --------     ------
    Interest expense..........................................    $698        $ 1,228     $(530)

     During fiscal 1996, Penril sold Penril Stock in private placements which generated approximately $14.7 million in cash. A portion of the proceeds was used to repay all of Penril's term debt during fiscal 1996, which resulted in decreased interest expense.

                               BUSINESS OF HAYES

GENERAL

     Hayes was incorporated in January 1978 as a Georgia corporation. Hayes engages in the design, manufacturing, marketing and support of computer communication products for business, government, small office, professional and individual consumers worldwide through the sale of modem, access systems and broadband products.

     While historically Hayes' business has focused on its core modem business, Hayes has recently broadened its products to include integrated network communication products (access systems). In addition, Hayes has pursued penetrating the broadband market by offering products for the asymmetric digital subscriber line ("ADSL") and the cable markets.

     For nearly two decades, Hayes has been the leader in providing value-based modems. The Hayes standard AT command set has become the de facto industry standard for personal computer modems and, along with the patented escape sequence, created the market requirement for "Hayes compatibility."

     Hayes was founded by Mr. Hayes in 1977 to develop and market modems designed for the microcomputer marketplace. Hayes' first product was released in April 1977 which was a modem for the early S-100 type computers. Hayes developed the Micromodem II for the Apple II before Apple had a disk drive. Hayes introduced the Smartmodem in June 1981. In August 1981, IBM introduced the first IBM PC that legitimized the personal computer industry. Personal computer ("PC") sales began to skyrocket and Hayes was the leading manufacturer of modems to serve this market. Fueled by the growth in the PC market and the introductions of 1200 and 2400 bits per second modems, Hayes' sales grew from $4.8 million in 1981 to $120.1 million in 1985. Hayes was included twice in Inc. Magazine's list of Fastest Growing Privately Owned Companies.

     In the 1987 to 1988 time frame, the "low price" modem competition began to consolidate into recognizable brands from the multitude of market players. By 1989, Hayes realized the significance of the emergence of what was internally referred to as clone modems (claiming Hayes compatibility) as had been observed with clone PCs (IBM compatible) slightly earlier. Practical Peripherals, Inc. had established itself as a true brand in the clone modem segment. In August 1989 Hayes purchased Practical Peripherals, Inc. to establish a presence in the clone modem segment.

     In the early 1990s, the consumer, small office/home office ("SOHO") market segment experienced rapid expansion. In response, Hayes introduced the ACCURA product line in 1993. This product line provided a different feature set and a lower price point than Hayes Ultra and Optima product lines. Competitors in this market segment pursued an extremely aggressive price strategy to gain market share by initiating rapid price erosion for this market.

     Due to market price pressures Hayes reduced its ACCURA pricing in March 1994 to competitive levels. As a result, the ACCURA volumes increased dramatically. In responding to the ACCURA volume increase, Hayes experienced a number of operational and manufacturing problems. Due to excess inventory of old designs, Hayes could not benefit from new lower cost product designs. Additionally, there was an inadequate internal infrastructure and process in place to support subcontractor start-up necessary to support increased demand and significant air freight expense was required due to resultant delays in subcontractor production. Inventory increased and margins compression occurred. The resulting strain on Hayes' cash position and operating losses combined with insufficient capitalization precipitated Hayes' filing a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on November 15, 1994.

     On April 16, 1996, Hayes consummated a court approved Reorganization Plan. Under the terms of the Plan, all prepetition creditors were paid in full plus interest, except where other agreements were made. Funding of the Plan was provided through three major sources. First, pursuant to the Agreement and Plan of Merger dated April 12, 1996 entered into by and between ACMA, Kaifa Technology (H.K.) Limited, Rolling Profit Holdings, Ltd., Lao Hotel (H.K.), Limited, Saliendra Pte Ltd., and S.P. Quek Investments Pte. Ltd. (collectively, the "Investors"), certain subsidiaries were created by the investors which collectively contributed $35.0 million to fund the Plan and merge with Hayes. The Investors received preferred stock representing a 49% voting interest in Hayes. Second, Hayes entered into an agreement with CIT to borrow up to an aggregate of $64.5 million through three separate debt instruments collateralized by Hayes' intellectual property, certain equipment, and accounts receivable and inventory balances. Third, pursuant to the Plan, Hayes sold certain parcels of real property for $8.2 million. On October 9, 1997, Hayes received the final decree bringing its Chapter 11 case to a close.

     During 1996, Mr. Hayes assembled a new management team comprised of individuals from the communications industry including a new chief financial officer, vice president of sales, marketing, development and human resources.

     On April 24, 1997, Hayes acquired Cardinal which Hayes management believes added a highly visible brand to Hayes' brand portfolio and strengthened Hayes' position in the North American retail market. Cardinal's 1996 revenues were approximately $64.0 million. In connection with the Cardinal acquisition, in April 1997 Hayes received a $5.5 million investment from Vulcan Ventures, Inc., one of the Paul Allen Group of Companies. The investment involved the issuance of 263,113 shares of Series B Preferred Stock of Hayes, which will be convertible into 1,217,930 shares of Series A Preferred Stock at the Effective Time.

PRINCIPAL PRODUCTS

     Hayes has invested in technologies that expand its products to meet changing market demands. Hayes' business is structured around three core product categories; modems, broadband products and access systems.

  Modems

     Analog and ISDN modems represent the core of Hayes' business, and accounted for approximately 96% of all revenues of Hayes for the first nine months of 1997. Hayes is widely recognized as being the company that commercialized the PC modem in the early 1980's. The Hayes Standard AT Command Set has become the de facto industry standard for PC modems and along with the patented escape sequence created the market requirement for "Hayes compatibility."

     Hayes markets its modem products under the Hayes ACCURA(TM), Hayes OPTIMA(TM), Practical Peripherals(TM), and Cardinal(TM) brands. The modem products are sold through the distribution, value added reseller and mass merchant channels.

     Due to demand for increased speed in delivery of information, modem speeds have historically changed every 12 to 24 months. In 1997, Hayes introduced a series of new products that transmit information at 56Kbs. Hayes anticipates that the market will transition over the next 12 months to the 56Kbs speed from the current 33.6Kbs standard. At present, the industry has not adopted a 56Kbs standard, although such a standard is expected to be established in 1998. Hayes currently sells products utilizing the two primary 56Kbs technologies offered in the market.

  Broadband Products

     Recognizing the market's need for more information at faster speeds, Hayes has launched significant activities to deliver its customers products at speeds of multiples of those offered by current analog and ISDN products. Hayes' efforts are focused on the ADSL and cable markets.

  ADSL

     On June 6, 1997 Hayes announced that it had been selected by Alcatel Bell N.V. ("Alcatel") to jointly develop, manufacture and market products and equipment implementing ADSL technology. These end-to-end ADSL solutions will enable consumers, telecommuters and small business users to achieve affordable, convenient, bandwidth-efficient, high-speed access to the Internet and other interactive services, such as corporate intranets.

     ADSL technology, which utilizes the existing telephone copper-wiring infrastructure serving virtually all homes and businesses, allows customers to interact with data networks, the Internet and associated services at speeds more than 100 times faster than current 56Kbps modems. In recent months, Alcatel has signed contracts with Ameritech, Bell South, Pacific Bell, Southwestern Bell, Singapore Telecom, Telia (Sweden) and others to provide its 1000 ADSL system.

     Hayes is pursuing other opportunities utilizing ADSL technologies to develop a strong market position in the emerging ADSL market.

  Cable

     Management believes that the consumer's demand for higher speed communications will result in significant demand for cable modems. In 1996 Hayes launched a development and marketing effort with an Israeli cable modem company. In the fourth quarter of 1996 Hayes introduced its cable modem products to the industry and began a number of successful cable modem trials. Hayes began shipping cable modems in the second half of 1997, under its ULTRA(TM) brand.

     On September 18, 1997 Hayes and Cisco Systems, Inc. ("Cisco") signed a Collaboration Agreement whereby Hayes and Cisco agreed to promote Multimedia Cable Network System ("MCNS") compliant cable modems and head end systems. The Collaboration Agreement contemplates joint development and marketing of such products.

     On September 18, 1997 Cisco announced that Samsung Electronics Corp., Ltd. and Thomson Consumer Electronics had joined Cisco and Hayes in promoting MCNS compliant cable modems.

     In October 1997, Hayes submitted three cable modem proposals in response to a request for proposal by TeleCommunications, Inc. (the "TCI RFP"). The TCI RFP is believed to cover a potential six million cable modem lines and is the largest single cable modem opportunity in North America. Hayes is also pursuing cable modem opportunities in China and Latin America.

  Access Systems

     The communications industry has seen tremendous growth in the area of network connectivity. As the number of telecommuters, traveling employees and branch offices grow, the demand for fast, low cost connectivity has grown. Connectivity is enabled through client modems, modem pools and integrated remote access devices. Hayes is seeking to leverage its experience and technology strengths in communications to provide a portfolio of products that meet the market's needs.

     In the fourth quarter of 1996, Hayes entered into a comprehensive technology collaboration agreement with the Company through which Hayes introduced a family of remote access servers including its Century 2000 series, Century 9200 series and Century 9400 series products. These products support the connectivity needs of the small business or branch office. They are fully-integrated remote access servers providing advanced management software which enables easy configuration and network monitoring. These products use a modular design for flexibility and ease of upgrade.

     In April 1997 Hayes announced a technology agreement with Microcom. Hayes and Microcom agreed to develop end-to-end communication solutions drawing from the technology in Microcom's ISP Porte Chassis and Hayes' client and server remote access products. According to terms of the agreement, the two companies will explore product development, product branding and co-marketing opportunities worldwide. The agreement is expected to enable Hayes to quickly broaden its product offerings for modem pools.

SUPPLIERS

     Hayes depends upon certain suppliers for its sole source for certain components, including Rockwell and Lucent Technologies, Inc. for certain modem chips used in most of Hayes' product. In addition, Hayes acquires a significant portion of its network products from two domestic suppliers.

PATENTS, COPYRIGHTS AND LICENSES

     Hayes' patent estate strategy is based upon three fundamental goals: (i) to protect Hayes' technology and to enhance its commercial deployment, (ii) to obtain cross licenses of the technology of others to optimize a royalty-free access to new technology, and (iii) to generate income. This strategy has resulted in a significant patent estate consisting of more than 115 owned and licensed patents, including internationally recognized patents, in the area of data communications.

     Hayes is committed to a licensing program which defends the value of its intellectual property and offers licenses to responsible third parties. As a result of Hayes' aggressive patent estate development program, many of Hayes' competitors formed the Modem Patent Defense Group. This group attempted to refute the validity of the Hayes' patents, specifically the Heatherington '302 patent, U.S. patent #4549302 ("Heatherington Patent"), and to avoid payment of royalty fees by filing suits against Hayes. To date, Hayes has successfully defended its patent estate, resulting in additional manufacturers signing license agreements to use Hayes' patents.

     The Heatherington Patent has been Hayes' most valuable patent to date. This patent enables the modem to be switched between data transmission mode and command mode for configuring the modem. The patent was issued in 1985 and is valid until February 14, 2001. The Heatherington Patent is licensed to virtually every major modem manufacturer in the United States and is recognized around the world as an industry standard for computer communications. The validity of the patent was upheld by the U.S. Federal Court and since the fall of 1994 has been fully protected in the European Community.

     Another significant patent is the AutoSync patent, U.S. patent #4700358 which expires on October 13, 2004. This patent is a sophisticated asynchronous to synchronous converter which allows serial communication through the asynchronous serial port. Industry interest has been expressed in implementing and licensing this technology. Currently there are approximately 12 companies licensing this patent from Hayes.

     Hayes has other valuable license rights that were obtained through cross-license agreements with key industry players, including AT&T, 3Com, Intel, Compaq, IBM, Racal Datacom and Microcom.

     Hayes has current and pending patents with potential commercial value in the area of data compression, multi-channel communication and various other technologies related to data communications.

     CIT has collateralized rights to Hayes' intellectual property. Use of Hayes' intellectual property is not adversely affected by this collateralization and the intellectual property is being used in the manufacturing and distribution of Hayes' products. CIT approval is required prior to any material sale of Hayes' intellectual property.

BACKLOG

     Hayes forecasts demand and builds products in order to fill expected demand. Customers generally expect delivery within one to two weeks and Hayes' backlog of firm orders generally represents orders expected to be filled not later than two months following the date of the order. Management believes that current backlog may not necessarily be indicative of future revenues.

COMPETITION

     The data communications industry is very competitive. Product life cycles are short with rapid improvements required in terms of product performance, features and cost. Hayes competes in a number of different markets within the overall data communications market.

  Modem Business Market

     Hayes faces competition primarily from established companies such as 3Com, Microcom, Multitech, Racal Datacom, and Motorola. The primary basis of competition is brand recognition, performance, features, quality, reliability, price, service and support.

  Modem Consumer Markets

     The retail modem market is expected to continue its consolidation. The primary basis of competition is brand recognition and price. 3Com is the most significant competitor in this market with several smaller competitors competing at the very low price points. A sample of these smaller competitors include GVC, Boca Research, Inc., Zoom, and Diamond Multimedia, Inc. The battle for retail shelf space is and will continue to be fierce and brand recognition is and will continue be a major benefit to Hayes and to the Company.

  OEM Modem Market

     Hayes intends to make significant efforts to reenter the OEM modem market which is the fastest growing segment of the analog modem market. Low cost, quality and responsiveness are critical to success in this market. The key competitors in this market are CIS Technology, Inc., GVC, 3Com and others.

  Access Systems

     The access systems market is characterized by a large number of participants, none of which have a dominant market position. The market is experiencing high growth and higher margins in comparison to modems. Companies such as 3Com, Shiva, Asend, and General Datacom compete in this market.

     Management believes that in addition to leveraging its strong brand name, its products can be priced competitively which will enable Hayes to grow its share of this market.

  Broadband

     ADSL is an emerging market with no competitor having dominant market position. Many of the network product and modem companies are likely to introduce products into this market. In addition, major telecommunications companies such as Alcatel are expected to have significant presence in the ADSL market as it matures.

     The cable market is also an emerging market. Cable equipment companies such as Scientific Atlanta, Inc. and Nextlevel Systems, Inc. are expected to capture a share of this market. In addition, management believes that modem companies such as 3Com will offer products in this market. Management expects competition to intensify as cable modem products gain acceptance.

  International

     Hayes' products are sold internationally in more than 45 countries. Some of the U.S. based competitors are present in Hayes' international market but competition is also present from smaller local modem and access systems suppliers.

SALES

  Americas Region

     North America

     Hayes sells its products directly to high-volume computer superstores, mail order resellers, and mass merchants as well as through the two-tiered PC distribution channel that includes distributors, large national corporate resellers and aggregators through its own sales force. In the two-tiered distribution model, the distributors and national corporate resellers provide an inventory, logistics, and credit function to smaller resellers such as computer chains, company-owned locations and value-added resellers.

     The sales strategy for Hayes branded products is to retain a channel "push" sales organization (reseller, marketing and telephone) ensuring channel support and appropriate field inventory levels. The sales organization is structured to focus both on the Hayes, Practical Peripherals and Cardinal brands and each respective product categories and product lines.

     Hayes' sales force consists of the Field Sales Group and the National Account Group. The Field Sales Group maintains relationships with the corporate headquarters of Hayes' channel partners as well as the individual reseller locations that sell to end users. The Field Sales Group ensures that resellers maintain adequate inventory of Hayes' products and that Hayes maximizes the mind set of the resellers sales personnel to sell Hayes products.

     The National Account Group calls on large corporate customers and directly markets Hayes' products to these large sophisticated end users. This group is responsible for creating and maintaining demand in Fortune 1000 companies for Hayes' technologies. Hayes also maintains a sales office in Washington D.C. to market to the Federal Government and maintains dedicated resources within its National Account Group to stimulate sales to state and local governments.

     Latin America

     Hayes has recently launched an initiative in Brazil to serve Brazil and the Latin American region. Business is presently conducted directly with large end users and through distributors for other customers.

  Asia Pacific Region

     Hayes' sales strategy in the Asia Pacific region is similar to its sales strategy in North America. Hayes operates sales, marketing and service subsidiaries in China, Hong Kong and Australia. Relationships are developed with key distributors in each of the major Asia Pacific region countries.

  Europe Region

     Hayes' European sales, marketing and service efforts are headquartered in the United Kingdom at its Fleet offices. Offices are also maintained in France, Germany and Denmark. Strategic partners are identified in major markets to distribute Hayes' products.

  Revenues From Export Sales

     Hayes' revenues from export sales to its principal foreign markets were immaterial for the periods presented.

MARKETING

     Hayes' marketing activities focus on developing brand recognition in key market segments and geographic markets, as the underlying basis for cost effective promotion of its products.

  Public Relations

     Hayes has focused its public relations activities on establishing strong relationships with trade publications, reviewers and columnists. Hayes' products have been consistently recognized for performance, quality, service and support (i.e. Government Computer News, Computer Shopper, PC Week, Mobile Office, PC Magazine, Computerworld). Hayes has pursued a proactive posture in public affairs, taking a prominent role in standard setting committees (ITU, ANSI) and public policy organizations (AOP, GHTA and CompTIA).

  Advertising, Packaging and Documentation

     Over the years, Hayes has developed an in-house expertise to create advertising that has consistently scored well in advertising readership studies (i.e. Starch & Harvey Studies in PC Week, PC Magazine, Info World). Hayes has been recognized by winning coveted awards from the Society for Technical Communication Publications competition for the quality of its documentation and packaging, which is also developed by Hayes in-house.

  Channel and Infrastructure Activities

     Hayes has established an effective channel marketing program which allows the sales force to consistently execute on tactical promotions through the entire channel spectrum. Hayes was most recently successful in developing new mail order and mass merchant distribution channels. Hayes also has had success through its infrastructure program in seeding its new products with influential user groups of early adopters. In addition, customers can purchase Hayes products over the worldwide web via ordering and fulfillment programs recently implemented by Hayes.

CUSTOMER SUPPORT, SERVICE AND WARRANTY

     Hayes strives to provide users of its products with the highest quality technical support and customer service, dedicating more than 90 professionals processing more than 60,000 incoming calls a month. Hayes constantly surveys its user base with regard to customer satisfaction and it believes it consistently outperforms its competitors in the area of support and service.

     Hayes offers a standard two-year warranty which permits customers to return any product for repair or replacement if the product does not perform as warranted. In the U.S. and Canada only, Hayes also offers its customers the option of an additional three-year warranty upon completion of a registration card within 90 days of purchase. Some of the Practical Peripheral modems previously sold have a lifetime warranty. Hayes to date has not encountered material warranty claims or liabilities.

RESEARCH AND DEVELOPMENT

     Hayes focuses its research and development ("R&D") efforts on hardware and firmware system design, integration and testing for standalone and board level data, fax, and voice modems, modem pools, remote access servers and broadband technologies for high speed communications. Additional R&D activities include access systems and software products, object oriented programming, and digital signal processing technologies. Specialized knowledge and skills in the areas of electromagnetic compatibility ("EMC"), agency approvals, communications standards and product integration are applied to ensure timely product delivery. The Company utilizes computer aided design systems for three dimensional mechanical design and is upgrading its computer aided engineering tools to improve the engineering process and strengthen applications specific integrated circuit design capabilities.

     Product development cycles typically range from three to 12 months. Project duration of fifteen to eighteen months are common for new access systems and new technology platforms. Engineering strategies employed to reduce product costs and time to market include focused application of resources, simulation, standardization, on-going product and process value engineering, simplification, automation and reduction of the number of development cycles. Hayes expensed approximately $7.0 million and $9.0 million for product development and engineering for the nine months ending September 30, 1996 and 1997, respectively, $16.2 million, $10.7 million and $9.6 million for the twelve months ending September 30, 1994 and 1995, respectively, and December 31, 1996, respectively.

ENVIRONMENTAL MATTERS

     Hayes' compliance with federal, state and local environmental laws has had no material effect upon Hayes' capital expenditures, earnings or competitive position.

PROPERTIES

     Hayes' executive offices are located in Norcross, Georgia in leased facilities. Hayes' also has manufacturing and distribution facilities at the same location. The manufacturing facility has five surface mount lines and occupies approximately 50,000 square feet. The leases between Hayes and Essex Capital are for 172,342 square feet and cover both the executive offices and Hayes' manufacturing and distribution facilities. The leases expire between December 31, 1999 and September 30, 2000.

     In addition to the above lease, Hayes leases sales and marketing facilities in China, Hong Kong, Australia, United Kingdom, France and Denmark.

     Hayes believes its properties are adequate for its needs for the foreseeable future.

EMPLOYEES

     Hayes employed approximately 634 employees and 125 temporary employees as of October 1, 1997. Hayes' management believes that its future success will depend largely on its ability to retain certain key personnel and to recruit and retain additional highly skilled employees. Hayes has experienced no work stoppages and believes that its employee relations are satisfactory. The Company will have a new employment agreement with Dennis Hayes as of the Effective Time (see "THE MERGER -- Interests of Certain Persons in the Merger") and employment agreements with other executives will be assumed by the Company (see MANAGEMENT OF HAYES -- Employment Agreements").

LEGAL PROCEEDINGS

     On March 22, 1996, Hayes filed a Complaint for Declaratory Judgment and Damages for breach of fiduciary duties in the Superior Court of Fulton County, Atlanta, Georgia against three of Hayes' former vice presidents, Gary Franza, John Stuckey, and Mikhail Drabkin. In the Complaint, Hayes claims $5.0 million in minimum damages against the defendants, jointly and severally, plus punitive damages. The Complaint also seeks a declaratory judgment that a rescission by the defendants of an earlier partial release executed by them is enforceable and for the recovery of attorneys' fees. All three defendants have filed counterclaims against Hayes and Dennis C. Hayes individually seeking total contract damages against Hayes and Dennis C. Hayes of approximately $450,000 and specific performance of claims for stock options for 292,012 shares of stock under certain option agreements. Two of the three defendants assert libel claims and allege compensatory damages resulting therefrom in the total amount of $10.0 million and punitive damages in the total amount of $10.0 million. All three defendants seek recovery of their attorney's fees and expenses of litigation. Hayes' management believes that the likelihood of a material adverse result in the amount of damages claimed by the plaintiffs is remote. Hayes' insurer has undertaken coverage of the libel and slander claims alleged in the counterclaim against the Company. Other than the litigation matter described above, Hayes believes that there are no other material legal proceedings to which Hayes is a party or of which any of its properties are subject; nor are there material legal proceeding known to Hayes to be contemplated by any governmental authority; nor are there material legal proceedings known to Hayes, pending or contemplated, in which any director, officer or affiliate or any principal security holder of Hayes, or any associate of any of the foregoing, is a party or has any interest adverse to Hayes.

                              MANAGEMENT OF HAYES

DIRECTORS AND EXECUTIVE OFFICERS

     Following the Merger Messrs. Hayes, Lam and Chan will become directors of the Company. The executive officers of Hayes immediately prior to the Merger will become the executive officers of the Company. Joseph Formichelli resigned as President and Chief Executive Officer of Hayes effective October 1, 1997. Mr. Chan became President and Chief Operating Officer effective October 1, 1997. See "MANAGEMENT OF THE COMPANY -- Management Post-Merger."

EXECUTIVE COMPENSATION

     The following tables provide information with respect to the annual compensation for services in all capacities to Hayes for the fiscal year ended December 31, 1996 of (i) Hayes' chief executive officer and (ii) the other four most highly compensated executive officers of Hayes who were employed by Hayes at the end of fiscal 1996 and who will be executive officers of the Company following the Merger (the "Hayes Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                         COMPENSATION
                                                                         -------------
                                                ANNUAL COMPENSATION(1)     AWARDS OF
                                                                          SECURITIES
                                                ----------------------    UNDERLYING        ALL OTHER
      NAME AND PRINCIPAL POSITION        YEAR   SALARY ($)   BONUS ($)   OPTIONS (#)(2)  COMPENSATION ($)
---------------------------------------  ----   ----------   ---------   -------------   ----------------
Dennis Hayes...........................  1996    1,000,000    250,000            --           202,094(3)
  Chairman
Joseph Formichelli.....................  1996      206,667     92,500       180,000           100,113(5)
  President and Chief Executive
Officer (4)

James Jones............................  1996      161,064     29,016       150,000            37,396(6)
  Vice President and Chief Financial
Officer

P. K. Chan.............................  1996      198,024     13,792       150,000             1,275(7)
  Vice President of Operations

Alan Clark.............................  1996      157,996     66,636       150,000               425(7)
  Vice President and Chief Technical
Officer

---------------
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical, group life insurance or other benefits which are available to all salaried employees of Hayes, and certain perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.

(2) Does not give effect to the Conversion Ratio.

(3) Includes $192,307 for payout of accrued vacation and $6,690, $1,754 and $1,200 for payment of life insurance premiums, automobile use and club dues, respectively.

(4) Effective October 1, 1997, Mr. Formichelli resigned as President and Chief Executive Officer of Hayes.

(5) Payments for relocation expenses of $99,345 and life insurance premium of $768.

(6) Includes payments for relocation expenses of $37,143 and life insurance premiums of $253.

(7) Represents life insurance premiums.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table provides information with respect to the option grants in fiscal 1996 for the Hayes Named Executive Officers:

                                                                                                POTENTIAL
                                                                                                REALIZABLE
                                                                                             VALUE AT ASSUMED
                                                                                             ANNUAL RATES OF
                                                                                                  STOCK
                                                 PERCENT OF                                 PRICE APPRECIATION
                              NUMBER OF             TOTAL                                          FOR
                              SECURITIES       OPTIONS GRANTED                                 OPTION TERM
                              UNDERLYING        TO EMPLOYEES      EXERCISE     EXPIRATION   ------------------
          NAME            OPTIONS GRANTED(1)   IN FISCAL YEAR    $ PER SHARE      DATE        5%        10%
------------------------  ------------------   ---------------   -----------   ----------   -------   --------
Dennis Hayes............             --               --               --              --        --         --
Joseph Formichelli......         80,000              6.7%           $.714          6/4/06   $35,922   $ 91,034
                                100,000              8.4%            1.00        10/23/06    62,889    159,374
James Jones.............         50,000              4.2%            .714          6/4/06    22,451     56,897
                                100,000              8.4%            1.00        10/23/06    62,889    159,374
P. K. Chan..............         50,000              4.2%            .714          6/4/06    22,451     56,897
                                100,000              8.4%            1.00        10/23/06    62,889    159,374
Alan Clark..............         50,000              4.2%            .714          6/4/06    22,451     56,897
                                100,000              8.4%            1.00        10/23/06    62,889    159,374

---------------
(1) Does not give effect to the Conversion Ratio.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

     The following table provides information with respect to the aggregated option exercises in the fiscal 1996 and option year end values for the Hayes Named Executive Officers:

                                                    NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                                 OPTIONS AT FISCAL YEAR END          AT FISCAL YEAR END
                     NAME                       EXERCISABLE/UNEXERCISABLE (2)     EXERCISABLE/UNEXERCISABLE
----------------------------------------------  -----------------------------     -------------------------
Dennis Hayes..................................         --/--                            --/--
Joseph Formichelli............................      (1)/150,000                      (1)/$40,880
James Jones...................................      (1)/150,000                      (1)/$29,300
P. K. Chan....................................      (1)/150,000                      (1)/$29,300
Alan Clark....................................      (1)/150,000                      (1)/$29,300

---------------
(1) All options were unexercisable at December 31, 1996.

(2) Does not give effect to the Conversion Ratio.

EMPLOYMENT AGREEMENTS

     Mr. Chan is employed pursuant to an Executive Employment Agreement dated October 7, 1996 and amended on October 1, 1997. The term of the agreement is two
(2) years from the date of the Agreement as amended. Mr. Chan's annual base salary is $240,000 and he is entitled to receive additional incentive compensation of up to $72,000 based upon criteria to be determined by Hayes. He is generally eligible for participation in the employee benefits programs, including stock option plans. In the event of a termination for "Cause" (as defined in the Agreement), a voluntary termination by Mr. Chan, or the expiration of the term, Mr. Chan will receive no right to compensation or other benefits. If Mr. Chan's employment is terminated by the Board of Directors for any reason other than "Cause" within the term of the Agreement, Mr. Chan is entitled to receive a severance in the form of salary continuation for twelve
(12) months following the effective date of the termination. In the event of a termination or qualifying resignation relating to a "Change of Control" (as defined in the Agreement), then Mr. Chan is entitled to receive a severance in the form of salary continuation for twelve (12) months following the effective date of the termination. Finally, the Agreement includes an invention assignment and protective covenants of two (2) years in duration.

     Mr. Jones is employed pursuant to an Executive Employment Agreement dated October 31, 1997. The term of the agreement is two (2) years from the date of the Agreement. Mr. Jones's annual base salary is $181,000 and he is entitled to receive additional incentive compensation of up to $54,300 upon criteria to be determined by Hayes. He is generally eligible for participation in the employee benefits programs, including stock option plans. In the event of a termination for "Cause" (as defined in the agreement), a voluntary termination by Mr. Jones, or the expiration of the term, Mr. Jones will receive no right to compensation or other benefits. If Mr. Jones's employment is terminated by the Board of Directors for any reason other than "Cause" within the term of the Agreement, Mr. Jones is entitled to receive a severance in the form of salary continuation until the later in time of the remainder of the term of the Agreement or twelve
(12) months following the effective date of the termination. Finally, the Agreement includes an invention assignment and protective covenants of two (2) years in duration.

     Mr. Clark is employed pursuant to a letter of agreement dated February 5, 1996, Mr. Clark's base salary is $160,000. He is entitled to an executive incentive of up to $40,000 based on Hayes' performance relative to its business plan. Mr. Clark is generally eligible for participation in the employment benefit programs including stock option plans. If Mr. Clark's employment with Hayes is terminated without "Cause," he is entitled to six (6) months of his base salary as in effect on the date of termination and shall be payable monthly in the same manner as salary prior to the date of termination for a six (6) month period, provided that Hayes' obligation to pay such severance will be reduced on a dollar-for-dollar basis by the amount of any compensation received by Mr. Clark from employment by any other party during the six (6) months severance period.

     Pursuant to the Hayes Option Plan, and after giving effect to the Conversion Ratio, 8,332,063 shares of authorized, unissued Hayes Common Stock are currently reserved for issuance upon exercise of stock options granted and to be granted pursuant to the Hayes Option Plan. These options are classified as "executive," "management" and "performance" under the Hayes Option Plan. There are 1,573,834 shares reserved for executive options, 2,129,305 shares reserved for management options and 4,628,924 shares reserved for performance options. There are 1,157,231 executive options issued and outstanding, 1,260,224 management options issued and outstanding and 3,008,800 performance options issued and outstanding. No further options will be issued pursuant to the Hayes Option Plan following the Merger.

                          SECURITY OWNERSHIP OF HAYES

     The following table sets forth the beneficial ownership of capital stock in Hayes as of November 18, 1997 and the Company as of the Effective Time, by each director and Hayes Named Executive Officer by all directors and executive officers as a group, as well as by any person known to own beneficially more than 5% of the capital stock of Hayes.

                                        OF HAYES                                         OF THE COMPANY
                                AS OF NOVEMBER 18, 1997                           AS OF THE EFFECTIVE TIME(10)
                           ----------------------------------  ------------------------------------------------------------------
                                 NUMBER OF                      NUMBER OF SHARES
   NAME AND ADDRESS OF        SHARES OF STOCK      PERCENTAGE   OF COMMON STOCK      PERCENTAGE      PERCENTAGE      PERCENTAGE
     BENEFICIAL OWNER      BENEFICIALLY OWNED(1)   OWNERSHIP   BENEFICIALLY OWNED  OWNERSHIP(11)   OWNERSHIP(12)   OWNERSHIP(13)
-------------------------- ---------------------   ----------  ------------------  --------------  --------------  --------------
Dennis Hayes..............       4,991,750(2)         49.1%        23,106,431           38.8%           37.5%           33.4%
Mina Hayes................         200,000(3)          1.9%           925,785            1.5%            1.5%            1.3%
Chiang Lam................         200,000(4)          1.9%           925,785            1.5%            1.5%            1.3%
Rinzai Limited
  17 Jurong Port Road
  Singapore 619092........       3,062,500(5)         30.2%        14,176,080           23.8%           23.0%           20.5%
S.P. Quek.................       3,062,500(6)         30.2%        14,176,080           23.8%           23.0%           20.5%
K.S. Chou.................              --              --                 --             --              --              --
Kaifa Technology (H.K.)
  Limited
  2201 Hong Kong Worsted
    Mills
  Industrial Building
  31-39 Wo Tong Jsui
    Street
  Kwai Chury, New
    Territories
  Hong Kong...............         816,667(7)          8.0%         3,780,289            6.4%            6.1%            5.5%
M.C. Tam..................         816,667(8)          8.0%         3,780,289            6.4%            6.1%            5.5%
Joseph Formichelli........          20,000(9)         *                92,578          *               *               *
James Jones...............          50,000(9)         *               231,446          *               *               *
Alan Clark................          50,000(9)         *               231,446          *               *               *
P. K. Chan................          50,000(9)         *               231,446          *               *               *
ALL DIRECTORS AND
  EXECUTIVE OFFICERS AS A
  GROUP (14 PERSONS)......       9,530,317            88.1%        44,115,113           70.5%           68.2%           61.1%

---------------
  *  Less than 1%.

 (1) On a fully-diluted basis including options exercisable within 60 days and without giving effect to the Conversion Ratio.

 (2) Consists of Hayes Common Stock. Includes 4,400,000 shares owned by Chestnut Capital, LP of which Mr. Hayes is the General Partner. Includes 48,529 shares held by a Hayes employee benefit plan of which Mr. Hayes serves as trustee. Mr. Hayes disclaims beneficial ownership of warrants held by Ms. Hayes.

 (3) Consists of warrants to purchase Hayes Common Stock. Ms. Hayes disclaims beneficial ownership of shares held by Mr. Hayes and Chestnut Capital Limited Partnership.

 (4) Consists of warrants to purchase Hayes Common Stock.

 (5) Consists of Hayes Series A Preferred Stock which has voting rights equivalent to those of Hayes Common Stock. Includes Series A Preferred Stock held by S.P. Quek Investments Pte. Ltd., which is an affiliate of Mr. S.P. Quek, Chairman of Rinzai Limited.

 (6) Consists of Hayes Series A Preferred Stock held by Rinzai Limited of which Mr. Quek serves as Chairman and Hayes Series A Preferred Stock held by S.P. Quek Investments Pte. Ltd.

 (7) Consists of Hayes Series A Preferred Stock which has voting rights equivalent to those of the Hayes Common Stock.

 (8) Consists of Hayes Series A Preferred Stock, held by Kaifa Technology (H.K.) Limited, of which Mr. Tam serves as President.

 (9) Consists of options to purchase Hayes Common Stock. Assumes stock price targets which could permit exercise of performance options are not met.

(10) After giving effect to the Conversion Ratio.

(11) Assumes no 6% Convertible Stock is converted to Common Stock.

(12) Assumes $10.0 million of the 6% Convertible Stock is converted into Common Stock at $4.65375 which is 85% of the five day average closing bid price prior to November 18, 1997.

(13) Assumes $45.0 million of the 6% Convertible Stock is converted into Common Stock at $4.65375, $35.0 million of which is converted immediately following the Merger.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 10, 1997, Hayes sold 72,277 shares of common stock of BVRP Software S.A. ("BVRP"), to an affiliate of ACMA, a shareholder of Hayes, for a purchase price of approximately $2.0 million. Such shares were sold at a discount of 15% from the market price established by the average of the closing price of BVRP for the three days prior to November 25, 1997. BVRP common stock is registered and traded on the Nouveau Marche.

     Vulcan Ventures is a shareholder of Hayes, currently owning 263,113 shares of Hayes Series B Preferred Stock (without giving effect to the Conversion Ratio). Vulcan Ventures was the majority shareholder of Cardinal, a company that Hayes acquired in April, 1997. With respect to certain obligations of Cardinal, Vulcan Ventures had certain guarantee obligations. As a part of the transaction to acquire Cardinal, Hayes entered into a guarantee agreement in favor of Vulcan Ventures relating to Vulcan Venture's guarantee of Cardinal obligations. Vulcan Ventures and Hayes have also entered into a Strategic Relationship Agreement pursuant to which Hayes and Vulcan Ventures have agreed to develop mutually beneficial business opportunities.

     Dennis Hayes has an employment agreement with Hayes. Hayes has loaned funds to Dennis Hayes of approximately $244,214 at September 30, 1997, bearing interest at the prime rate. Dennis Hayes sits on the Boards of Directors of three companies in which Hayes has an ownership interest: Scaleable Software Solutions, Inc., BVRP Software S.A., and Xylon Semiconductors, Inc. Such loan will be repaid in full by Mr. Hayes at the closing of the Merger.

     Kaifa Technology (H.K.) Limited, ("Kaifa") is a shareholder of Hayes, currently owning 816,667 shares of Hayes Series A Preferred Stock (without giving effect to the Conversion Ratio). Kaifa and Hayes have entered into a Subcontract Manufacturing Agreement, pursuant to which Kaifa performs certain manufacturing work for Hayes in its factory in Hong Kong.

     Rolling Profit Holdings, Ltd. is a shareholder of Hayes, currently owning 408,333 shares of Hayes Series A Preferred Stock (without giving effect to the Conversion Ratio). Wong's Electronics Limited ("Wong's") is an affiliate of Rolling Profit Holdings, Ltd. Wong's and Hayes have entered into a Subcontract Manufacturing Agreement, pursuant to which Wong's performs certain manufacturing work for Hayes in its factory in China.

                       HAYES' MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECENT DEVELOPMENTS

     In October 1997, a modem manufacturer disclosed its intent to sell its modem products division ("MPD") based in the Southern U.S. Hayes has had preliminary discussions with this modem manufacturer concerning MPD and has engaged an investment banker to assist in evaluating the MPD business. Due to the preliminary nature of the discussions, the structure of and the likelihood of any transaction involving MPD cannot be determined at this time.

GENERAL BUSINESS DEVELOPMENTS

     Hayes is comprised of three business units: the Modem Products business, the Access Systems business and the recently formed Broadband Products business. The Modem Products business designs, manufactures and markets analog and ISDN modem products. The Modem Products business distributes its products under the Optima, Accura, Practical Peripherals, and Cardinal brands. The Access Systems business designs and markets modem pool and remote access server products. These products are distributed under the Century brand. The Broadband Products business designs and markets ADSL and cable modem products and was formed in June 1997. The Broadband Products business markets its products under the Ultra brand.

     On October 1, 1995, Hayes changed its year end from September 30 to December 31. In the following discussion, fiscal 1996 is the calendar year and is compared to Hayes' fiscal year ending September 30, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     General. Hayes' primary capital requirements are for working capital, acquisitions and other capital expenditures. Hayes has historically met its capital requirements through a combination of equity transactions, cash flow from operations, bank lines of credit and credit terms from suppliers.

     Cash Flows. Cash and cash equivalents increased by approximately $800,000 to $6.5 million at September 30, 1997 as compared to $5.7 million at December 31, 1996. Cash and cash equivalent increased by $500,000 at December 31, 1996 from $5.2 million at September 30, 1995. Cash and cash equivalents decreased by $3.1 million at September 30, 1995, as compared to September 30, 1994. The increase in cash in fiscal 1996 resulted from implementation of the Plan and reduction in restricted cash. The decrease in fiscal 1995 resulted primarily from the increase in restricted cash as a result of Hayes' debtor-in-possession financing with General Electric Capital Corporation ("GECC"). The increase in cash and cash equivalents in fiscal 1994 resulted from extending vendor payments prior to Hayes' Chapter 11 filing.

     Cash used in operations was $19.3 million and $45.0 million in the first nine months of 1997 and the first nine months of 1996, respectively. Cash usage in the first nine months of 1997 was caused primarily by $14.5 million of losses and higher receivables due to reduction in prompt payment discounts. Cash usage in the first nine months of 1996 was caused primarily by the implementation of the Plan. Cash used in operations was $41.1 million in fiscal 1996 due to the implementation of the Plan, which included payments of approximately $44.6 million to pre-petition claimants, and a net loss of $13.2 million. Cash generated by operations was approximately $1.5 million in fiscal 1995 and resulted from a net loss of approximately $14.4 million which was more than offset by non-cash depreciation and amortization and reduced working capital investment. Cash used in operations was $7.7 million in 1994 due to a net loss of approximately $28.1 million reduced by non cash depreciation and amortization and reduced working capital investment.

     Cash used in investment activities was approximately $200,000 in the first nine months of 1997 due to the net impact of capital expenditures and changes in other long term assets largely offset by the sale of stock in a French software company and cash from investment activities was approximately $15.4 million in the first nine months of 1996 due to the sale of certain parcels of real estate. Cash from investment activities in fiscal 1996 was due to the sale of real estate, investments and equipment and a reduction in restricted cash partially offset by capital expenditures. Cash used in investment activities was $1.5 million and $8.1 million in fiscal 1995 and 1994, respectively. The primary uses of these funds were capital investments and an increase in restricted cash.

     Cash provided from financing activities was approximately $21.2 million and $34.2 million in the first nine months of 1997 and in the first nine months of fiscal 1996, respectively. In March 1997, Hayes exercised its right to request additional loans from certain shareholders to meet short-term capital needs. Hayes issued short-term promissory notes totaling $4.0 million. Such notes are convertible into Hayes Series A Preferred Stock. On April 23, 1997, Hayes completed an agreement with Vulcan Ventures, Inc. to issue 263,113 shares of Hayes Series B Preferred Stock (without giving effect to the Conversion Ratio) for $5.5 million.

     The cash provided in fiscal 1996 was due to the issuance of $35.0 million of Hayes Series A Preferred Stock partially offset by the repurchase of $13.5 million of common stock less borrowings under Hayes' credit facilities. Cash used in financing activities was $3.0 million in fiscal 1995 due to payments exceeding borrowings under the GECC credit facility. Cash provided by financing activities was $18.1 million in fiscal 1994 due to borrowings under Hayes' credit facility with NationsBank of Georgia N.A.

     At September 30, 1997, Hayes' principal sources of liquidity included cash and cash equivalents and its credit facilities with CIT (the "CIT Facility"). The CIT Facility, which expires on April 16, 2000, consists of two term loans and a revolving loan which provide for maximum borrowings of $64.5 million. The revolving loan provides for financing based upon eligible receivables and inventory. The term loans are based upon appraised values of equipment and intangibles. The term loans and the CIT Line of Credit bear interest at prime plus 1.625% (9.875% at December 31, 1996). The CIT Line of Credit has covenants requiring minimum levels of tangible net worth and net income, as defined. If these minimum levels are not met, CIT may raise the interest rate to prime plus 2.125% and can accelerate the existing loan amortization on the term facilities. The Company did not meet the minimum levels at December 31, 1996, at June 30, 1997 and at September 30, 1997. The interest rate was raised effective January 1, 1997 and the loan amortization on the term facilities was accelerated effective July 1, 1997. At September 30, 1997, Hayes had borrowed to the full extent of availability under the CIT Facility.

     Management believed that such sources were insufficient to enable it to expand its business and sought additional funding through the issuance of Hayes' equity. Hayes and the Company also pursued other sources of capital. As a result of the Company's agreement to sell $45.0 million of 6% Convertible Stock, Hayes terminated the letter of intent related to the $30.0 million preferred stock sale. Management believes the proceeds from the sale of the 6% Convertible Stock if such sale is consummated in addition to cash and cash equivalents and its CIT credit facilities, will be sufficient to satisfy operating cash and capital expenditure requirements after the Merger through at least the next twelve months.

  Inflation

     Hayes believes that inflation has not had a material impact on its operating results and does not expect inflation to have a material impact on its operating results in the foreseeable future.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

                                                     SEPTEMBER 30,     SEPTEMBER 30,
                                                         1996              1997           CHANGE
                                                     -------------     -------------     --------
                                                                (DOLLARS IN THOUSANDS)
    Net Revenues:
      Modem Products...............................     $192,970          $141,114       $(51,856)
      Access Systems...............................        8,464             5,587         (2,877)
                                                        --------           -------       --------
                                                        $201,434          $146,701       $(54,733)
                                                        ========           =======       ========

     Net revenues in the nine months ended September 30, 1997 decreased by $54.7 million, or 27.2%, from the same period in 1996 primarily due to lower revenues in both the Modem Products and Access Systems businesses. The decrease in net revenues was largely attributable to Hayes' introduction of modems with 56Kbs speeds. In the third quarter of fiscal 1996, Rockwell and 3 Com announced the introduction of modem technology that would permit data to be transmitted on analog phone lines at 56Kbs. These announcements were followed by announcements by most modem providers, including Hayes, indicating product availability in the first and second quarters of 1997. As a result of these announcements and commentary from various industry analysts, management believes that its channel partners assumed that modem customers would move quickly to 56Kbs modems and away from the then industry standard 33.6Kbs modems. Consequently, Hayes' channel partners significantly reduced orders for 33.6Kbs products and substantially reduced channel inventories of such products in the first quarter. Instead of placing orders for 33.6Kbs products, Hayes' channel partners began placing orders for Hayes' 56Kbs products. Due to the lack of availability of 56Kbs modem chips from its suppliers, Hayes was unable to fill many of these orders and backlog rose to $10.5 million at March 31, 1997 from $4.6 million at December 31, 1996.

     In the second quarter of 1997, Hayes began to fill its channel partners demand for 56Kbs product. Management believes that during this period its channel partners realized that customer demand was weighted heavily toward 33.6Kbs products and the market had not yet accepted 56Kbs products. As a result, Hayes' channel partners began to place significant orders for 33.6Kbs products. Hayes had converted much of its manufacturing schedule to 56Kbs products and was therefore unable to meet much of its channel partners' demand for 33.6Kbs product during the second quarter. Although second quarter 1997 revenues increased 42.2% from the first quarter of 1997 to $55.7 million at June 30, 1997, backlog grew to $20.9 million at June 30, 1997.

     In the third quarter of 1997, market demand continued to be unstable, Hayes experienced 33.6Kbs chip shortages from its vendors and experienced quality problems with certain 33.6Kbs chips provided by a supplier. These factors limited shipments and disrupted supply to certain customers. Backlog declined to $14.8 million at September 30, 1997.

     Gross profit, as a percentage of net revenues, declined to 23.8% in the first nine months of 1997 from 24.1% in the first nine months of 1996 due to unfavorable manufacturing variances caused by disruption to manufacturing schedules and lower average selling prices for 33.6Kbs products resulting from the introduction of 56Kbs products.

     Selling, general and administrative expenses decreased by $6.0 million in the first nine months of 1997 from the comparable period in 1996. Such expenses represented 28.2% of revenue in the first nine months of 1997 compared to 23.5% in the first nine months of 1996. Hayes reduced operating expenditures in anticipation of lower revenues in the first nine months of 1997, but expenses as a percent of revenue were higher due to such lower revenues.

     Research and development expense increased to $9.0 million from $7.0 million in the first nine months of fiscal 1997 compared to the same period in fiscal 1996 as a result of increased development expenses related to new products for the network and broadband markets.

     In the first nine months of 1997 Hayes recognized a gain of $2.2 million from the sale of stock in a French software company. Hayes also recognized a gain in the first nine months of 1996 of $8.2 million from the sale of certain parcels of real estate.

     Interest expense was $564,000 lower in the first nine months of 1997 compared to the same period in 1996. The interest expense in the first nine months of 1996 included interest at 12%, which was payable on most of the pre-petition claims. These claims were paid in full in April of 1996.

     Hayes reported a net loss of $14.5 million for the nine months ended September 30, 1997 and net loss of $9.7 million for the nine months ended September 30, 1996. On a per share basis, net loss was $(2.91) and net loss was $(1.82) in the nine months ended September 30, 1997 and September 30, 1996, respectively.

  Fiscal 1996 Compared to Fiscal 1995

                                                     SEPTEMBER 30,     DECEMBER 31,
                                                         1995              1996          CHANGE
                                                     -------------     ------------     --------
    Net Revenues:
      Modem Products...............................    $ 260,303         $245,438       $(14,865)
      Access Systems...............................        8,852           12,014          3,162
                                                        --------         --------       --------
                                                       $ 269,155         $257,452       $(11,703)
                                                        ========         ========       ========

     In fiscal 1996, Hayes reported net sales of approximately $257.5 million, a decrease of 4.4% from fiscal 1995. Modem Products business net revenues decreased 5.7% to $245.4 million in fiscal 1996. This decrease resulted from price erosion in the Company's 14.4Kbs and 28.8Kbs modem products. Access Systems business net revenues increased 35.7% in fiscal 1996 to $12.0 million due to growth in Century product sales.

     Gross profit, as a percentage of net sales, remained constant at 23.9% in 1996 and 1995. Although average sales prices declined in fiscal 1996 versus fiscal year 1995, improved product designs and lower manufacturing and material costs enabled Hayes to maintain its gross profit margins.

     Selling, general and administrative expenses, excluding restructuring charges and amortization and write-off of intangibles, increased by approximately $6.1 million in fiscal 1996 and rose as a percentage of revenue to 24.0% versus 20.7% in fiscal 1995. The primary factors in the increase were higher marketing expenses resulting from Hayes' sponsorship of a NASCAR racing team at a cost of $3.8 million, higher marketing expenses and recruiting and relocation expenses due to the employment of a new management team as Hayes emerged from Chapter 11, partially offset by lower administrative expenses.

     Research and development expense declined $1.1 million in 1996 compared to 1995 due to management's curtailment of expenditures in the first half of 1996 as a result of the Chapter 11 filing.

     Interest expense decreased 23.5% or approximately $1.5 million in fiscal 1996 as compared to fiscal 1995 as a result of the $35.0 million capital investment made in Hayes, the sale of certain parcels of real estate, and a new borrowing arrangement, all of which were part of the Plan by which Hayes emerged from Chapter 11. The implementation of the Plan enabled Hayes to pay pre-petition claims which generally accrued interest at 12%.

     In fiscal 1996, Hayes recognized a gain of approximately $700,000 on the sale of stock of a public company which it had previously received as settlement of an intellectual property dispute. Hayes also recognized a gain of approximately $8.2 million on the sale of certain parcels of real estate it had previously acquired for development as a corporate campus.

     Other income consists primarily of insert fees from third parties for the inclusion of their software and related promotional materials in Hayes' products and intellectual property license fees. Other income declined by approximately $1.9 million or 45.2% in fiscal 1996 from approximately $4.2 million in fiscal 1995. The decline resulted from a reduction in license fees from Rockwell. In July 1995, Hayes and Rockwell entered into an agreement in which, among other things, Rockwell agreed to supply Hayes modem chips and Hayes agreed to waive license fees from the date of the agreement through December 31, 1996 (the "Rockwell Agreement").

     The Hayes effective tax rate was 3.0% in 1996 compared to 6.1% in fiscal 1995. Hayes' effective tax rates have been significantly impacted by its losses, nondeductible Chapter 11 expenses and the recognition of valuation allowances on its deferred tax assets.

     Hayes reported a net loss of $13.2 million for fiscal 1996 and a net loss of $14.4 million for fiscal 1995. On a per share basis, net loss was $(2.52) for fiscal 1996 and $(2.56) for fiscal 1995, respectively.

  Fiscal 1995 Compared to Fiscal 1994

                                                      SEPTEMBER 30,     SEPTEMBER 30,
                                                          1994              1995          CHANGE
                                                      -------------     -------------     -------
    Net Revenues:
      Modem Products................................    $ 243,315         $ 260,303       $16,988
      Access Systems................................        2,962             8,852         5,890
                                                         --------          --------       -------
                                                        $ 246,277         $ 269,155       $22,878
                                                         ========          ========       =======

     Net revenues were 9.3% higher in fiscal 1995 than in fiscal 1994. Modem Products business sales increased 7.0% to approximately $260.3 million in fiscal 1995. Hayes experienced strong growth in modem sales in its Asia Pacific operations and modest growth in its North American operations. Access Systems business sales increased 198.9% in fiscal 1995 due to the introduction of the Century product line.

     Fiscal 1995 gross profit as a percentage of net sales increased to 23.9% from 20.7% in fiscal 1994. In March 1994 Hayes lowered prices which resulted in a significant increase in unit volumes. Hayes experienced a number of operational and manufacturing problems which led to unfavorable manufacturing variances and inventory charges. In October 1994, Hayes employed a new vice president of operations. Under his leadership, Hayes made significant improvements in its operations, which resulted in improved margins in fiscal year 1995. In addition, Hayes continued to introduce improved product designs with lower material and manufacturing costs.

     Selling, general and administrative expenses, excluding amortization and write-off of intangibles, decreased by approximately $9.6 million in fiscal 1995 to $55.6 million compared to $65.2 million in fiscal 1994. These expenses also decreased as a percentage of revenue to 20.7% in fiscal 1995 from 26.5% in fiscal 1994. As a result of Hayes' November 15, 1994 Chapter 11 filing, management significantly curtailed operating expenses in the areas of sales and marketing.

     Research and development expense declined $5.4 million in 1995 compared to 1994. As a result of the Chapter 11 filing, management curtailed spending.

     Interest increased 242.6% or by approximately $4.7 million to $6.6 million in fiscal 1995 compared to $1.9 million in fiscal 1994 as a result of Hayes' Chapter 11 filing. Hayes was required to recognize interest on its pre-petition claims at 12% unless the claimant otherwise agreed.

     Other income declined $0.7 million in fiscal 1995 as compared to fiscal 1994 due to the decline in licensing fees to Hayes resulting from the Rockwell Agreement.

     Hayes' effective tax rate was 6.1% and 5.7% for fiscal 1995 and 1994, respectively. Hayes' tax rates have been significantly impacted by its losses, nondeductible Chapter 11 expenses and the recognition of valuation allowances on its deferred tax assets.

     Hayes reported a net loss of $14.4 million for fiscal 1995 and a net loss of $28.1 million for fiscal 1994. On a per share basis net loss was $(2.56) and $(4.98) in fiscal 1995 and fiscal 1994, respectively.

SUMMARY OF QUARTERLY INFORMATION (UNAUDITED)

     Quarterly financial information for the fiscal years ended as follows:

     (in thousands)

                                                                                     EARNINGS (LOSS)
                                                                                           PER
                                           NET         GROSS           NET          COMMON AND COMMON
                                          SALES       PROFIT      INCOME (LOSS)     SHARE EQUIVALENT
                                         --------     -------     -------------     -----------------
                                                                (IN THOUSANDS)
For the year ended September
30, 1995
                                First    $ 69,806     $19,667       $    (746)           $ (0.13)
                               Second      67,108      18,665          (3,474)           $ (0.62)
                                Third      59,185      14,734          (3,487)           $ (0.62)
                               Fourth      73,056      11,303          (6,676)           $ (1.19)
                              --------    -------     -------         -------
                                Total    $269,155     $64,369       $ (14,383)           $ (2.56)
For the three months
ended December 31, 1995                  $ 70,111     $18,346       $  (4,637)           $ (0.82)
For the year ended December
31, 1996
                                First    $ 76,968     $21,763       $   5,515            $  0.98
                               Second      68,617      19,013            (288)           $ (0.06)
                                Third      55,849       7,827         (14,891)           $ (2.93)
                               Fourth      56,018      12,931          (3,490)           $ (0.70)
                              --------    -------     -------         -------
                                Total    $257,452     $61,534       $ (13,154)           $ (2.52)
For the nine months ended
September 30, 1997
                                First    $ 39,176     $ 9,957       $  (5,359)           $ (1.07)
                               Second      55,721      13,975          (2,466)           $ (0.49)
                                Third      51,804      10,950          (6,697)           $ (1.34)
                              --------    -------     -------         -------
                                Total    $146,701     $34,882       $ (14,522)           $ (2.91)

     Primary net income per share was approximately the same as fully diluted net income per share in each period presented above. In addition, quarterly financial information presented for the year ended September 30, 1995 has not been reviewed by Hayes' independent public accountants in accordance with SAS 71.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock. As of December 10, 1997 the Company had 12,559,933 shares of Common Stock issued and outstanding and 9,730 shares of Preferred Stock issued and outstanding, all of which are designated as 6% Cumulative Convertible Preferred Stock. At the Effective Time, the Company will amend its certificate of incorporation to increase the authorized capital stock of the Company to 160,000,000 shares, consisting of 150,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, of which 1,217,930 shares will be designated as Series A Preferred Stock and 45,000 shares are designated as 6% Cumulative Convertible Preferred Stock.

     The Common Stock is listed for trading on NASDAQ/NMS under the symbol "ACCB". The transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Company.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. The holders of Common Stock do not have cumulative voting rights. Subject to any preferential rights held by holders of the Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Company Board out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of outstanding Preferred Stock, if any. Holders of Common Stock do not have preemptive, conversion or redemption rights. All the issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company Board, without further approval or action by the stockholders, is authorized to issue shares of Preferred Stock in one or more series and to fix as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications. Issuances of Preferred Stock may adversely affect the rights of holders of Common Stock. Holders of Preferred Stock might, for example, be entitled to preference in distributions to be made to stockholders upon the liquidation, dissolution or winding up of the Company. In addition, holders of Preferred Stock might enjoy voting rights that limit, qualify or adversely affect the voting rights of holders of Common Stock. Such rights of the holders of one or more series of Preferred Stock might include the right to vote as a class with respect to the election of directors, major corporate transactions or otherwise, or the right to vote together with the holders of Common Stock with respect to any such matter. The holders of Preferred Stock might be entitled to cast multiple votes per share. The issuance of Preferred Stock could have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock, other than the Series A Preferred Stock and the shares of 6% Convertible Stock issued and issuable under the Preferred Stock Investment Agreement.

SERIES A PREFERRED STOCK

     Voting Rights. The Series A Preferred Stock will be nonvoting, except with respect to (i) a change in the rights, preferences or privileges of the Series A Preferred Stock, (ii) a change in the number of authorized shares of Series A Preferred Stock, (iii) the issuance of securities senior to or on parity with the Series A Preferred Stock, (iv) the redemption of or payment of dividends with respect to the Common Stock, (v) the incurrence or guarantee of indebtedness by the Company or (vi) the approval of creation of a mortgage, pledge or security interest in all or substantially all of the Company's assets. The foregoing matters require the approval of a majority of the holders of Series A Preferred Stock.

     Conversion Rights. Each share of Series A Preferred Stock will be convertible, at the option of the holder of such share, into one share of Common Stock, subject to anti-dilution adjustment. The Series A Preferred Stock will also be subject to automatic conversion into Common Stock upon the affirmative vote of at least a majority of the Series A Preferred Stock.

     Redemption. Upon 90 days prior written notice from the holders of more than 50% of the Series A Preferred Stock delivered to the Company not earlier than November 1, 1999, the Company will be required to redeem the Series A Preferred Stock for a cash payment of $4.5159 per share plus accrued but unpaid dividends (the "Redemption Price"). The Company will have the right, at its sole option and discretion and upon 30 days prior written notice, to redeem all of the Series A Preferred Stock for the Redemption Price on April 23, 2000. Less than all of the Series A Preferred Stock may be redeemed on a pro rata basis with the consent of a majority of the holders of the Series A Preferred Stock.

     Dividends. Holders of Series A Preferred Stock will be entitled to receive, as and when declared by the Company's Board, cumulative compounding dividends at the dividend rate of 10% per year of the original issue price per share of the Series A Preferred Stock. Dividends accumulated on the Series A Preferred Stock are to be declared by the Company Board and paid in cash upon the redemption of the Series A Preferred Stock or in shares of Common Stock upon the conversion of the Series A Preferred Stock.

6% CUMULATIVE CONVERTIBLE PREFERRED STOCK

     Voting Rights. The 6% Convertible Stock is nonvoting, except that 85% in interest of the outstanding 6% Convertible Stock is necessary for (i) any amendment to the Certificate of Designations relating to the 6% Convertible Stock, (ii) any amendment to the Certificate of Incorporation or By-Laws of the Company that may amend or change or adversely affect any of the rights, preferences, or privileges of the 6% Convertible Stock, (iii) any waiver of a default in payment of dividends on the 6% Convertible Stock, and (iv) any reorganization or reclassification of the capital stock of the Company, any consolidation or merger (other than the Merger) of the Company with or into any other corporation or corporations, or any sale of all or substantially all of the assets of the Company, that, in any such case, would have an adverse effect on any of the rights, preferences, or privileges of the 6% Convertible Stock. Holders of 6% Convertible Stock who are affiliates of the Company may not participate in such vote and the shares of 6% Convertible Stock of such holders are deemed not to be outstanding for purposes of such vote.

     Conversion Rights. The 6% Convertible Stock is convertible at any time into shares of Common Stock at a conversion price (the "Conversion Price") equal to the lesser (i) $8.00 per share (the "Fixed Conversion Price") or (ii) 85% of the average closing bid price of Common Stock for the five consecutive trading days prior to the date of any conversion notice (the "Market Value"), subject to adjustment under certain circumstances, including to protect against dilution. If, however, the Company's Common Stock is trading at a price which would result in a Conversion Price of less than $5.00 per share then the number of shares of 6% Convertible Stock which may be converted in any 30 day period is limited to such number of shares of 6% Convertible Stock as have a liquidation preference of not more than 10% of the amount paid for the 6% Convertible Stock ($1,000,000 prior to the second closing and $4,500,000 thereafter) except that if the Merger is not consummated within the first six 30 day periods, then such 10% limitation will be increased to 20% for all subsequent periods. If the Conversion Price is below $5.00 per share, then (i) the first 81.25% of the 6% Convertible Stock for which conversion notices are received from an investor during a 30 day period will be convertible at a Conversion Price equal to 85% of the Market Value and the remaining 18.75% will be convertible at a conversion price equal to 92.5% of the Market Value and (ii) the Company may redeem the 6% Convertible Stock submitted for conversion for cash equal to the liquidation preference divided by 85%. In addition, if the Conversion Price is below $5.00 for more than 5 trading days in any 30 day period, then for the balance of such 30 day period and for the next 30 day period, Market Value will be determined on the basis of the lowest 5 consecutive trading day average closing price during the 15 trading days preceding the conversion notice.

     Redemption. The Company has the right to redeem the 6% Convertible Stock in whole or in part, at any time, and from time to time, by paying an amount equal to the liquidation preference per share divided by

85%. If the Company exercises such redemption option, then it is required to issue to the investors warrants with a strike price equal to the higher of the Fixed Conversion Price or the average closing bid price of the Common Stock during the five trading day period which ends three days before the redemption date. The number of warrants so issued will be equal to 50% of the liquidation preference of the shares of 6% Convertible Stock which are redeemed, divided by such strike price. All shares of 6% Convertible Stock which have not been converted by the fourth anniversary of the Preferred Stock Investment Agreement are required to then be converted, subject to extension of such date under certain circumstances.

     Dividends. The shares of 6% Convertible Stock are entitled to receive cumulative dividends at the rate of 6% per annum, payable in cash, or in Common Stock, or by adding the amount of any dividend to the liquidation preference. No distribution, whether by way of dividend or otherwise, may be declared or paid upon or set apart for any class of security of the Company which is junior to the 6% Convertible Stock if, at such time, any dividends on the 6% Convertible Stock have not been paid or declared and set apart for payment with respect to all preceding periods.

ANTI-TAKEOVER PROVISIONS

     The Certificate of Incorporation and the By-laws of the Company (i) provide for three classes of directors on the Company Board from which directors may only be removed by Stockholders for cause; (ii) generally provide that only a majority of the Company Board shall have the authority to fill vacancies on the Company Board; (iii) restrict the right to amend certain provisions of the Certificate of Incorporation and By-laws; (iv) restrict the right of stockholders to call annual meetings; (v) establish an advance notice procedure regarding the nomination of directors by stockholders and stockholder proposals to be brought before an annual meeting; and (vi) authorize the Company Board to issue preferred stock without further stockholder approval. These provisions are designed to encourage any person who desires to take control of and/or acquire the Company to enter into negotiations with the Company Board, thereby making more difficult the acquisition of the Company by means of a tender offer, a proxy contest or other non-negotiated means. In addition to encouraging any person intending to attempt a takeover of the Company to negotiate with the Company Board, these provisions also curtail such person's use of a dominant equity interest to control any negotiations with the Company Board. Under such circumstances, the Company Board may be better able to make and implement reasoned business decisions and protect the interests of all of the Company's stockholders.

     Classified Board. The Certificate of Incorporation provides for the Company Board to be divided into three classes serving staggered terms so that directors' initial terms will expire at the 1997, 1998 or 1999 annual meeting of stockholders, and that starting with the 1997 annual meeting of the Company's stockholders, one class of directors will be elected each year for a three-year term. See "MANAGEMENT OF THE COMPANY -- Directors and Executive Officers." The classes will be as nearly equal in number as possible. The classification of directors makes it more difficult for a significant stockholder to change the composition of the Company Board in a relatively short period of time and, accordingly, provides the Company Board and stockholders time to review any nomination that a significant stockholder may make and to pursue alternative courses of action which it believes are fair to all the stockholders of the Company.

     Removal of and Filling Vacancies on the Company Board. The Certificate of Incorporation provides that, subject to any rights of the holders of any class or series of the capital stock of the Company entitled to vote generally in the election of directors, only a majority vote of the members of the Company Board then in office, although less than a quorum, shall have the authority to fill any vacancies on the Company Board, including vacancies created by an increase in the authorized number of directors. Moreover, because the Certificate of Incorporation provides for a classified board, Delaware law provides that the stockholders may remove a member of the Company Board only for cause and the Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of the voting stock of the Company, voting together as a single class, to remove a member of the Company Board. These provisions relating to removal and filling of vacancies on the Company Board of the Company preclude stockholders from enlarging the Company Board or removing incumbent directors and filling vacancies with their own nominees.

     Amendment of the Certificate of Incorporation and Company By-laws. The Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least 80% of the voting power of the Common Stock entitled to vote generally in the election of directors to amend certain provisions of the Certificate of Incorporation and Company By-laws (including certain of the provisions discussed above). These provisions make it more difficult for stockholders to make changes in the Certificate of Incorporation or Company By-laws, including changes designed to facilitate the exercise of control over the Company.

     Annual Meetings. The Company By-laws provide that annual meetings of stockholders can be called only by the Chairman of the Board, the Vice Chairman of the Board, the President or any Vice President, the Secretary or by the Company Board. Stockholders are not permitted to call an annual meeting but may, upon a written request by stockholders owning a majority in amount of the entire capital stock of the Company issued and outstanding and entitled to vote, require that any of the foregoing call an annual meeting of stockholders. These provisions prohibit a significant stockholder from authorizing stockholder action without a meeting at which all stockholders would be entitled to participate.

     Nominations of Directors and Stockholder Proposals. The Company By-laws establish an advance notice procedure with regard to the nomination other than by, or at the direction of, the Company Board of candidates for election as directors (the "Nomination Procedure") and with regard to stockholder proposals to be brought before an annual meeting of stockholders (the "Business Procedure"). The Nomination Procedure provides that only persons who are nominated by, or at the direction of, the Company Board, or by a stockholder of the Company entitled to vote for the election of directors who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, are eligible for election as directors of the Company. The Business Procedure provides that to be properly brought before an annual meeting, business must be specified in the notice of the annual meeting given by or at the direction of the Company Board or brought before the meeting by, or at the direction of, the Company Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. To be timely, notice for nominations or stockholder proposals must be received by the Company not less than 60 days prior to the annual meeting; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. In addition to the foregoing requirements, the proxy rules under the Exchange Act set forth certain requirements, including stockholder eligibility, timing and attendance requirements, which must be satisfied in order for a stockholder proposal to be included in the Company's proxy statement and form of proxy. These requirements under the Exchange Act may differ from those set forth under the Nomination Procedure or the Business Procedure.

     Under the Nomination Procedure, notice to the Company from a stockholder who proposes to nominate a person at an annual meeting for election as a director must contain certain information about that person so nominated, including age, business and residence addresses, principal occupation, the class and number of shares of Common Stock beneficially owned, and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee, and certain information about the stockholder proposing to nominate that person. Under the Business Procedure, notice relating to a stockholder proposal must contain certain information about such proposal and about the stockholder who proposes to bring the proposal before the meeting, including the class and number of shares of Common Stock beneficially owned by such stockholder. If the officer of the Company presiding at the meeting determines that a person was not nominated in accordance with the Nomination Procedure, or that other business was not brought before the meeting in accordance with the Business Procedure, such person is not eligible for election as a director, or such business is not to be conducted as such meeting, as the case may be.

     The purpose of the Nomination Procedure is, by requiring advance notice of nomination by stockholders, to afford the Company Board a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Company Board, to inform stockholders about such qualifications. The purpose of the Business Procedure is, by requiring advance notice of stockholder proposals, to provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Company Board, to provide the Company Board with a meaningful opportunity to inform stockholders, prior to such meetings, of any proposal to be introduced at such meetings, together with any recommendation as to the Company Board's position or belief as to action to be taken with respect to such proposal, so as to enable stockholders better to determine whether they desire to attend such meeting or grant a proxy to the Company Board as to the disposition of any such proposal. Although the Company By-laws do not give the Company Board any power to approve or disapprove stockholder nominations for the election of directors or any other proposal submitted by stockholders, the Company By-laws may have the effect of precluding a nomination for the election of directors or precluding the conducting of business at a particular stockholder meeting if the proper procedures are not followed, and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

     Issuance of Preferred Stock. The Certificate of Incorporation authorizes the Company Board to issue preferred stock, without further stockholder approval, which could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power and other rights of holders of Common Stock. The ability of the Company Board to issue preferred stock could have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the stockholders.

                   DESCRIPTION OF THE CAPITAL STOCK OF HAYES

     All references in this Section to Hayes capital stock and to conversion prices are before application of and adjustment for the Conversion Ratio and the Merger.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of Hayes consists of 100,000,000 shares of $.01 par value per share common stock and 10,263,113 shares of preferred stock, without par value, of which 10,000,000 shares are designated Hayes Series A Preferred Stock and 263,113 shares are designated Hayes Series B Preferred Stock. As of December 10, 1997, Hayes had 4,991,750 shares of common stock outstanding, 4,900,000 of Series A Preferred Stock outstanding and 263,113 shares of Hayes Series B Preferred Stock. In addition, 4,900,000 shares of authorized, unissued common stock have been reserved for issuance upon conversion of the Hayes Series A Preferred Stock, 263,113 shares of authorized, unissued common stock have been reserved for issuance upon conversion of the Hayes Series B Preferred Stock, 1,800,000 shares of authorized, unissued common stock have been reserved for issuance to employees of Hayes upon exercise of stock options granted and to be granted pursuant to the Hayes Option Plan, 600,000 shares of common stock have been reserved for issuance under the certain board warrants and additional shares of common stock have been reserved for possible issuance under the Anti-dilution Warrant issued to ACMA; however ACMA has agreed to terminate its Anti-dilution Warrant as a part of the Merger.

HAYES COMMON STOCK

     The holders of Hayes Common Stock are entitled to one vote per share of record on all matters submitted to the shareholders for vote and do not have cumulative voting rights. Subject to any preferential rights of the holders of Hayes preferred stock, the holders of the Hayes Common Stock are entitled to receive ratably such dividends as are legally declared by Hayes and are entitled to share ratably in all assets remaining after payment of liabilities and payment of any liquidation preference of outstanding preferred stock in the event of liquidation, dissolution or winding up of Hayes. Issuance of additional shares of Hayes Common Stock is restricted by the By-Laws of Hayes and by the Shareholders' Agreement.

PREFERRED STOCK

     The holders of preferred stock have the voting and other rights that are ascribed to each Series of preferred stock. Issuance of additional shares of any Series of preferred stock or creation of a new Series of preferred stock is restricted by the By-Laws of Hayes and by the Shareholders' Agreement.

HAYES SERIES A PREFERRED STOCK

     The holders of Hayes Series A Preferred Stock are entitled to one vote per share of record on all matters submitted to the shareholders for vote and do not have cumulative voting rights. The voting rights of the holders of Hayes Series A Preferred Stock are equal to those of the holders of common stock. The holders of Hayes Series A Preferred Stock are entitled to receive ratably such dividends as are legally declared by Hayes which dividends are preferential to those paid on common stock. Each share of Hayes Series A Preferred Stock is convertible, at the option of the holder thereof, into such number of fully paid and nonassessable shares of common stock as is determined by dividing $7.14 by the Hayes Series A Conversion Price in effect on the date the certificate is surrendered for conversion. The "Hayes Series A Conversion Price" is currently $7.14. There are anti-dilution protections in the Hayes Articles of Incorporation for the Hayes Series A Preferred Stock. Each share of Hayes Series A Preferred Stock shall automatically be converted immediately prior to the consummation of an initial public offering of Hayes under the Securities Act. In the event of any liquidation, dissolution or winding up of Hayes, the holders of the Hayes Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of Hayes to the holders of the common stock or any other shares of Hayes other than Hayes Series A Preferred Stock, from the entire assets and funds of Hayes legally available for distribution, the amount of $7.14 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus cumulative interest on such amount from the issue date of such share at a rate of eight percent (8%) per annum, for each share of Hayes Series A Preferred Stock then held by them.

HAYES SERIES B PREFERRED STOCK

     The holders of Hayes Series B Preferred Stock are not entitled to vote. The holders of Hayes Series B Preferred Stock are entitled to receive ratably cumulative compounding dividends at the dividend rate of ten percent (10%) per annum of the original issue price per share of Hayes Series B Preferred Stock. Dividends shall accrue quarterly, provided, however, that in the event of conversion of the Hayes Series B Preferred Stock, dividends shall be accrued through the day immediately prior to such conversion. The dividends are preferential such that no dividends may be paid on the common stock, Hayes Series A Preferred Stock or Hayes Series C Preferred Stock unless all accrued and unpaid dividends on the Hayes Series B Preferred Stock are paid. Each share of Hayes Series B Preferred Stock is convertible, at the option of the holder thereof, into such number of fully paid and nonassessable shares of common stock as is determined by dividing $20.9036 by the Hayes Series B Conversion Price in effect on the date the certificate is surrendered for conversion. The "Hayes Series B Conversion Price" is currently $20.9036. Each share of Hayes Series B Preferred Stock shall automatically be converted immediately prior to the consummation of a qualified public offering of Hayes if certain conditions are met. There are anti-dilution protections in the Hayes Articles of Incorporation for the Hayes Series B Preferred Stock. In the event of any liquidation, dissolution or winding up of Hayes, after the holders of the Hayes Series A Preferred Stock have been paid, the holders of the Hayes Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of Hayes to the holders of the common stock or any other shares of Hayes other than Hayes Series B Preferred Stock, from the entire assets and funds of Hayes legally available for distribution, the amount of 100% of the original purchase price plus any accrued and unpaid dividends.

                      COMPARISON OF RIGHTS OF STOCKHOLDERS
                            OF THE COMPANY AND HAYES

     If the Merger is consummated, holders of Hayes capital stock will become holders of the Company's Securities and the rights of such holders will be governed by the Company's Certificate of Incorporation and the Company's By-laws. The rights of the Company's stockholders differ in certain respects from the rights of Hayes Shareholders. Certain of the differences are summarized below. This summary is qualified in its entirety by referenced to the full text of such documents.

BUSINESS COMBINATIONS

     Generally, under DGCL, the approval by the affirmative vote of the holders of a majority of the outstanding stock (or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock) of a corporation entitled to vote on the matter is required for a merger or consolidation or sale, lease or exchange of all or substantially all of the corporation's assets to be consummated.

     The Company's Certificate of Incorporation does not contain provisions regarding business combinations and does not impose requirements in addition to or different from those imposed by the DGCL.

     Under the GBCC, to approve a plan of merger, a majority of all votes entitled to be cast on the plan must approve the plan; however, the articles or by-laws may require a greater vote or may require a separate majority vote by one or more voting groups of the corporation, in which case each such group must approve the plan by a majority vote. Holders of non-voting shares are entitled to vote on a plan of merger as members of a larger voting group including all shares entitled to vote on the merger if the merger plan contains a provision that, if contained in a proposed amendment to the articles of incorporation, would require action by one or more separate voting groups on the proposed amendment. The GBCC provides that unless the articles of incorporation or by-laws require a greater vote, a majority of shareholders entitled to vote must approve a corporation's sale, lease, exchange, or other disposal of all or substantially all of its property.

     The Hayes By-Laws provide that the prior consent or approval of 70% of the issued and outstanding shares of Hayes Common Stock and Hayes Series A Preferred Stock shall be necessary for Hayes to take any action which results in a merger, consolidation or reorganization with or into any other corporation or corporations or a sale of all or substantially all of the assets of the corporation.

AMENDMENTS TO CHARTERS

     Under the DGCL, unless otherwise provided in the certificate of incorporation, a proposed amendment to the certificate of incorporation requires an affirmative vote of a majority of the outstanding stock entitled to vote thereon. If any such amendment would adversely affect the rights of any holders of shares of a class or series of stock, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize such amendment.

     The Company's Certificate of Incorporation provides that no amendment to the Company's Certificate of Incorporation shall amend, alter, change or repeal the super majority voting provisions relating to the division of the Company Board into classes; the number and removal of members of the Company Board; term of office of members of the Company Board; and the filling of vacancies on the Company Board unless the amendment, alteration, change or repeal shall have received the affirmative vote of the holders of at least 80% of the outstanding shares of Hayes Common Stock and Hayes Series A Preferred Stock entitled to vote thereon. The Company's Certificate of Incorporation otherwise comports with the DGCL.

     The GBCC provides that unless the articles of incorporation require a greater vote or a vote by voting groups, the amendment to be adopted must be approved by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. The holders of the outstanding shares of a class are entitled to vote as a separate voting group on a proposed amendment if the amendment would affect the rights of such holders even if the articles of incorporation provide that the shares are nonvoting shares.

     The Hayes By-Laws provide that the prior consent or approval of the holders of at least seventy percent (70%) of the issued and outstanding shares of Hayes Common Stock and Hayes Series A Preferred Stock shall be necessary for the corporation to amend the Hayes Amended and Restated Articles of Incorporation (the "Hayes Articles").

AMENDMENTS TO BY-LAWS

     Under the DGCL, the power to adopt, alter and repeal the Company By-laws is vested in the stockholders, except to the extent that the certificate of incorporation vests it in the board of directors. The Company By-laws provide that the Company By-laws, or any one of them, may be supplemented, amended or repealed by the Board of Directors, or by the vote of a majority in interest of the stockholders represented and entitled to vote thereon at any meeting at which a quorum is present; provided, however, that the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of the Company voting stock, voting together as a single class, is required to amend, alter or repeal the sections of the Company By-Laws which have the same effect as those provisions of the Company's Certificate of Incorporation governing (i) division of the Company Board into three classes serving staggered three year terms; (ii) the number of directors; (iii) term of office of directors; (iv) removal of directors and (v) the filling of vacancies on the Company Board.

     Under the GBCC, a corporation's shareholders may amend or repeal the corporation's by-laws or adopt new by-laws even though the by-laws may also be amended or repealed by its board of directors. A corporation's board of directors may amend or repeal the corporation's by-laws or adopt new by-laws unless the articles of incorporation provide otherwise or a particular by-law adopted by the shareholders expressly provides that the board of directors may not amend or repeal that by-law. A by-law limiting the authority of the board of directors or establishing staggered terms for directors may only be adopted, amended, or repealed by the shareholders.

     The Hayes Articles provide that the Hayes By-Laws shall not be changed without the approval of the holders of at least 70% of the outstanding Hayes Common Stock and Hayes Series A Preferred Stock.

REDEMPTION OF CAPITAL STOCK

     Under the DGCL, subject to certain limitations, a corporation's stock may be made subject to redemption by the corporation at its option, at the option of the holders of such stock or upon the happening of a specified event. The DGCL prohibits the purchase or redemption of stock when the capital of a corporation is or would become impaired, but shares entitled to dividend or liquidation preference may be purchased or redeemed out of capital if such shares are retired and capital is reduced in accordance with legal requirements. The Company's Certificate of Incorporation does not contain any provision relating to the right to redeem outstanding shares of capital stock.

     Under the GBCC a corporation's stock may be made subject to redemption at the option of the corporation, the shareholder, or another person or upon the occurrence of a specified event. At all times that shares of the corporation are outstanding, however, the GBCC requires that one or more shares that together have unlimited voting rights and one or more shares that together are entitled to receive the net assets of the corporation upon dissolution must be outstanding.

     The Hayes Articles gives redemption rights to the holders of Hayes Series B Preferred Stock upon 90 days prior written notice of 50% of such holders, and Hayes has limited rights to redeem Hayes Series B Preferred Stock upon 30 days prior written notice to the holders of such stock.

STOCKHOLDER ACTION

     Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted. The Company's Certificate of Incorporation and the Company's By-laws provide that all elections and questions put to stockholders shall be decided by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote at the meeting, except as otherwise permitted or required by the DGCL, the Company's Certificate of Incorporation or the Company By-Laws.

     Under the GBCC, action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action or, if so provided in the articles of incorporation, by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted upon such action were present and voted.

     The Hayes Articles and the Hayes By-Laws provide that any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if written consent, setting forth the action so taken, is signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

SPECIAL STOCKHOLDER MEETINGS

     The DGCL provides that an Annual Meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws. The Company By-laws provide that an Annual Meeting may be called by the Chairman of the Board, the Vice Chairman of the Board, the President, any Vice President or by the Company Board and shall be called by any of the foregoing at the request in writing of stockholders owning a majority in amount of the entire capital stock of the Company issued and outstanding and entitled to vote.

     Under the GBCC, an annual meeting of shareholders may be called by the board of directors, the person or persons authorized to do so by the articles of incorporation or by-laws, or the holders of at least twenty-five percent (25%), or such greater or lesser percentage as may be provided in the articles of incorporation or by-laws, of all the votes entitled to be cast on any issue proposed to be considered at the proposed annual meeting. The Hayes By-Laws provide that annual meetings of the shareholders may be called at any time by the Chief Executive Officer or the Board of Directors or upon the written request of any holder or holders of not less than 10% of the outstanding capital stock of Hayes.

NUMBER AND ELECTION OF DIRECTORS

     The DGCL permits the certificate of incorporation or the by-laws of a corporation to contain provisions governing the number and terms of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, such number may not be changed without amending the certificate of incorporation. The Company's Certificate of Incorporation provides that the number of directors shall be fixed from time to time pursuant to a resolution adopted by a majority of the entire Company Board.

     The DGCL permits the certificate of incorporation of a corporation or the by-laws to provide that directors be divided into one, two or three classes. The term of office of one class or directors shall expire each year with the terms of office of no two classes expiring the same year. The Company Board consists of five individuals divided into three classes with each director serving a three year term (after the initial term). The Company's Certificate of Incorporation divides the Company Board into three classes with each director serving a three year term.

     The GBCC allows the articles of incorporation or by-laws of a corporation to specify or fix the number of directors, or may authorize the shareholders or the board of directors to fix or change the number of directors, or may establish a variable range for the size of the board of directors. The Hayes By-Laws fixes the number of Directors at seven.

     The GBCC provides that the terms of directors shall expire at the next annual shareholders' meeting following their election unless their terms are staggered. The articles of incorporation or a by-law adopted by the shareholders may provide for staggering the terms of the directors by dividing the total number of directors into two or three evenly divided groups. The initial term of the first group shall expire at the first annual shareholders' meeting after their election; the initial term of the second group shall expire at the second annual shareholders' meeting after their election; and the initial term of the third group, if any, shall expire at the third annual shareholders' meeting after their election. At each annual shareholders' meeting held thereafter, directors shall be chosen for a term of two years or three years, as the case may be, to succeed those whose terms expire.

     The Hayes By-Laws provide that the Directors shall be elected at each annual meeting and shall serve for a term of one year. The Hayes Shareholders, however, have entered into a Shareholders' Agreement which provides certain shareholders with the right to designate members of the Hayes Board.

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the votes which all stockholders would be entitled to cast at any annual election of directors or class of directors to amend or repeal, or to adopt any provision inconsistent with certain provisions of the Company's Certificate of Incorporation. The provisions of the Company's Certificate of Incorporation subject to the 80% vote requirement include the provisions which divide the Company Board into three classes serving staggered three year terms, establish the term of office of directors and the standards for removal of directors and the filling of vacancies on the Company Board. The Company's Certificate of Incorporation also authorizes the Company Board to issue preferred stock, without further stockholder approval, which could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of Company stock. In addition, the Company's By-laws contain certain antitakeover provisions which establish an advance notice procedure regarding the nomination of directors by stockholders and stockholder proposals to be brought before an annual meeting and provisions which restrict the right of stockholders to call Annual Meetings.

     The Hayes Articles require the affirmative vote of the holders of at least 70% of the issued and outstanding shares of Hayes Common Stock and Hayes Series A Preferred Stock for Hayes to amend the Hayes Articles or By-Laws, take any action which results in the merger, consolidation or reorganization with or into any other corporation or corporations, or take any action which results in the voluntary dissolution or liquidation of Hayes.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the DGCL, a corporation may indemnify any director, officer, employee or agent against expense (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation to procure a judgment in its favor -- a "derivative action") if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

     The Company's Certificate of Incorporation provides, among other things, that the Company shall indemnify any person who is or was a director or officer of the Company who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he (i) is or was a director or officer of the Company, or (ii) is or was serving at the request of the Company as director, officer, employee, agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Under the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if such individual conducted himself or herself in good faith and reasonably believed that such conduct was in the best interests of the corporation or that such conduct was at least not opposed to the best interests of the corporation and, in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the requisite standard of conduct. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under the GBCC, or in connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her.

     Hayes Articles provide that each person who is or was a director or officer of Hayes, and each person who is or was a director or officer of Hayes who at the request of Hayes is serving or has served as an officer or director of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified in such capacity by Hayes against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by Hayes under the GBCC and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of Hayes or of such other enterprises; provided, however, that except with respect to proceedings by an officer or director to enforce his rights to indemnification hereunder, Hayes shall indemnify any such director or officer in connection with a successful proceeding (or part thereof) so initiated by such person in his capacity as a director or officer of Hayes only if such proceeding (or part thereof) was authorized by the Hayes Board.

                                 LEGAL MATTERS

     The law firm of Morrison Cohen Singer & Weinstein, LLP, New York, New York, has acted as counsel to the Company in connection with this offering and will render an opinion as to the legality of the securities being offered hereby. The law firm of Womble Carlyle Sandridge & Rice PLLC, Atlanta, Georgia, has acted as counsel to Hayes in connection with the Merger and will render an opinion as to the tax treatment of the Merger.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries as of July 31, 1997 and 1996 and for each of the three years in the period ended July 31, 1997 included in this Proxy Statement/Prospectus and the related Financial Statement Schedule have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Hayes and its subsidiaries as of December 31, 1995 and 1996 and for the years ended September 30, 1994 and 1995 the three months ended December 31, 1995 and the year ended December 31, 1996 included in this Proxy Statement/Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report appearing herein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     ITEM 2

              RATIFICATION OF PREFERRED STOCK INVESTMENT AGREEMENT

     On November 12, 1997 the Company and several investors entered into a Preferred Stock Investment Agreement pursuant to which the Company agreed to sell to the Investors up to 45,000 shares of the Company's 6% Convertible Stock with a liquidation preference of $1,000 per share, at a purchase price of $1,000 per share. On November 12, 1997 10,000 shares of 6% Convertible Stock were sold for $10,000,000. The Preferred Stock Investment Agreement provides that the remaining 35,000 shares of 6% Convertible Stock will be purchased at a purchase price of $1,000 per share ($35,000,000 in the aggregate) immediately following closing of the Merger, provided that no material adverse change occurs in the interim and provided further that the Company is not obligated to sell and the investors are not obligated to purchase shares of 6% Convertible Stock to the extent that (i) the purchase price paid for all shares of 6% Convertible Stock would exceed 19.99% of the aggregate market capitalization of the Company based on the end of day market capitalization of the Company on the consummation date of the Merger, after taking into effect (x) shares of capital stock of the Company to be issued in the Merger and (y) shares of Common Stock that would be issuable if all shares of 6% Preferred Stock were converted on such date, and
(ii) the number of shares of Common Stock issuable on the closing date if all shares of Preferred Stock were then converted would represent 20% or more of the number of outstanding shares of Common Stock outstanding on the trading day immediately preceding the closing date unless stockholder approval has been obtained. In connection with the Preferred Stock Investment Agreement, the Company and the investors entered into a Registration Rights Agreement.

     The 6% Convertible Stock is convertible at any time into shares of Common Stock at a conversion price (the "Conversion Price") equal to the lesser (i) $8.00 per share (the "Fixed Conversion Price") or (ii) 85% of the average closing bid price of Common Stock for the five consecutive trading days prior to the date of any conversion notice (the "Market Value"), subject to adjustment under certain circumstances, including to protect against dilution. If, however, the Company's Common Stock is trading at a price which would result in a Conversion Price of less than $5.00 per share then the number of shares of 6% Convertible Stock which may be converted in any 30 day period is limited to such number of shares of 6% Convertible Stock as have a liquidation preference of not more than 10% of the amount paid for the 6% Convertible Stock ($1,000,000 prior to the second closing and $4,500,000 thereafter) except that if the Merger is not consummated within the first six 30 day periods, then such 10% limitation will be increased to 20% for all subsequent periods. If the Conversion Price is below $5.00 per share, then (i) the first 81.25% of 6% Convertible Stock for which conversion notices are received from an investor during a 30 day period will be convertible at a Conversion Price equal to 85% of the Market Value and the remaining 18.75% will be convertible at a conversion price equal to 92.5% of the Market Value, and
(iii) the Company may redeem the Preferred Stock submitted for conversion for cash equal to the liquidation preference divided by 85%. In addition, if the Conversion Price is below $5.00 for more than 5 trading days in any 30 day period, then for the balance of such 30 day period and for the next 30 day period, Market Value will be determined on the basis of the lowest 5 consecutive trading day average closing price during the 15 trading days preceding the conversion notice. The Company may, at its option reduce the amount of 6% Convertible Stock which may be converted in any 30 day period, in which event the amount convertible in subsequent periods will be increased, the Fixed Conversion Price will be reduced and the discount from Market Value will be increased.

     The Company has the right to redeem the 6% Convertible Stock in whole or in part, at any time, and from time to time, by paying an amount equal to the liquidation preference per share divided by 85%. If the Company exercises such redemption option, then it is required to issue to the investors warrants with a strike price equal to the higher of the Fixed Conversion Price or the average closing bid price of the Common Stock during the five trading day period which ends three days before the redemption date. The number of warrants so issued will be equal to 50% of the liquidation preference of the shares of 6% Convertible Stock which are redeemed, divided by such strike price.

     The Company has the right to redeem the 6% Convertible Stock in whole or in part, at any time, and from time to time, by paying an amount equal to the liquidation preference per share divided by 85%. If the Company exercises such redemption option, then it is required to issue to the investors warrants with a strike price equal to the higher of the Fixed Conversion Price or the average closing bid price of the Common Stock during the five trading day period which ends three days before the redemption date. The number of warrants so issued will be equal to 50% of the liquidation preference of the shares of 6% Convertible Stock which are redeemed, divided by such strike price. All shares of 6% Convertible Stock which have not been converted by the fourth anniversary of the Preferred Stock Investment Agreement are required to then be converted, subject to extension of such date under certain circumstances.

     The Registration Rights Agreement entered into in connection with the Preferred Stock Investment Agreement requires the Company to promptly register and cause to be listed the common shares underlying the 6% Convertible Stock purchased and underlying any warrants which are issued and to maintain such registration statement and listing. If (i) the Company fails to effect such registration and listing within the applicable time periods or (ii) an investor's ability to sell registered shares is suspended for various reasons, including failure of the Company to maintain the effectiveness of such registration statement or listing for more than a specified number of days or
(iii) the Company fails to comply with a conversion notice and such failure continues for more than a specified number of days, then the Company is required to make payments to the investors in an amount equal to 2% per month of the liquidation preference for each month (or portion thereof) during which such event continues and, under certain circumstances, the Company may be required to
(i) purchase the 6% Convertible Stock for an amount equal to the liquidation preference divided by 85%, and issue warrants and (ii) purchase shares of Common Stock issued upon conversion of 6% Convertible Stock and exercise of warrants for a purchase price equal to the closing bid price as of the time of issuance of such underlying shares.

     The shares of 6% Convertible Stock are entitled to receive cumulative dividends at the rate of 6% per annum, payable in cash, or in Common Stock, or by adding the amount of any dividend to the liquidation preference. No distribution, whether by way of dividend or otherwise, may be declared or paid upon or set apart for any class of security of the Company which is junior to the 6% Convertible Stock if, at such time, any dividends on the 6% Convertible Stock have not been paid or declared and set apart for payment with respect to all preceding periods.

     The Board of Directors of the Company unanimously approved the Preferred Stock Investment Agreement and on November 12, 1997 the Company (i) entered into such Agreement, (ii) received $10,000,000 upon the sale of 10,000 shares of 6% Convertible Stock and (iii) agreed to sell up to 35,000 additional shares of 6% Convertible Stock for up to $35,000,000 following closing of the Merger. The Preferred Stock Investment Agreement provides that the Company is not obligated to sell shares of 6% Convertible Stock convertible into 20% or more of the Company's outstanding Common Stock on the date of sale, both with respect to the initial sale and the subsequent sale, unless stockholder approval has been obtained. If all 10,000 purchased shares of 6% Convertible Stock had been converted on the date of purchase, 2,321,263 shares of Common Stock would have been issuable, representing 18.6% of the Company's outstanding Common Stock (excluding such 2,321,263 shares). As of December 10, 1997, 64,640 shares of Common Stock (approximately one-half of 1% of the Company's outstanding Common Stock) have been issued pursuant to conversions of the 6% Convertible Stock. The Board of Directors believes that it is in the best interest of the Company to sell the maximum number of shares of 6% Convertible Stock provided for in the Preferred Stock Investment Agreement.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE PREFERRED STOCK INVESTMENT AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

                                     ITEM 3

            RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP
        AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING JULY 31, 1998

     The Board of Directors of the Company has selected Deloitte & Touche LLP, certified public accountants, to be the Company's independent auditors for the fiscal year ending July 31, 1998. If the stockholders do not ratify this selection at the Annual Meeting, the Board of Directors may reevaluate the selection of Deloitte & Touche LLP, but it would have the right to and would consider retaining Deloitte & Touche LLP in any event. Representatives of Deloitte & Touche LLP and of Cooopers & Lybrand L.L.P., Hayes' independent auditors, are expected to be present at the Annual Meeting to respond to appropriate stockholders' questions and to make a statement if such representatives desire to do so.

     Deloitte & Touche LLP served as the Company's independent auditors for the fiscal year ended July 31, 1997.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS.

                                 OTHER MATTERS

     At the time of preparation of this Proxy Statement/Prospectus, the Company Board knows of no other matters to be presented for action at the Annual Meeting. As stated in the accompanying proxy card, if any other business should come before the Annual Meeting, proxies have discretionary authority to vote their shares according to their best judgment, including, without limitation, a motion to adjourn or postpone the Annual Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger or otherwise.

     The Company anticipates that the 1998 Annual Meeting will be held in May, 1998. Therefore, proposals of stockholders of the Company intended to be presented at the 1998 Annual Meeting of the Company must be received by the Company not later than February 1, 1998 to be considered for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ACCESS BEYOND, INC. AND SUBSIDIARIES AUDITED FINANCIAL STATEMENTS:
  Independent Auditors' Report.....................................................       F-2
     Consolidated Statements of Operations for each of the years ended July 31,
      1997, 1996 and 1995..........................................................       F-3
     Consolidated Balance Sheets as of July 31, 1997 and 1996......................       F-4
     Consolidated Statements of Cash Flows for each of the three years ended July
      31, 1997, 1996 and 1995......................................................       F-5
     Consolidated Statements of Stockholders' Equity for each of the three years
      ended July 31, 1997, 1996 and 1995...........................................       F-6
     Notes to Consolidated Financial Statements for the years ended July 31, 1997,
      1996, and 1995...............................................................    F-7-19
HAYES
  Consolidated Financial Statements of Hayes:
     Independent Accountant's Report...............................................      F-20
     Consolidated Balance Sheets as of December 31, 1995 and 1996 and September 30,
      1997 (unaudited).............................................................      F-21
     Consolidated Statements of Operations for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, the year ended December
      31, 1996, and the nine months ended September 30, 1996 and 1997
      (unaudited)..................................................................      F-22
     Consolidated Statements of Stockholders' Equity (Deficit) for the years ended
      September 30, 1994 and 1995, the three months ended December 31, 1995, the year ended December 31, 1996 and the nine months ended September 30, 1997
      (unaudited)..................................................................      F-23
     Consolidated Statements of Cash Flows for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, the year ended December
      31, 1996, and the nine months ended September 30, 1996 and 1997
      (unaudited)..................................................................      F-24
     Notes to Consolidated Financial Statements....................................   F-25-38

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Access Beyond, Inc.
Gaithersburg, Maryland

     We have audited the accompanying consolidated balance sheets of Access Beyond, Inc. and subsidiaries (the successor company to Penril DataComm Networks, Inc.) as of July 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Access Beyond, Inc. and subsidiaries as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.

/S/ DELOITTE & TOUCHE LLP

Washington, D.C.
August 29, 1997 (November 12, 1997 as to Note 11)

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     YEAR ENDED JULY 31,
                                                              ---------------------------------
                                                                1997         1996        1995
                                                              --------     --------     -------
NET REVENUES FROM CONTINUING OPERATIONS.....................  $ 18,000     $ 39,435     $52,611
COSTS AND EXPENSES
  Cost of revenues..........................................    11,999       22,409      29,394
  Selling, general and administrative.......................    12,887       18,611      18,765
  Product development and engineering.......................     6,164        7,389       7,438
  Merger related expenses...................................     4,077          500          --
  Write-down of assets......................................       864           --          --
  Provision for restructuring costs.........................       238        9,718          --
  Amortization of cost over net assets acquired.............        --          734         834
                                                              --------     --------     -------
                                                                36,229       59,361      56,431
OPERATING LOSS FROM CONTINUING OPERATIONS...................   (18,229)     (19,926)     (3,820)
OTHER INCOME (EXPENSE)
  Interest income...........................................       380           --          --
  Interest expense..........................................      (200)        (698)     (1,228)
  Other: settlement of lawsuit..............................     3,547           --          --
  Other income (expenses), net..............................       612          (44)       (144)
                                                              --------     --------     -------
                                                                 4,339         (742)     (1,372)
LOSS FROM CONTINUING OPERATIONS
Before Income Taxes.........................................   (13,890)     (20,668)     (5,192)
  Benefit For Income Taxes..................................        --           --         578
                                                              --------     --------     -------
LOSS FROM CONTINUING OPERATIONS.............................   (13,890)     (20,668)     (4,614)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS,
  net of income taxes.......................................        --          404      (1,661)
LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS,
  net of income taxes.......................................    (3,735)        (640)     (1,400)
                                                              --------     --------     -------
NET LOSS....................................................  $(17,625)    $(20,904)    $(7,675)
                                                              ========     ========     =======
NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE
  Continuing operations.....................................  $  (1.16)    $  (2.14)    $ (0.61)
  Discontinued operations...................................        --         0.04       (0.22)
  Loss on disposal of discontinued operations...............     (0.31)       (0.07)      (0.19)
                                                              --------     --------     -------
                                                              $  (1.47)    $  (2.17)    $ (1.02)
                                                              ========     ========     =======
Shares used in per share calculation........................    11,956        9,650       7,559
                                                              ========     ========     =======

THE CONSOLIDATED FINANCIAL STATEMENTS OF ACCESS BEYOND, INC. INCLUDE THE FINANCIAL INFORMATION OF PENRIL DATACOMM NETWORKS, INC. FOR THE PERIODS PRIOR TO NOVEMBER 18, 1996 WHEN ACCESS BEYOND, INC. WAS SPUN-OFF FROM PENRIL DATACOMM NETWORKS, INC. SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                               JULY 31,
                                                                         ---------------------
                                                                           1997         1996
                                                                         --------     --------
CURRENT ASSETS:
Cash and cash equivalents..............................................  $    578     $  4,237
Accounts receivable, less allowance for doubtful accounts of $215 in
  1997 and $554 in 1996................................................     3,050        7,044
Inventories............................................................     5,678        9,684
Deferred income taxes..................................................        --        1,700
Net assets of discontinued operations..................................        --        7,337
Other current assets...................................................       167          249
                                                                         --------     --------
TOTAL CURRENT ASSETS...................................................     9,473       30,251
Property and equipment, net............................................     3,484        2,457
Other assets...........................................................       949        1,072
                                                                         --------     --------
TOTAL ASSETS...........................................................  $ 13,906     $ 33,780
                                                                         ========     ========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings..................................................  $     --     $  4,000
Current portion of capital lease obligations...........................       287          272
Accounts payable.......................................................     3,458        6,076
Accrued compensation and commissions...................................       630        1,347
Other accrued expenses.................................................     1,467        1,758
                                                                         --------     --------
TOTAL CURRENT LIABILITIES..............................................     5,842       13,453
Long-Term portion of capital lease obligations.........................       456          633
Other Noncurrent Liabilities...........................................       297        1,479
                                                                         --------     --------
TOTAL LIABILITIES......................................................     6,595       15,565
                                                                         --------     --------
Commitments and Contingencies (See Note 7).............................        --           --
SHAREHOLDERS' EQUITY
  Serial preferred stock, $.01 par value; authorized, 100,000 shares;
     issued, none......................................................        --           --
  Common stock, $.01 par value; authorized, 30,000,000 shares; issued and outstanding, 12,495,291 shares in 1997 and 10,849,647 shares
     in 1996...........................................................       125          109
  Additional paid-in capital...........................................    46,431       39,837
Accumulated deficit....................................................   (39,206)     (21,581)
  Accumulated foreign currency translation adjustment..................       (39)        (150)
                                                                         --------     --------
TOTAL SHAREHOLDERS' EQUITY.............................................     7,311       18,215
                                                                         --------     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............................  $ 13,906     $ 33,780
                                                                         ========     ========

THE CONSOLIDATED FINANCIAL STATEMENTS OF ACCESS BEYOND, INC. INCLUDE THE FINANCIAL INFORMATION OF PENRIL DATACOMM NETWORKS, INC. FOR THE PERIODS PRIOR TO NOVEMBER 18, 1996 WHEN ACCESS BEYOND, INC. WAS SPUN-OFF FROM PENRIL DATACOMM NETWORKS, INC. SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     YEAR ENDED JULY 31,
                                                              ---------------------------------
                                                                1997         1996        1995
                                                              --------     --------     -------
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
  loss from operations......................................  $(13,890)    $(20,668)    $(4,614)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization..........................  1,269...        3,452       4,418
     Benefit from deferred taxes............................        --           --        (578)
     Provision for restructuring costs......................       238        9,718          --
     Other..................................................        20          (93)         25
  (Increase) decrease in assets:
     Accounts receivable....................................     1,406        6,477       2,508
     Inventories............................................       559         (472)      1,122
     Other current assets...................................        19          529        (287)
  Increase (decrease) in liabilities:
     Accounts payable.......................................    (1,093)      (2,080)      1,792
     Other liabilities......................................      (793)        (731)       (291)
                                                              --------     --------     -------
Net cash provided by (used in) continuing operating
  activities................................................   (12,265)      (3,868)      4,095
CASH FLOWS FROM DISCONTINUED OPERATIONS
  Proceeds from the sale of discontinued operations.........     5,411           --          --
  Loss from discontinued operations.........................    (3,735)        (236)     (3,061)
  Non-cash charges and changes in working capital...........    (1,809)      (2,832)        285
  Provision for loss on disposal of discontinued
     operations.............................................     3,735          640       1,400
                                                              --------     --------     -------
Net cash provided by (used in) discontinued operations......     3,602       (2,428)     (1,376)
Net cash used in provided by (used in) operations...........    (8,663)      (6,296)      2,719
CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for purchased technology.....................      (352)        (800)     (1,049)
  Expenditures for property, equipment and other............      (714)        (747)       (417)
                                                              --------     --------     -------
Net cash used in investing activities.......................    (1,066)      (1,547)     (1,466)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net borrowings under line of credit.......................        --       (1,095)      1,870
  Payments on long-term debt................................      (282)      (5,210)     (3,300)
  Issuance of common stock..................................     6,241       17,486          74
  Other.....................................................       111          (93)         94
                                                              --------     --------     -------
Net cash provided by (used in) financing activities.........     6,070       11,088      (1,262)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR......     4,237          992       1,001
                                                              --------     --------     -------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR............  $    578     $  4,237     $   992
                                                              ========     ========     =======
SUPPLEMENTAL INFORMATION
  Cash payments for income taxes............................  $     --     $     20     $   113
                                                              ========     ========     =======
  Cash payments for interest................................  $    200     $    783     $ 1,103
                                                              ========     ========     =======

THE CONSOLIDATED FINANCIAL STATEMENTS OF ACCESS BEYOND, INC. INCLUDE THE FINANCIAL INFORMATION OF PENRIL DATACOMM NETWORKS, INC. FOR THE PERIODS PRIOR TO NOVEMBER 18, 1996 WHEN ACCESS BEYOND, INC. WAS SPUN-OFF FROM PENRIL DATACOMM NETWORKS, INC. SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED JULY 31, 1997, 1996 AND 1995
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                       COMMON STOCK      ADDITIONAL                   RETAINED
                                    ------------------    PAID-IN       UNEARNED      EARNINGS     CURRENCY
                                      SHARES    AMOUNT    CAPITAL     COMPENSATION   (DEFICIT)    ADJUSTMENT
                                    ----------  ------   ----------   ------------   ----------   ----------
BALANCE AUGUST 1, 1994............   7,442,368   $ 74     $ 21,720        $(16)       $   6,998      $(196)
  Net loss........................                                                       (7,675)
  Issuance of common stock --.....
     Upon exercise of stock
       options....................      33,067      1           73
     Upon exercise of warrants....      80,000      1          194
  For acquisition of patent
     rights.......................      50,000      1          118
  Shares retired in connection
     with options, warrants, and
     awards.......................    (62,620)     (1)        (194)         16
  Deferred tax benefit from
     exercise of options..........          --                 473
  Foreign currency translation
     adjustment...................          --                                                        136
                                    ----------   ----      -------       -----         --------      ----
BALANCE JULY 31, 1995.............   7,542,815     76       22,384          --             (677)      (60)
  Net loss........................                                                      (20,904)
  Issuance of common stock --
     Upon sale in private
       placements.................   2,607,267     26       14,718
     Upon exercise of stock
       options....................     687,284      7        2,735
     Upon exercise of warrants....      25,000     --           --
  Shares retired in connection
     with options, warrants and
     awards.......................    (12,719)     --           --
  Foreign currency translation
     adjustment...................          --                                                        (90)
                                    ----------   ----      -------       -----         --------      ----
BALANCE JULY 31, 1996.............  10,849,647    109       39,837          --          (21,581)     (150)
  Net loss........................          --                                          (17,625)
  Issuance of common stock --
     Upon exercise of stock
       options....................   1,124,951     11        6,124
     Upon sale of stock...........      16,989     --          115
  For purchase of technology from
     Paradyne.....................     503,704      5        1,695
  For the effect of the merger of
     Penril and Bay Networks, and
     the spin-off of Access
     Beyond.......................          --     --       (1,340)
  Foreign currency translation
     adjustment...................                                                                    111
                                    ----------   ----      -------       -----         --------      ----
BALANCE JULY 31, 1997.............  12,495,291   $125     $ 46,431        $ --        $ (39,206)     $(39)
                                    ==========   ====      =======       =====         ========      ====

THE CONSOLIDATED FINANCIAL STATEMENTS OF ACCESS BEYOND, INC. INCLUDE THE FINANCIAL INFORMATION OF PENRIL DATACOMM NETWORKS, INC. FOR THE PERIODS PRIOR TO NOVEMBER 18, 1996 WHEN ACCESS BEYOND, INC. WAS SPUN-OFF FROM PENRIL DATACOMM NETWORKS, INC. SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     EFFECTS OF THE SPIN-OFF AND MERGER TRANSACTIONS: Access Beyond, Inc. ("Access Beyond" or "the Company") was incorporated on July 23, 1996, and filed a Form S-1 Registration Statement with the Securities and Exchange Commission which became effective October 17, 1996. On November 18, 1996 Penril DataComm Networks, Inc. ("Penril") distributed a dividend to its stockholders of record, one share of common stock of Access Beyond for each share of Penril common stock held. Penril transferred all of the assets and liabilities of Penril's remote access business to Access Beyond before becoming a wholly owned subsidiary of Bay Networks, Inc.("Bay") on November 18, 1996. As the successor company to Penril, Access Beyond retains the historical financial information of Penril through November 18, 1996, when Penril was merged into Bay. For accounting purposes, the disposition of the modem business, as a result of the merger agreement with Bay, has been accounted for as a reduction of paid in capital.

     On November 18, 1996 Penril transferred all of its remote access business assets and liabilities to Access Beyond as part of its spin-off of Access Beyond. Assets and liabilities related to the modem business remained with Penril and Penril became a wholly-owned subsidiary of Bay as part of the Merger Agreement with Bay. Revenues from the modems prior to the sale of the modem business to Bay were $4.2 million in fiscal 1997. Under the terms of the Merger Agreement with Bay, assets and liabilities related to the modem business that were acquired by Bay included the following at the date of the closing.

                                                                         NOVEMBER 18,
                                                                             1996
                                                                    -----------------------
                                                                       (IN THOUSANDS OF
                                                                           DOLLARS)
        ASSETS:
          Accounts receivable, net................................          $ 2,542
          Inventory, net..........................................            2,740
          Deferred tax asset......................................            1,700
          Other assets............................................              761
                                                                             ------
        Total Assets..............................................            7,743
                                                                             ======
        LIABILITIES:
          Line of credit..........................................          $ 4,000
          Accounts payable........................................            1,525
          Other liabilities.......................................              887
                                                                             ------
        Total Liabilities.........................................            6,412
                                                                             ------
        Net assets related to the modem business..................          $ 1,331
                                                                             ======

     As a result of the merger with Bay, the Company paid performance and severance payments to certain employees. In addition, the Company incurred investment banking, legal and consulting fees. The total merger related expenses were approximately $4.1 million.

     BUSINESS: The company is in the business of developing and marketing products which enable local remote or mobile users to access network resources (remote access business).

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS: The Company considers cash on hand, deposits in banks, and highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

     FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short maturities of such instruments. Capital lease obligations are carried at amounts approximating fair values based on current rates offered to the Company for debt with similar collateral and guarantees, if any, and maturities.

     INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market. The inventories include the cost of material and, when applicable, labor and manufacturing overhead. During the fourth quarter of fiscal 1997 as a result of the introduction of the new AB2400/4400 product line, the Company reviewed its reserve for obsolescence of VCS and CSX product inventory. Based on this review, the Company recorded a charge of $864,000. The following table shows the detail in the inventory account for the years ending July 31, 1997 and 1996.

                                                                      1997       1996
                                                                     -------    -------
                                                                      (IN THOUSANDS OF
                                                                          DOLLARS)
        Raw Materials and component parts........................... $ 3,433    $ 5,823
        Work in process.............................................      42        541
        Finished goods..............................................   2,203      3,320
                                                                      ------     ------
        Total inventories........................................... $ 5,678    $ 9,684
                                                                      ======     ======

     PROPERTY, EQUIPMENT, AND DEPRECIATION: Additions to property and equipment are recorded at cost. The Company provides depreciation for financial reporting purposes using primarily the straight-line method over the estimated useful lives of the assets which range from 3 to 10 years. Leasehold improvements are amortized over the term of the related lease or their estimated useful lives, whichever is shorter. The following table shows the detail in property, equipment and depreciation for the years ending July 31:

                                                         USEFUL LIVES       1997         1996
                                                         ------------     --------     --------
                                                                            (IN THOUSANDS OF
                                                                          DOLLARS)
    Machinery, and equipment............................   3-5 years      $  7,385     $ 10,875
    Purchased software and technology...................     3 years         6,544        5,486
    Leasehold improvements..............................   3-5 years           949          879
                                                                          --------     --------
    Total property and equipment, at cost...............                    14,878       17,240
    Less accumulated depreciation and amortization......                   (11,394)     (14,783)
                                                                          --------     --------
    Total property and equipment, net...................                  $  3,484     $  2,457
                                                                          ========     ========

     REVENUE RECOGNITION: Revenues are recognized at the time of shipment of the product or performance of product-related services. Revenues from the license of product technology is recorded upon delivery of the technology specification and the fulfilment of the other material obligations.

     ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     IMPAIRMENT OF LONG-LIVED ASSETS: During fiscal 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 (SFAS
121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", which requires the Company to review long-lived assets, certain identifiable intangibles, and goodwill related to those assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of events occurring in the fourth quarter of fiscal 1996, the Company decided to restructure and refocus its

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

remaining business. Due to these events, the Company determined that the Excess of Costs over Net Assets Acquired would not be recoverable, and a charge of $4,952,000 was taken in the fourth quarter of fiscal 1996 against the carrying value of this asset.

     INCOME TAXES: Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. A valuation allowance is established to reduce deferred tax assets to the amount expected to be realized.

     EARNINGS PER SHARE: Earnings per share for the three years ended July 31, 1997 are calculated based on the weighted average common shares outstanding.

     SOFTWARE DEVELOPMENT COSTS: Certain acquired software development costs are being amortized over their estimated economic life, principally five years, commencing when each product is available for general release. Internal software development are expensed as incurred, except those costs applicable to third party contracts.

     STOCK-BASED COMPENSATION: Effective August 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, pro forma net income and earnings per share information has been presented in Note 7 as required under SFAS 123.

     RELATED PARTY TRANSACTIONS: As described in Note 5, the Company entered into a consulting agreement with Henry Epstein, the former CEO of Penril.

     In November 1996, John Howard was appointed as a member of the Board of Directors of the Company. Mr. Howard is the brother of Ronald A. Howard, President and CEO of the Company.

     CONCENTRATION OF RISK: Material and components for the Company's products are purchased from outside suppliers. While most components are available from several suppliers, a few are provided from sole-source vendors. The Company believes that in most cases alternative sources could be obtained within a reasonable time period; however, an interruption in the supply of such components could have a temporary adverse effect on the Company's operations.

     NEW ACCOUNTING PRONOUNCEMENTS: During fiscal 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 128, 129, 130, and 131. These statements establish standards for computing and presenting earnings per share, disclosing information about an entity's capital structure, reporting and displaying comprehensive income and its components in financial statements, and reporting information about operating segments in annual financial statements, respectively. Each of these statements are effective for financial statements for periods beginning after December 15, 1997. The effect of adopting these statements in fiscal 1998 is not deemed to be material.

     RECLASSIFICATIONS: Certain reclassifications have been made to prior period consolidated financial statements to conform to the July 31, 1995 presentation.

2.  RESTRUCTURING

     In the fourth quarter of fiscal 1996, Penril took actions to strategically restructure its business to improve Penril's financial performance. The restructuring included a plan to focus Penril's business operations on the remote access server and remote connectivity markets ("Remote Access") and away from the data transmission markets. As a result of this plan Penril recorded a charge of $9,718,000 in the fourth quarter of

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

fiscal 1996 and the Company recorded a charge of $238,000 in the fourth quarter of fiscal 1997. These charges were for the following costs.

          a. The excess of costs over the fair value of net assets acquired through the Datability, Inc. acquisition in fiscal 1993, was related to data transmission techniques and, due to the restructuring plan, has no net realizable value. Accordingly the remaining book value of $4,952,000 was written off in fiscal 1996.

          b. A charge of $2,339,000 was taken for the write-off of inventory and fixed assets related to the data transmission business. In fiscal 1997 an additional charge of $238,000 was taken for the write-off of inventory related to the data transmission business, and substantially all inventory related to the data transmission business was disposed of.

          c. A charge of $1,012,000 was taken for contractual obligations and settlement costs incurred for leased facilities in Carlstadt, New Jersey, Hong Kong and Malaysia. Under the restructuring plan the Hong Kong and Malaysia facilities were vacated at the end of fiscal 1996, and substantially all of the leased space in the Carlstadt, New Jersey facility was vacated. As of July 31, 1997 a provision of $300,000 remained for the future contractual obligations and settlement costs associated with the Carlstadt, New Jersey facility.

          d. A charge of $979,000 was taken for computer software related to the data transmission business that was capitalized in accordance with FAS86, which had no realizable value under the restructuring plan. In fiscal 1997 the remaining book value of this computer software was written off.

          e. A charge of $436,000 was taken for severance costs associated with employees terminated in connection with the restructuring plan. All costs associated with these terminations were paid in fiscal 1997.

3.  DISCONTINUED OPERATIONS

     In fiscal 1995, the Board of Directors decided to sell Technipower, Inc. ("TPI"), a subsidiary manufacturing uninterruptible power supplies and power regulating equipment. In October 1996, the Company completed the sale of TPI business for $1,591,000 in cash and a $2,750,000 note. As of July 31, 1997, a balance of $980,000 remained unpaid on the note which was due July 31, 1997. The Company reserved the unpaid balance of this note with a charge of $980,000 to loss on disposal of discontinued operations.

     In fiscal 1996, the Board of Directors decided to sell Electro-Metrics, Inc. ("EMI"), a subsidiary manufacturing test equipment and systems for analysis of electromagnetic interference and communications security including applications in satellite communications. In June 1997, the Company completed the sale of the EMI business to EMI Holding Corp. (the "Borrower"), for $2,000,000 in cash, $1,500,000 in subordinated term notes, and $500,000 in warrants. The subordinated term notes include a $1,000,000 note with payments of principal and interest to be made in seven (7) quarterly installments of $50,000 each, beginning on June 30, 1997, and one final installment together with accrued interest being due on June 30, 1999. Interest on the $1,000,000 note is at 3% above the highest interest rate being charged to the Borrower by the Borrower's principal bank lender ("Bank Rate"). The remaining subordinated term note of $500,000 accrues interest at 2% above the Bank Rate, accruing from June 30, 1997 and payable in monthly installments beginning on July 1, 1999. The principal shall be paid in one (1) installment on June 30, 2002. The warrants are exercisable on June 30, 2002, wherein the Borrower issues to the Company shares of preferred stock of the Borrower equal to 19.678% of the shares of the Borrower outstanding immediately after the exercise of these warrants.

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

     In accordance with the Securities and Exchange Commissions Staff Accounting Bulletin No. 81, "Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity", a provision was charged to Loss from Disposal of Discontinued Operations for the outstanding balance of the subordinated term notes and warrants at July 31, 1997 of $1,950,000. The Company fully expects to collect these notes and warrants, however the repayments will be recorded as income when received due to the highly leveraged structure of the Borrower. As a result, the Company recorded a loss on the disposition of the EMI business of approximately $2.8 million.

     The following table sets forth the selected financial data of both discontinued operations for the three years ended July 31, 1997, 1996 and 1995:

                                                         1997        1996        1995
                                                        -------     -------     -------
                                                        (IN THOUSANDS OF DOLLARS)
        Revenues......................................  $ 4,743     $10,469     $ 8,960
                                                        -------     -------     -------
        Income (loss) from operations, net of income
          taxes.......................................       --         404      (1,661)
                                                        -------     -------     -------
        Loss on disposal, net of income taxes.........   (3,735)       (640)     (1,400)
                                                        -------     -------     -------
        Total loss from discontinued operations.......  $(3,735)    $  (236)    $(3,061)
                                                        =======     =======     =======
        Depreciation and amortization.................  $   153     $   431     $   415
                                                        -------     -------     -------
        Capital expenditures..........................  $   114     $   275     $   245
                                                        =======     =======     =======

     The Company disposed of both TPI and EMI operations through the sale of the subsidiary companies net assets. Therefore at July 31, 1997 there were no identifiable assets or income tax benefits for either discontinued operation.

4.  FINANCING

     BANK FINANCING: On November 18, 1996, pursuant to the Spin-off and Merger transactions, Bay assumed the $4,000,000 outstanding line of credit which the Company had prior to the transaction. As of July 31, 1997, the Company had no line of credit with its principal bank.

5.  LONG-TERM OBLIGATIONS

     The accompanying Consolidated Statements of Operations include net rental expense for the fiscal years 1997, 1996, and 1995 of $1,103,000, $1,673,000 and
$1,941,000 respectively. At July 31, 1997, the aggregate future minimum rental commitments under all noncancelable operating lease agreements are as follows:

                                               GROSS         RENTAL           NET
                                              RENTAL          FROM          RENTAL
          FOR THE YEARS ENDING JULY 31,     COMMITMENTS     SUBLEASES     COMMITMENTS
        ----------------------------------  -----------     ---------     -----------
                                                    (IN THOUSANDS OF DOLLARS)
        1998..............................    $ 1,841        $ 1,011        $   830
        1999..............................      1,678             87          1,591
        2000..............................        855             --            855
        2001..............................        671             --            671
        2002..............................        106             --            106
                                               ------         ------         ------
                                              $ 5,151        $ 1,098        $ 4,053
                                               ======         ======         ======

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

     As described more fully in Note 7, the Company entered into an agreement with Hibbing Electronics Corporation ("Hibbing") in March 1997 which allows Hibbing to use certain of the Company's leased manufacturing equipment. Capital lease obligations at July 31, 1997 and 1996 consisted of:

                                                                  1997           1996
                                                                  ----           ----
                                                                   (IN THOUSANDS OF
                                                                       DOLLARS)
        Capital leases..........................................  $743           $905
          less current portion..................................  (287)          (272)
                                                                  -----          -----
        Long-term capital lease obligations.....................  $456           $633
                                                                  =====          =====

     On November 18, 1996, the Company entered into a noncancelable four (4) year consulting agreement with Henry Epstein/d.b.a. Ideonics, former CEO and chairman of the board of Penril, which has a minimum commitment of $137,500 per year.

6.  INCOME TAXES

     In November 1996, as a result of the merger of Penril DataComm Networks, Inc. with Bay Networks, Inc., all federal net operating losses and general business and other tax credits of Penril DataComm Networks, Inc., of approximately $15.2 million and $1.2 respectively remained with Penril after the Spin-off of the Company.

     The following table sets forth the differences between the tax provision (benefit) from continuing operations calculated at the statutory federal income tax rate and the actual tax benefit for the fiscal years ended July 31, 1996 and 1995 for Penril:

                                                                     AS OF JULY 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
                                                                       (AMOUNTS IN
                                                                      THOUSANDS OF
                                                                        DOLLARS)
        Tax provision at federal statutory rate..................  $(7,027)    $(1,724)
        Amortization of non-deductible intangibles...............    1,931         283
        State & foreign taxes, net of federal benefit............   (1,137)       (218)
        Change in valuation allowance............................    6,093       1,134
        Other....................................................      140         (53)
                                                                   -------     -------
        Income tax benefit.......................................  $    --     $  (578)
                                                                   =======     =======

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

     The primary components of the temporary differences which give rise to Penril's net deferred tax asset at July 31, 1996 are shown below:

                                                                          AS OF JULY 31,
                                                                               1996
                                                                          --------------
        Deferred tax assets:
          Reserves and other contingencies..............................     $  1,500
          Depreciation and amortization.................................           65
          Restructuring Reserve.........................................        1,859
          Net operating loss............................................        6,780
          General Business and other tax credits........................        1,248
          Loss on discontinued operations...............................          546
          Valuation reserve.............................................       (9,837)
                                                                              -------
          Total deferred tax assets.....................................        2,161
        Deferred tax liabilities
          Amortization of technologies..................................         (461)
                                                                              -------
        Net deferred tax assets.........................................     $  1,700
                                                                              =======

     Access Beyond, Inc., will file its first tax return for the period from November 18, 1996 until the end of the fiscal year ended July 31, 1997. Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are shown in the following table.

                                                                            JULY 31,
                                                                              1997
                                                                          -------------
                                                                          (IN THOUSANDS
                                                                          OF DOLLARS)
        Deferred Tax Assets:
          Reserves and other contingencies..............................     $   721
          Note receivable reserves......................................       1,137
          Net operating losses..........................................       5,247
          Excess tax depreciation over book.............................          65
                                                                             -------
        Net deferred tax assets.........................................       7,170
        Valuation Allowance.............................................      (7,170)
                                                                             -------
        Net Deferred Tax Assets Reported................................     $    --
                                                                             =======

     No income tax provision or benefit was recorded in fiscal 1997.

     The reconciliation of the effective income tax rates to the Federal statutory rate is as follows:

                                                                              JULY 31,
                                                                                1997
                                                                              --------
        Statutory federal rate..............................................    -34.0%
        State income taxes, net of federal income tax benefit...............     -1.6%
        Transaction Merger..................................................    -13.7%
        Miscellaneous.......................................................      2.5%
        Change in valuation allowance.......................................     46.8%
                                                                                -----
        Effective tax rates.................................................      0.0%
                                                                                =====

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

     At July 31, 1997 the Company had a net operating loss carryforward (including EMI and TPI) of approximately $13.8 million which expires in 2012. The Company has made no income tax payments for the year ended July 31, 1997.

7.  COMMITMENTS AND CONTINGENCIES

     PENDING TRANSACTION: On July 29, 1997, the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with Hayes Microcomputer Products, Inc. Under the terms of the Merger Agreement with Hayes Microcomputer Products (the "Hayes Merger"), Hayes will become a wholly owned subsidiary of the Company and the shareholders of Hayes at the time the Merger becomes effective will own approximately 79% of the outstanding equity securities of the Company. The Company will amend its certificate of incorporation to (i) change its name to Hayes Communications Inc., (ii) increase the number of authorized shares of capital stock, and (iii) create Series A Preferred Stock and the Board of Directors of the Company will be increased to seven members, five of whom will be designated by the Hayes shareholders. The transaction is subject to regulatory and the Company's stockholders' approval and certain conditions to closing as set forth in the Hayes Agreement. At the time of the consummation of the merger, the Company is responsible for payment of the investment banking fees of approximately $1.0 million and for change of a control payment of $437,500 to Ronald Howard (president of the Company).

     POSSIBLE LOSS OF HAWK TECHNOLOGY: On May 2, 1997, the Company and Paradyne Corporation, A Delaware corporation ("Paradyne"), entered into the 2290 Remote Access Gateway ("Hawk") Technology Transfer Agreement (the "Technology Agreement") pursuant to which Paradyne (i) transferred to the Company technology relating to certain open remote dial access cards (in the form of a comprehensive set of specifications, technical information, hardware and software)(the "Hawk Technology"), (ii) sold to the Company certain inventory, tools and equipment used in the application of the Hawk Technology to develop and manufacture products, ("Hawk Products") which include the Hawk Technology,
(iii) licensed to the Company certain intellectual property in connection with the Hawk Technology, and (iv) agreed to provide the Company with technical, engineering, manufacturing and marketing support, for an aggregate purchase price of 503,704 shares of the Common Stock (the "Paradyne Shares"), and $425,000 in cash. The shares of Common Stock were valued at the fair value at date of issuance, approximately $1.7 million. The Company and Paradyne also entered into a Stock Purchase Agreement, dated as of May 2, 1997 (the "Purchase Agreement"), pursuant to which the Company sold and issued the Paradyne Shares to Paradyne. Pursuant to the Purchase Agreement, the Company is required to register the Paradyne Shares for Paradyne under the Securities Act within one hundred twenty (120) days after the closing, with the right to extend such date by 60 days, under certain circumstances.

     Paradyne's transfer of Hawk Technology, license of Intellectual Property and, to a certain extent, the inventory of Hawk Product are subject to an "Unwind" provision in the Technology Agreement. Paradyne may elect to rescind the Technology Agreement if the Company (a) fails to timely register the Paradyne Shares or (b) fails to use its best efforts to maintain the effectiveness of the registration statement, and does not cure such failure within 30 days after Paradyne gives written notice. Such election would result in the termination of the license of the Intellectual Property, the transfer of the Hawk Technology and unsold Hawk Products to Paradyne, and the return to the Company of the value of the consideration paid, subject to certain adjustments.

     HIBBING AGREEMENT: In March 1997, the Company entered into an agreement with Hibbing Electronics Corporation in which Hibbing manufactures and sells printed circuit card products to the Company. Under the Agreement, Hibbing has the right to use the lower level of the Company's Gaithersburg, Maryland facility as well as certain equipment needed for the manufacturing process. Hibbing pays the Company 50% of the monthly rent and utilities associated with the facility and pays the current installment amounts on the

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

manufacturing equipment that Hibbing uses and that the Company leases. This agreement expires August 31, 1998 at which time Hibbing shall have the option to purchase all of the equipment covered under the agreement and the Company will assign all right, title, and interest in the covered leases and equipment to Hibbing in exchange for Hibbing's agreement to pay and perform the Company's obligations under those leases.

     LEGAL PROCEEDINGS: The Company initiated a lawsuit in December 1994 against Network Systems Corporation ("NSC") for breach of contract, fraudulent inducement and defamation. The suit is seeking specific performance, compensatory damages of $2,000,000 and punitive damages of $5,000,000. The litigation arises out of a contract in which the Company agreed to develop certain computer hardware and software to NSC's specifications. NSC subsequently brought a counterclaim alleging negligent misrepresentation, fraud and breach of contract by the Company. NSC is seeking recision of the contract, restitution of monies paid by NSC to the Company, compensatory damages of $5,000,000 and punitive damages in an unspecified amount. As of July 31, 1997, the Company was in discussions with NSC.

     In 1993 the Company initiated a lawsuit against Standard Microsystems Corp. ("SMC") for breach of contract including failure to transfer technology, unfair competition and false representations. In September 1996, the Company and SMC agreed to drop the charges of false representation and settle the contractual dispute. In October 1996, the Company received from SMC, in settlement of the litigation, $3,500,000 cash, net of legal payments.

     Digital Equipment Corporation ("DEC") has claimed, through a series of written communications, that the Company has violated DEC patents related to DEC LAT technology. In August 1997, the Company and DEC entered into an license agreement including a specific release whereby the Company acquired a non-exclusive license to develop, manufacture, and market specified products which are compatible with Digital's LAT technology.

     The Company is involved in other routine litigation.

     Management believes none of the litigation will have a material adverse effect on the Company's financial position or results of operations.

8.  SHAREHOLDERS' EQUITY

     COMMON STOCK: In the first quarter of fiscal 1997, as part of the Spin-off and Merger with Bay described in Note 1, Penril issued 1,124,951 shares of its common stock in connection with the accelerated vesting of Penril's outstanding employee stock options and non-employee stock options. Penril received approximately $6,135,000 from the exercise of those options. Also prior to the Spin-off and Merger with Bay, Penril issued 16,989 shares of its common stock to Ronald Howard for $115,000. Subsequently, Penril issued 11,991,587 shares of the Company's common stock in a stock dividend which is described more fully in Note 1, and completed the Spin-off and Merger with Bay. The Company's common stock began trading on

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

the NASDAQ on November 18, 1996. A summary of stock option transactions for Penril during the three years ended July 31, 1997 is as follows:

                                                                                    1995 INCENTIVE
                                        1986 INCENTIVE PLAN    DIRECTORS' PLAN           PLAN
                                        -------------------   ------------------   -----------------
                                                    AVERAGE              AVERAGE             AVERAGE
                                         NUMBER      PRICE     NUMBER     PRICE    NUMBER     PRICE
                                           OF         PER        OF        PER       OF        PER
                                         SHARES      SHARE     SHARES     SHARE    SHARES     SHARE
                                        ---------   -------   --------   -------   -------   -------
    Outstanding August 1, 1994........  1,037,419    $4.15     204,000    $3.64         --    $
      Granted.........................    348,000    $3.12      18,000    $3.25         --       --
      Exercised.......................    (33,067)   $2.23          --       --         --       --
      Canceled........................   (233,617)   $4.15          --       --         --       --
    Outstanding July 31, 1995.........  1,118,735    $3.89     222,000    $3.61         --       --
      Granted.........................    494,000    $7.34      18,000    $5.69     70,000    $6.77
      Exercised.......................   (539,284)   $4.02    (148,000)   $3.87         --       --
      Canceled........................   (110,500)   $4.32          --       --         --       --
    Outstanding July 31, 1996.........    962,951    $5.54      92,000    $3.59     70,000    $6.77
      Exercised.......................   (962,951)   $5.54     (92,000)   $3.59    (70,000)   $6.77
    Outstanding July 31, 1997.........         --       --          --       --         --       --

     EMPLOYEE STOCK OPTIONS AND STOCK AWARDS: On November 18, 1996, the Company adopted the 1996 Long Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, which will terminate on November 18, 2006, awards may be granted to key employees of the Company and its subsidiaries in one or more of the following forms: (i) Incentive Stock Options; (ii) Non-qualified Stock Options; and (iii) a combination of the foregoing. The option price per share of any option granted under the 1996 Plan is the fair market value of a share of Common Stock on the date the option is granted. No option will be exercisable more than ten years from the date of grant and vest over three years. An aggregate of 2,000,000 shares of the Company's common stock were reserved for issuance at July 31, 1997

     NON-EMPLOYEE DIRECTOR STOCK OPTIONS: On November 18, 1996, the Company adopted the 1996 Non-Employee Directors' Stock Option Plan ("Directors Plan"). Under the Directors Plan an option to purchase 25,000 shares is automatically granted to each non-employee director on the first day of his initial term. In addition, options to purchase 5,000 shares are automatically granted to each non-employee director on the fifth business day after the Annual Report on Form 10-K is filed with the Securities and Exchange Commission. The option price per share of any option granted under the Directors Plan is the fair market value of a share of Common Stock on the date the option is granted. No option will be exercisable more than ten years from the date of grant and vest over three years. An aggregate of 250,000 shares were reserved for issuance under the Directors Plan at July 31, 1997.

     A summary of the stock option transactions for the Company for the year ended July 31, 1997 is as follows (amounts in thousands):

                                                   1996 LONG TERM
                                                   INCENTIVE PLAN             DIRECTORS' PLAN
                                               -----------------------     ---------------------
                                                NUMBER        AVERAGE      NUMBER       AVERAGE
                                                  OF           PRICE         OF          PRICE
                                                SHARES       PER SHARE     SHARES      PER SHARE
                                               ---------     ---------     -------     ---------
    Granted..................................  1,469,000       $6.08       100,000       $7.74
    Canceled.................................   (100,000)      $6.63            --          --
    Outstanding at July 31, 1997.............  1,369,000       $6.04       100,000       $7.74

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

     CHANGE OF CONTROL PROVISION: In the case of a "change in control" of the Company, an option holder will generally have the right, commencing at least five days prior to the "change in control" and subject to any other limitation on the exercise of the option in effect on the date of exercise, to immediately exercise any options in full to the extent not previously exercised, without regard to any vesting limitations.

     SFAS NO. 123: For the purposes of following pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is expensed in the year that the options are granted using the Black-Scholes option valuation model. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restriction and are fully transferable. In addition, option valuation models, such as Black-Scholes model, require the input of highly subjective assumptions including the expected stock price volatility which are subject to change from time to time. For this reason, and because SFAS No. 123 fair value-based method of accounting has not been applied to options granted prior to August 1, 1995, the resulting pro forma compensation costs are not necessarily indicative of costs to be expected in future years.

     In preparing the pro forma information, the following assumptions were made: risk-free weighted average interest rate was 5.5%; volatility factors of the expected market price of the Company's common stock of 61.12% in fiscal 1997 and 86.2% for Penril's common stock in fiscal 1996, and option lives of less than 12 months for both years. The following pro forma information has been prepared as if the Company had accounted for its employee stock options using the fair value-based method of accounting established by SFAS No. 123.

                                                               FOR THE YEAR ENDED JULY
                                                                         31,
                                                               -----------------------
                                                                 1997           1996
                                                               --------       --------
                                                               (DOLLARS IN THOUSANDS,
                                                                  EXCEPT PER SHARE)
        Net loss from continuing operations:
          As reported........................................  $(13,890)      $(20,668)
          Pro forma..........................................  $(16,138)      $(21,954)
        Loss per share from continuing operations:
          As reported........................................  $  (1.16)      $  (2.14)
          Pro forma..........................................  $  (1.35)      $  (2.28)

     SERIAL PREFERRED STOCK: The Company's Serial Preferred Stock may be issued in one or more series. The shares of any series may be convertible into Common Stock, may have priority over Common Stock in the payment of dividends and in the distribution of assets in the event of liquidation or dissolution of the Company, and may have preferential or other voting rights, all as determined by the Board of Directors at the time it approves the series.

     WARRANTS: In March, 1987, Henry D. Epstein joined Penril as President and Chief Executive Officer and was issued Class A warrants to purchase 400,000 shares of Penril's Common Stock at $2.23 per share and Class B warrants to purchase 80,000 shares of Penril's Common Stock at $2.34 per share. Mr. Epstein exercised 220,000 Class A warrants in January 1993, 80,000 Class A warrants in January 1994 and 100,000 Class A warrants in February 1994. In February 1995, Mr. Epstein exercised all 80,000 Class B warrants. All exercises were accomplished by delivery of shares previously held.

     In October 1992, Penril issued a warrant to purchase 166,000 shares of common stock at $4.50 per share, the fair market value on the date of issuance, to Coast Federal Savings Bank ("Coast") in settlement of a law suit brought against the Company. In addition, Penril issued Class E warrants to purchase 25,000 shares of common stock at $3.625 per share, the fair market value on the date of issuance, to Mr. Henry Epstein in consideration for Mr. Epstein, in his capacity as a stockholder of Penril, assisting Penril in settling the

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

litigation with Coast. The Coast warrant expired June 7, 1995. The Class E warrants were exercised subsequent to July 31, 1995.

9.  RETIREMENT AND SAVINGS PLAN

     On November 18, 1996, the Company adopted the Penril Retirement and Savings Plan as part of the Spin-off and Merger transaction with Bay described in Note
1. The Company's Retirement and Savings Plan ("401(k) Plan") is a defined contribution plan including provisions of section 401(k) of the Internal Revenue Code. Employees of the Company who have completed 90 days of service ("Participants") are eligible to participate in the 401(k) Plan. The 401(k) Plan permits, but does not require, the Company to match employee contributions. In addition, the Company may make discretionary contributions to the 401(k) Plan which will be allocated to each Participant based on the ratio of such Participant's eligible compensation to the total of all Participants' eligible compensation. Amounts contributed by the Company vest as to 30% after 1 year of eligible service, 60% after 2 years of eligible service and 100% after 3 years of eligible service. Participants may elect to direct the investment of their contributions in accordance with the provisions of the 401(k) Plan. The Company made matching contributions of $46,000 in fiscal 1997 and Penril made matching contributions of $61,000 and $45,000 during fiscal 1996 and 1995, respectively. There were no additional Company contributions in any year. The Company provides no post-employment or post-retirement benefits.

10.  GEOGRAPHIC AREA INFORMATION

     The Company's foreign operations for fiscal 1997 consisted principally of sales and marketing activities through its Access Beyond, Ltd subsidiary located in the United Kingdom. Certain information, including the effect of intercompany transactions, relating to the Company's operations on a geographic basis for the year ending July 31, 1997, and Penril's operations on a geographical basis for the years ending July 31, 1996, and 1995 are as follows:

                                                                1997         1996        1995
                                                              --------     --------     -------
                                                                  (IN THOUSANDS OF DOLLARS)
REVENUES
U.S. Revenue
  Domestic..................................................  $ 10,724     $ 19,350     $26,190
Exports:
  Europe....................................................     1,993        8,808       9,326
  Pacific Rim...............................................     1,465        3,868       6,402
  Central and South America.................................       973        2,393       3,487
  Other International.......................................     1,191        2,235       4,403
                                                              --------     --------     -------
     Total Exports..........................................     5,622       17,304      23,618
                                                              --------     --------     -------
Total U.S. Revenue..........................................    16,346       36,654      49,808
                                                              ========     ========     =======
Revenue from foreign subsidiaries...........................     3,537        7,392       6,839
Adjustments and eliminations................................    (1,883)      (4,611)     (4,036)
                                                              --------     --------     -------
     Total Revenues.........................................  $ 18,000     $ 39,435     $52,611
                                                              ========     ========     =======
Income (loss) from continuing operations before taxes
U.S.........................................................  $(13,726)    $(20,267)    $(5,143)
Foreign.....................................................      (457)        (531)        688
Eliminations................................................       293          130        (737)
                                                              --------     --------     -------
     Total loss from continuing operations..................  $(13,890)    $(20,668)    $(5,192)
                                                              ========     ========     =======

                      ACCESS BEYOND, INC. AND SUBSIDIARIES

                    YEARS ENDED JULY 31, 1997, 1996 AND 1995

                                                                1997         1996        1995
                                                              --------     --------     -------
                                                                  (IN THOUSANDS OF DOLLARS)
Identifiable Assets
U.S.........................................................  $ 12,785     $ 31,325     $40,946
Foreign subsidiaries........................................     1,121        2,455       3,441
                                                              --------     --------     -------
     Total Identifiable Assets..............................  $ 13,906     $ 33,780     $44,387
                                                              ========     ========     =======

11.  SUBSEQUENT EVENTS

     On September 15, 1997, the Company received a commitment from a third party lending institution approving a working capital facility of $3,000,000 with borrowing based on qualified accounts receivable. Interest will be one half percentage point ( 1/2%) above the Reference Rate publicly announced by Norwest Bank. A fee of 1% of the total line and term loan commitment will be due and payable at closing and at each annual anniversary date thereafter. The facility will be for a two year period. In the event of the Hayes Merger, the Company may prepay the line of credit by providing the lender with sixty days written notice, and payment of the service charge (a monthly charge equal to the greater of $2,000 or 1/3% of the average daily outstanding balance on all loans) times the remaining months of the two year term. In all other cases the prepayment penalty will be equal to 3% of the total line commitment in the first year and 2% of the line commitment in all subsequent years thereafter.

     On November 12, 1997, the Company and several investors entered into a Preferred Stock Investment Agreement pursuant to which the Company agreed to sell to the investors up to 45,000 shares of the Company's 6% Cumulative Convertible Preferred Stock with a liquidation preference of $1,000 per share, at a purchase price of $1,000 per share. On November 12, 1997, 10,000 shares of 6% Cumulative Convertible Preferred Stock were sold for $10,000,000 and the Company received net proceeds from the issuance of $9,600,000. The Preferred Stock Investment Agreement provides that the remaining up to 35,000 shares will be purchased for up to $35,000,000 upon the closing of the Hayes Merger, provided that no material adverse change occurs in the interim.

     The 6% Cumulative Convertible Preferred Stock was sold pursuant to an exemption from registration under the Securities Act.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Hayes Microcomputer Products, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Hayes Microcomputer Products, Inc. and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hayes Microcomputer Products, Inc. and subsidiaries as of December 31, 1995 and 1996 and the results of their operations and their cash flows for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Atlanta, Georgia
April 30, 1997, except for
  Note 18, as to which the date
  is November 12, 1997.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                   DECEMBER 31,
                                                                ------------------    SEPTEMBER 30,
                                                                  1995      1996          1997
                                                                --------  --------    -------------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents..................................     $2,435    $5,687      $   6,497
  Restricted cash............................................      3,501       594              2
  Accounts receivable, less allowance for doubtful accounts
     and product returns of $5,424 in 1995, $8,115 in 1996
     and $5,916 in 1997......................................     27,489    16,060         40,624
  Receivables from related parties...........................                6,828          8,219
  Inventories................................................     38,304    25,422         26,763
  Refundable income taxes....................................      1,344        16
  Prepaid expenses and other current assets..................      2,187     4,437          4,031
                                                                 -------   -------       --------
          Total current assets...............................     75,260    59,044         86,136
Property and equipment, net..................................      6,207     7,387          8,549
Computer software costs, net.................................        813       307            401
Land held for sale...........................................      6,139       328
Intangibles and other long-term assets.......................      3,277     2,149          6,862
                                                                 -------   -------       --------
          Total assets.......................................    $91,696   $69,215      $ 101,948
                                                                 =======   =======       ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current debt...............................................    $11,134   $13,973      $  31,729
  Accounts payable...........................................      4,307    10,414         28,376
  Amounts due to related parties.............................                6,918         13,147
  Accrued liabilities........................................     34,549    23,221         26,311
  Income taxes payable.......................................                  864          1,017
                                                                 -------   -------       --------
          Total current liabilities..........................     49,990    55,390        100,580
Long-term debt, less current.................................                6,881          4,502
Liabilities subject to compromise............................     44,581
Other long-term liabilities..................................        137     1,203          1,014
                                                                 -------   -------       --------
          Total liabilities..................................     94,708    63,474        106,096
Commitments and contingencies
Redeemable preferred stock, Series B, no par value,
  authorized 263,113 shares; issued and outstanding 263,113
  at June 30, 1997...........................................                               5,455
Stockholders' equity (deficit):
  Common stock, $.01 par value; authorized 100,000,000
     shares; issued and outstanding 17,328,479 shares at
     December 31, 1995 and 4,991,750 shares at December 31,
     1996 and June 30, 1997..................................        173        50             47
  Preferred stock, Series A, no par value, authorized
     10,000,000 shares; issued and outstanding 4,900,000
     shares at December 31, 1996 and June 30, 1997...........               35,000         35,000
  Paid-in capital............................................        496
  Accumulated deficit........................................    (4,299)  (30,312)        (44,834)
  Foreign currency translation adjustment....................        308     1,003            184
  Unrealized gain on marketable securities...................        310
                                                                 -------   -------       --------
     Total stockholders' equity (deficit)....................    (3,012)     5,741         (9,603)
                                                                 -------   -------       --------
          Total liabilities and stockholders' equity.........    $91,696   $69,215      $ 101,948
                                                                 =======   =======       ========

  The accompanying notes are an integral part of these consolidated financial statements.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                 THREE MONTHS                   NINE MONTHS     NINE MONTHS
                                  YEAR ENDED      YEAR ENDED        ENDED        YEAR ENDED        ENDED           ENDED
                                 SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                     1994            1995            1995           1996           1996            1997
                                 -------------   -------------   ------------   ------------   -------------   -------------
                                                                                                (UNAUDITED)     (UNAUDITED)
Net Sales.......................   $ 246,277       $ 269,155       $ 70,111       $257,452       $ 201,434       $ 146,701
Cost of sales...................     195,188         204,787         51,765        195,918         152,831         111,819
                                    --------        --------       --------       --------        --------        --------
     Gross profit...............      51,089          64,368         18,346         61,534          48,603          34,882
                                    --------        --------       --------       --------        --------        --------
Operating expenses:
  Sales and marketing...........      41,278          33,364          8,867         42,757          32,244          28,308
  General and administrative....      23,908          22,223          5,100         18,970          15,079          13,058
  Research and development......      16,153          10,713          2,281          9,640           7,047           8,992
  Amortization and write-off of
     intangibles................       6,463           5,907
  Restructuring charges.........                                                     3,600           4,100
                                    --------        --------       --------       --------        --------        --------
     Total operating expenses...      87,802          72,207         16,248         74,967          58,470          50,358
                                    --------        --------       --------       --------        --------        --------
Operating (loss) income.........     (36,713)         (7,839)         2,098        (13,433)         (9,867)        (15,476)
Interest expense, net...........      (1,928)         (6,605)        (1,807)        (5,056)         (4,105)         (3,541)
Gain on sale of investment......                                                       666                           2,157
Gain on sale of land............                                                     8,153           8,153
Gain on patent infringement
  settlement....................       3,993
Other income (expense), net.....       4,893           4,155            (24)         2,279           1,916           2,491
                                    --------        --------       --------       --------        --------        --------
     (Loss) income before
       reorganization expense
       and income tax expense
       (benefit)................     (29,755)        (10,289)           267         (7,391)         (3,903)        (14,369)
Reorganization expense..........                       5,026          4,301          5,378           5,378
                                    --------        --------       --------       --------        --------        --------
     Loss before income tax
       expense (benefit)........     (29,755)        (15,315)        (4,034)       (12,769)         (9,281)        (14,369)
Income tax expense (benefit)....      (1,689)           (932)           603            385             383             153
                                    --------        --------       --------       --------        --------        --------
     Net loss...................   $ (28,066)      $ (14,383)      $ (4,637)      $(13,154)      $  (9,664)      $ (14,522)
                                    --------        --------       --------       --------        --------        --------
Net loss per share..............   $   (4.98)      $   (2.56)      $  (0.82)      $  (2.52)      $   (1.82)      $   (2.91)
                                    ========        ========       ========       ========        ========        ========

  The accompanying notes are an integral part of these consolidated financial statements.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                           FOREIGN     UNREALIZED       TOTAL
                            COMMON STOCK      PREFERRED STOCK               ACCUMULATED    CURRENCY      GAIN ON     STOCKHOLDERS'
                          -----------------   ----------------   PAID-IN     EARNINGS     TRANSLATION  MARKETABLE       EQUITY
                          SHARES    AMOUNT    SHARES   AMOUNT    CAPITAL     (DEFICIT)    ADJUSTMENT   SECURITIES     (DEFICIT)
                          -------  --------   -------  -------   --------   -----------   ----------   -----------   ------------
Balance September 30,
  1993..................   17,418  $    174                      $    998    $  42,787      $  166                     $ 44,125
  Stock repurchased from
    profit sharing......     (90)        (1)                         (502)                                                 (503)
  Net loss..............                                                       (28,066)                                 (28,066)
  Foreign currency
    translation.........                                                                       340                          340
                          -------      ----                         -----    ---------       -----
Balance September 30,
  1994..................   17,328  $    173                           496       14,721         506                       15,896
  Net loss..............                                                       (14,383)                                 (14,383)
  Foreign currency
    translation.........                                                                       (96)                         (96)
  Unrealized gain on
    securities held for
    sale................                                                                                  $ 266             266
                          -------      ----                         -----    ---------       -----     --------
Balance September 30,
  1995..................   17,328       173                           496          338         410          266           1,683
  Net loss..............                                                        (4,637)                                  (4,637)
  Foreign currency
    translation.........                                                                      (102)                        (102)
  Unrealized gain on
    securities held for
    sale................                                                                                     44              44
                          -------      ----                         -----    ---------       -----     --------
Balance December 30,
  1995..................   17,328       173                           496       (4,299)        308          310          (3,012)
  Net loss..............                                                       (13,154)                                 (13,154)
  Stock repurchased and
    retired.............  (1,737)       (17)                         (602)     (12,859)                                 (13,478)
  Preferred stock
    issued..............                        4,900  $35,000                                                           35,000
  Reverse split of
    common stock........  (10,599)     (106)                          106
  Foreign currency
    translation.........                                                                       695                          695
  Unrealized gain on
    securities held for
    sale................                                                                                   (310)           (310)
                          -------      ----     -----  --------     -----    ---------       -----     --------
Balance December 31,
  1996..................    4,992        50     4,900   35,000                 (30,312)      1,003                        5,741
  Net loss
    (unaudited).........                                                       (14,522)                                 (14,522)
  Repurchase of stock
    (unaudited).........                 (3)                                                                                 (3)
  Foreign currency
    translation
    (unaudited).........                                                                      (819)                        (819)
                          -------      ----     -----  --------     -----    ---------       -----     --------
Balance September 30,
  1997 (unaudited)......    4,992  $     47     4,900  $35,000   $           $ (44,834)     $  184        $            $ (9,603)
                          =======      ====     =====  ========     =====    =========       =====     ========

  The accompanying notes are an integral part of these consolidated financial statements.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     THREE MONTHS
                                      YEAR ENDED      YEAR ENDED        ENDED        YEAR ENDED
                                     SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                         1994            1995            1995           1996
                                     -------------   -------------   ------------   ------------    NINE MONTHS      NINE MONTHS
                                                                                                       ENDED            ENDED
                                                                                                   SEPTEMBER 30,    SEPTEMBER 30,
                                                                                                       1996             1997
                                                                                                   -------------    -------------
                                                                                                    (UNAUDITED)     (UNAUDITED)
Cash flows from operating
  activities:
  Net (loss) income.................   $ (28,066)      $ (14,383)      $ (4,637)      $(13,154)      $  (9,664)       $ (14,522)
                                        --------        --------       --------       --------        --------         --------
  Adjustments to reconcile net
    (loss) income to net cash (used
    in) provided by operating
    activities:
    Depreciation and amortization...       5,795           5,989          1,301          4,799           3,739            4,799
    Amortization and write-off of
      intangibles...................       6,463           5,543
    Provision for doubtful accounts
      receivable....................        (140)          2,390            (20)           345             259              (92)
    Provision for inventory
      write-downs...................       3,832          12,727            575          5,440           4,470            2,704
    Deferred income taxes...........       3,034
    Gain on sale of investment......                                                      (666)
    Gain on sale of land............                                                    (8,153)         (8,153)          (2,157)
    Changes in assets and
      liabilities, net of effects of
      acquisition:
      Accounts receivable...........      (2,114)        (11,513)         6,079          4,256           2,150          (21,698)
      Inventories...................     (18,448)          3,541           (161)         7,442           3,011              929
      Refundable income taxes.......      (3,741)          3,011                         1,328           1,328               16
      Prepaid expenses and other
        current assets..............        (415)          1,043            (14)        (1,338)           (811)            (791)
      Accounts payable..............      25,448         (47,850)         1,057          6,107           4,343            9,770
      Amounts due to related
        parties.....................                                                     6,496           4,816            6,229
      Accrued liabilities...........       1,373           8,441          7,605        (10,464)         (7,148)          (4,446)
      Income taxes payable..........                                                                                        153
      Liabilities subject to
        compromise..................                      33,275          3,147        (44,581)        (44,581)
      Other long-term liabilities...        (753)           (701)             3          1,066           1,192             (189)
                                        --------        --------       --------       --------        --------         --------
        Total adjustments...........      20,334          15,896         19,572        (27,923)        (35,385)          (4,773)
                                        --------        --------       --------       --------        --------         --------
        Net cash (used in) provided
          by operating activities...      (7,732)          1,513         14,935        (41,077)        (45,049)         (19,295)
                                        --------        --------       --------       --------        --------         --------
Cash flows from investing
  activities:
  Capital expenditures..............      (4,915)         (1,805)          (453)        (5,028)         (2,673)          (3,056)
  Proceeds from sale of land........                                                    14,317          14,317
  Payment for acquisition of
    Cardinal, net of cash acquired
    of $3,057.......................                                                                                        (38)
  Proceeds from sale of
    investment......................                                                       798                            2,357
  Proceeds from sale of property and
    equipment.......................                         759             73            782             255
  Changes in other long-term
    assets..........................      (3,167)          2,636            189            333             382              (88)
  Changes in escrowed and restricted
    funds...........................                      (3,036)          (465)         2,907           3,131              592
                                        --------        --------       --------       --------        --------         --------
        Net cash provided by (used
          in) investing
          activities................      (8,082)         (1,446)          (656)        14,109          15,412             (233)
                                        --------        --------       --------       --------        --------         --------
Cash flows from financing
  activities:
  Issuance of preferred stock.......                                                    35,000          35,000            5,455
  Payments on debt..................      (7,624)        (28,685)       (16,318)       (17,915)        (13,114)          (4,281)
  Proceeds from debt................      26,256          26,266                        22,057          21,637           15,311
  Issuance of convertible notes.....                                                     6,000           6,000            4,000
  Repurchase of stock...............        (504)                                      (13,478)        (13,485)              (3)
  Payment of debt issuance costs....                        (618)          (625)        (2,139)         (1,877)             675
                                        --------        --------       --------       --------        --------         --------
        Net cash provided by (used
          in) financing
          activities................      18,128          (3,037)       (16,943)        29,525          34,161           21,157
                                        --------        --------       --------       --------        --------         --------
Effect of exchange rate changes on
  cash..............................         340             (96)          (102)           695             395             (819)
                                        --------        --------       --------       --------        --------         --------
Net increase (decrease) in cash and
  cash equivalents..................       2,654          (3,066)        (2,766)         3,252           4,919              810
Cash and cash equivalents at
  beginning of period...............       5,613           8,267          5,201          2,435           2,435            5,687
                                        --------        --------       --------       --------        --------         --------
Cash and cash equivalents at end of
  period............................   $   8,267       $   5,201       $  2,435       $  5,687       $   7,354        $   6,497
                                        --------        --------       --------       --------        --------         --------
Supplemental information:
  Interest paid.....................   $     896       $   3,221       $  1,203       $ 11,811       $   8,917        $   2,042
  Income taxes paid.................           3              15              7            658             144              414

  The accompanying notes are an integral part of these consolidated financial statements.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)
                                 (IN THOUSANDS)

1.  NATURE OF BUSINESS AND PLAN OF REORGANIZATION

     Hayes Microcomputer Products, Inc. ("Hayes") along with its wholly owned subsidiaries (collectively, the "Company"), is engaged in the development, production and marketing of telecommunications equipment and software and sells primarily to personal computer and peripheral distributors and resellers.

  Reorganization

     On November 15, 1994, Hayes filed a petition for relief under Chapter 11 of the United States Bankruptcy Code due to its inability to pay its debts on a current basis. Under Chapter 11, certain claims against the debtor in existence prior to the filing of the petition for relief under the federal bankruptcy laws were stayed while the Debtor continued business as a debtor-in-possession ("DIP"). These claims were reflected in the consolidated December 31, 1995 balance sheet as liabilities subject to compromise.

     Hayes filed amended and restated plans of reorganization, the most recent dated February 9, 1996 (the "Plan"). The Plan was confirmed by the U.S. Bankruptcy Court on March 8, 1996 and became effective on April 16, 1996. From November 1994 through April 1996, the Company operated as the DIP. The Plan provided for the payment in full of all prepetition creditors on the effective date, plus interest on such creditors' claims, except where such creditors have agreed to accept payments over a period of time. Funding of the plan was provided through three major sources. First, pursuant to an agreement and plan of merger dated April 12, 1996 (the "Agreement") and entered into by and between Rinzai Limited ("ACMA"), Kaifa Technology (H.K.) Limited, Rolling Profit Holdings, Ltd., Lao Hotel (H.K.), Limited, Saliendra Pte Ltd., and S.P. Quek Investments Pte. Ltd. (collectively, the "Investors"), certain subsidiaries were created by the investors which collectively contributed $35.0 million and merged with Hayes. The Investors received preferred stock representing a 49 percent voting interest in the Company. Second, the Company entered into an agreement with The CIT Group/Credit Finance, Inc. ("CIT") to borrow up to a total of $64.5 million through three separate debt instruments collateralized by the Company's intellectual property, certain equipment, and accounts receivable and inventory balances. Third, pursuant to the Plan, the Company sold certain parcels of real property classified as land held for sale on the accompanying consolidated balance sheets.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Hayes Microcomputer Products Inc. and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The Company's investments in 20 to 50 percent owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Accordingly, the Company's share of the earnings of these companies and any realized gains and losses are included in the consolidated statements of operations. Investments in other companies are carried at cost. The cost of securities sold is based on the specific identification method.

     Effective October 1, 1995, the Company changed its year end from September 30 to December 31. Certain reclassifications have been made to prior period financial statements in order to conform to the 1996 presentation.

  Interim Financial Statements

     The interim financial data as of and for the nine months ended September 30, 1996 and 1997 is unaudited; however, in the opinion of the Company's management, the interim data includes all adjustments,

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES consisting only of normal recurring adjustments necessary for a fair statement of results for the interim period. The interim period results of operations are not necessarily indicative of results for the entire year.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Cash and Cash Equivalents and Restricted Cash

     The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Restricted cash at December 31, 1996 and at September 30, 1997 is based on a Bankruptcy Court mandate to escrow funds. Restricted cash at December 31, 1995 is based on the Company's previous debt facility requirements.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market and include labor and related manufacturing overhead. Market with respect to raw materials is replacement cost and for work in process and finished goods is net realizable value. Inventories are presented net of the reserve for obsolescence.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated for financial reporting purposes using the straight-line method based on the estimated useful life of the assets (three to five years). Leasehold improvements are depreciated over the shorter of the lease term or useful life.

     Maintenance and repairs are charged to expense as incurred. Upon sale, retirement or other disposition of these assets, the cost and the related accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is included in the consolidated statements of operations

  Computer Software Costs

     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," the Company capitalizes costs incurred for the development of computer software to be sold. Costs are capitalized upon the establishment of technical feasibility of the product. Capitalized costs are being amortized based on current and future projected revenues for each product with an annual minimum equal to the straight-line amortization over the five year estimated economic useful life of the product.

  Intangibles and Other Long-Term Assets

     The Company evaluates the recoverability of all long-lived assets including related intangible assets and goodwill based upon a comparison of discounted estimated future cash flows from the related operations with the then corresponding carrying values of those assets. Realizability of non-related goodwill is evaluated based on non-discounted future cash flow and operating income.

     Intangible assets consist principally of purchased software and goodwill which is being amortized using the straight-line method over five years and ten years, respectively. Accumulated amortization was $11.7 million, $12.2 million and $12.5 million at December 31, 1995 and 1996 and at September 30, 1997, respectively.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

  Revenue Recognition

     The Company's policy is to record revenue upon shipment of related goods to customers. Sales to certain distributors are under terms which allow for those distributors to receive price protection based on future price reductions. Some sales made to distributors allow limited rights of return. The Company provides an allowance for returns and price reductions based on historical experience.

  Income Taxes

     Income taxes have been provided using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax liabilities and assets are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The differences are primarily attributable to reserves on inventory and accounts receivable. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. The effect of a change in the valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years would be included in income in that period.

  Advertising

     All advertising costs are expensed when incurred. Advertising expenses were approximately $11.1 million, $9.9 million, $3.4 million and $18.0 million for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996, respectively.

  Foreign Currency Translation

     The financial statements of subsidiaries of the Company outside the United States are measured using the local currency as the functional currency. Translation adjustments result from the process of translating those subsidiaries' financial statements from functional currency into U.S. dollars. Translation adjustments are reported separately and accumulated in a separate component of equity. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet dates. Income and expense items are translated at monthly weighted average rates.

  Future Adoption of Recently Issued Accounting Standards

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), No. 130, "Reporting Comprehensive Income" ("SFAS 130"), No. 129, "Disclosure of Information About Capital Structure" ("SFAS 129"), and No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 129 provides increased disclosure about an entity's capital structure, and SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share. These standards are effective for periods ending after December 15, 1997.

     The Company believes that the impact of these standards, when adopted, will not have a material impact on the Company's consolidated financial statements.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

3.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  Cash Equivalents

     The Company estimates that the fair value of cash equivalents approximates carrying value due to the relatively short maturity of these instruments.

  Notes Payable

     The Company estimates that the fair value of notes payable approximates carrying value based upon its effective current borrowing rate for issuance of debt with similar terms and remaining maturities.

  Liabilities Subject to Compromise

     The Company estimates that the fair value of prepetition liabilities approximates carrying value based upon its effective borrowing rate for issuance of debt with similar terms and remaining maturities.

4.  SUPPLEMENTAL BALANCE SHEET INFORMATION

     Inventories consist of:

                                                            DECEMBER 31,
                                                         -------------------     SEPTEMBER 30,
                                                          1995        1996           1997
                                                         -------     -------     -------------
                                                                                 (UNAUDITED)
                                                                    (IN THOUSANDS)
    Raw materials......................................  $18,781     $ 9,199       $   8,359
    Work in process....................................    3,728       4,728           4,278
    Finished goods.....................................   15,795      11,495          14,126
                                                         -------     -------         -------
                                                         $38,304     $25,422       $  26,763
                                                         =======     =======         =======

     Property and equipment consists of:

                                                           DECEMBER 31,
                                                       ---------------------     SEPTEMBER 30,
                                                         1995         1996           1997
                                                       --------     --------     -------------
                                                                   (IN THOUSANDS)(UNAUDITED)
    Machinery and equipment..........................  $ 17,939     $ 19,735       $  19,781
    Data processing equipment........................    14,164       15,069          15,830
    Furniture and fixtures...........................     6,585        6,662           6,506
    Leasehold improvements...........................     4,427        4,738           3,873
    Construction in progress.........................        42          448           1,307
                                                        -------      -------         -------
                                                         43,157       46,652          47,297
    Less accumulated depreciation and amortization...   (36,950)     (39,265)        (38,748)
                                                        -------      -------         -------
                                                       $  6,207     $  7,387       $   8,549
                                                        =======      =======         =======

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

     Accrued liabilities consist of:

                                                            DECEMBER 31,
                                                         -------------------     SEPTEMBER 30,
                                                          1995        1996           1997
                                                         -------     -------     -------------
                                                                    (IN THOUSANDS)(UNAUDITED)
    Accounts payable...................................  $ 7,394     $ 8,444        $ 8,943
    Payroll and benefits...............................    4,827       2,643          2,564
    Vendor obligations.................................      777       2,348          2,348
    Restructuring......................................                2,058          4,879
    Professional fees..................................    7,571         333            577
    Interest...........................................    6,383
    Promotional and marketing..........................    2,901       1,497          1,456
    Other..............................................    4,696       5,898          5,544
                                                         -------     -------        -------
                                                         $34,549     $23,221        $26,311
                                                         =======     =======        =======

     The liability for restructuring at September 30, 1997 includes liabilities assumed in the Cardinal transaction and accordingly are not included in the Company's statement of operations.

5.  WRITE-OFF OF INTANGIBLES

     In accordance with the Company's policy, management assessed the value of the goodwill that was recorded as a result of the July 1989 acquisition of Practical Peripherals, Inc., a computer products manufacturer with operations in Thousand Oaks, California. As a result of changes in events and circumstances related to the business, management determined that the goodwill should be reduced significantly given the expected value that would be derived from these intangible assets in the future. The Company recorded a charge to write-off goodwill totaling $5.5 million in the year ended September 30, 1995.

6.  RESTRUCTURING

     In September 1996, the Company announced the closure of its Thousand Oaks, California operations. During the year ended December 31, 1996, the Company recorded a restructuring charge of $3.6 million related to exiting these operations. The restructuring charge consists of the following items:

                                                                         (IN THOUSANDS)
        Lease obligation...............................................      $1,700
        Employee severance.............................................         965
        Equipment disposals............................................         705
        Other..........................................................         230
                                                                             ------
                                                                             $3,600
                                                                             ======

     At December 31, 1996, the remaining restructuring reserve totaled $3.3 million of which $2.1 million is included in accrued liabilities and $1.2 million is included in other long-term liabilities. In addition, cost of sales for the year ended December 31, 1996 includes $2.4 million of additional inventory obsolescence charges associated with the termination of products produced at the Thousand Oaks facility and the resulting disposal of excess inventory. At September 30, 1997, the remaining restructuring reserve totaled $1.2 million of which $373,000 is included in accrued liabilities and $814,000 is included in other long-term liabilities.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

7.  DEBT

     Debt consists of the following:

                                                           DECEMBER 31,
                                                       ---------------------     SEPTEMBER 30,
                                                         1995         1996           1997
                                                       --------     --------     -------------
                                                                   (IN THOUSANDS) (UNAUDITED)
    GECC DIP financing...............................  $ 11,134
    CIT line of credit...............................               $  6,035       $  20,141
    CIT term loan "A," due April 1, 2002.............                  1,802           1,248
    CIT term loan "B," due April 1, 2002.............                  6,667           4,842
    Convertible notes from Investors.................                  6,000          10,000
    Other............................................                    350              --
                                                       ---------    ---------      ---------
                                                         11,134       20,854          36,231
    Less current maturities..........................   (11,134)     (13,973)        (31,729)
                                                       ---------    ---------      ---------
    Total long-term debt.............................  $            $  6,881       $   4,502
                                                       =========    =========      =========

     Prior to April 16, 1996, the Company completed a $45.0 million court approved DIP financing with General Electric Capital Corporation ("GECC") under which amounts owed to NationsBank of Georgia, N.A. were paid in full. In accordance with the Plan, this financing agreement was paid in full and replaced by the CIT agreements.

     On April 16, 1996, the Company entered into two term loans and a revolving loan facility (the "Line of Credit") with CIT which provide for maximum borrowings of $64.5 million. The Line of Credit provides for financing based on eligible accounts receivable and inventory, as defined in the agreement, and expires April 16, 2000 unless otherwise renewed. The term loans are based on eligible equipment and intangibles. Based on the applicable calculations, the total available borrowings under the term loans and the Line of Credit are approximately $17.2 million as of December 31, 1996. The term loans and the Line of Credit bear interest at prime plus 1.625 percent (9.875 percent at December 31, 1996). Dennis C. Hayes, Chairman of the Company, has provided to CIT a $5.0 million guarantee of the outstanding Line of Credit. The Line of Credit has covenants requiring minimum levels of tangible net worth and net income, as defined. If these minimum levels are not met, CIT may raise the interest rate to prime plus 2.125 percent and can accelerate the existing loan amortization on the term facilities. The Company did not meet the minimum levels at December 31, 1996 and at June 30, 1997 and September 30, 1997. The interest rate was raised effective January 1, 1997 and the loan amortization on the term facilities was accelerated effective July 1, 1997.

     In April 1996, the Company entered into convertible subordinated promissory notes (the "Convertible Notes") totaling $6.0 million with certain investors. The Convertible Notes bear interest at prime plus 1.625 percent and are due on December 31, 1997. The Convertible Notes have conversion features whereby they may be converted into shares of the Company's Series A preferred stock if not paid in full by the maturity date. The Company has reserved authorized shares of Series A Preferred stock for the Convertible Notes totaling 840,000 shares.

     The Company's weighted average interest rate on short-term borrowings was approximately 9.3%, 9.9%, and 10.5% at December 31, 1995 and 1996 and at September 30, 1997, respectively.

     During March 1997, the Company issued additional Convertible Notes totaling $4.0 million with certain investors. These Convertible Notes bear interest at prime plus 1.625 percent and are due on December 31, 1997. The Convertible Notes have conversion features whereby they may be converted into shares of the Company's Series A preferred stock if not paid in full by the maturity date. The Company has reserved 560,000 authorized shares of such stock.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

     Aggregate maturities of debt for the next five years are as follows:

                                                                 (IN THOUSANDS)
                Fiscal year:
                1997............................................    $ 13,973
                1998............................................       1,588
                1999............................................       1,588
                2000............................................       1,588
                2001............................................       1,588
                Thereafter......................................         529
                                                                     -------
                                                                    $ 20,854
                                                                     =======

8.  INCOME TAXES

     The differences between the federal statutory income tax rate and the Company's effective tax rate were as follows for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996:

                                      SEPTEMBER 30,     SEPTEMBER 30,     DECEMBER 31,     DECEMBER 31,
                                          1994              1995              1995             1996
                                      -------------     -------------     ------------     ------------
    Federal statutory rate...........     (34.00)%          (34.00)%         (34.00)%         (34.00)%
    State income taxes, net of
      federal benefit................      (4.00)            (4.00)           (4.00)           (4.00)
    Amortization and write-off of
      intangibles....................                        13.74
    Taxes on foreign income..........      (0.20)             3.20            14.95             3.00
    Provision for valuation
      allowance......................      34.53             29.20            63.74            35.86
    Equity in foreign subsidiaries
      and foreign sales
      corporation....................       5.00             (0.41)          (19.61)           (3.43)
    Other, net.......................      (7.01)           (13.82)           (6.13)            5.59
                                            ----             -----            -----            -----
         Total.......................      (5.68)%           (6.09)%          14.95%            3.02%
                                            ====             =====            =====            =====

     The provision for income taxes is comprised of the following:

                                      SEPTEMBER 30,     SEPTEMBER 30,     DECEMBER 31,     DECEMBER 31,
                                          1994              1995              1995             1996
                                      -------------     -------------     ------------     ------------
    (in thousands)
    Current:
      Federal........................    $(4,723)          $(1,359)
      Foreign........................                          427            $603             $385
      State..........................
                                         -------           -------            ----             ----
                                          (4,723)             (932)            603              385
    Deferred:
      Federal........................      2,967
      Foreign........................         67
      State..........................
                                         -------           -------            ----             ----
                                           3,034
                                         -------           -------            ----             ----
                                         $(1,689)          $  (932)           $603             $385
                                         =======           =======            ====             ====

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

     Components of deferred income taxes as of December 31, 1995 and 1996 are as follows:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Deferred income tax assets:
      Net operating loss carryforwards.............................. $    781     $ 12,183
      Inventory obsolescence reserves...............................    6,358        2,915
      Accrued employee benefits.....................................      828          519
      Allowance for doubtful accounts and product returns...........    2,059        3,170
      Reserves for warranty claims..................................      854          856
      Accrued advertising...........................................      468          568
      Accrued reorganization expenses...............................    3,320           96
      Other.........................................................    2,827        1,623
      Valuation allowance...........................................  (17,312)     (21,892)
                                                                     --------     --------
         Total deferred tax assets..................................      183           38
                                                                     --------     --------
    Deferred income tax liabilities:
      Computer software costs.......................................     (183)         (38)
                                                                     --------     --------
         Total deferred tax liabilities.............................     (183)         (38)
                                                                     --------     --------
    Net deferred tax asset.......................................... $            $
                                                                     ========     ========

     Due to the Company's filing of a voluntary petition for bankruptcy in 1994, subsequent emergence from bankruptcy proceedings in April 1996, and the results of operations for the year ended December 31, 1996, the Company has recorded a valuation allowance equal to the amount of its net deferred tax assets. The loss carryforwards as of December 31, 1995 and 1996, are subject to annual limitations and will expire in 2010 and 2011, respectively.

9.  COMMITMENTS AND CONTINGENCIES

     The Company leases office, plant, and warehouse facilities and certain vehicles and equipment under noncancelable operating leases. As of December 31, 1996, the approximate future minimum lease payments for noncancelable operating leases are as follows:

                                                                 (IN THOUSANDS)
                Fiscal year:
                1997...........................................     $  3,399
                1998...........................................        3,055
                1999...........................................        2,241
                2000...........................................          461
                2001...........................................          461
                Thereafter.....................................        1,318
                                                                     -------
                                                                    $ 10,935
                                                                     =======

     The above payments for noncancelable operating leases includes $1.7 million associated with the Thousand Oaks facility which has been accrued as part of the restructuring.

     Rental expense was approximately $4.5 million, $3.7 million, $1.0 million, and $3.9 million for the twelve months ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the twelve months ended December 31, 1996, respectively.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

     There are various litigation proceedings and claims arising in the ordinary course of business. The Company believes it has meritorious defenses and is vigorously defending these matters. The Company believes that the resolution of such contingencies will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

     During 1994, resultant of patent infringement suits, the Company completed the negotiation of patent license agreements with certain customers and suppliers. These agreements provide for royalties to be paid by the customers and suppliers to the Company on both past and future sales. In settlement of past sales, the Company recorded approximately $4.0 million as an unusual gain in 1994.

     The Company has employment agreements with a stockholder and certain management personnel with terms from six months to five years.

     The Company has an agreement with a supplier of modem chips, under which the Company committed, under certain circumstances, to purchase a minimum number of modem chips during 1996. The Company did not purchase the required number of modem chips and has accrued a potential estimated penalty due the supplier. The Company and supplier are in negotiations to resolve the matter.

10.  PROFIT SHARING AND 401(k) PLANS

     Prior to October 1, 1994, the Company maintained a separate defined contribution profit-sharing plan (the "Profit-Sharing Plan") covering substantially all of the Company's full-time employees.

     On June 22, 1995, the Company authorized an amendment of the Profit Sharing Plan to allow the Profit-Sharing Plan to be split into separate 401(k) and profit-sharing components, whereby the profit-sharing component was frozen retroactive to October 1, 1994 and all balances immediately vested. The 401(k) component began functioning as a separate plan as of July 1, 1995, and provides for eligibility for substantially all employees after six months of service and vesting of matching contributions ratably over a five-year period. The Company contributed $0.2 million, $0.1 million and $0.3 million for the year ended September 30, 1995, the three months ended December 31, 1995 and the year ended December 31, 1996, respectively.

     The Company contributions to the Profit-Sharing Plan were determined at the discretion of the board of directors. The Company made no contributions to the Profit-Sharing Plan for the periods presented.

     Terminated employees are required to sell their stock to the Profit-Sharing Plan at the appraised value of the stock. Under the terms of the Profit-Sharing Plan, the Company had the right to repurchase any shares acquired by the Profit-Sharing Plan at their appraised value. The Company repurchased and retired 76,053 shares for $1.7 million in 1996. There were no shares repurchased in 1995.

     As part of the Plan, the Profit-Sharing Plan was amended to provide for a one-time election whereby all active participants could convert all or part of their Hayes Microcomputer Products, Inc. stock to cash. In 1996, the Company paid approximately $0.7 million to the Profit-Sharing plan to repurchase and retire 32,197 shares of its common stock.

11.  CAPITAL STRUCTURE

  (a) Common and Preferred Stock

     The Company's Restated Articles of Incorporation authorize the issuance of up to 100,000,000 shares of one cent ($.01) par value common stock. In accordance with the Plan, the Company effected a 3.078-to-one reverse stock split which reduced the number of outstanding shares by 10,599,595 shares.

     In fiscal 1996, the Company authorized a new class of no par value Series A Preferred Stock consisting of 10,000,000 shares. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions of such stock, including dividend rights, preferences

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. During 1997, the Company authorized a new class of no par value Series B Preferred Stock consisting of 263,113 shares.

     As of December 31, 1996, the Company had issued and outstanding 4,900,000 shares of Series A Preferred Stock. These preferred shares have no dividend rights but do have preference and priority payment of any dividends on Common Stock if declared by the Board of Directors. Any such dividends are noncumulative. The preferred shares also have voting rights and are convertible by a stated formula at the option of the shareholder and are automatically converted upon an Initial Public Offering.

  (b) Stock Redemption Agreements

     In 1988, the Company entered into an agreement with a stockholder whereby the Company could be required to purchase 1,628,884 shares of common stock at the option of the stockholder at any time after January 1, 1999 through June 2008. In April 1996, in accordance with the Plan, the Company repurchased all of the common shares held by a stockholder for $11.0 million and subsequently retired these shares. In conjunction with this payment, the shareholder agreement was terminated.

12.  REDEEMABLE PREFERRED STOCKS

     During April 1997, the Company completed an agreement with Vulcan Ventures, Inc. to issue 263,113 shares of Series B Preferred Stock for $5.5 million which includes $45,000 of issuance costs. The stockholders are entitled to receive cumulative compounding dividends at the rate of 10% per annum of the original issue price per share of Series B Preferred Stock. Series B dividends have preference and priority payment over Series A Preferred Stock and Common Stock. These preferred shares have no voting rights except as required under applicable law or as expressly stated in the agreement relating to the Series B Preferred Stock. The Company could be required to redeem these preferred shares by a stated formula at the option of the more than 50% of the stockholders at any time after November 1, 1999. The Series B Preferred Stock also is convertible into shares of common stock by a stated formula if the Company's share are publicly traded at a stated value per share or in the aggregate or if the Series B stockholders obtain an affirmative majority vote.

13.  STOCK-BASED COMPENSATION

     In connection with the Plan, the Company authorized 600,000 warrants to purchase shares for the fair value at the date of grant. The Company issued 400,000 warrants during April 1996 at an exercise price of $0.714 per share. The warrants will become exercisable and fully vested on the date the Company files a registration statement for an Initial Public Offering with the Securities and Exchange Commission or closes a significant transaction, as defined in the warrant agreement. The warrants expire five years after the date on which they become exercisable. The warrants were issued to Directors and are valued and presented as options in the information below.

     In addition, one of the holders of the preferred stock received an anti-dilution warrant enabling the holder to purchase sufficient quantity to maintain a 20.2 percent ownership interest of the Company at a price of $14.28 per share.

     The Hayes Microcomputer Products, Inc. Stock Option Plan (the "Stock Option Plan") was adopted by the Company's stockholders in June 1996. No options were granted prior to that date. Options granted under the Stock Option Plan may be either (i) options intended to qualify as incentive stock options ("ISO's") under Section 422 of the Internal Revenue Code or (ii) non-qualified stock options. None of the options granted in 1996 were intended to qualify as ISO's. The Stock Option Plan allows for three types of grants: Executive, Management, and Performance Grants. The Stock Option Plan, as amended in October 1996,

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES allows for a total of 800,000 shares to be granted for Executive and Management Grants and 1,000,000 shares to be granted for Performance Grants.

     An explanation of each type of grant and a description of the options awarded under each type of grant are as follows:

  Executive Grant

     During 1996, the Company granted 310,000 options to purchase shares as Executive Grants at an exercise price of $0.714 per share. The options will become exercisable on the first to occur of (i) the date on which the company files a registration statement for an Initial Public Offering with the Securities and Exchange Commission, or (ii) the date of a significant corporate transaction, as defined, such as a merger, consolidation or sale. The options expire five years after the date on which they become exercisable.

  Management Grant

     During 1996, the Company granted 282,500 options to purchase shares as Management Grants at exercise prices ranging from $0.714 to $1 per share. The options will become exercisable on the first to occur of (i) the date on which the Company files a registration statement for an Initial Public Offering with the Securities and Exchange Commission, or (ii) the date of a significant corporate transaction, as defined, such as a merger, consolidation or sale. The options expire ten years after the date of grant. Upon the date the options first become exercisable, the amount vested at that time will be determined based on a five-year ratable vesting schedule beginning at the date of grant.

  Performance Grant

     During 1996, the Company granted 600,000 options to purchase shares as Performance Grants at an exercise price of $1 per share. The options begin vesting on the date the Company completes an Initial Public Offering with the Securities and Exchange Commission. Vesting will be determined based on the attainment of specified average share prices as defined in the Stock Option Plan. The average share prices range from $24.19 to $60.47. The number of shares, if any, that may be vested will be based solely upon events occurring in the first five years after the date of grant. The options expire ten years after the date of grant.

     Options historically have been granted based on an amount greater than or equal to the fair value of the shares at the date of grant. Since no quoted market price was available, the best estimate of the fair value of the stock was determined by the Board of Directors.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 6.38%, and an expected term of 5.3 years.

     The Company did not grant stock options prior to April 1996 and as of December 31, 1996 no options are exercisable. A summary of the Company's stock option plan activity and related information for the year ended December 31, 1996 is as follows:

                                                                            WEIGHTED-
                                                                             AVERAGE
                                                             SHARES       EXERCISE PRICE
                                                            ---------     --------------
        Options granted...................................  1,592,500         $0.835
        Options canceled..................................    (71,500)        $0.714
                                                            ---------
        Options outstanding at December 31, 1996..........  1,521,000         $0.841
                                                            =========
        Weighted average fair value of options granted
          during the year at the share's fair value.......  $    0.23

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

     The following table summarizes information about the stock options outstanding at December 31, 1996.

                                                             NUMBER          WEIGHTED
                                                           OF OPTIONS         AVERAGE
                                                         OUTSTANDING AT      REMAINING
                                                          DECEMBER 31,      CONTRACTUAL
                        EXERCISE PRICES                       1996             LIFE
        -----------------------------------------------  --------------     -----------
        $0.714.........................................      844,500         7.5 years
        $1.000.........................................      676,500         6.7 years

     The Company applies APB Opinion 25 and related interpretations in accounting for its plans. For the fiscal year ended December 31, 1996, no compensation expense was recognized for its stock option plans, since certain events have not occurred. Had compensation expense for the Company's stock-based compensation plans been determined under the provisions consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss for the year ended December 31, 1996, would have been the pro forma amounts indicated below (in thousands):

                                                           NET LOSS     LOSS PER SHARE
                                                           --------     --------------
        As reported......................................  $(13,154)        $(2.52)
        Pro forma........................................  $(13,246)        $(2.54)

14.  GEOGRAPHIC SEGMENTS

     The Company operates in several geographic areas worldwide. Revenues can be grouped into three primary geographic segments: Domestic including immaterial Canadian amounts, Europe and Asia. Selected financial data by primary geographic area for the periods ended September 30, 1994 and 1995 and December 31, 1995 and 1996 follow:

                                                  TWELVE MONTHS ENDED SEPTEMBER 30, 1994
                                      --------------------------------------------------------------
                                                              (IN THOUSANDS)
                                                                        ADJUSTMENTS
                                                                            AND
                                      DOMESTIC    EUROPE      ASIA      ELIMINATIONS    CONSOLIDATED
                                      --------    -------    -------    ------------    ------------
    Sales to unaffiliated
      customers.....................  $219,962    $19,591    $12,464      $ (5,740)       $246,277
    Operating profit (loss).........   (35,822)    (1,674)       650           133         (36,713)
    Identifiable assets.............   128,617     10,678      2,393       (16,724)        124,964

                                                  TWELVE MONTHS ENDED SEPTEMBER 30, 1995
                                      --------------------------------------------------------------
                                                              (IN THOUSANDS)
                                                                        ADJUSTMENTS
                                                                            AND
                                      DOMESTIC    EUROPE      ASIA      ELIMINATIONS    CONSOLIDATED
                                      --------    -------    -------    ------------    ------------
    Sales to unaffiliated
      customers.....................  $228,983    $22,893    $18,315      $ (1,036)       $269,155
    Operating profit (loss).........    (7,098)    (1,492)       751                        (7,839)
    Identifiable assets.............    99,919      8,656      7,687       (15,298)        100,964

                                                   THREE MONTHS ENDED DECEMBER 31, 1995
                                      --------------------------------------------------------------
                                                              (IN THOUSANDS)
                                                                        ADJUSTMENTS
                                                                            AND
                                      DOMESTIC    EUROPE      ASIA      ELIMINATIONS    CONSOLIDATED
                                      --------    -------    -------    ------------    ------------
    Sales to unaffiliated
      customers.....................  $ 54,409    $ 8,102    $ 7,600                      $ 70,111
    Operating profit (loss).........      (445)       852      1,691                         2,098
    Identifiable assets.............    82,944     10,675      6,309      $ (8,232)         91,696

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

                                                  TWELVE MONTHS ENDED DECEMBER 31, 1996
                                    -----------------------------------------------------------------
                                                             (IN THOUSANDS)
                                                                         ADJUSTMENTS
                                                                             AND
                                     DOMESTIC      EUROPE      ASIA      ELIMINATIONS    CONSOLIDATED
                                    -----------    -------    -------    ------------    ------------
    Sales to unaffiliated
      customers...................   $ 202,001     $24,516    $38,800      $ (7,865)       $257,452
    Operating profit (loss).......     (10,118)     (2,536)      (856)           77         (13,433)
    Identifiable assets...........      69,943       8,824      7,966       (17,518)         69,215

     Operating profit (loss) is calculated as total revenue less total operating expenses. In calculating operating profit, none of the following items have been added or deducted: net interest expense, net miscellaneous income, reorganization items, or income taxes. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area, including goodwill.

     The Company generates significant sales outside the United States and is subject to risks generally associated with international operations. The foreign operations of the Company accounted for approximately 13%, 15%, 22% and 25% of the Company's net sales for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996, respectively. Accordingly, the Company's financial results from international operations may be affected by the economic, political, and regulatory climates prevailing in the respective foreign countries and by fluctuations in currency exchange rates.

15.  ACQUISITION OF CARDINAL TECHNOLOGIES, INC.

     During April 1997, the Company acquired 100% of the outstanding common stock of Cardinal Technologies, Inc. ("Cardinal"), a private manufacturer of modems and ISDN adapters, for $2.5 million. The acquisition has been accounted for utilizing the purchase method of accounting. The estimated fair values assigned to the assets and liabilities acquired were as follows:

                                                                         (IN THOUSANDS)
                                                                         --------------
        Total consideration paid (including acquisition costs of
          $595)........................................................     $  3,095
        Fair value of tangible and identifiable assets acquired........      (15,350)
        Fair value of liabilities assumed..............................       17,055
                                                                            --------
             Estimated goodwill........................................     $  4,800
                                                                            ========

     The results of operations of Cardinal from the beginning of the period through the acquisition date are not significant to the Company's consolidated results of operations.

16. SIGNIFICANT RISKS AND UNCERTAINTIES

     The communications industry is highly competitive and competition is expected to intensify. There are numerous companies competing in various segments of the market in which the Company does business. Competitors include organizations significantly larger and with more development, marketing and financial resources than the Company. The Company's success is dependent on its ability to develop and market products that are innovative, cost-competitive and meet customer expectations.

     The markets for the Company's products are characterized by rapid technological developments resulting in short product life cycles. The market for modems is primarily dependent upon the market for personal computers. From diminished product demand, production overcapacity, and resultant accelerated erosion of average selling prices, the Company's business could be materially and adversely affected by industry-wide

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES fluctuations in the personal computer marketplace in the future. The Company's ten largest customers account for approximately 62%, 57%, 56% and 73% of net sales for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996, respectively.

     The Company's accounts receivable are concentrated with a limited number of customers. The amounts owed by the largest ten customers represented approximately 48% and 55% of the total accounts receivable balances as of December 31, 1995 and 1996, respectively.

17. RELATED PARTY TRANSACTIONS

     As of December 31, 1996, the Company has the following related party transactions:

     The Company has a split-dollar life insurance policy on a shareholder of the Company with the Company as the beneficiary. The split-dollar agreement is included in other long-term assets in the amount of $1.1 million and $0.6 million as of December 31, 1995 and 1996, respectively. The cash surrender value, included in prepaids and other current assets, is $0.3 million as of December 31, 1995 and 1996, respectively.

     A shareholder of the Company has a revolving credit arrangement with the Company stating a maximum draw of $0.3 million. The balance outstanding, included in prepaids and other current assets, is $0.2 million as of December 31, 1995 and 1996, respectively.

     The Company has manufacturing subcontractor agreements with two of its stockholders. During 1996, and as of September 30, 1997 the Company purchased $44.8 million, and $33.4 million, respectively, of finished goods from such manufacturers.

     The Company believes that these transactions were all negotiated at arms length.

18. SUBSEQUENT EVENTS (UNAUDITED)

     On July 29, 1997, the Company signed a definitive merger agreement with Access Beyond, Inc., a provider of remote access connectivity products. Under the terms of the agreement, the merged company will be renamed Hayes Corporation Access Beyond will issue approximately 45.0 million shares of common stock for 100% of the outstanding stock of Hayes. Subsequent to the merger, Access Beyond shareholders will own approximately 21% of the combined company. The combination will be accounted for using the purchase method and is subject to the completion of due diligence and regulatory approvals.

     On July 16, 1997, the Company signed a letter of commitment with a potential investor, whereby the Company would receive approximately $30.0 million in exchange for shares of Hayes Preferred Stock. However, as a result of Access Beyond's agreement, on November 12, 1997, to sell $45.0 million of 6% Preferred Stock, Hayes terminated the letter of commitment.

     On October 9, 1997, Hayes received the final decree bringing its Chapter 11 case to a close.

                                                                       EXHIBIT B


                                                    December 9, 1997


Board of Directors
Access Beyond, Inc.
1300 Quince Orchard Boulevard
Gaithersburg, MD  20878

Gentlemen:

         You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, $0.01 per value per share ("Company Common Stock"), of Access Beyond, Inc. (the "Company") of the Conversion Ratio (as defined below) provided for in the Agreement and Plan of Reorganization dated as of July 29, 1997, as amended by the First and Second Amendments thereto (as so amended, the "Agreement") by and between the Company and Hayes Microcomputer Products, Inc. ("Hayes"). Pursuant to the Agreement, a wholly owned subsidiary of the Company will be merged (the "Merger") with and into Hayes, with Hayes to become a wholly owned subsidiary of the Company.

         Pursuant to the Agreement, each share of common stock, $0.01 par value per share ("Hayes Common Stock"), of Hayes will be converted into the right to receive, subject to certain exceptions, that number of shares of Company Common Stock equal to the Conversion Ratio; each share of Hayes Series A Preferred Stock, no par value, will be converted into the right to receive, subject to certain exceptions, that number of shares of Company Common Stock equal to the product of the Conversion Ratio and the number of shares of Hayes Common Stock into which such share is convertible immediately prior to consummation of the Merger; and each share of Hayes Series B Preferred Stock, no par value, will be converted into the right to receive, subject to certain exceptions, that number of shares of Series A Preferred Stock of Access Beyond ("Access Beyond Series A Stock") equal to the product of the Conversion Ratio and the number of shares of Hayes Common Stock into which such share is convertible immediately prior to consummation of the Merger. "Conversion Ratio" as set forth in the Agreement means the quotient of (i) the product of (a) 3.76 and (b) the number of shares of Company Common Stock and Company preferred stock issued, excluding the placement of 6% Cumulative Convertible Preferred Stock (the "6% Convertible Preferred Stock") and shares of Common Stock issuable upon conversion of the 6% Convertible Preferred Stock, and outstanding immediately prior to consummation of the Merger and (ii) the number of shares of Hayes Common Stock and Hayes preferred stock issued and outstanding immediately prior to consummation of the Merger.

         As reflected in the Company's financial statements for the fiscal year ended July 31, 1997, the Company's operating performance has not met management's expectations as the Company reported an operating loss of $13.4 million and total sales of $18.0 million. For the quarter ended October 31, 1997, management of the Company estimates an operating loss of approximately $2.2 million on sales of approximately $3.9 million. On November 12, 1997, Access Beyond completed the first stage of a two-stage private placement of the 6% Convertible Preferred Stock. The initial stage was for $10 million of 6% Convertible Preferred Stock. The funding of the second installment of the private placement of 6% Convertible Preferred Stock of up to an additional $35 million on substantially similar terms is subject to, among other things, the completion of the Merger and the absence of any material adverse change with respect to the Company and Hayes. Management of Access Beyond has indicated to us that in the absence of the Merger, the Company would need to raise addition capital to implement its long-term business plans. Management has indicated to us that it believes that, in the absence of the Merger, additional financing may not be obtained during the period relevant to addressing the Company's liquidity needs, or in the unlikely event that additional financing could be obtained, that it may not be obtained on terms as attractive as the terms of the private placement of the 6% Convertible Preferred Stock. For the purposes of our opinion, we have assumed that either (i) the contemplated additional $35 million private placement of 6% Convertible Preferred Stock will be completed on the terms set forth in the Preferred Stock Investment Agreement dated as of November 12, 1997 between the Company and the investors listed therein (the "Preferred Stock Investment Agreement") or (ii) alternative sources of sufficient liquidity will be available to Hayes Corporation, on a timely basis, that would not materially dilute the interests of the holders of Company Common Stock as compared to the dilution that is anticipated to result from the contemplated additional private placement pursuant to the Preferred Stock Investment Agreement. We were not authorized by the Company to solicit, nor have we solicited, third-party indications of interest with respect to any potential financing.

         In arriving at our opinion, we have reviewed the Agreement, the terms of the Access Beyond Series A Stock and the Preferred Stock Investment Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Hayes including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company for the period beginning November 1, 1997 and ending December 31, 1998 prepared by the management of the Company and certain financial projections for Hayes for the period beginning November 1, 1997 and ending December 31, 2001, prepared by the management of Hayes. We have also reviewed pro forma financial statements of the combined entity, prepared jointly by management of Hayes and the Company, including synergies and cost savings anticipated as a result of the Merger. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock, reviewed prices and premiums paid in other certain business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. The Company's board of directors requested that we not solicit, nor did we solicit, the interest of any party with respect to any transaction with the Company.

         In rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Hayes or their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections (including projections as to the Company's liquidity) supplied to us, we have assumed that they have been reasonably prepared and are based on the best currently available estimates and judgments of the management of the Company and Hayes as to the future operating and financial performance of the Company and Hayes, respectively. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. DLJ did not participate or advise the Company in the private placement of the 6% Convertible Preferred Stock and has not made any assessment as to the fairness of the terms of the 6% Convertible Preferred Stock or the private placement thereof. We have relied as to all legal matters on advice of counsel to the Company.

         Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood, that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Merger and any other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute recommendation to any stockholder as to how such stockholder should vote on any matter relating to the transaction.

         Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

         Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the Conversion Ratio is fair to the holders of Company Common Stock from a financial point of view.

                                            Very truly yours,

                                            DONALDSON, LUFKIN & JENRETTE
                                            SECURITIES CORPORATION


                                            By:________________________________
                                                     Martin C. Murrer
                                                     Managing Director

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the DGCL permits the indemnification of the directors and officers of the Company. The By-laws of the Company do not contain any provisions on indemnification.

     The Certificate of Incorporation provides for the indemnification of directors and officers and employees of the Company, and persons who serve or served at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred with respect to any action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to being or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provisions set forth in the Certificate of Incorporation do not preclude the indemnification of, and advancement of expenses to, any other person to whom the Company has the power or obligation to indemnify under the provisions of the DGCL, or otherwise. The right to indemnification conferred in the Certificate of Incorporation is a contract right and shall include the right to have paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. The Company maintains insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company against any such expense, liability or loss, whether or not the Company would have the power or the obligation to indemnify such person against such expense, liability or loss under state law or under the terms of the Certificate of Incorporation. Each director of the Company entered into a Director Indemnification Agreement with the Company. The Director Indemnification Agreements provide that, subject to certain exclusions, the Company will indemnify each director against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding to which such director is or is threatened to be made a party by reason of his or her position as an officer or director of the Company or who serves or served at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the extent of the highest and most advantageous of the indemnification provisions set forth in the Certificate of Incorporation, the Company's By-laws, the DGCL, the laws of the jurisdiction under which the Company exists, the terms of any liability insurance or any other benefits available to such director.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

 EXHIBIT
   NO.                                        DESCRIPTION
---------  ----------------------------------------------------------------------------------
     *2.1  Form of Distribution Agreement between Access Beyond, Inc. (the "Company") and
           Penril DataComm Networks, Inc. ("Penril") (filed as Exhibit 2.1 to the Company's registration statement on Form S-1, as amended (Commission File Number 333-10741).
     *2.2  Plan and Agreement of Merger dated as of June 16, 1996, as amended August 5, 1996, among Penril, Bay Networks, Inc. ("Bay") and Beta Acquisition Corp. (filed as
           Exhibit 2.2 to the Company's registration statement on Form S-1, as amended
           (Commission File Number 333-10741).
   *2.3.1  Agreement and Plan of Reorganization between Access Beyond, Inc. (the "Company")
           and Hayes Microcomputer Products, Inc. ("Hayes") dated July 29, 1997 (the "Merger
           Agreement") (filed as Exhibit 10.1 to the Company's Form 8-K filed August 7,
           1997).
   *2.3.2  First Amendment to the Merger Agreement, dated as of November 7, 1997.
   *2.3.3  Second Amendment to the Merger Agreement, dated as of November 21, 1997.
     *2.4  Form of draft of Certificate of Merger.

 EXHIBIT
   NO.                                        DESCRIPTION
---------  ----------------------------------------------------------------------------------
     *3.1  Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the
           Company's registration statement on Form S-1, as amended (Commission File Number
           333-1074)).
     *3.2  Revised Form of Amended and Restated Certificate of Incorporation of the Company.
     *3.3  By-Laws of the Company (filed as Exhibit 3.2 to the Company's registration statement on Form S-1, as amended (Commission File Number 333-10741)).
   *4.1.1  Voting Agreement dated July 29, 1997 between the Company and Chestnut Capital
           Limited Partnership.
   *4.1.2  Voting Agreement dated July 29, 1997 between the Company and Rinzai Limited.
   *4.1.3  Voting Agreement dated July 29, 1997 between the Company and Vulcan Ventures
           Incorporated.
   *4.2.1  Affiliate Agreement dated July 29, 1997 between the Company and Kaifa Technology
           (H.K.) Limited.
   *4.2.2  Affiliate Agreement dated July 29, 1997 between the Company and Rinzai Limited.
   *4.2.3  Affiliate Agreement dated July 29, 1997 between the Company and Chestnut Limited
           Partnership.
   *4.2.4  Affiliate Agreement dated July 29, 1997 between the Company and S.P. Quek
           Investments Pte Ltd.
   *4.2.5  Affiliate Agreement dated July 29, 1997 between the Company and Dennis Hayes.
   *4.3.1  Market Standoff Agreement dated July 29, 1997 between the Company and Kaifa
           Technology (H.K.) Limited.
   *4.3.2  Market Standoff Agreement dated July 29, 1997 between the Company and Rinzai
           Limited.
   *4.3.3  Market Standoff Agreement dated July 29, 1997 between the Company and S.P. Quek
           Investments Pte Ltd.
   *4.3.4  Market Standoff Agreement dated July 29, 1997 between the Company and Rollig
           Profits Holdings Limited.
   *4.3.5  Market Standoff Agreement dated July 29, 1997 between the Company and Saliendra
           Pte Ltd.
   *4.3.6  Market Standoff Agreement dated July 29, 1997 between the Company and Lao Hotel
           (H.K.) Limited.
   *4.3.7  Market Standoff Agreement dated July 29, 1997 between the Company and Dennis
           Hayes.
     *4.4  Preferred Stock Investment Agreement dated as of November 10, 1997 between the
           Company and certain investors (filed as Exhibit 4.1 to the Company's Form 8-K filed November 17, 1997).
     *4.5  Registration Rights Agreement dated as of November 10, 1997 between the Company and certain investors (filed as Exhibit 4.2 to the Company's Form 8-K filed
           November 17, 1997).
   *4.6.1  Specimen Common Stock Certificate for Hayes Corporation
   *4.6.2  Specimen Series A Stock Certificate for Hayes Corporation
     *5.1  Opinion of Morrison Cohen Singer & Weinstein, LLP.
     *8.1  Opinion of Womble Carlyle Sandridge & Rice, PLLC re tax matters.
    *10.1  Technology License Agreement, dated as of November 16, 1996 between Penril and the
           Company (filed as Exhibit 10.1 to the Company's registration statement on Form
           S-1, as amended (Commission File Number 333-10741)).
    *10.2  Development and License Agreement dated as of June 16, 1996 between Bay and
           Penril, on behalf of the Company (filed as Exhibit 10.2 to the Company's registration statement on Form S-1, as amended (Commission File Number
           333-10741)).
    *10.3  Indemnification Agreement dated as of November 16, 1996 between Penril and the
           Company (filed as Exhibit 10.3 to the Company's registration statement on Form
           S-1, as amended (Commission File Number 333-10741)).

 EXHIBIT
   NO.                                        DESCRIPTION
---------  ----------------------------------------------------------------------------------
    *10.4  Transitional Services Agreement dated as of November 16, 1996 between the Company and Penril (filed as Exhibit 10.7 to the Company's registration statement on Form
           S-1, as amended (Commission File Number 333-10741)).
  *10.5.1  Lease Agreement between Penril and Real Estate Income Partners dated as of March
           31, 1989, as amended on May 14, 1990 and November 15, 1996 (filed as Exhibit
           10.8.1 to the Company's Form 10-K filed October 16, 1997).
  *10.5.2  Assignment and Assumption of Lease between Penril and the Company dated as of
           November 18, 1996 (filed as Exhibit 10.8.2 to the Company's Form 10-K filed
           October 16, 1997).
   +*10.6  The Company's Amended and Restated 1996 Long-Term Incentive Plan (filed as Exhibit
           10.9 to the Company's Form 10-K filed October 16, 1997).
   +*10.7  Form of Option Agreement for the grant of non-qualified options under the Amended and Restated 1996 Long-Term Incentive Plan (filed as Exhibit 10.10 to the
           Company's Form 10-K filed October 16, 1997).
   +*10.8  The Company's Amended and Restated 1996 Non-Employee Directors' Stock Option Plan.
           (filed as Exhibit 10.11 to the Company's Form 10-K filed October 16, 1997).
   +*10.9  Form of Option Agreement for the grant of options under the Amended and Restated
           1996 Non-Employee Directors' Stock Option Plan (filed as Exhibit 10.12 to the
           Company's Form 10-K filed October 16, 1997).
   *10.10  2290 Remote Access Gateway ("Hawk") Technology Transfer Agreement dated as of May
           2, 1997 between the Company and Paradyne Corporation (filed as Exhibit 10.13 to the Company's Form 10-K filed October 16, 1997).
   *10.11  Stock Purchase Agreement dated as of May 2, 1997 between the Company and Paradyne
           Corporation, and First Amendment thereto dated September, 1997 (filed as Exhibit
           10.14 to the Company's Form 10-K filed October 16, 1997).
  +*10.12  Employment Agreement dated as of November 18, 1996 between the Company and Ronald
           A. Howard (filed as Exhibit 10.15 to the Company's Form 10-K filed October 16,
           1997).
   *10.13  Manufacturing Agreement dated as of March 1, 1997 between the Company and Hibbing
           Electronics Corporation (filed as Exhibit 10.16 to the Company's Form 10-K filed
           October 16, 1997).
  +*10.14  Form of Employment Agreement between the Company and Ronald Howard.
  +*10.15  Form of Employment Agreement between the Company and Dennis Hayes.
   *10.16  Agreement between the Company and EMI Holding Corp., dated November 13, 1996, relating to the sale of Electro-Metrics, Inc., as amended on January 6, 1997,
           February 26, 1997 and April 17, 1997 (filed as Exhibit 10.17 to the Company's Form
           10-K filed October 16, 1997).
  +*10.17  Hayes Stock Option Plan.
  +*10.18  First Amendment to Hayes Stock Option Plan.
  +*10.19  Forms of Hayes Stock Option Agreements, as amended
   *10.20  Loan and Security Agreement between the Company and Foothill Capital Corp. dated
           October 2, 1997.
     *21.  List of Subsidiaries of the Company.
    *23.1  Consent of Deloitte & Touche LLP (included in Part II of this Registration
           Statement).
    *23.2  Consent of Coopers & Lybrand LLP (included in Part II of this Registration
           Statement).
    *23.3  Consent of Donaldson, Lufkin & Jenrette Securities Corporation (included in Part
           II of this Registration Statement).
    *23.4  Consent of Morrison Cohen Singer & Weinstein, LLP (contained in its opinion filed as Exhibit 5.1 hereto).
    *23.5  Consent of Womble Carlyle Sandridge & Rice, PLLC (contained in its opinion filed as Exhibit 8.1 hereto).

 EXHIBIT
   NO.                                        DESCRIPTION
---------  ----------------------------------------------------------------------------------
     *24.  Powers of Attorney for the Company (included on the signature page hereto).
     *27.  Financial Data Schedule.

-------------
  * Previously filed


  + Management contract, compensation plan or arrangement


(b) Financial Statement Schedules

        Independent Auditor's Report on Schedule
          Schedule II -- Valuation and Qualifying Accounts

     All other schedules specified under Regulation S-X for the Company have been omitted because they are either not applicable, not required or because the information required is included in the consolidated financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration when it became effective.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Gaithersburg, State of Maryland, on December 12, 1997.


                                          ACCESS BEYOND, INC.

                                          By:       /s/ RONALD HOWARD

                                            ------------------------------------
                                            Ronald Howard
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



              SIGNATURE                               TITLE                        DATE
-------------------------------------  ------------------------------------ ------------------
          /s/ RONALD HOWARD            President and Chief Executive        December 12, 1997
-------------------------------------  Officer (Principal Executive
            Ronald Howard              Officer) and Chairman of the Board

          /s/ MARK FIELDS*             Controller and Acting Chief          December 12, 1997
-------------------------------------  Financial Officer (Principal
             Mark Fields               Financial and Accounting Officer)
     /s/ BARBARA PERRIER DREYER*       Director                             December 12, 1997
-------------------------------------
       Barbara Perrier Dreyer

          /s/ JOHN HOWARD*             Director                             December 12, 1997
-------------------------------------
             John Howard

         /s/ ARTHUR SAMBERG*           Director                             December 12, 1997
-------------------------------------
           Arthur Samberg

         /s/ PAUL SCHALLER*            Director                             December 12, 1997
-------------------------------------
            Paul Schaller


*By:    /s/ RONALD HOWARD

     ---------------------------
     (Ronald Howard, as
     Attorney-in-Fact)

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the inclusion in this registration statement on Form S-4 (File No. 333-37993) of our report dated April 30, 1997, except for Note 18 as to which the date is November 12, 1997 on our audits of the consolidated financial statements of Hayes Microcomputer Products, Inc. We also consent to the references to our firm under the caption "Experts."

                                          COOPERS & LYBRAND L.L.P.

Atlanta, Georgia
December 10, 1997

                         INDEPENDENT AUDITORS' CONSENT

     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-37993 of Access Beyond, Inc. on Form S-4 of our report dated August 29, 1997 (November 12, 1997 as to Note 11), appearing in the Proxy Statement/Prospectus, which is part of this Registration Statement, and of our report dated August 29, 1997 (November 12, 1997 as to Note 11) relating to the financial statement schedule appearing elsewhere in this Registration Statement.

     We also consent to the reference to us under the heading "Experts" in such Proxy Statement/Prospectus.

/s/ DELOITTE & TOUCHE LLP

Washington, D.C.
December 10, 1997

         CONSENT OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

     We consent to the inclusion in this registration/proxy statement on Form S-4 filed by Access Beyond, Inc. (the "Registrant") of our fairness opinion relating to the "Conversion Ratio" provided for in the Agreement and Plan of Reorganization dated as of July 29, 1997 by and between the Registrant and Hayes Microcomputer Products, Inc.

                       /s/ Michael Kramer

                       DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

New York, New York
October 14, 1997

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Access Beyond, Inc.
Gaithersburg, Maryland

     We have audited the consolidated financial statements of Access Beyond, Inc. and subsidiaries (the successor company to Penril DataComm Networks, Inc.) as of July 31, 1997 and 1996, and for each of the three years in the period ended July 31, 1997, and have issued our report thereon dated August 29, 1997 (November 12, 1997 as to Note 11), included elsewhere herein. Our audits also included the financial statement schedule of Access Beyond, Inc. listed in Item 21(b) of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ DELOITTE & TOUCHE LLP
Washington, D.C.
August 29, 1997 (November 12, 1997 as to Note 11)

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                                             COLUMN C               COLUMN D
                                        COLUMN B      -----------------------     -------------      COLUMN E
                                       ----------     CHARGES TO     RECOVERY       WRITE-OFF       ----------
                                       BALANCE AT      S, G & A       OF BAD      OF BAD DEBTS,     BALANCE AT
                                       AUGUST 1,       EXPENSES      DEBTS(A)       OTHER (B)        JULY 31,
                                       ----------     ----------     --------     -------------     ----------
                                                              (IN THOUSANDS OF DOLLARS)
ALLOWANCE FOR DOUBTFUL ACCOUNTS
  APPLICABLE TO ACCOUNTS RECEIVABLE
Fiscal 1997..........................    $  554          $462          $ 91          $  (893)          $215
Fiscal 1996..........................    $1,067          $502          $ 20          $(1,035)          $554

---------------
(a) Included in fiscal 1997's recovery of bad debts was an exchange rate adjustment of $8,000 and a transfer of bad debt reserves of $66,000 related to the Spin-off and Merger transaction with Bay Networks, Inc.

(b) Included in fiscal 1997's write-off of bad debts was $250,000 of reserves transfer to Bay Networks, Inc. related to the Spin-off and Merger transaction with Bay Networks, Inc.

                                       S-2